Form 20-F
period 2024-12-31
ANDINA BOTTLING CO INC
filed 2025-03-26
CIK 925261

As filed with the Securities and Exchange Commission on March 26, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

◻ Yes ☒ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

●	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
●	“Andina Chile” means Andina’s consolidated subsidiaries in Chile, excluding VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.;
●	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
●	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
●	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;
●	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;
●	“Envases CMF” means our affiliate, Envases CMF S.A.;
●	“ECSA” means our subsidiary, Envases Central S.A.;
●	“Re-Ciclar” means our subsidiary, Re-Ciclar S.A.;
●	“Circular-Pet” means Circular-Pet S.A.;
●	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
●	“VASA” means our subsidiary, Vital Aguas S.A.;
●	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A., which operates in Chile, Recofarma Indústrias do Amazonas Ltda., which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L., which operates in Argentina;
●	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antarctic and the provinces of Cachapoal and San Antonio;
●	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the State of São Paulo and the State of Minas Gerais;
●	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and
●	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and the Interpretations issued by the International Financial Reporting Standards IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2022, 2023 and 2024 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

●	changes in general economic, business, political or other conditions in the regions where we operate;
●	the impact of the occurrence or resurgence of global or regional health events, and government measures aimed at limiting the spread of pathogens;
●	global developments that affect our markets, including potential changes related to trade and tariffs;
●	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;
●	the monetary and interest rate policies of the central banks of the countries in which we operate;
●	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;
●	changes in taxes;
●	our inability to hedge certain risks economically;
●	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;
●	the outcome of litigation against us;
●	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;
●	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;
●	capital and credit market conditions, including the availability of credit changes in interest rates;
●	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.; and
●	the factors described under “Risk Factors.”

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

●	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations. Non-renewal of our authorization to produce and market its branded products, or other changes in our relationship, may adversely affect our business.
●	The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, single use packaging, and plastic bottles pollution, and if we do not address evolving consumer product and shopping preferences, our business could suffer.
●	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business that may adversely affect our financial results.
●	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.
●	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk, price volatility and inflation, our profitability may be affected.
●	Instability in the supply of utility services and oil prices may adversely impact our results of operations.
●	Water scarcity, poor water quality and energy shortages could adversely impact our production costs and capacity.
●	Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.
●	Our ability to achieve our environmental, social and governmental goals are subject to risks, many of which are outside of our control and our reputation and brands could be harmed if we fail to meet such goals.
●	Significant additional labeling or warning requirements may inhibit sales of our products.
●	Our business may be adversely affected if we are unable to maintain brand image and product quality.

●	Trademark infringement could adversely impact our beverage business.
●	We may not be able to successfully implement our expansion strategies or achieve the expected operational efficiencies or synergies from potential acquisitions.
●	Weather conditions or natural disasters may adversely affect our business.
●	Our business is subject to risks arising from pandemics.
●	Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.
●	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
●	If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.
●	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.
●	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.
●	Our business is subject to regulation, which is complex and subject to change.
●	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.
●	If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through significant liabilities, a reduction of sales, increased costs or damage to our reputation.
●	Adverse judgments or determinations in tax proceedings to which we are, or may become, a party, may have a material adverse impact on our business and results of operations.
●	The countries in which we operate may adopt new tax laws or modify existing laws or their interpretations, to increase taxes applicable to our business or reduce existing tax incentives.
●	If we do not successfully comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, and our sales and profitability could suffer.
●	We may not be able to recruit or retain key personnel.
●	A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos. In addition, our financial condition and results of operations could also be adversely affected by changes over which we have no control.
●	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.
●	Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business.
●	Negative information on social media and similar platforms could adversely affect our reputation.

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. The largest part of our net sales for 2023 and 2024, respectively, were derived from the distribution of soft drinks and other beverages bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expired in January 2025 and is under renewal, one agreement for Brazil, which expires in October 2027, one agreement for Argentina, which expires in September 2027, and one agreement for Paraguay, which expires in March 2028. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn, which are important sources of ingredients for our products. Climate change may also exacerbate extreme weather, resulting in water scarcity or flooding, and cause a further deterioration of water quality in affected regions, which could limit water availability for our operations. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment and/or may result in increased disclosure obligations. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business and results of operations.

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

Our business is subject to risks arising from pandemics.

Pandemics such as the COVID-19 pandemic pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions.

Pandemics and related government measures could adversely affect our business and results of operations, potentially materially.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance for our principal facilities and other assets. Our insurance coverage protects us in the event we suffer certain losses resulting from fire, terrorism and natural disasters, such as earthquake and floods, or from business interruptions caused by such events. In addition, we maintain other insurance policies for general liability and product contamination, among others. We cannot assure you that our insurance coverage will be sufficient or will provide adequate compensation for losses that we may incur.

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

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), primarily employees, former employees, suppliers and consumers with whom we interact. As a result, we are subject to laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in any jurisdictions in which Andina operates and at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. Also, new standards or regulations over data security or the handling of personal information in the countries where we operate may increase our costs in order to comply with those potential regulations and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures and practices.

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

A substantial portion of our employees is covered by several collective bargaining labor agreements. Some of these agreements expire every year. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations. Changes to the terms and conditions of existing agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. We cannot assure you that labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

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

The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including those in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos.

The Company reports its results in Chilean pesos, while a large part of its revenues comes from countries that use other currencies. During 2023 and 2024, 28% and 28% of the Company’s net sales were generated in Brazil, 18% and 25% in Argentina, and 9% and 9% in Paraguay, respectively. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China and other countries, Brexit, and the rise of populism and tensions in South America and Middle East. In addition, the war in Ukraine has had a significant impact on the global economy, affecting energy markets, supply chains and the prices of certain raw materials. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our operations in Chile represented 46.4% and 42.4% of our assets as of December 31, 2023 and December 31, 2024, respectively, and 45.5% and 38.6% of our net sales for 2023 and 2024, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. During 2024, the Chilean peso had an average value of 944 Ch$/US$, reaching an average of 983 Ch$/US$ during the month of December, and ending the year at 996 Ch$/US$.

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

During 2021 and 2022, inflation in Chile was high with rates of 7.2% and 12.8%, respectively. The crisis caused by the COVID-19 pandemic and the economic relief packages enacted by the Chilean Congress were the primary reasons leading to this inflation. In order to control it, the Central Bank has made recurring increases in the monetary policy rate ranging from 0.5% in 2021, 11.25% during 2022 and 8.25% for 2023, in an effort to achieve a significant decrease in consumption. During 2023 inflation decreased reaching 3.9% year-on-year in December 2023, but during 2024 it had an upturn closing the year at 4.5%.

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

Our operations in Brazil represented 31.8% and 29.0% of our assets as of December 31, 2023 and December 31, 2024, respectively, and 28.5% and 28.2% of our net sales for 2023 and 2024, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP grew by 3.0% in 2022, 3.2% in 2023 and 3.5% in 2024 according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or “IBGE”). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

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

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE), Brazilian annual rates of inflation for consumer prices were 5.8% in 2022, 4.6% in 2023 and 4.8% in 2024.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real appreciated 7% in 2022, appreciated 7% in 2023 and depreciated 28% in 2024 compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In late 2023, the Brazilian government approved a tax reform on consumption whose prime objective is to simplify the taxes on goods and services, thus reducing distortions and enhancing transparency for businesses operating in Brazil. This tax reform will be highly relevant because Brazil’s current tax system is considered one of the most complex in the world, with too many rules, numerous exceptions and high compliance costs.

The first and most important complementary law to regulate the tax reform on consumption (Complementary Law No 214/2025) was enacted on January 16, 2025.

This Law creates new taxes that replace the current taxes on consumption in Brazil, and establishes general rules for the new tax system, including the tax regime applicable in the transition period until the new tax regime comes into effect.

In relevant part, the tax reform replaces the current indirect taxes on goods and services (ICMS, IPI, ISS and PIS/COFINS) with basically three new taxes: the goods and services tax (IBS), the contribution on goods and services (CBS) and the excise tax (IS).

The CBS, a federal tax, and the IBS, a state and municipal tax, share identical regulations and structures, so as to form a Dual-VAT model. This uniform framework aims to simplify the compliance and to ensure consistency across the different levels of government. The IS is a selective tax applied to specific goods and services considered to be harmful to health or environment. Please note that some sugary drinks (such as sodas) are listed among the products subject to IS.

A key factor that may impact our profitability is the expiration of several tax incentives on which we currently rely. The few incentives to remain are those outlined in the Federal Constitution. Additionally, the tax reform establishes a timeline for the gradual phase-out of ICMS tax incentives from January 2029 to December 2032.

The tax reform establishes a transition period from January 2026 to December 2032, during which the current tax system will coexist with the new framework.

Since 2018, the Brazilian government has gradually increased the value-added tax on manufactured products (Imposto sobre Produtos Industrializados or “IPI”) applicable to soft drinks concentrate. These changes have negatively affected our operations, since they significantly reduced the tax credit derived from purchases of concentrate from the Manaus Free Trade Zone that currently benefits Rio de Janeiro Refrescos and the soft drinks industry as a whole.

IPI tax credits derived from purchases of concentrate from the Manaus Free Trade Zone were significantly affected by Complementary Law No 214/2025. As of January 1, 2027, such tax credits will be reduced to zero for products which had previously been subject to a rate lower than 6.5%, as provided in the Table of Incidence of the Tax on Industrialized Products (TIPI) as of December 31, 2023.

Additionally, regarding the tax on income, the following other noteworthy laws have been recently approved and may impact the Company’s operations: (i) Law No. 15,079, dated December 27, 2024, which establishes the additional corporate tax on net income (CSLL) in the process of adapting Brazilian legislation to the Global Rules Against Base Erosion – GloBE Rules, and (ii) Law No. 14,596, dated June 14, 2023, which provides for transfer pricing rules related to the corporate income tax (IRPJ) and the social contribution on Net Income (CSLL).

Furthermore, there are plans to approve a second tax reform which, among other factors, would have an impact on the income tax to be paid by Andina on profits and dividends. The effects of the approved tax reform and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. If the enacted measures result in increases in our overall tax burden, our overall financial performance will be negatively affected. In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.

Brazilian tax proceedings may result in a significant tax liability.

Our subsidiary Rio de Janeiro Refrescos Ltda. (“RJR”) is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$3.51 billion. These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible or remote. Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

RJR is party in tax proceedings in which the Brazilian federal tax authorities are charging Corporate Income Taxes (CIT), added by penalties and interest, involving an approximate total amount of R$1.06 billion. These proceedings result from the disallowance of expenses from the tax deduction of (i) goodwill paid and registered by RJR, mainly upon the acquisition of the investment in Companhia de Bebidas Ipiranga (Ipiranga) in 2013, under the ground that the “real acquirer or investor” was a company located abroad (and not directly RJR); and (ii) interest expenses incurred by RJR under a loan agreement executed with Andina Bottling Investments to finance part of the purchase price paid to sellers of Ipiranga, arguing that such expenses were “unnecessary” to RJR. These proceedings were recently examined by the Administrative Tax Court (CARF), second administrative level (appellate division of administrative court), which issued favorable decisions to RJR. CARF understood that the company complied with the legal requirements that authorize the goodwill deduction for tax purposes, and ordered the full cancelation of the debts charged by Brazilian federal tax authorities. The National Treasury Attorney’s Office (PGFN) was notified of these decisions and presented appeals which are currently under review by the Administrative Tax Court (CARF). We believe that the Brazilian tax authorities’ claims are without merit, as already recognized by administrative decisions issued by CARF. Our external Brazilian counsel has advised us that it believes that the likelihood of loss in these proceedings is classified as possible, mainly under the grounds that (i) the acquisition of Ipiranga was carried out between independent parties in accordance with the applicable law; (ii) all legal requirements established by the regime of Law N. 9,532/97 were observed; (iii) the goodwill registered by RJR was fully based on the expected future profitability of the acquired investment, which was demonstrated through technical valuation reports; (iv) there is no legal basis to support allegations of “real acquirer or investor” or other related grounds; and (v) the interest expenses incurred by RJR are normal and necessary expenses to its business activities and, therefore, should be qualified as deductible for tax purposes.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 9.5% and 17.1% of our assets as of December 31, 2023 and December 31, 2024, respectively, and 17.6% and 24.8% of our net sales for 2023 and 2024, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP in real terms grew 5.0% in 2022 and decreased 1.6% in 2023, compared to the previous year according to the INDEC. GDP in 2024 contracted 1.7% according to the INDEC.

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

The last presidential election in Argentina was held between October (first round) and November 2023 (runoff). As a result of the election, President Javier Milei, the La Libertad Avanza party candidate, was elected president and took office on December 10, 2023. President Milei has attempted to implement new monetary, fiscal, and exchange rate policies, which have effects on our business. We cannot provide assurance that the Argentine government will be able to continue to implement business-friendly policies.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. In 2022, INDEC recorded a consumer price index (índice de precios al consumidor or “CPI”) increase of 94.8%, while the wholesale price index WPI (índice de precios internos al por mayor or “WPI”) increased 94.8%. In 2023, INDEC recorded a CPI increase of 211.4%, while WPI increased 276.3%. In 2024, INDEC recorded a CPI increase of 117.8%, while WPI increased 67.1%.

During 2022, 2023 and 2024, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy were hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

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

In an effort to reduce downward pressure on the value of the Argentine peso, the Argentine government has at times implemented policies aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”) that limit the purchase of foreign currency by private companies and individuals. Currently, access to the foreign exchange market is subject to several restrictions and governmental authorizations. The government of President Milei has announced plans to remove or lift all the currency exchange restrictions by the year 2025; however, we cannot assure you that these plans will be implemented as currently contemplated.

In 2022, 2023 and 2024, the Argentine peso depreciated 72%, 356% and 28%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the Company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

The government may standardize joint agreements that provide for wage increases for private sector employees, which could increase our operating costs.

In the past, the Argentine government has previously enacted laws, rules, and decrees that required private sector businesses to pay their workers more and offer them particular benefits. While inflation has declined considerably during 2024, it remains and will continue to remain at high levels. Furthermore, labor unions frequently demand large wage increases. Furthermore, the Argentine government has instituted multiple policies aimed at reducing the adverse effects of inflation and exchange rate swings on wages. Employers in the public and private sectors are under constant pressure to raise wages due to the high rates of inflation.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Law No. 14,250 on Collective Bargaining Agreements, which, among other things, specify how salary negotiations and other labor negotiations should be conducted. The new government of President Javier Milei, through the enactment of a Decree of Necessity and Urgency (DNU-2023-70-APN-PTE, dated December 20, 2023) instituted labor reforms that, among other issues, included significant changes to the aforementioned laws. However, this decree is currently on hold due to a judicial order. Nonetheless, these laws have been amended by Law 27,742 (Bases Law) enacted on June 27, 2024 by the National Congress, by virtue of which some of the reforms provided for in the aforementioned DNU-2023-70-APN-PTE were incorporated.

Government measures to preempt or respond to social unrest may affect the Argentine economy and our business.

In recent decades, Argentina has experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Certain social and political tension and high levels of poverty and unemployment continue. Unions frequently stage nationwide strikes and protests, and riots and lootings of shops and supermarkets in cities around the country have taken place at times of social turmoil.

Future government policies to preempt, or in response to, social unrest may include new taxation policies and changes in laws and policies favoring foreign trade and investment. Such policies could materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Price control policies of previous governments in Argentina, if reinstated in the future, may have a material and adverse effect on our results of operations in Argentina.

In the past the Argentine government has from time to time established price controls on consumer products. President Milei’s new government has repealed price control regulations in Argentina with the aim of achieving a more transparent and free market. To the extent that the price of our products in Argentina is again restricted by the government through price controls, the results of our Argentine operations may be materially affected. We cannot assure that price controls in Argentina will not be reinstated in the future.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

Our operations in Paraguay represented 12.3% and 11.6% of our assets as of December 31, 2023 and December 31, 2024, respectively, and 8.5% and 8.7% of our net sales for 2023 and 2024, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political stability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP grew 0.2% in 2022, grew 5% in 2023 and grew 4% in 2024, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is also strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect the Paraguayan economy and, in turn, our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 4.9% over the last five years, we cannot assure that it will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

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

The Paraguayan guaraní depreciated 7% in 2022, appreciated 1% in 2023 and depreciated 8% in 2024, in each case compared to the closing exchange rate as of the end of the prior period with the U.S. dollar.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$165,778 million as of December 31, 2024 and an average monthly trading volume of approximately US$2,472 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

During 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, acquired Laticínios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. Andina Brazil acquired 7.52% of Laticínios Verde Campo Ltda.

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

In October 2018, Trop Frutas do Brasil Ltda. incorporated the company Laticínios Verde Campo Ltda., thereby acquiring ownership of the brand Laticínios Verde Campo.

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

On April 11, 2024, the agreement for the assignment and transfer of shares of Laticínios Verde Campo, formerly Trop Frutas do Brasil Ltda, was signed, in which Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, transferred their shares in the company, such that none of them continues to have any stake in Laticínios Verde Campo. The agreement closed on May 31, 2024.

In June 2024, the termination of the Distribution Contract between Cervejarias Kaiser Brasil Ltda, HNK BR Indústria de Bebidas Ltda, and Rio de Janeiro Refrescos Ltda was signed. This contract, which covered the marketing and distribution of Eisenbahn, Tiger, Sol Premium, Kaiser, and Bavaria branded beers, ended on October 1, 2024.

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in EDASA (the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A.). These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“ROMESA”). In 1996, we acquired an additional 35.9% interest in EDASA, an additional 78.7% interest in INTI, a 100% interest in CIPET (a PET plastic bottle and packaging business located in Buenos Aires) and a 15.2% interest in Cican S.A. During 1997, the operations of ROMESA were merged with INTI. In 1999, EDASA was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, CIPET merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

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

In March 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS.” The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing AdeS products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A., in liquidation), increasing its ownership interest to 14.3%. As of the date of this annual report, EDASA’s interest in Alimentos de Soja S.A. is equivalent to 14.82%. The amount of shares transferred was sufficient to provide EDASA with a percentage of shares approximately proportional to its market share in the territory. As of the date of this annual report, the company is in the process of being liquidated, as a result of the early dissolution that was unanimously approved by the shareholders at an extraordinary shareholders’ meeting.

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

In June 2022, Andina Argentina signed a distribution agreement with Grupo Peñaflor S.A. with an expiration date of June 2026, for the distribution of alcoholic beverages manufactured or imported by Grupo Peñaflor S.A. for the territory of the Provinces of Mendoza, San Juan and San Luis. Furthermore, in December 2024, distribution was extended to the territory of the Province of Córdoba.

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

In October 2022 PARESA and Cervepar S.A. signed a Logistics and Sales Master Agreement valid for a period of 5 years, and in this context, from September 2023 PARESA began to distribute alcoholic beverages, mainly beers, covering cities in the departments of San Pedro, Caaguazú and Canindeyú, under brands such as Brahma, Budweiser 66, Skol, among others.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2022-2024 period:

	Year ended December 31,
	2022	2023	2024

	(in millions of Ch$)
Chile	70,395	107,314	75,830
Brazil	44,611	54,082	115,079
Argentina	37,757	44,729	89,694
Paraguay	20,912	16,495	21,916
Total	173,675	222,620	302,519

Our total capital expenditures were Ch$173,675 million in 2022, Ch$222,620 million in 2023 and Ch$302,519 million in 2024. The increase in 2024 was mainly due to higher productive investments, primarily in Argentina and Brazil.

In 2024, capital expenditures were principally related to the following:

Argentina

●	Returnable containers (glass and PET bottles) and cases for bottles;
●	Coolers - Cold Equipment;
●	Multi Serve Returnable Products Capacity Expansion Project (Mendoza Plant, stage 2024: Completion of civil works and facilities. Implementation of production line);
●	Seed-based products production project (Monte Cristo Plant - start-up);
●	Other sustainability projects (water treatment, recycling, effluent treatment);
●	Investments due to obsolescence; and
●	Hardware technology upgrade and software development for productivity and management improvement.

Brazil

●	Beer production facility in Duque de Caxias plant;
●	Production lines and equipment for the Andina’s plants;
●	Returnable containers (Ref PET and glass bottles) and plastic bottle cases;
●	Cold equipment and other equipment for the point of sale;
●	Improvements in the management systems;
●	Machinery to increase efficiency and productive capacity; and
●	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

●	Initiation of new OW bottling line (production line 12);
●	Purchase of land in the commune of Renca to expand operational capacity;
●	Commencement of nanofiltration and water recovery project for the wastewater treatment plant with the aim of reducing the water ratio; and
●	Installation of an automatic assembly line for dual-pack and triple-pack soft drink products.

Paraguay

●	Returnable bottles and plastic cases
●	Coolers - Cold equipment; and
●	Finished products warehouse expansion.

We have budgeted approximately US$240 million for our capital expenditures in 2025, which is expected to be mainly destined to:

●	Opening of new mineral water line and multi-category line in the Duque de Caxias plant in Brazil;
●	Machinery and infrastructure in the Duque de Caxias plant in Brazil and electrical substation for beer production;
●	New returnable glass packaging line in Paraguay;
●	Improvements to the efficiency of water use in Chile and Argentina and compliance with regulations regarding the treatment of industrial water in Chile with the new effluent treatment plant;
●	Compliance with regulations and process improvement projects in Argentina;
●	Renewal of the truck fleet in Chile; and
●	Improvement of our information technologies in our relationship with clients, consumers and internal processes, accelerating digitization with the incorporation of more technological solutions, artificial intelligence and machine learning.

For 2025, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2025 may change based on market conditions and how the economy evolves in the countries where we operate.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile, the second largest in Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2024, we had consolidated net sales of Ch$3,224,233 million and total sales volume of 909.0 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 64.6% of our consolidated net sales during 2024, we also:

●	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company, and flavored waters in Chile, Argentina and Paraguay;
●	produce, sell and distribute iced tea, matte beverages in Brazil;
●	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
●	produce, sell and distribute energy drinks in Argentina, Brazil and Chile under trademarks owned by Monster Energy Company, and sell and distribute these products in Paraguay;
●	produce, sell and distribute pre-mixed cocktails in Argentina;
●	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;
●	sell and distribute beer in Brazil under the brands Therezópolis and Estrella Galicia;

●	sell and distribute alcoholic beverages in Brazil under the group Campari SPA’s brands, such as Campari, Aperol, Skyy;
●	produce, sell and distribute alcoholic drink ready-to-drink Jack & Coke, Schweppes with alcohol and Absolut Sprite in Brazil;
●	sell and distribute beer, sparkling wine, spirits, wine, cider and other alcoholic products in Argentina under the Grupo Peñaflor brands;
●	sell and distribute beer, spirits and wine in Chile;
●	sell and distribute beer and other alcoholic beverages in Paraguay;
●	sell and distribute confectionery in Brazil under the Perfetti Van Melle Brazil’s brands: Mentos and Frutalle; and
●	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2024.

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

The following table sets forth the brands of the non-alcoholic beverages that we distribute by country as of December 31, 2024:

	Argentina		Brazil		Chile		Paraguay

Soft drinks
Coca-Cola	✓	PR	✓	PR	✓	PR	✓	PR
Coca-Cola Light	✓	PR			✓	PR
Coca-Cola Plus Café	✓	PR	✓	PR
Coca-Cola Zero/Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Crush Light/Zero/Sin azúcar	✓	PR					✓	PR
Fanta	✓	PR	✓	PR	✓	PR	✓	PR
Fanta Zero/Sin azúcar	✓	PR	✓	PR	✓	PR
Inca Kola					✓	PR
Inca Kola Zero					✓	PR
Kuat			✓	PR
Nordic					✓	PR
Nordic Zero					✓	PR
Schweppes	✓	PR			✓	PR	✓	PR
Schweppes Light/Zero/Sin azúcar	✓	PR	✓	PR	✓	PR		PR
Schweppes Tónica	✓	PR	✓	PR	✓	PR	✓	PR
Schweppes Tónica Light	✓	PR	✓	PR	✓	PR	✓	PR
Sprite	✓	PR	✓	PR	✓	PR	✓	PR
Sprite Zero/ Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Juices
Andina Del Valle							✓	PR
Andina Del Valle Fresh					✓	PR
Cepita	✓	PR			✓	PU
Cepita Nutridefensas	✓	PR
Del Valle 100%			✓	PU
Del Valle Fresh			✓	PR	✓	PR
Del Valle Frut			✓	PR	✓	PR
Del Valle Mais			✓	B
Del Valle Mais Light			✓	B	✓	PR
Frugos Light/Sin azúcar/0%							✓	PR
Guallarauco Aloe Vera					✓	PR
Guallarauco Jugo					✓	PR
Guallarauco Limonada					✓	PR
Guallarauco Nectar					✓	PR
Guallarauco Vitamin					✓	PR
Kapo			✓	PR	✓	PR	✓	PR
Waters
Aquarius	✓	PR			✓	PR	✓	PR
Benedictino	✓	PR			✓	PR	✓	PR
Benedictino Sabores					✓	PR
Bonaqua Con Gas	✓	PR
Bonaqua Sin gas	✓	PR
Crystal			✓	PR
Dasani							✓	PR
Glaceau Vitamin Water					✓	PR
Guallarauco Agua de Fruta					✓	PR
Vital					✓	PR
Other non-alcoholic beverages
Fastlyte					✓	PR
Powerade	✓	PR	✓	PR	✓	PR	✓	PR
Powerade Zero/Light/Sin azúcar					✓	PR
Monster	✓	PU	✓	PU	✓	PR	✓	PU
Monster Zero/Light/Sin azúcar	✓	PU	✓	PU	✓	PR	✓	PU

	Argentina		Brazil		Chile		Paraguay

Reign			✓	PU	✓	PR
AdeS Frutales	✓	PR	✓	PU	✓	PU	✓	PU
AdeS Leches	✓	PR	✓	PU	✓	PU
Guaraná Power			✓	PR
Leão Ice Tea			✓	PR
Leão Ice Tea Light/Zero/sin azúcar			✓	PR
Matte Leão			✓	PR
Matte Leão Zero			✓	PR

Symbology
PR	Produced
PU	Purchased
B	Both (Produced and Purchased)

In addition to non-alcoholic beverages portfolio, we sell and distribute beer, spirits and wine in Chile, produce, sell and distribute pre-mixed cocktails in Brazil, sell and distribute spirits, beer and other alcoholic beverages in Brazil and sell and distribute confectionery in Brazil; sell and distribute pre-mixed cocktails in Argentina and sell and distribute beer, spirits, wine, cider and other alcoholic beverages in Argentina; and sell and distribute beer in Paraguay.

In Argentina we distribute the Antares beer brand; wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, Unánime, Pkdor, Bougainville, Cigar Box, Pewen, and Secret Reserve; spirits of the brands Baileys, Gin Tanqueray, Vodka Smirnoff, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Vat-69, Whisky White Horse, and Legui; and other alcoholic products of the brands Schweppes, Frizze and Smirnoff ICE.

In Brazil we distribute Therezópolis and Estrella Galicia beers; spirits of the brands Aperol, Bulldog, Campari, Cinzano, Cynar, Dreher, Drury’S, Old Eight, Sagatiba, Skyy, Bickens, Espolon, Frangelico and Wild Turkey; wines and sparkling wines from Liebfraulmilch, and other alcoholic products of the brands Schweppes, Jack Daniels & Coca-Cola, Absolut Vodka & Sprite.

In Chile we distribute beers of the brands Budweiser, Corona/Coronita/Corona Light, Stella Artois, Becker, Cusqueña, Báltica, Kilómetro 24.7, Quilmes, Bud light, Michelob Ultra, Modelo, Pilsen del Sur, Malta del Sur, Leffe, Hoegaarden, and Leyendas de Origen; we also distribute spirits of the brands Baileys, Bourbon Bulleit, Gin Tanqueray, Ron Cacique, Ron Pampero, Ron Zacapa, Sheridan’s, Tequila Don Julio, Vodka Ciroc, Vodka Smirnoff, Whisky Bell’s, Whisky Buchanan’s, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Sandy Mac, Whisky Singleton, Whisky Vat-69, Whisky White Horse, Pisco Monte Fraile, Pisco Hacienda La Torre, Pisco Alto del Carmen/Alto del Carmen Ice, Pisco Capel/Capel Ice, Pisco Brujas de Salamanca, Pisco Artesanos del Cochiguaz, Ron Maddero, Gin Gordo and Lepac. We also distribute wines and sparkling wines of the brands Prólogo Late Harvest, Vino Grosso, Espumante Francisco de Aguirre, Espumante Sensus, Espumante Myla, 120, Amaranta/Amaranta Spritz, Bodega Uno, Cabernario, Carmen, Casa Real, Cavanza, Doña Paula, Floresta, Hermanos Carrera, Heroes, Invictas, Los Cardos, Medalla Real, Rita, Sangría Guay, Santa Rita, Terra Andina, Pkdor, Bougainville, Cigar Box, Pewen, Secret Reserve, Triple C, and Carmen Late Harvest, and other alcoholic products of the brands Smirnoff ICE, Jack Daniels & Coca-Cola, Coctel Alto del Carmen Ice, Amaranta Spritz, Coctel Artesanos del Cochiguaz, Coctel Capel, Coctel Estrella del Elqui, Coctel Inca de oro, Coctel Maddero Piña Colada and Coctel Stellar Ice.

In Paraguay we distribute beers of the brands Budweiser, Corona/Coronita/Corona Light, Stella Artois, Michelob Ultra, Brahma, Ouro Fino, Patagonia Amber, Pilsen, SKOL and Leyendas de Origen.

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

During 2024, Chile accounted for 34.3% and 38.6% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2024 of Ch$606,813 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2022		2023		2024

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	430,436	133.4	464,262	130.7	496,257	133.8
Flavored soft drinks	108,898	32.8	111,412	30.2	110,556	29.4
Total	539,334	166.1	575,674	160.8	606,813	163.2

As of December 31, 2024, we sold our products to approximately 70,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2022	2023	2024

	(%)
Mom & Pops (1)	46	46	46
Supermarkets	28	30	30
On premise	13	13	13
Wholesale distributors	13	11	11
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

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

In 2024, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$340,158 million, and net sales of beer and spirits were Ch$298,047 million.

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

During 2024, Brazil accounted for 37.4% and 28.2% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$658,302 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2022		2023		2024

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	395,211	181.3	448,129	192.3	549,401	216.0
Flavored soft drinks	77,193	43.2	86,889	45.7	108,901	50.5
Total	472,404	224.5	535,018	238.1	658,302	266.4

As of December 31, 2024, we sold our products to approximately 85,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2022	2023	2024

	(%)
Mom & Pops (1)	33	32	33
Supermarkets	33	33	32
On premise	13	13	12
Wholesale distributors	22	23	23
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: beginning in September 2021, we sell and distribute beer under the Therezópolis, Estrella Galicia, Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária brands; however, as of October 2024, Andina Brazil and Heineken have terminated their Distribution Agreement for the brands Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária. We also produce, sell and distribute alcoholic drink ready-to-drink Jack & Coke, Schweppes with alcohol and Absolute Vodka & Sprite. We sell and distribute water under the labels Crystal, ready-to-drink juices under the labels Del Valle Mais, Del Valle Fresh, Del Valle Frut, Del Valle 100% and Kapo, energy drinks under the brand names Monster and Reign, isotonic drinks under Powerade brand and Matte Leão, Leão Ice Tea and Guaraná Power ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS. From May 2022 we started to distribute alcoholic beverages from Campari´s portfolio under the brand names Campari, Aperol, Sagatiba, Dreher, Old Eight, Drury’S, Skyy, Bulldog, Cinzano, Cynar, Liebfraulmilch, Bickens, Espolon, Frangelico and Wild Turkey.

Confectionery: from September 2023, we started sell and distribute candy and gum from the Perfetti’s brands: Mentos and Fruittella.

In 2024, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$216,318 million, and net sales of beer and other alcoholic products were Ch$35,058 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego.

During 2024, Argentina accounted for 19.0% and 24.8% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$606,837 million in 2024. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2022		2023		2024

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	393,145	130.0	256,586	122.6	455,417	112.0
Flavored soft drinks	130,763	39.8	87,848	39.7	151,420	32.3
Total	523,908	169.8	344,434	162.3	606,837	144.3

As of December 31, 2024, we sold our products to approximately 65,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2022	2023	2024

	(%)
Mom & Pops (1)	35	33	38
Supermarkets	26	32	24
On premise	7	7	7
Wholesale distributors	32	28	31
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua and Benedictino. In addition, we produce, sell and distribute ready to drink juices under the Cepita brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and produce, sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We also produce, sell and distribute ARTD’s (alcoholic ready-to-drink beverages) under the Schweppes brand. We distribute beers of the brand Antares; Wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, and Unánime; spirits such as Baileys liqueurs, Tanqueray Gin, Smirnoff Vodka, J&B Whisky, Johnnie Walker Whisky, Old Parr Whisky, Vat-69 Whisky, White Horse Whisky and Legui; and other alcoholic beverages under the brands Frizze and Smirnoff ICE.

In 2024, net sales of juices, waters, seed-based beverages, sports, energy drinks and alcoholic beverages in Argentina were Ch$172,537 million. These values also consider the commission for distribution of alcoholic products.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country.

During 2024, Paraguay accounted for 9.4% and 8.7% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$212,512 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2022		2023		2024

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	107,150	33.7	113,878	38.3	146,320	44.3
Flavored soft drinks	59,339	26.2	59,587	23.9	66,192	23.0
Total	166,489	59.9	173,464	62.2	212,512	67.3

As of December 31, 2024, we sold our products to approximately 52,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2022	2023	2024

	(%)
Mom & Pops (1)	38	38	37
Supermarkets	13	14	13
On premise	12	13	12
Wholesale distributors	36	36	37
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

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

In 2024, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$60,924 million and net sales of beer and other alcoholic products were Ch$8,629 million.

Distribution

Chile

Soft Drinks, Juices, Waters and Other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) trucks owned by third parties (405 trucks) which provide exclusive distribution service, and (ii) our own trucks (474 trucks). In 2024, 89% of our distribution was carried out by exclusive third-party trucking companies and 11% by Andina group companies. Distribution of all Andina beverages in Chile is carried out from distribution centers and production facilities. In most cases, the transportation company collects payment in cash or checks from the customer. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 29.8% of the total volume sold of non-alcoholic beverages in 2024. Certain important customers (such as supermarkets) maintain accounts receivable with us, which are settled on average every 48 days after invoices are issued.

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

Brazil

Soft Drinks, Juices, Waters, Other Non-alcoholic, Alcoholic Beverages and Confectionery: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks, (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2024, 13.2% was distributed by exclusive distributors, 2.3% by independent transport companies and 84.5% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

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

In June 2024, an agreement to terminate the Distribution Agreement between Cervejarias Kaiser Brasil Ltda, HNK BR Indústria de Bebidas Ltda and Rio de Janeiro Refrescos Ltda to market and distribute Eisenbahn, Tiger, Sol Premium, Kaiser and Bavaria branded beers was signed, to take effect starting on October 1, 2024.

Argentina

Soft Drinks, Juices and Waters: in 2024, 69% of EDASA’s Coca-Cola NARTD volume were distributed by direct distribution and 31% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

Other Beverages: Currently, Andina Argentina sells and distributes products belonging to the alcohol category, which are purchased from Grupo Peñaflor S.A., as a result of a commercial purchase and sale agreement with that company starting in September 2022. Under this agreement, Andina Argentina uses its distribution system to sell and distribute beer, sparkling wines, ARTDs (alcoholic ready-to-drink beverages), wines (from different segments such as table wines, young wines and aged wines), and alcoholic beverages such as spirits, gin, vodka and whiskey in the territory comprising the provinces of Mendoza, San Juan and San Luis.

In 2003, The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex-Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed in 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed in November 2017 for a new five-year term expiring on June 12, 2022. In 2019, an addendum to this agreement was signed to amend the commissions and included wine and cider within the scope of the distribution agreement. Also, on June 21, 2022, the parties agreed to extend the master distribution agreement for a one-year term until June 12, 2023, date on which the contractual relationship with CICSA was irrevocably terminated. Lastly, on June 28, 2022, Andina Argentina and Grupo Peñaflor S.A. entered into a distribution agreement for alcoholic beverages manufactured or imported by Grupo Peñaflor S.A. in the territory of the Provinces of Mendoza, San Juan and San Luis. Furthermore, in December 2024, distribution was extended to the territory of the Province of Córdoba.

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

Paraguay

Soft Drinks, Juices and Waters: In 2024, PARESA distributed 88.7% of its products through direct distribution (independent transport companies), and 11.3% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.”

The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2022				2023				2024
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay

	(%)
Coca-Cola soft drinks	64	62	59	75	65	63	60	75	65	64	58	74
Pepsi Bottler soft drinks	32	19	15	6	31	19	14	6	31	18	13	7
Other soft drinks	4	19	25	19	4	18	26	19	4	18	29	20
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks: the soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own soft drinks brands (e.g., Bilz and Pap). Based on reports by A.C. Nielsen, we estimate that in 2024, our average soft drink market share within our franchise territories was 64.6%.

Other beverages: our main competitor in the water market is CCU, which has its own brand (Cachantun y +Mas), where there is also competition from other low-priced brands (“B-Brands”). Our main competitors in the juice segment are the Watt’s-CCU joint venture, Córpora Tres Montes and three of the main milk producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The market for fruit-flavored beverages in Chile also includes lower-cost concentrates of lower quality and artificially flavored powdered soft drink mixes. We do not consider these products to compete with our water and juice business as we believe these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2024, our average market share within our Chilean franchise territories reached approximately 36.2% for juices and others segment and approximately 43.6% for waters.

In the different alcoholic categories, Andina’s main competitor in Chile is CCU, which through different business models distributes beers (its main brands are Escudo, Cristal, Royal and Heineken), spirits (brands from the Pernod Ricard portfolio), piscos (Control and Mistral brands, among others) and wines (Viña San Pedro brands such as Castillo de Molina, among others).

Brazil

Soft Drinks: the soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2024, our average soft drink market share within our Brazilian franchise territories was approximately 63.5%.

Other Beverages: in the beer sector, Andina Brazil’s main competitor is AmBev which during 2024 had a very dominant position in the Brazilian market. AmBev stands out in the advancement of digital platforms, both in B2B (Bees) and D2C (Zé Delivery). Based on reports by A.C. Nielsen, we estimate that in 2024, our average market share for waters reached 26.1%, where we distributed under the Crystal and Glaceau SmartWater brands. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2024, our average market share was 41.5%.

Argentina

Soft Drinks: the soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by AB InBev. The most significant B-brands competitors are: Pritty, Refres Now (Manaos), Productores de Agua (Cunnington) and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2024, our average soft drink market share within our Argentine franchise territories reached approximately 57.8%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua and Benedictino. Based on reports by A.C. Nielsen, we estimate that in 2024, our average market share was 15.1%. In addition, the juices and others market is serviced by the Cepita, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2024, our average market share was 46.6%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: the soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 10.6% market share in 2024. In 2024, Pepsi had a market share of 5.4%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2024, our average soft drinks market share within our Paraguayan franchise territories was approximately 74.6%.

Other Beverages: we are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2024, our average market share was 52.2% with our Dasani, Aquarius, and Benedictino brands. The market for juices and others is serviced through the Del Valle, Kapo, Fresh and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2024, our average market share was 58.3%.

Seasonality

Each of our lines of business are seasonal. Most of our beverage products have their highest sales volumes during the South American spring and summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter and autumn (April through September).

Packaging

Overview

Through Envases CMF S.A. in Chile (50% owned by Andina and 50% owned by Embonor), and AEASA in Argentina we produce PET bottles in both returnable and non-returnable formats, preforms and plastic caps. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles are produced in various sizes and are used by a variety of soft drink producers and, in Chile, also by producers of food, wine, home care and personal hygiene products.

Sales

In 2024, total sales of AEASA reached Ch$34,201 million, of which Ch$15,127 million corresponded to sales to EDASA, Ch$4,109 million corresponded to sales to other related companies of the group and Ch$14,965 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Uruguay and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF, Sinea and Syphon are the suppliers of PET resin raw materials, returnable containers and preforms, as well as a main supplier of caps, cases and other plastic resin inputs. In Chile there are few suppliers of these inputs; the other supplier with similar production capacities is Plasco S.A., which manufactures mainly for ECUSA, the Pepsi bottler in Chile.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Coca-Cola de Chile S.A.
●	Sweeteners (Sugar/Fructose): Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.
●	Preform plastic containers: Envases CMF S.A.
●	Glass containers: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.
●	Caps: Sinea S.A.
●	Cardboard / Pallet / Hardboard: Comercial Chec Import Export S.A.
●	Labels: Impregraf Limitada.
●	Carbon dioxide: Linde Gas Chile S.A.
●	Thermo-contractible: Plásticos Arpoli S.P.A.

In 2024, 89% of the variable cost of sales of soft drinks corresponded to the main raw materials and finished products purchased by Andina in Chile. The cost of each raw material within the total of main raw materials is the following: concentrate represents 67%, sweeteners 18%, non-returnable bottles 9%, bottle caps 2%, carbon dioxide 1% and other raw materials 3%. Water is not an important raw material cost. Additionally, the cost of finished products acquired from our subsidiaries, such as ECSA, is included in the cost of soft drink sales. These costs represent 17% of total soft drink cost of sales and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: the main raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 4.1%, fruit pulp and juices 15.8%, concentrate 24.2%, containers 18.5%, wrapping material 3.2%, caps 4.5%, and other raw material 2.2% all of which during 2024 accounted for 72.5% of total costs for sales of juice, including packaging. Additionally, AdeS finished product represented 1.9% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 31.2%, concentrate 24.6%, caps 6.4%, wrapping material 5.5%, carbonation 1.3%, and other raw materials 1.9%, all of which during 2024 accounted for 71% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda.
●	Sweeteners (Sugar/Fructose): Usina Alta Mogiana S.A. Açúcar e Alcool.
●	Preform plastic containers: Valgroup Rj Industria De Embalagens Rigidas Ltda.
●	Returnable plastic containers: RioPet Embalagens S.A.
●	Cans: Crown Embalagens Metalicas Da Amazonia S.A.
●	Caps: Valgroup Mg Industria De Embalagens Rigidas Ltda.
●	Reels (tetrapak): Tetra Pak Ltda.
●	Labels: Pp Print Embalagens S.A.
●	Electricity/Gas: Ecogen Rio Soluções Energeticas S.A.
●	Water: Igua Rio De Janeiro S.A.
●	Cardboard / Pallet / Hardboard: Smurfit Kappa Do Brasil Industria De Embalagens S.A.

In 2024, 76.2% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 48.5%; sugar and artificial sweeteners 17.4%; non-returnable bottles 15.5%; cans 11.8%; bottle caps 2.6%; carbon dioxide 1.5% and other raw materials 2.6%.

Argentina

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
●	Sweeteners (Sugar/Fructose): Ingrecor S.A., Glucovil Argentina S.A., Ardion S.A. and Complejo Aliment. San Salvador S.A.
●	Preform plastic containers: Andina Empaques Argentina S.A.
●	Resin containers: Alpek Polyester Argentina S.A. and Circular-Pet S.A.
●	Reels (tetrapak): Tetra Pak S.R.L.

●	Glass containers: Cattorini Hnos. S.A.C.I.F.E I.
●	Labels: Envases John S.A.
●	Carbon dioxide: Praxair Argentina S.R.L.

In 2024, 60.5% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 58.3%, sugar and artificial sweeteners 14.7%, non-returnable bottles 14.9%, bottle caps 2.4%, carbon dioxide 0.9%, cans and caps 3.7%, and other raw materials 5.1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 5.44% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2024.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2024, this raw material was mainly purchased from Alpek Polyester Argentina S.A., Ecopek S.A y Circular-Pet S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2024 was bought mainly from PBB Polisur S.A., The Dow Chemical Co. and PTT Global Chemical Public Company.

In 2024, AEASA’s costs for PET resin accounted for 23% of the total variable cost of its sales.

Paraguay

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda. and Servicios y Productos para Bebidas.
●	Sweeteners (Sugar/Fructose): Inpasa del Paraguay S.A., Ingrecor S.A. and Alcotec Sociedad Anónima.
●	Glass containers: Cattorini Hnos. S.A.C.I.F.E I.
●	Preform plastic containers: Industrias PET S.A.E.C.A.
●	Reels (tetrapak): Tetra Pak Global Distribution S.A.
●	Carbon dioxide: Liquid Carbonic Del Paraguay S.A.
●	Thermo-contractible: Bolsi Plast S.A. and Industria Plástica Del Norte S.A.
●	Cans: Andina Empaques Argentina S.A.

During 2024, 73% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 49%, sugar and artificial sweeteners 19%, non-returnable bottles 15%, bottle caps 4%, carbon dioxide 1% and other raw materials 12%. Additionally, AdeS finished products for the sale of juices and soft drink cans purchased from third parties represented 2.6% and 3.4% of total variable costs, respectively.

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

In Chile, pursuant to existing distribution agreements with Diageo, Cooperativa Capel, AB InBev and Viña Santa Rita, these companies are responsible for the planning and administration of advertising, commercialization and promotional activities related to their respective products. Embotelladora Andina S.A. may, however, engage in promotional or commercialization activities in the categories and channels in which it is authorized to operate with the prior approval of the company that owns the brand. In all cases the parties have agreed that the costs of advertising activities (including radio, television, street advertising and media in general) as well as the materials used in executing promotions in each channel will be borne by the companies that own the brands.

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

As of the date of this annual report, we are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in our franchise territories. Although this right is not exclusive, The Coca-Cola Company, even though it has the ability to do so, has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, although we cannot assure you that in the future it will not do so. In the case of post-mix soft drinks, the bottler agreements explicitly establish such non-exclusive rights.

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

Chile

The license for the territories of Embotelladora Andina S.A. in Chile expired in January 2025 and is currently in the process of renewal.

In 2019, VJ S.A. and The Coca-Cola Company entered into a Bottler’s Agreement for beverage products whereby The Coca-Cola Company authorized VJ S.A. to produce, process and bottle, products under certain brands in containers previously approved by The Coca-Cola Company, Andina and Embonor hold the rights to acquire VJ S.A.’s products. This contract expired in December 2024 and is under renewal.

In 2019, The Coca-Cola Company and Vital Aguas S.A. entered into a Water Production and Packaging Agreement to prepare and package different types of water. This contract expired in January 2025 and is under renewal.

In 2021, The Coca-Cola Company and Envases Central S.A. signed a Preparation and Packaging Agreement to process and bottle, in containers previously approved by The Coca-Cola Company, non-alcoholic products under certain brands. Andina and Embonor hold the rights to purchase the products from Envases Central S.A. This contract expired on January 31, 2025, and is currently in the process of renewal.

Brazil

Our licenses for the territories in Brazil expire in October 2027.

Argentina

Our licenses for the territories in Argentina expire in September 2027.

Paraguay

Our licenses for the territories in Paraguay expire in March 2028.

Regulation

General

We are subject to a full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. As of December 31, 2024, we have no knowledge of any legal or administrative material pending proceedings are against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Contingencies.”

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

With regard to the storage and distribution of alcoholic beverages, these activities are governed by the provisions of Laws No. 18,455 and No. 19,925 and their subsequent amendments, which regulate the production, manufacture, commercialization, sale and consumption of alcoholic beverages.

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

Environmental Matters

It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and within criteria established by The Coca-Cola Company. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. As of December 31, 2024, we have no knowledge of any material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment. Provincial laws that are applicable to industrial facilities at EDASA, among others are Law N° 7,343 of the Province of Córdoba and its supplemental N° 10,208 since 2014, Law N° 11,459 of the Province of Buenos Aires Environmental Code N° 5,439 of the Chubut province and Law Nº 5,961 of the Province of Mendoza. These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies jurisdiction over environmental issues.

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

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary*	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	100.0
VJ S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	100.0
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Transportes Polar S.A.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases Central S.A.	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	100.0
Andina Bottling Investments Dos S.A (2)	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	100.0
Andina Inversiones Societarias SpA.	Invest in all types of companies and commercialize food products in general.	Chile	100.0
Comercializadora Novaverde S.A	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Re-Ciclar S.A. (3).	Produce recycled resin for the Coca-Cola system and third parties.	Chile	60.00
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	100.0
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	100.0
Andina Empaques S.A.	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A.	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.82
Paraguay Refrescos S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Circular-Pet S.A. (4)	Produce recycled resin for the Coca-Cola system and third parties.	Paraguay	33.33
Red de Transportes Comerciales Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Sorocaba Refrescos S.A.(1)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.50
(1)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(2)	In November 2021, Abisa Corp and Aconcagua Investing Ltda. were merged into Andina Bottling Investments Dos S.A. (ABISA DOS) for corporate reorganization purposes. As a consequence of the merger, Abisa Corp and Aconcagua Investing Ltda. were absorbed by ABISA DOS, which became the owner of the shares issued by Andina Inversiones Societarias S.A, previously held by Aconcagua Investing Ltda. Abisa Corp had no investment in any entity.
(3)	During 2021, Embotelladora Andina S.A. held an interest in Re-Ciclar, a company whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

(4)	In February 2021, the subsidiary Paraguay Refrescos S.A. together with INPET S.A.E.C.A and CORESA incorporated and executed a shareholders’ agreement for a company named Circular-Pet. Each of these companies will own 33.3% Circular-Pet share capital. The main activity of Circular-Pet will be the manufacture and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.
(*)	The 6.10% investment in Trop Frutas do Brasil Ltda. was divested in May 2024.
D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property

ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	2,495	Leased
Bialet Masse (Córdoba)*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz (Córdoba)	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks / Distribution Center / Warehouses / Real estate	949,978	Own
Córdoba (San Isidro)*	Deposit / Offices / Cold equipment repair workshop	8,808	Own
Córdoba	Marketing Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Galot and Lessen Deposit- Finished product	8,400	Leased
Córdoba	Commercial offices (Dinosaurio Mall Alto Verde)	349	Leased
Córdoba	Raw material deposit (Granate SRL)	4,710	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Production of soft drinks / Deposit / Warehouses	36,452	Own
Mendoza*	Commercial Office	520	Leased
Mendoza*	Cold deposit	4,240	Leased
Mendoza*	Deposit	1,100	Leased
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses**	10,157	Own
Neuquén*	Centenario Deposit / Offices	48,188	Leased
Cipolletti*	Commercial Office	230	Leased
Olavarria	Offices / Distribution Center / Warehouses	3,065	Leased
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn*	Deposit	1,200	Leased
Rio Gallegos	Distribution Center / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río Cuarto (Córdoba)*	Deposit / Distribution Center / Cross Docking	7,482	Own
Río Cuarto (Córdoba)	Commercial Office	93	Leased
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own
Rosario (Comuna Alvear)	Cold deposit (Distribuidora Raymundo SRL)	2,165	Leased
San Francisco (Córdoba)	Commercial Office	63	Leased

	MAIN USE	Square meters	Property

San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Office / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael (Santa Fe)	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased
Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses / Deposit	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew*	Deposit	600	Leased
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Distribution Center / Warehouses (Ruta 33)	1,200	Leased
Venado Tuerto	Commercial Office	154	Leased
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own
Bangu*	Distribution Center	44,389	Own
Campos dos Goytacazes*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia 1*	Distribution Center	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Center	4,866	Own
Caju 2*	Distribution Center	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim*	Cross Docking	8,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	Concession
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
Passos*	Distribution Center	8,500	Leased
Guarapari*	Commercial Office	218	Leased
Xerém*	Deposit	10,000	Leased
Anhanguera*	Deposit	57,162	Leased
Colatina*	Distribution Center	5,634	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	415,517	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own
Maipú*	Distribution Center / Warehouses	45,833	Own
Bodega MCC	Distribution Center / Warehouses	9,280	Leased
Colina	Distribution Center / Warehouses	6,550	Leased
Chimba	Distribution Center / Warehouses	1,000	Leased

	MAIN USE	Square meters	Property

Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own
Illapel	Distribution Center / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	346,532	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
Re-Ciclar S.A.
Lampa*	Offices / RPET Resin production	7,500	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own
*	Free of encumbrance properties.
**	Inactive: facilities that are not currently being used by the Company.

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

	Year Ended December 31,
	2023			2024
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak Month
	Capacity(1)	(%)	(%)	Capacity(1)	(%)	(%)
Soft drinks (millions of UCs):
Andina Chile	373	46	52	374	46	51
Andina Brazil	388	68	71	381	71	75
Andina Argentina	363	47	53	367	41	57
Paraguay Refrescos	147	42	52	142	47	60
Other beverages (millions of UCs)
Andina Chile	23	63	70	25	57	54
Andina Brazil	68	70	68	77	67	67
Andina Argentina	118	27	33	121	27	38
Paraguay Refrescos	48	30	21	48	33	38
ECSA/VJSA/VASA	142	62	75	142	62	75
PET packaging (millions of bottles) (2)	45	31	66	45	31	42
Preforms (millions of preforms) (2)	1,050	84	96	1,050	72	95
Plastic caps (millions of caps) (2)	1,426	36	76	1,926	38	66
Cases (millons of cases) (2)	0.7	78	100	0.7	40	98
PET (Toneladas) (3)				13,000	76	76
Flakes (Toneladas) (3)				14,300	76	76
(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2023 and 2024.
(2)	Andina Empaques Argentina only.
(3)	Re-Ciclar only.

In 2024, we continued to modernize and renovate our production plants in order to maximize efficiency and productivity.

Andina in Chile, at the end of 2023 we started the most significant project to increase the capacity of the Renca Facility since its initial installation. This project included the construction of Production Line #12, which can fill up to 30,000 bottles per hour (our highest filling speed production line), allowing us to increase one way bottle volumes (i.e., production of non-refillable bottles) by 35%, which we believe will cover the estimated demand for the next 10 years. This project also included the construction of a product warehouse, adding more than 5,000 pallet positions to the facility (which represents 45% more in the storage capacity). Additionally, it included renovations of the syrup room, multiplying by six the current capacity of flavored water production. To achieve a vertical start up, we trained the operation team in a learning center in Brazil. We are enthusiastic with this new capacity of the Renca facility as we believe it will allow us to cover the demand increase in the long term and to be more productive in the short term.

In 2024, Andina Brazil consolidated its position as the most relevant supplier for other Brazilian KO franchises over a wide variety of categories, delivering over 29 MUCs of SSDs, energy drinks, sports drinks, juice, mineral water and ARTDs. The Jacarepaguá plant, on the other hand, served as a relevant supplier for tea beverages and SSDs reaching 3.2 MUC in 2024, while the Duque de Caxias mineral water sources contributed an additional 1.0 MUCs. Notably, Andina’s expansion of the Duque de Caxias plant into a multicategory facility is underway, with Phase 1 expected to be completed in the first half of 2025. In logistics, Andina Brazil has upgraded its forklift fleet to include 85 new units, including 30 electric-powered models.

In Argentina, in 2024, investments continued in equipment acquisitions and adaptations to the bottle park. This year, we successfully transitioned all our returnable bottles to “multi-product labelable bottles” by replacing the permanent ACL label with the OW label. This optimization reduced packaging volume, increased flexibility for formula changes, expanded our flavor portfolio, and ensured compliance with the new Labeling Law regulations. Additionally, we continued installing equipment, making adaptations, and fine-tuning processes for the full-scale production of seed-based products for the entire Coca-Cola system in Argentina, as well as for export to neighboring countries, with five validated Tetra Pak lines. We also inaugurated and launched production on a new returnable bottles line in Mendoza and reopened our plant in Godoy Cruz, which now features a modern and innovative returnable bottles production line. This strategic investment, aligned with the economic landscape and evolving consumer needs, allows us to reduce logistics costs and our carbon footprint.

In Paraguay during the year 2024, we initiated a project to expand the storage and use of fructose, aiming to reach a projected total of 500 tons of storage by 2025. This allows us greater flexibility in the use of sweeteners in our products. On the other hand, we began construction on a facility that will house a new bottling line for returnable products, and in this way we reaffirm our commitment to returnability and will fully comply with the labeling law enacted in 2023 in Paraguay. We also started projects aimed at optimizing of water use such as osmosis automation, CIP water recovery, automation of inlet water in washing machines, among others, which have allowed us to reduce water consumption by 4% compared to the previous year.

As of December 31, 2024, we had total installed annual production capacity, including soft drinks, fruit juices, water and other beverages, of 1,677 million unit cases. Our primary facilities include:

●	through Coca-Cola Andina, in the Chilean territory, 3 soft drink and other beverages production facilities with 21 production lines, with total installed annual capacity of 399 million unit cases (23.8% of our total installed annual capacity);
●	through Re-Ciclar S.A. in the Chilean territory, one production facility for recycled PET that covers the needs of the Coca-Cola system in that country; this facility includes a washing line that produces PET flakes and an extrusion and purification line to produce food grade recycled PET pellets, with a total installed annual output capacity of 12,000 metric tons of rPet;
●	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 12 production lines, with total installed annual capacity of 41.5 million unit cases (2.5% of our total installed annual capacity);
●	through ECSA in the Chilean territory, one soft drink and other beverages production facility, with 3 production lines, with total installed annual capacity of 65 million unit cases (3.9% of our total installed annual capacity);
●	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 35.3 million unit cases (2.1% of our total installed annual capacity);
●	through Rio de Janeiro Refrescos in the Brazilian territory, 3 soft drink and other beverages production facilities with 20 production lines for soft drinks with total installed annual capacity of 381 million unit cases (22.7% of our total installed annual capacity); and 19 production lines for juices, tea, water, other non-alcoholic beverages and alcoholic beverages which satisfy the franchise’s needs and re-sales to other bottlers in Brazil, with total installed annual capacity of 77 million unit cases (4.6% of our total installed annual capacity);
●	through Embotelladora del Atlántico in the Argentine territory, 4 soft drink and other beverages production facilities with 18 production lines for soft drinks with a total installed annual capacity of 367 million unit cases (21.9% of our total installed annual capacity); 7 production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 121 million unit cases (7.2% of our total installed annual capacity);
●	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, 2 bottle blowers, 3 injectors for plastic caps and one production line for cases, with a total installed annual capacity of 3,022 million units considering PET bottles, preforms, plastic caps and cases;
●	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with 8 soft drink and other beverages production lines with a total installed annual capacity of 142 million unit cases (8.5% of our total installed annual capacity); and 3 tetra pack lines with a total installed annual capacity of 48 million unit cases (2.9% of our total installed annual capacity).

ITEM 4A.UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2024

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2024, 2023 and 2022.

Our consolidated financial results for the years ended December 31, 2024, 2023 and 2022 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2022, 2023 and 2024 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

Summary of Results of Operations for the Years ended December 31, 2023 and 2024

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	160.8	163.2
Mineral water	59.1	61.1
Juices and other non-alcoholic	49.4	46.8
Beer & Spirits	40.5	40.4
Total	309.9	311.5

Brazil
Soft drinks	238.1	266.4
Mineral water	24.6	29.5
Juices and other non-alcoholic	32.4	39.5
Beer & Spirits	5.8	4.4
Total	300.9	339.8

Argentina
Soft drinks	162.3	144.3
Mineral water	16.8	15.0
Juices and other non-alcoholic	14.9	13.0
Spirits	0.3	0.3
Total	194.2	172.6

Paraguay
Soft drinks	62.2	67.3
Mineral water	8.7	9.1
Juices and other non-alcoholic	6.5	7.4
Beer	0.2	1.2
Total	77.6	85.0
(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2023		2024
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	1,191,974	45.5	1,245,018	38.6
Brazil	745,383	28.5	909,678	28.2
Argentina	460,338	17.6	798,447	24.8
Paraguay	223,841	8.5	282,065	8.7
Inter-country eliminations (1)	(3,098)	(0.1)	(10,975)	(0.3)
Total net sales	2,618,437	100.0	3,224,233	100.0
(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2023		2024
		% of net		% of net
	Ch$ millions	sales	Ch$ millions	sales
Net sales	2,618,437	100.0	3,224,233	100.0
Cost of sales	(1,601,997)	(61.2)	(1,945,363)	(60.3)
Gross profit	1,016,440	38.8	1,278,870	39.7
Distribution and administrative expenses	(659,103)	(25.2)	(851,788)	(26.4)
Other (expense) income, net (1)	(96,831)	(3.7)	(59,045)	(1.8)
Income taxes	(85,994)	(3.3)	(133,393)	(4.1)
Net income	174,511	6.7	234,644	7.3
(1)	Includes other income (expenses), financial income (expenses), share in profit of investees accounted for under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024

Net Sales	1,191,974	1,245,018	745,383	909,678	460,338	798,447	223,841	282,065	(3,098)	(10,975)	2,618,437	3,224,233
Cost of sales	(785,164)	(824,059)	(460,649)	(542,293)	(234,814)	(428,873)	(124,799)	(161,443)	3,428	11,305	(1,601,997)	(1,945,363)
Gross profit	406,810	420,958	284,734	367,385	225,524	369,574	99,042	120,622	330	330	1,016,440	1,278,870
Distribution and administrative expenses	(267,291)	(282,471)	(176,029)	(212,332)	(162,564)	(289,602)	(44,320)	(55,373)	—	—	(650,203)	(839,778)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(8,900)	(12,011)
(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 909.0 million unit cases during the year ended December 31, 2024, a 3.0% increase compared to 882.6 million unit cases in 2023, explained by the volume increase in our operations in Brazil, Paraguay and Chile, which was partially offset by the volume decrease in the Argentine operation. Volume for soft drinks, waters and juices/other non-alcoholic beverages increased 2.9%, 5.1% and 3.4%, respectively, while volume for beer and spirits decreased 1.2%, in each case during the year ended December 31, 2024 compared to 2023. The decrease of sales volume of beer and spirits is mainly due to the reduction of the volume in the Brazilian and Argentinean operations, which was partially offset by the growth of the volume in the Paraguayan operation.

Our net sales were Ch$3,224,233 million during the year ended December 31, 2024, an increase of 23.1% compared to Ch$2,618,437 million during 2023. Our net sales increased in our four operations, as a result of an increase in sales in local currency in the Brazilian, Chilean and Paraguayan operations, and by the positive effect of the translation of figures from Argentina’s local currency to the reporting currency.

Soft drinks represented 64.6% of net sales during the year ended December 31, 2024, compared to 62.2% during 2023.

Chile

Our sales volume in Chile was 311.5 million unit cases during the year ended December 31, 2024, a 0.5% increase compared to 309.9 million unit cases during 2023. Volume for soft drinks and waters, in Chile increased 1.5% and 3.4% respectively, while volume for juices/other non-alcoholic beverages and beer and spirits decreased 5.3% and 0.3% respectively in each case during the year ended December 31, 2024, compared to 2023.

Our average market share for soft drinks in Chile during the year ended December 31, 2024, according to A.C. Nielsen Company, was 64.6% (in terms of volume), compared to 64.7% for 2023, and 67.7% in terms of average sales, compared to 67.6% for 20231.

Our net sales in Chile were Ch$1,245,018 million during the year ended December 31, 2024, a 4.5% increase compared to Ch$1,191,974 million during 2023, which is explained by a higher average price in the period, due to the price increases performed, and to a lesser extent by the aforementioned increase in volume.

1 In Chile during 2024 A.C. Nielsen carried out a reprocessing of data from 2023 and 2022 for comparability purposes.

Our net sales of soft drinks in Chile were Ch$606,813 million during the year ended December 31, 2024, a 5.4% increase when compared to Ch$575,674 million in 2023, as a result of higher revenues per unit case, and by the higher volume sold. Our net sales of water and juices/other non-alcoholic beverages in Chile were Ch$340,158 million during the year ended December 31, 2024, a 4.7% increase compared to Ch$324,885 million during 2023, primarily as a result of higher revenues per unit case. Our net sales of beer and spirits in Chile were Ch$298,047 million during the year ended December 31, 2024, a 2.3% increase compared to Ch$291,415 million during 2023, mainly as a result of higher revenues per unit case, partially offset by the lower volume sold.

Brazil

Our sales volume in Brazil was 339.8 million unit cases during the year ended December 31, 2024, a 12.9% increase compared to 300.9 million unit cases during 2023. Volume for soft drinks, waters, juices/other non-alcoholic beverages in Brazil increased 11.9%, 19.8% and 21.9%, respectively, while volume for beer and spirits decreased 24.3% in each case during the year ended December 31, 2024 compared to 2023.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2024, according to A.C. Nielsen Company, was 63.5% (in terms of volume), compared to 62.8% for 2023, and 70.3% in terms of average sales, compared to 69.6% for 2023.

Our net sales in Brazil were Ch$909,678 million during the year ended December 31, 2024, a 22.0% increase compared to Ch$745,383 million during 2023.

Our net sales of soft drinks in Brazil were Ch$658,302 million during the year ended December 31, 2024, a 23.0% increase compared to Ch$535,018 million during 2023. In local currency, net sales of soft drinks increased 19.0%, primarily as a result of higher revenues per unit case and by the volume increase. Our net sales of water and juices/other non-alcoholic beverages in Brazil were Ch$216,318 million during the year ended December 31, 2024, a 28.8% increase compared to Ch$167,900 million during 2023. In local currency, net sales of water and juices/other non-alcoholic beverages increased 24.5%, primarily as a result of the volume increase and by higher revenues per unit case. Our net sales of beer and spirits in Brazil were Ch$35,058 million during the year ended December 31, 2024, a 17.4% decrease compared to Ch$42,464 million during 2023. In local currency, net sales of beer and spirits decreased 21.2%, mainly as a result of the volume decrease which was partially offset by higher revenues per unit case.

Argentina

Our sales volume in Argentina was 172.6 million unit cases during the year ended December 31, 2024, an 11.1% decrease compared to 194.2 million unit cases during 2023. Volume for soft drinks, waters, juices/other non-alcoholic beverages and other alcoholic beverages in Argentina decreased 11.1%, 10.5%, 12.8% and 16.7%, respectively, in each case during the year ended December 31, 2024 compared to 2023.

Our average market share for soft drinks in Argentina during the year ended December 31, 2024, according to A.C. Nielsen Company, was 57.8% (in terms of volume), compared to 59.8%2 for 2023, and 70.0% in terms of average sales, compared to 70.2%2 for 2023.

Our net sales in Argentina were Ch$798,447 million during the year ended December 31, 2024, a 73.4% increase compared to Ch$460,338 million during 2023. In local currency, net sales in Argentina decreased 10.6% in real terms, explained mainly by the decrease in volume.

Our net sales of soft drinks in Argentina were Ch$606,837 million during the year ended December 31, 2024, a 76.2% increase compared to Ch$344,434 million during 2023. In local currency, net sales of soft drinks decreased 9.2% in real terms, as a result of the decrease in sales volume which was partially offset by higher average revenues per unit case sold. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Argentina were Ch$172,537 million during the year ended December 31, 2024, a 69.9% increase compared to Ch$101,536 million during 2023. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits decreased 8.3% in real terms, mainly due to the decrease in sales volume.

2 In Argentina during 2024 A.C. Nielsen carried out a reprocessing of data from 2023 and 2022 for comparability purposes.

Paraguay

Our sales volume in Paraguay was 85.0 million unit cases during the year ended December 31, 2024, a 9.6% increase compared to 77.6 million unit cases during 2023. Volume for soft drinks, water, juices/other non-alcoholic beverages and beer and spirits in Paraguay increased 8.1%, 4.7%, 14.8% and 527.3%, respectively, in each case during the year ended December 31, 2024, compared to 2023.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2024, according to A.C. Nielsen Company, was 74.6% in terms of volume, compared to 75.1% for 2023, and 80.1% in terms of average sales, compared to 80.7% for 2023 according to the same source.

Our net sales in Paraguay were Ch$282,065 million during the year ended December 31, 2024, a 26.0% increase compared to Ch$223,841 million during 2023, mainly as a result of the volume increase and by higher average revenues per unit case.

Our net sales of soft drinks in Paraguay were Ch$212,512 million during the year ended December 31, 2024, a 22.5% increase compared to Ch$173,464 million during 2023. In local currency, our net sales of soft drinks increased 13.2%, due to the volume increase and by higher revenues per unit case. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Paraguay were Ch$69,553 million during the year ended December 31, 2024, a 38.1% increase compared to Ch$50,376 million during 2023. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased by 27.6%, primarily as a result of the volume increase and by higher revenues per unit case sold.

Cost of Sales

Our cost of sales was Ch$1,945,363 million during the year ended December 31, 2024, a 21.4% increase, compared to Ch$1,601,997 million during 2023. This increase is mainly explained by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) higher sales volumes in Brazil and Paraguay, (iii) higher sugar costs, (iv) higher labor costs in Argentina, and (v) the effect of the devaluation of local currencies on our costs incurred in dollars. This was partially offset by (i) lower sales volume in Argentina, (ii) lower concentrate cost in Argentina and Chile, and (iii) lower Pet resin cost in Chile. The cost of sales per unit case increased 17.9% in the same period. Our cost of sales represented 60.3% of net sales for the year ended December 31, 2024, compared to 61.2% for 2023.

Chile

Our cost of sales in Chile was Ch$824,059 million during the year ended December 31, 2024, a 5.0% increase compared to Ch$785,164 million during 2023. The increase in the cost of sales was mainly due to (i) a shift in the mix towards higher unit cost products, (ii) a higher cost of sugar and (iii) the negative effect of the devaluation of the Chilean peso on our costs incurred in dollars. This was partially offset by (i) a lower cost of Pet resin, and (ii) a lower cost of concentrate. The cost of sales per unit case increased 4.4% in the same period. Our cost of sales in Chile represented 66.2% of net sales in Chile for the year ended December 31, 2024, compared to 65.9% for 2023.

Brazil

Our cost of sales in Brazil was Ch$542,293 million during the year ended December 31, 2024, a 17.7% increase compared to Ch$460,649 million during 2023. The cost of sales per unit case increased 4.2% in the same period. In local currency, total cost of sales increased 13.8%, mainly due to (i) the higher sales volume, (ii) the effect of the devaluation of the Brazilian real on our costs incurred in dollars, and (iii) a higher cost of concentrate due to price increases. This was partially offset by the shift in the mix towards lower unit cost products. Our cost of sales in Brazil represented 59.6% of net sales in Brazil for the year ended December 31, 2024, compared to 61.8% for 2023.

Argentina

Our cost of sales in Argentina was Ch$428,873 million during the year ended December 31, 2024, an 82.6% increase compared to Ch$234,814 million during 2023. The cost of sales per unit case increased 105.6% in the same period. In local currency (in real terms, based on currency rates as of December 2024) cost of sales decreased 5.9% mainly due to (i) the lower sales volume, and (ii) a lower cost of concentrate. This was partially offset by (i) a higher labor cost, (ii) the devaluation of the Argentine peso on our costs incurred in dollars, (iii) a higher cost of Pet resin, and (iv) a higher cost of sugar. Our cost of sales in Argentina represented 53.7% of net sales in Argentina for the year ended December 31, 2024, compared to 51.0% for 2023.

Paraguay

Our cost of sales in Paraguay was Ch$161,443 million during the year ended December 31, 2024, a 29.4% increase compared to Ch$124,799 million during 2023. Cost of sales per unit case increased 18.0% during the same period. In local currency, cost of sales increased 19.7%, mainly explained by (i) the higher volume sold, (ii) a higher cost of sugar and fructose, and (iii) the shift in the mix towards higher unit cost products. Our cost of sales in Paraguay represented 57.2% of net sales in Paraguay for the year ended December 31, 2024, compared to 55.8% for 2023.

Gross Profit

Due to the factors described above, our gross profit was Ch$1,278,870 million during the year ended December 31, 2024, a 25.8% increase compared to Ch$1,016,440 million during 2023. Our gross profit represented 39.7% of our net sales during the year ended December 31, 2024, compared to 38.8% of our net sales in 2023.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$851,788 million during the year ended December 31, 2024, a 29.2% increase compared to Ch$659,103 million during 2023. This increase is explained mainly by (i) the effect of translating figures from our foreign subsidiaries to the reporting currency, (ii) higher marketing expenses in Brazil and Paraguay, (iii) higher labor expenses in Brazil, Chile and Paraguay, and (iv) higher distribution expenses in Brazil, Chile and Paraguay, and (v) lower other operating income that are classified under this item. This was partially offset by (i) lower distribution costs in Argentina, due to lower volumes sold, and (ii) lower labor costs in Argentina. Our distribution, administrative and sales expenses represented 26.4% of our net sales during the year ended December 31, 2024, compared to 25.2% for 2023.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$282,471 million during the year ended December 31, 2024, a 5.7% increase compared to Ch$267,291 million during 2023. This was mainly due to (i) a higher cost of labor and services provided by third parties, and (ii) a higher distribution expense. Our distribution, administrative and sales expenses in Chile represented 22.7% of our net sales in Chile during the year ended December 31, 2024, compared to 22.4% for 2023.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$212,332 million during the year ended December 31, 2024, a 20.6% increase compared to Ch$176,029 million during 2023. In local currency, they increased 16.3%, mainly explained by (i) higher freight expenses, due to the higher volume sold, (ii) higher labor costs, (iii) higher marketing expenses, and (iv) lower other operating income that are classified under this item. Our distribution, administrative and sales expenses in Brazil represented 23.3% of our net sales in Brazil during the year ended December 31, 2024, compared to 23.6% for 2023.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$289,602 million during the year ended December 31, 2024, a 78.1% increase compared to Ch$162,564 million during 2023. In local currency (in real terms, based on currency rates as of December 2024), the distribution, administrative and sales expenses decreased 8.2%, which is mainly explained by (i) a lower labor cost, and (ii) a lower distribution cost due to the lower sales volume. Our distribution, administrative and sales expenses in Argentina represented 36.3% of our net sales in Argentina during the year ended December 31, 2024, compared to 35.3% for 2023.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$55,373 million during the year ended December 31, 2024, a 24.9% increase, compared to Ch$44,320 million during 2023. The distribution, administrative and sales expenses in local currency in Paraguay increased 15.3%, which is mainly explained by (i) higher cost of labor and services provided by third parties, (ii) higher marketing expenses, and (iii) higher distribution expenses, due to higher sales volumes. Our distribution, administrative and sales expenses in Paraguay represented 19.6% of our net sales in Paraguay during the year ended December 31, 2024, compared to 19.8% for 2023.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024

	(in millions of Ch$)

Other income (expense)	(41,040)	(15,170)
Financial income	31,396	28,960
Financial expenses	(65,288)	(70,414)
Share of profit of investments in associates and joint ventures accounted for using the equity method	2,716	998
Foreign exchange differences	(17,216)	(7,407)
Income (loss) by indexation units	(7,399)	3,989
Other income (expense), net	(96,831)	(59,045)

We had other expenses, net, of Ch$59,045 million during the year ended December 31, 2024, a 39.0% decrease compared to Ch$96,831 million during 2023. The decrease is mainly explained by the recognition of a tax credit in Brazil and the effect of monetary inflation thereon, which impacted by Ch$20,322 million in other income and by Ch$8,155 million in financial income (net of financial costs), respectively. We also had a decrease in losses relate to foreign exchange differences, mainly in Argentina. This decrease in expenses is partially offset by an increase in financial costs due to an increase in short-term debt in the operation in Argentina and in Re-Ciclar.

Income Taxes

We had income taxes of Ch$133,393 million during the year ended December 31, 2024, a 55.1% increase compared to Ch$85,994 million during 2023. This increase is mainly explained by higher operating and non-operating profits generated in our operations.

Net Income

Due to the factors described above, we had a net income of Ch$234,644 million during the year ended December 31, 2024, a 34.5% increase compared to Ch$174,511 million during 2023. Our net income represented 7.3% of our net sales during the year ended December 31, 2024, compared to 6.7% for 2023.

Summary of Results of Operations for the Years ended December 31, 2022 and 2023

For information regarding the results of operations for the years ended December 31, 2022 and December 31, 2023, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2023 –Summary of Results of Operations for the years ended December 31, 2022 and 2023” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2024 and 2023 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, all of which were approved by the board of directors on March 25, 2025.

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2024, we received dividends from subsidiaries in Brazil and Paraguay. Management decided not to distribute dividends from Argentina to fund an existing CAPEX project in Mendoza. We cannot guarantee that we will not face restrictions in the future regarding the distribution of dividends from any other foreign subsidiaries.

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

Our cash management policy contemplates that cash surpluses be invested in low-risk securities that are mainly short-term and easily liquidated assets until such time that this surplus should be needed.

Derivative instruments are utilized only for business purposes, and not for speculative purposes. Pursuant to our currency hedge policy, forward currency contracts are used in some operations to cover the risk of local currency devaluation relative to the U.S. dollar in an amount not greater than the budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate. Additionally, during 2024 we entered forward contracts to hedge our budgeted purchases of #5 sugar, which is used in our operations in Chile.

The Company believes its balances of cash and cash equivalents, which totaled Ch$248,899 million as of December 31, 2024, along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next twelve months and beyond.

The Company’s material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2024, the Company had outstanding fixed-rate notes with varying maturities for an aggregate principal amount of Ch$1,003,864 million (collectively the “Notes”). Future interest payments associated with the Notes total Ch$586,717 million, with Ch$51,970 million payable within 12 months.

Leases

The Company has lease arrangements for certain equipment and facilities, including machinery and production lines, building and installations and technology equipment. As of December 31, 2024, the Company had fixed lease payment obligations of Ch$30,522 million, with Ch$9,631 million payable within 12 months.

Manufacturing Purchase Obligations

The Company has agreements with its collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in purchase of supplies for production like sugar, beverage cans and payments to obtain rights over mineral spring waters, among others. As of December 31, 2024, the Company had manufacturing purchase obligations of Ch$201,888 million, with Ch$145,026 million payable within 12 months.

Other Purchase Obligations

The Company’s other purchase obligations primarily consist of contracts entered into to supply information technology services, company commitments with its franchisor to make investments or expenses related to the development of the franchise, staff support services, security services, maintenance services for fixed assets. As of December 31, 2024, the Company had other purchase obligations of Ch$43,794 million, with Ch$33,113 million payable within 12 months.

Cash Flows from Operating Activities 2024 vs. Cash Flows from Operating Activities 2023 and 2022

Cash flows from operating activities during 2024 amounted to Ch$357,242 million compared to Ch$366,830 million in 2023. The decrease in cash flow generation was mainly due higher payment to suppliers and employees.

For information regarding the cash flows from operating activities 2023 vs 2022, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

Cash Flows from Investing Activities 2024 vs. Cash Flows from Investing Activities 2023 and 2022

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) generated a negative cash flow of Ch$289,853 million in 2024 compared to a negative cash flow of Ch$158,289 million during 2023. The variation of Ch$131,564 million with respect to the previous year is mainly explained by a higher Capex in 2024 of Ch$98,834 million, added to lower redemptions of financial instruments as compared to 2023 in the amount of Ch$32,000 million.

For information regarding the cash flows from investing activities 2023 vs 2022, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

Cash Flows from Financing Activities 2024 vs. Cash Flows from Financing Activities 2023 and 2022

Financing activities generated a negative cash flow of Ch$119,758 million in 2024, with a positive variation of Ch$67,369 million with respect to the previous year, which is mainly explained by the payment in 2023 of a bond and its associated derivative, in addition to higher amounts from loans.

As of December 31, 2024, 22 short-term credit lines are available for an amount equivalent to Ch$231,731 million, of which of which Ch$27,245 is in use. In Argentina, we had the equivalent of Ch$128,926 million in credit available from nine lines of credit, of which Ch$27,245 is currently in use. In Brazil, we had the equivalent of Ch$81,158 million in credit available from eleven lines of credit, which remained unused as of December 31, 2024. In Chile, we had the equivalent of Ch$7,000 million in credit available from one line of credit, which has not been used. In Paraguay, we had the equivalent of Ch$14,647 million in credit available from one line of credit, which has not been used.

For information regarding the cash flows from financing activities 2023 vs 2022, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

Liabilities

As of December 31, 2024, our total liabilities, excluding non-controlling interest, were Ch$2,276,707 million, representing a 13.8% increase compared to December 31, 2023.

Current liabilities increased by Ch$213,273 million, 30.8% compared to December 2023, mainly due to increase in Other current non-financial liabilities (Ch$99,730 million), mainly explained by the recognition of a higher interim dividend. In addition to the above increase, there was an increase in Other current financial liabilities (Ch$57,333 million) due to the increase in bank obligations in Argentina and in Chile for Re-Ciclar S.A. and ECSA, and an increase in Trade and other current accounts payable (Ch$28,163 million), mainly in Brazil.

Non-current liabilities increased by Ch$62,899 million, 4.8% compared to December 2023, mainly due to the increase in Deferred tax liabilities (Ch$44,498 million), due to the increase in the deferred liability for ICMS credit in Brazil, due to the exchange difference on debt in Brazil, added to the increase in fixed assets in Chile and Argentina. In addition, there was an increase in Other non-current financial liabilities (Ch$22,217 million), mainly due to the variation in UF and the exchange rate effect on certain of the company’s bonds.

As of December 31, 2024, our bond obligation had a weighted average interest rate of 3.50% in UF, 3.95% in US$ and 2.71% in CHF, while our bank obligation had a weighted average interest rate of 5.82% for the debts in Chilean pesos and 36.76% for the debts in our operation in Argentina.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
				More than
	Total	1-3 Years	3-5 Years	5 Years

	(Millions Ch$2024)
Provisions	55,246	1,522	722	53,002
Other long-term liabilities	20,160	491	750	18,919
Total long-term liabilities	75,406	2,013	1,472	71,921

Summary of Significant Debt Instruments

As of December 31, 2024, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2024, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

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

At the same time, derivative contracts (cross currency swaps) have been entered into to fully redenominate financial obligations denominated in U.S. dollars to UF and CLP.

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

Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, resulting from governmental economic measures that are or may be implemented in the future. Additionally, the main raw materials used in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass on the cost increases to the sales price of our products due to depressed consumer demand and/or heightened competition.

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

The following table sets forth information with respect to the current directors of the Company:

		Date of expiration
Name	Age(3)	current term	Position
Gonzalo Said(1)	60	April 25, 2027	Chairman
José Antonio Garcés	58	April 25, 2027	Vice Chairman
Salvador Said(1)	60	April 25, 2027	Director
Juan Claro	74	April 25, 2027	Director
Eduardo Chadwick	65	April 25, 2027	Director
Roberto Mercadé	56	April 25, 2027	Director
Gonzalo Parot(2)	72	April 25, 2027	Director
Georges de Bourguignon	62	April 25, 2027	Director
Domingo Cruzat(2)	68	April 25, 2027	Director
Jaqueline Saquel Mediano	60	April 25, 2027	Director
Juan Gerardo Jofré Miranda(2)	75	April 25, 2027	Director
Luis Felipe Coelho Duprat Avellar	49	April 25, 2027	Director
María Francisca Yáñez Castillo	42	April 25, 2027	Director
Carmen Román	57	April 25, 2027	Director
(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2024.

The following are brief biographies of each of the Company’s directors:

Gonzalo Said Handal

Appointment: He has been a member of the Board of Directors of the Company since April 1993 and the Chairman since May 2024.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in finance, best practices and corporate governance, with more than 30 years of experience in the beverage and mass consumption industry.

Other positions: he is Executive Chairman of Holding de Empresas Said Handal; director of Scotiabank Chile S.A., where he is a member of the Audit Committee, vice-president of SOFOFA and director of Fundación Generación Empresarial, from where he promotes his vision on corporate governance and good business practices.

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in finance, with an Executive MBA and PADE from the ESE of Universidad de Los Andes and a master’s in philosophy and ethics from Universidad Adolfo Ibáñez. He has 25 years of experience in the beverage and mass consumption industry and vast experience in risk and cybersecurity in the financial sector.

Other positions: Chairman of the Board of Banvida S.A., director of Banco Consorcio, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Past President of USEC and director of Fundación Paternitas, as well as general manager of Inversiones San Andrés (family holding) and member of the Board of Directors of SOFOFA

Salvador Said Somavía

Appointment: He has been a member of the Board of Directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in business management. He was director at Envases del Pacífico S.A. and Envases CMF S.A. He also participates in non-profit foundations oriented to entrepreneurship such as Endeavor Chile, an entity that he presided over for six years.

Other positions: Chairman of Scotiabank Chile, Chairman of Parque Arauco S.A., Executive Vice President of Inversiones Caburga SpA, Executive Vice President of Inversiones Cabildo SpA and director of several companies in different business sectors. He is also a member of the Board of Directors of the Centro de Estudios Públicos (CEP).

Juan Claro González

Appointment: He has been a member of the Board of Directors of the Company since 2004.

Experience: He studied civil engineering and theoretical physics at the Pontificia Universidad Católica de Chile and has more than 20 years of experience in the mass consumption and beverage industry. He has developed an outstanding business experience by presiding over the Sociedad de Fomento Fabril (SOFOFA), between 2001 and 2005, the Confederación de la Producción y del Comercio (CPC), between 2002 and 2005 and the Chile-China Bilateral Business Council, between 2005 and 2007. He has been a member of the boards of Gasco S.A. (1991-2000), CMPC S.A. (2005-2011) and Entel S.A. (2005-2011) and founding Chairman of Metrogas S.A. (1994-2000) created to develop the trans-Andean gas interconnection and of the electric company Emel S.A. (2001-2007).

Other positions: he is a director of Melón S.A., Agrosuper S.A., where he is a member of the Risk Committee, and Antofagasta PLC, where he is a member of the Sustainability and Stakeholders Committee. He is also an honorary advisor to the Centro de Estudios Públicos (CEP).

Eduardo Chadwick Claro

Appointment: He has been a member of the Board of Directors of the Company since June 2012.

Experience: He holds a civil industrial engineering degree with a major in chemistry from the Pontificia Universidad Católica de Chile, elected UC Engineer of the Year in 2017. With more than 40 years of experience, he is a recognized businessman in the wine industry, both in Chile and abroad, being considered one of the main promoters and developer of the image of fine wines in Chile. He was Chairman of Cervecería Austral until 2007, Chairman of Viña Errázuriz and Coca-Cola Polar until 2012, director of SOFOFA until 2015 and ABAC/APEC representative of the Chilean Government during the years 2018 to 2020. In 2021 she was selected as one of the 25 representatives of the “Chilen@s Creando Futuro” Network of Imagen de Chile. He successfully participated at Oxford University in The Oxford Strategic Leadership Programme (2013) and later, he was a Fellow of the Advance Leadership Initiative Program at Harvard University (2022).

Other Positions: Chairman of the Chadwick Claro family holding company, founder and director of Hatch Mansfield Co. in England and director of Maltexco S.A.

Roberto Mercadé

Appointment: He has been a member of the Board of Directors of the Company since April 2019.

Experience: He holds an industrial engineering degree from the Georgia Institute of Technology, Atlanta (USA). With more than 30 years of experience in the beverage and mass consumption industry, he has developed his expertise in Latin America, Africa and Asia Pacific. He was President of Coca-Cola de Mexico, where he also led the Coca-Cola Foundation and was a member of the boards of ARCA-Lindley in Peru, Escuela Campo Alegre in Venezuela and American International School of Johannesburg in South Africa.

Other positions: he is the Global President of The McDonald’s Division at The Coca-Cola Company.

Gonzalo Parot Palma

Appointment: He has been a member of the Board of Directors of the Company since 2009.

Experience: He holds a civil Industrial engineering degree from the Universidad de Chile, a master’s in industrial engineering with a major in economics from the Universidad de Chile and a master’s in economics from the University of Chicago. His areas of specialization are Business Economics, Market Organization and Regulation, Public Finance and Corporate Finance. With more than 20 years of experience in the beverage and mass consumption industry, he has served as Corporate Manager of Studies and Development at Empresas CMPC S.A., Executive President of Envases and Productos de Papel CMPC S.A. subsidiaries, General Manager and director of Celulosa del Pacífico, Corporate General Manager of CMPC Tissue S.A. and director and Corporate General Manager of Copesa S.A. In his career he has served as director, Chief Executive Officer and Board Member of the Corporación Municipal and Teatro Municipal de Santiago; director of the National Press Association and of the Chilean-Argentine Chamber of Business, professor and director of the School of Economics and Business of the Universidad de Chile; professor and Dean of Economics and Administration of the Universidad Gabriela Mistral.

Other positions: he currently serves as a member of the Advisory Board at AES Andes S.A.

Georges De Bourguignon Arndt

Appointment: He has been a member of the Board of Directors of the Company since April 2016.

Experience: Economist from the Pontificia Universidad Católica de Chile with an MBA from Harvard University. In the academic field, he has been a professor of Economics at the Universidad Católica de Chile, while, in the business world, where he has more than 10 years of experience in mass consumption issues, he was a director of Empresas La Polar S.A. (2011-2015), Sal Lobos S.A. (2006-2018) and Latam Airlines Group (2012-2019), a company in which he held the position of Chairman of the Directors’ Committee. He has extensive experience in management positions in non-profit associations such as Corporación de Amigos de Lago Ranco, Harvard Alumni Association and the Harvard Business School Dean’s Advisory Council.

Other positions: Co-founder and Chairman of Asset Chile S.A., a corporate finance advisory firm, and Asset AGF, an investment fund management company. He is a director of Vivo Spa, where he has been Chairman since August 2022 and Soquimich S.A., where he has served since May 2024, having been a director there from 2019 to 2022.

Domingo Cruzat Amunátegui

Appointment: He has been a member of the Board of Directors of the Company since 2021.

Experience: He holds a civil industrial engineering degree from the Universidad de Chile with an MBA from The Wharton School of the University of Pennsylvania. With more than 12 years of experience in the beverage and mass consumption industry, he served as Commercial Manager at Pesquera Coloso San José; CEO of Watt’s Alimentos; CEO of Loncoleche; CEO of Bellsouth Chile and Deputy General Manager of Compañía Sudamericana de Vapores. He is a university professor in the areas of marketing and sales at the ESE of Universidad de Los Andes. He has also served on the boards of Conpax, Construmart, Copefrut, Essal, Principal Financial Group, Compañía Sudamericana de Vapores and Viña San Pedro de Tarapacá. In addition, he was Chairman of the Board of Correos de Chile and Chairman of the Sistema de Empresas Públicas (SEP).

Other positions: He is currently a member of the board of directors of IP Chile and Stars (Family Office). Additionally, he is a founding partner of Fundación Esperanza, dedicated to rehabilitating young drug addicts.

Jaqueline Saquel Mediano

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: She holds a business administration degree from the Universidad de Santiago de Chile, business director and executive with business experience in Latin America in the forestry and energy industry, both in the private and public sector. Her career includes a significant role in strategic and financial management in several Chilean companies, being recognized with the “Executive Woman 2021” Award. She has been director of Enami, GNL Quintero and within the CMPC group of companies, where she was also manager of Corporate Development, People and Marketing. She was director of the subsidiaries Papeles Cordillera, Envases Impresos Roble Alto S.A., Chilena de Moldeados S.A., Forsac S.A., CMPC Cartulinas, Servicios Compartidos and Bioenergías Forestales. She was also manager of Finance and Strategic Planning of ENAP.

Other positions: Currently, she is a director of Sonda S.A., Cintac S.A., Icafal S.A., Universidad Católica Silva Henríquez and Fundación Don Bosco.

Juan Gerardo Jofré Miranda

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: He holds a business administration degree from the Universidad Católica de Chile, with extensive experience as an executive and member of several important councils and boards of directors in the Chilean business environment. During his career, he has held key roles in leading companies such as Chairman of the Board of Codelco, Vice Chairman of the Board of SQM and board member of companies such as Latam Airlines, Enel Chile and CAP, among others. His executive experience includes more than 15 years in the Santander Group, where he held several leadership roles, such as 2nd Vice Chairman of the Board of Banco Santander Chile and Chairman of the Board of several financial and insurance companies in Chile and Latin America. Prior to entering the private world, he worked in high-level governmental roles, advising the Ministry of Finance and holding positions in state-owned companies and the Chilean Superintendency of Securities and Insurance.

Luis Felipe Coelho Duprat Avellar

Appointment: He has been a member of the Board of Directors of the Company since 2023.

Experience: Since January 2023, he has served as President of Coca-Cola Mexico at The Coca-Cola Company. He joined Coca-Cola Brazil in 2002 in the Finance department, where he gained experience in various Finance and Planning roles. He was also Director of Market Development for Coca-Cola FEMSA’s Brazil territory and General Manager of Southern Brazil operations. Subsequently, he was Vice President and General Manager of The Coca-Cola Company’s South African franchise and led the Coca-Cola System in South Africa, Swaziland and Lesotho. Between 2021-2022 he served as President of Southern Operations for The Coca-Cola Company, being responsible for operations in 6 countries in Latin America: Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay. He was part of the board of directors of Arca Continental Bebidas in Mexico between 2021-2022; of the Movement for Racial Equity (MOVER) in Brazil, from its foundation until 2022. In addition, he was chairman of the board of directors of the Brazilian Coca-Cola Institute between 2021-2022.

María Francisca Yáñez Castillo

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: She holds a civil industrial engineering degree and PhD in Engineering from the Pontificia Universidad Católica de Chile. She has completed management programs at Kellogg Executive Education, Universidad Adolfo Ibáñez, Universidad de Chile and the Institute of Directors in London. She is a mentor and strategic advisor to various boards, where she connects digital transformation and artificial intelligence with business strategy. She was National Technology Officer at Microsoft for Chile and Argentina, leading the National Artificial Intelligence Initiative for the region and the national cybersecurity roadmap. Also, at the request of the Parliament, she led the public-private-academia work of the first Artificial Intelligence regulation in Chile, from the perspective of talent development and education. She has represented Chile in international forums such as OECD, UN, APEC and WHO; she was named Young Leader in 2014 and Woman Leader of Chile in 2023 by El Mercurio. She was director of the Chilean National Traffic Safety Commission, where she played a key role in the implementation of policies that save lives, such as the Zero Tolerance Law for alcohol consumption while driving.

Other positions: Director of Orion and Novofarma; member of ICARE’s Innovation Circle and Women Corporate Directors.

Carmen Román Arancibia

Appointment: She has been a member of the Board of Directors of the Company since 2021.

Experience: She holds a law degree from the Universidad Gabriela Mistral. She has developed a solid experience in the retail industry, working for 11 years at Walmart, where she served as Legal and Corporate Affairs Manager of Walmart Chile, 7 years at Cencosud and 4 years at Santa Isabel. She has knowledge and experience in risk management, due to her role as Director of Compliance and Ethics at Walmart. In the area of diversity and inclusion, she has knowledge and experience as a mentor and trainer of women’s leadership programs.

Other positions: She is a member of the Legal Sustainability Council of the Universidad Católica, advisor at Comunidad Mujer and Director at Fundación Generación Empresarial. Considering her knowledge and experience in the area of Corporate Governance, Sustainability and Shared Value, she was appointed Co-Chair of the Sustainability and Corporate Governance Committee of SOFOFA.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	65	Chief Executive Officer
Andrés Wainer	54	Chief Financial Officer
Fernando Jaña	47	Chief Strategic Planning Officer
Jaime Cohen	57	Chief Legal Officer
Martín Idígoras	49	Chief IT Officer
Gonzalo Muñoz	63	Chief Human Resources Officer
Fabián Castelli	59	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	64	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solórzano	54	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	70	General Manager of Paraguay Refrescos S.A.
(1)	Age at December 31, 2024.

Miguel Ángel Peirano

Chief Executive Officer

He holds an electronic engineering degree from the Instituto Tecnológico de Buenos Aires and has postgraduate studies at Harvard Business School and Stanford University. He joined the Company and became Executive Vice President in 2011. Previously, he was senior engagement manager at McKinsey & Company and was president of Coca-Cola Femsa Mercosur.

Andrés Wainer

Chief Financial Officer

He holds a business administration degree with a major in economics from the Pontificia Universidad Católica de Chile and a master’s degree in finance from the London Business School. He joined the Company in 1996 and since 2011 he has been Chief Financial Officer. Previously, he was development manager at Coca-Cola Andina Argentina, administration and finance manager at Embotelladora Andina S.A. and research and development corporate manager at the Corporate Office.

Fernando Jaña

Chief Strategic Planning Officer

He holds an industrial civil engineering degree from Universidad Adolfo Ibáñez and a master’s degree in logistics and supply chain management from The University of Sydney, Australia. He joined the Company in 2014 and has held his current position since 2019. He was general manager of Coca-Cola del Valle, manager of innovation and projects in Embotelladora Andina S.A., ecommerce manager at Cencosud Supermercados and logistics and distribution manager at CCU. He has also worked as a teacher and researcher at Universidad Adolfo Ibáñez.

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

Fabián Castelli

General Manager Andina Argentina

He holds an industrial engineering degree from Universidad Nacional de Cuyo, with specialization in a management development program at IAE, Argentina and Donald R. Keough System Leadership Academy. He joined the Company in 1994 and since 2014 he has been general manager of Andina Argentina. Previously he held the positions of head of the Mendoza sales department, business development and planning manager, marketing manager and commercial manager. He was also director of AdeS in Argentina, vice president of Asociación de Fabricantes Argentinos de Coca-Cola (AFAC) and Director of Cámara Argentina de Industria de Bebidas sin Alcohol (Argentine Chamber of Non-Alcoholic Beverages Industry).

Renato Barbosa

General Manager Andina Brazil

He holds an economist degree from Universidade do Distrito Federal Brazil, with specialization in business and post-graduation studies in business from FGV Sao Paulo, Brazil and an MBA in marketing from the FGV Rio de Janeiro, Brazil. He joined the Company in 2012 as general manager of Andina Brazil. Previously held the position of general manager of Brasal Refrigerantes (Coca-Cola bottler in the central-eastern region of Brazil).

Jose Luis Solórzano

General Manager Embotelladora Andina S.A.

He holds a business administration degree from Universidad Adolfo Ibáñez, with specialization in the areas of marketing and finance. He joined the Company in 2003 and since 2014 he has been general manager of Embotelladora Andina S.A. He previously held the positions of general manager of Coca-Cola Andina Argentina and commercial manager of Embotelladora Andina S.A. Prior to that, he was commercial manager of Coca-Cola Polar.

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

For 2024, the fixed remuneration paid to Coca-Cola Andina’s executive officers amounted to Ch$6,736 million (Ch$6,846 million in 2023). Similarly, the remuneration paid for performance bonuses amounted to Ch$5,955 million (Ch$3,546 million in 2023). During 2024, there were no severance indemnities paid to the Company’s executive officers. During 2023, there were no severance indemnities paid to the Company’s executive officers.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2024, which was approved by our shareholders, was as follows:

				Culture,	Governance,
			Directors’	Ethics &	Compliance	Digital
	Directors’	Executive	and Audit	Sustainability	and Integrity	Transformation
2024	Compensation	Committee	Committee	Committee	Committee	Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González(1)	110,000	70,400					180,400
Gonzalo Said Handal(2)	139,000	33,800		13,900		3,525	190,225
José Antonio Garcés Silva	83,000	104,200		13,900		3,525	204,625
Salvador Said Somavía	83,000	104,200	27,800				215,000
Eduardo Chadwick Claro	83,000	104,200		13,900			201,100
Gonzalo Parot Palma(5)	83,000		27,800				110,800
Georges de Bourguignon Arndt	83,000						83,000
Rodrigo Vergara Montes(3)	27,000						27,000
Felipe Joannon Vergara(3)	27,000						27,000
Carmen Román	83,000			4,500	9,400		96,900
Domingo Cruzat(5)	83,000		27,800				110,800
Mariano Rossi(3)	27,000						27,000
Roberto Mercadé Rovira	83,000						83,000
Luis Felipe Coelho Avellar	83,000						83,000
Jacqueline Saquel Mediano(4)	56,000			9,400			65,400
María Francisca Yáñez Castillo(4)	56,000					3,525	59,525
Juan Gerardo Jofré Miranda(4)(5)	56,000		18,800				74,800
Total Gross	1,245,000	416,800	102,200	55,600	9,400	10,575	1,839,575
(1)	Includes an additional Ch$27 million as Chairman of the Board from January to April 2024.
(2)	Includes an additional Ch$56 million as Chairman of the Board from May to December 2024.
(3)	Left the Board of Directors in May 2024.
(4)	Joined the Board of Directors in May 2024.
(5)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

For the year ended December 31, 2024, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$14,531 million of which Ch$12,691 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. José Antonio Garcés Silva (junior), Mr. Juan Claro González, and Mr. Salvador Said Somavía, who were elected during the ordinary Board Meeting held on April 30, 2024. The Executive Committee is also comprised by the Chairman of the Board, Mr. Gonzalo Said Handal and our chief executive officer. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance with the dispositions of Circular N°1,956 of the Financial Market Commission (Comisión para el Mercado Financiero – “CMF”) a new Directors’ Committee was elected during the Board Meeting held on April 30, 2024, applying the same election criteria set forth by Circular N°1,956. The directors Mr. Domingo Cruzat Amunátegui, Mr. Gonzalo Parot Palma and Mr. Juan Gerardo Jofré Miranda (all as Independent Directors), comprised the Committee. Mr. Gonzalo Parot Palma is the Chairman of the Company’s Directors’ Committee.

The duties performed by this Committee during 2024, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

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

Audit Committee

In accordance with NYSE and SEC requirements, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Meeting held on April 30, 2024. The Committee is comprised of the directors Mr. Domingo Cruzat Amunátegui, Mr. Gonzalo Parot Palma, and Mr. Juan Gerardo Jofré Miranda, all of whom have been determined by the full Board to fulfill the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules. The Board of Directors determined that Mr. Parot Palma qualifies as the audit committee financial expert in accordance with the definitions of the SEC.

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

Culture, Ethics & Sustainability Committee

The Culture, Ethics and Sustainability Committee was established during the Board Meeting held on January 28, 2014. This Committee is comprised of four directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Culture, Ethics and Sustainability Committee are Mr. José Antonio Garcés Silva, Mr. Eduardo Chadwick Claro, and Mrs. Jacqueline Saquel. In addition, the Chairman of the Board (Gonzalo Said) also participates in this Committee.

Governance, Compliance and Integrity Committee

The Governance, Compliance and Integrity Committee was established during the Board Meeting held on May 28, 2024. This Committee is comprised of three directors, who have been appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Governance, Compliance and Integrity Committee are Mr. José Antonio Garcés Silva, Mr. Gonzalo Said Handal, and Mrs. Carmen Román Arancibia.

Digital Transformation Committee

The Digital Transformation Committee was established during the Board Meeting held on June 25, 2024. This Committee is comprised by three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Digital Transformation Committee are Mr. José Antonio Garcés Silva, Mr. Gonzalo Said Handal, and Mrs. Francisca Yáñez Castillo.

D.	EMPLOYEES

Overview

As of December 31, 2024, we had 20,525 employees (full time equivalent), including 5,068 in Chile (3,641 own and 1,427 outsourced), 9,305 in Brazil (8,914 own and 391 outsourced), 3,503 in Argentina (3,415 own and 88 outsourced) and 1,743 in Paraguay (1,199 own and 544 outsourced). From these employees, 914 were temporary employees in Chile, 536 were temporary employees in Argentina, 0 were temporary in Brazil and 210 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas, ECSA and Re-Ciclar we had 389, 93, 296 and 55 employees, respectively, for a total aggregate amount of 833 employees for those four companies. Additionally, the corporate office had 52 employees.

As of December 31, 2024, 2,118, 1,165, 2,297 and 385 of our employees in Andina Chile, Brazil, Argentina and Paraguay, respectively, were members of unions. 413 of our employees in Vital Jugos, Vital Aguas and ECSA were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2023 and 2024:

	2023
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	50	—	50	7	—	7	98	—	98	40	—	40
Technicians and professionals	688	60	628	1,288	116	1,172	835	10	825	323	57	266
Workers	3,488	2,106	1,382	7,095	1,064	6,031	1,951	1,831	120	1,220	311	909
Temporary workers	1,057	7	1,050	—	—	—	599	460	139	110	—	110
Total	5,284	2,174	3,110	8,390	1,180	7,210	3,483	2,301	1,182	1,693	368	1,325

	2024
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	48	—	48	7	—	7	97	—	97	43	—	43
Technicians and professionals	753	92	661	1,429	135	1,294	877	11	866	224	26	198
Workers	3,353	2,026	1,328	7,869	1,030	6,839	1,993	1,869	124	1,267	359	907
Temporary workers	914	—	914	—	—	—	536	417	119	210	—	210
Total	5,068	2,118	2,950	9,305	1,165	8,140	3,503	2,297	1,207	1,743	385	1,358

	2023
	Vital Aguas/Vital Jugos/Envases Central			Re-Ciclar
	Total	Union	Non-Union	Total	Union	Non-Union
Executives	11	—	11	2	—	2
Technicians and professionals	225	140	85	8	—	8
Workers	485	256	229	—	—	—
Temporary workers	38	—	38	—	—	—
Total	759	396	363	10	—	10

	2024
	Vital Aguas/Vital Jugos/Envases Central			Re-Ciclar
	Total	Union	Non-Union	Total	Union	Non-Union
Executives	9	—	9	2	—	2
Technicians and professionals	154	101	53	17	—	17
Workers	349	312	37	21	—	21
Temporary workers	266	—	266	15	—	15
Total	778	413	365	55	—	55
(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

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

In Chile, 62.76% of employees with indefinite employment contracts are affiliated with a labor union organization, with a total of 12 labor unions organizations and a total of 17 collective bargaining agreements.

Brazil

In Brazil, 12.52% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 33 collective bargaining agreements in force as of December 31, 2024.

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

Argentina

In Argentina, 65.6% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. Historically, the Federation and the Chamber convened once a year to discuss salary conditions for the upcoming year. However, due to the current economic circumstances in Argentina (high inflation) four salary agreements were signed in 2024—the first for salaries through January 2024, the second for salaries in February/May 2024, the third for salaries as of June/August 2024 and the fourth for salaries from September to December 2024. The frequency of collective bargaining negotiations may begin to decrease due to lower inflation rates.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2021. Consequently, during this period in the event of an employee’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2021, but not in the subsequent years (2022 to 2024).

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

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2024.

	Series A						Series B
	Beneficial		Direct		Indirect		Beneficial		Direct		Indirect
	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	49,600	0.01	12,978,583	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	36,950,863	7.81
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	---	---	—	—	25,214,463	5.32
Eduardo Chadwick Claro	—	—	—	—	65,963,602	13.93	—	—	—	—	33,750,471	7.13

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

[RESERVED]

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2024:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,428,986	55.45	108,943,980	23.06
The Bank of New York Mellon(2)	3,560,046	0.75	21,917,316	5.06
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	34,450,854	7.3	13,566,916	2.9
International Shareholders	11,618,311	2.45	141,320,844	29.86
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,428,986	55.45	108,943,980	23.06
(1)	For further information of our controlling shareholders, see below.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2024, approximately 96.55% of our Series A shares and 70.14% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders are: Inversiones SH Limitada (controlled by family Said Handal), Inversiones Cabildo SpA (controlled by the Said Somavía family), Inversiones Nueva Delta S.A. (controlled by the Garcés Silva family), Inversiones Don Alfonso Limitada (controlled by María de la Luz Chadwick Hurtado), Inversiones El Campanario Limitada (controlled by María Soledad Chadwick Claro), Inversiones Los Robles Limitada (controlled by María Carolina Chadwick Claro), Inversiones Las Niñas Dos SpA (controlled by Eduardo Chadwick Claro).

Below is a summary of the members of our controlling shareholders or their related persons and the number of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Limitada	65,489,786	25,164,863
Sucesión de Jaime Said Demaría	—	49,600
Total of shares percentage of Andina:	13.84%	5.33%
Inversiones Cabildo SpA	65,487,786	36,950,863
Total of shares percentage of Andina:	13.84%	7.82%
Inversiones Nueva Delta S.A.	62,502,055	—
Inversiones Nueva Sofía Limitada	2,985,731	12,978,583
José Antonio Garcés Silva	—	49,600
Total of shares percentage of Andina:	13.84%	2.75%
Inversiones El Campanario Limitada	16,475,069	10,174,594
Inversiones Los Robles Limitada	16,475,069	10,012,029
Inversiones Las Niñas Dos SpA	16,538,395	5,126,992
Inversiones Don Alfonso Limitada	16,475,069	3,975,928
Inversiones Las Niñas Limitada	—	4,460,928
Total of shares percentage of Andina:	13.94%	7.13%
(1)	Inversiones SH Limitada is controlled by the Said Handal family. The family members are: Gonzalo, Bárbara, Marisol and Cristina Said Handal.
(2)	Inversiones Cabildo SpA is controlled by the Said Somavía family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.
(3)	Inversiones Nueva Delta S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (Sr.), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.
(4)	Inversiones Don Alfonso Limitada is controlled by María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by María Soledad Chadwick Hurtado; Inversiones Los Robles Limitada is controlled by María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Inversiones Las Niñas Limitada, company owned by Eduardo Chadwick Claro.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2024. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2023 and 2024, for probable loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2023	2024

	Million Ch$
Chile	1,267	1,473
Brazil	52,998	53,001
Argentina	490	722
Paraguay	47	50
Total	54,802	55,246

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders’ meeting to be held on April 15, 2025, we expect our shareholders to approve a distribution of dividends.

During 2022, 2023 and 2024, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2022, 2023 and 2024 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends Declared
Approval	Dividend	respect to which	and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-19-2024	01-31-2025	2024	14,014	141.00	0.14229	155.10	0.15652
09-25-2024	10-25-2024	2024	31,805	32.00	0.03385	35.20	0.03724
07-31-2024	08-14-2024	2024	31,805	32.00	0.03432	35.20	0.03776
04-25-2024	05-30-2024	Accumulated earnings	29,817	30.00	0.03305	33.00	0.03636
04-25-2024	05-23-2024	2023	31,805	32.00	0.03537	35.20	0.03891
12-28-2023	01-25-2024	2023	31,805	32.00	0.03522	35.20	0.03874
09-27-2023	10-26-2023	2023	28,823	29.00	0.03091	31.90	0.03400
07-25-2023	08-25-2023	2023	28,823	29.00	0.03393	31.90	0.03732
04-20-2023	05-26-2023	Accumulated earnings	49,695	50.00	0.06179	55.00	0.06797
04-20-2023	05-09-2023	2022	28,823	29.00	0.03655	31.90	0.04021
12-27-2022	01-27-2023	2022	28,823	29.00	0.03613	31.90	0.03975
09-27-2022	10-28-2022	2022	28,823	29.00	0.03068	31.90	0.03375
07-26-2022	08-26-2022	2022	28,823	29.00	0.03187	31.90	0.03505
04-13-2022	04-26-2022	Accumulated earnings	187,847	189.00	0.22213	207.90	0.24434
12-21-2021	01-28-2022	2021	28,823	29.00	0.03629	31.90	0.03992

B.	SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The total number of registered ADR holders we had at December 31, 2024 was 30 (23 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 2.69% of the total number of our issued and outstanding shares. On December 31, 2024, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$2,398.20 per share (US$ 14.47 per Series A ADR) and Ch$3,025.00 for the Series B shares (US$ 18.40 per Series B ADR). As of December 31, 2024, there were 593,341 Series A ADRs (equivalent to 3,560,046 Series A shares) and 3,652,886 Series B ADRs (equivalent to 21,917,316 Series B shares).

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

Board of Directors and Shareholder Meetings

The members of the board of Directors are proposed and elected every three years during the annual general shareholders’ meeting. Separate voting of the Series A and Series B shareholder elect board members. As mentioned, Series A shares elect twelve directors, and Series B shares elect two Directors.

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

Regular general shareholders’ meetings are held once a year within the first four months following the date of the annual balance sheet. We prepare a balance sheet annually on our operations as of December 31, which is presented together with the profit and loss statement, the report by the auditors and annual report to the respective shareholders’ meeting. The board makes available a copy of the balance sheet, annual report, report by the auditors and respective notes to each of the shareholders registered in the registry no later than by the date the first summons is published. Special shareholders’ meetings may be held at any time according to corporate needs and to discuss and decide upon any matter within the competence thereof, provided it is indicated in the summons. Being a shareholder of the Company is the only condition for entry to a shareholder’s meeting.

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

Dividends

Dividend distributions to investors who are natural or legal persons residing or domiciled abroad are subject to an additional withholding tax of 35%, with the right to a corporate income tax credit for the corporate tax (First Category Tax, currently at a rate of 27%) paid by Andina. Shareholders can claim a credit for 100% of the corporate tax if they are resident in a country that has a double taxation treaty with Chile, and only 65% of the corporate tax if they are resident in a country without such a treaty. The treaty to avoid double taxation between Chile and the United States came into force in December 2023; therefore, dividends paid by Andina to a shareholder resident in the United States are subject to a withholding tax of 35% minus a credit for 100% of the corporate tax (currently at a rate of 27%) paid by Andina.

Distributions made to investors residing or domiciled in Chile are taxed by personal taxes (“Supplementary Global Tax”) which have progressive rates ranging from 0% to 40%. The tax credit limitation also applies to these investors; thus, they are taxed with an additional tax (“debit”) equivalent to 35% of the corporate tax credit.

Capital Gains

Profits recognized from the sale or exchange of ADRs by a foreign holder made outside Chile are not subject to Chilean taxation. Capital gains generated by the sale of shares on the stock exchange are subject, as a general rule, to a 10% capital gains tax. This tax does not apply if the shareholder is resident in the United States and the conditions established in Article 13, No. 6, letters b) and c) of the treaty between Chile and the United States are met. Essentially, these conditions are met when the shares are sold by an institutional investor on a Chilean stock exchange or another type of investor on a Chilean stock exchange or in a public share offering, insofar as, in the latter case, the shares have been acquired on a Chilean stock exchange, in a public share offering, in a placement of shares from a first issue or in an exchange of bonds convertible into shares.

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

U.S. Federal Income Tax Considerations Relating to ADRs or Shares of Common Stock.

The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986, as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our shares (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to ADRs or shares of common stock as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the U.S. federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

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

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock or preemptive rights (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use a foreign tax credit for any Chilean tax imposed on the disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless a U.S. holder elects to apply the benefits of the Treaty, any such Chilean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is from foreign sources). In such case, the non-creditable Chilean tax may reduce the amount realized on the disposition of the shares or preemptive rights. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Chilean tax is imposed upon the disposition of shares of common stock or preemptive rights and a U.S. holder applies such temporary relief, such Chilean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2024.

	Expected Maturity Date							Fair Value
						2030
	2025	2026	2027	2028	2029	Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile - CLP	118,091	—	—	—	—	—	118,091
Interest rate (weighted average)	9.10%	0.00%	0.00%	0.00%	0.00%	0.00%	9.10%

Short term investments - Chile - USD	5,954	—	—	—	—	—	5,954
Interest rate (weighted average)	4.97%	0.00%	0.00%	0.00%	0.00%	0.00%	4.97%

Short term investments - Brasil	40,543	—	—	—	—	—	40,543
Interest rate (weighted average)	10.76%	0.00%	0.00%	0.00%	0.00%	0.00%	10.76%

Short term investments - Argentina	9,973	—	—	—	—	—	9,973
Interest rate (weighted average)	19.22%	0.00%	0.00%	0.00%	0.00%	0.00%	19.22%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	5,082	—	—	—	—	293,110	298,192	222,519
Fixed Rate [US$] 144A Bonds	3.95%	0.00%	0.00%	0.00%	0.00%	3.95%	3.95%

International bonds (Swiss bond) (1)	899	—	—	—	—	185,664	186,564	196,404
Fixed Rate [CHF$]	2.72%	0.00%	0.00%	0.00%	0.00%	2.72%	2.72%

Local Chilean Bonds (1)	23,819	12,026	5,321	5,305	5,305	497,133	548,909	541,132
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	5.23%	5.39%	4.00%	4.00%	4.00%	3.36%	3.50%

Total public debt (Bonds)	29,801	12,026	5,321	5,305	5,305	975,908	1,033,665	960,055

Bank debt - Chile	24,184	—	—	—	—	—	24,184	23,153
Weighted average interest rate Ch$	5.82%	0.00%	0.00%	0.00%	0.00%	0.00%	5.82%

Bank debt - Argentina	32,217	—	—	—	—	—	32,217	28,951
Weighted average interest rate Ars$	36.76%	0.00%	0.00%	0.00%	0.00%	0.00%	36.76%

Total bank debt	56,401	—	—	—	—	—	56,401
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$646 million, Non-Current: Ch$7,260 million.

Local Chilean Bonds: Current: Ch$44 million, Non-Current: Ch$938 million.

Foreign Currency Risk

As of December 31, 2024, the only foreign currencies used by the Company to finance its operation is the U.S dollar and CHF Swiss franc, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2024, denominated in U.S. dollars and CHF Swiss franc:

						2030		Fair
(Denominated in U.S. Dollars instruments)	2025	2026	2027	2028	2029	Onwards	Total	Value

	(in millions Ch$)
Assets
Cash and cash equivalents	14,818	—	—	—	—	—	14,818	14,818

Liabilities
Bonds debt (1)	5,082	—	—	—	—	293,110	298,192	222,519
Leasing debt	1,617	1,089	1,000	876	843	1,057	6,483	6,483

(Denominated in CHF Swiss franc instruments)
Bonds debt (1)	899	—	—	—	—	185,664	186,564	196,404

Net debt	22,416	1,089	1,000	876	843	479,831	506,057	440,224
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$646 million, Non-Current: Ch$7,260 million.

In order to protect the Company from the effects on results due to the volatility of the Brazilian real against the CHF Swiss franc (CHF$170 million of Senior Notes in the Swiss market), we have entered into currency swaps that cover 100% of our Swiss franc-denominated financial obligations, thereby mitigating our exchange rate exposure. Additionally, to protect the Company from the effects on results due to the volatility of the Chilean peso against the U.S. dollar (USD$300 million bond due 2050), derivatives have been contracted (cross currency swaps) to redenominate the US dollar-denominated financial obligations as follows: i) USD$150 million to UF’s and ii) USD$150 million to CLP.

As of December 31, 2024, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$15,568 million of higher foreign currency assets.

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

Fees Incurred in Past Annual Period

From January 1, 2024 to December 31, 2024, we received US$34,975.31 from the depositary.

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

ITEM 15.CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated Mr. Gonzalo Parot Palma as our Audit Committee Financial Expert, as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Domingo Cruzat Amunátegui, Juan Gerardo Jofré Miranda and Mr. Gonzalo Parot Palma fulfills the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules.

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

	Year ended December 31,
	2023		2024
	Fees millions	% of	Fees millions	% of
Services rendered	Ch$	Total Fees	Ch$	Total Fees
Audit fees (1)	1,013	93.7%	1,077	92.1%
Audit-related fees	—	—	—	—
Tax fees (3)	18	1.7%	85	7.3%
All other fees (2)	49	4.6%	7	0.6
Total	1,081	100%	1,169	100%
(1)	Fees for audit services and related expenses, including fees associated with the Company’s annual audit, including the integrated audit of internal control over financial reporting, the reviews of the Company’s quarterly reports required to be filed in Chile and annual statutory audits required in Chile and internationally.
(2)	Fees for all other services and related expenses not included above and related to the audit of the Company’s sustainability reports.

(3)	Tax fees correspond to the services and advice provided by the tax division to comply with tax requirements.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of Gonzalo Parot Palma, Juan Gerardo Jofré Miranda and Domingo Cruzat Amunátegui.

ITEM 16E.PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2024, neither we nor any of our affiliated parties purchased any of our equity securities, either pursuant to publicly announced plans or programs or not.

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

Under Chilean law, there is no legal obligation to have a Board of Directors composed of a majority of independent members. Our company does not have a majority independent board of directors, and as a “controlled company,” we would be exempt from NYSE’s requirement to have one.

Article 50 bis of the Corporations Law requires appointing at least one independent director. Chilean Law considers independent such director that within the last 18 months is not involved in certain circumstances, such as: having an economic interest in the company or other group, having a relationship with such persons, be director of nonprofit organizations, among others, and comply with a declaration of independence. We have three of such directors.

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

There is no similar legal obligation under Chilean law. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. Our Directors’ Committee is composed entirely of independent directors. Notwithstanding the foregoing, our Company does not have a Nominating/Corporate Governance Committee and as a “controlled company,” we would be exempt from NYSE’s requirement to do so.

The functions of the Directors’ Committee are described under Item 6C.

Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors. However, “controlled companies,” as defined under NYSE rules, are exempt from this requirement.

There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. Our Company does not have a Compensation Committee and as a “controlled company,” we would be exempt from NYSE’s requirement to do so.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

In accordance with the provisions of article 16 of the Securities Market Act and General Rule N° 270 of the CMF, the Board of Directors of the Company has approved a Privileged Information Management Manual (“PIM”), which applies to all directors, officers and employees of the Company. The PIM sets forth the Company’s policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. An unofficial English translation of the PIM is attached as Exhibit 11.1 to this annual report.”

ITEM 16K. CYBERSECURITY

Coca-Cola Andina recognizes information security and cyber-attacks as potential areas of business risk. Consequently, the Company has formulated and implemented a comprehensive strategy that enables us to safeguard confidentiality, integrity and availability of information and critical data and systems by (i) establish an organizational understanding for the purpose of overseeing cybersecurity risks related to its systems, people, assets, data and capabilities, (ii) safeguard systems and assets (including data), (iii) identify deviations from established protocols, (iv) react to cybersecurity incidents, and (v) restore business operations, if required.

Governance

Our cybersecurity risk management program is supported by a compliance scheme based on a framework of supervisory and governance entities. This includes the Audit Committee, which is represented by 3 independent directors, our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Audit Officer. One of the Audit Committee’s responsibilities is to supervise the policies, guidelines and strategies for information security risk management in order to ensure compliance with national and international standards, evaluating for this purpose the scope and effectiveness of information security systems, the status of cybersecurity framework controls within the organization, ongoing initiatives and future work plans. We conduct ongoing internal cybersecurity audits that are reported directly to the Audit Committee as well as The Coca-Cola Company, where our security maturity and status is also assessed.

Additionally, to protect against and address cybersecurity incident management and decision-making, there is a senior management committee known as the “Cybersecurity Committee” which is led by the Chief Information Security Officer (CISO). This cross-functional management committee drives awareness, ownership and alignment across broad stakeholder groups on governance and risk for effective management of cybersecurity risks and when a threat affecting the security of our digital information assets materializes, or at least once a year, the Cybersecurity Committee meets, both to manage the crisis and/or evaluate and control cybersecurity risks, to approve the cybersecurity strategy and direction and the organization’s contingency processes, and to perform a general evaluation of the different cybersecurity risk management indicators.

The Cybersecurity Committee is comprised of the Company’s CISO, the Company’s Chief Human Resources Officer, Chief Legal Officer, Chief Information Technology Officer, the Company’s Risk and Sustainability Corporate Manager, and a Representative of the Corporate Internal Audit Area.

The Company’s CISO is responsible for overseeing and managing cybersecurity issues and risks. This includes being responsible for creating, managing, and carrying out the company’s cybersecurity plan for its networks, both IT (information technology) and OT (operational technology) at the corporate and regional level, overseeing the implementation of improvements, architectures, policies, and standards related to the protection of the organization’s digital assets. In addition, the CISO manages the IT Risk Map (IT RIA) and related mitigation plans, ensuring that necessary modifications are made to maintain compliance with the company’s regulatory framework and standards.

Currently, Eduardo Troncoso Meza serves as our CISO. Mr. Eduardo Troncoso Meza has more than fifteen years of experience in the fields of cybersecurity and information security management. Prior to his current position, Mr. Troncoso held the position of Cybersecurity Architect at Banco BCI. In order to determine the proper implementation of technological security controls, he was tasked with designing and proposing architecture models and solutions for identifying threats, vulnerabilities, and risks on the applications that provide services to the various platforms of the bank. Mr. Troncoso received his Engineering Sciences degree and obtained a Computer Engineering degree from Universidad de Las Américas. Mr. Troncoso also holds a Diploma in Cybersecurity from Universidad de Chile, and has the following certifications:

●	Information Security Management Systems Auditor/Lead Auditor Training Course (BS ISO/IEC 27001:2013) – BSI;
●	ISO/IEC 27001 Lead Implementer – PECB; and
●	Cybersecurity for Managers Certificate: A Playbook from the Massachusetts Institute of Technology.

Policy for Information Security

The Company’s information security policy is an ongoing process designed to protect information assets from threats that could compromise their availability, integrity, or confidentiality. The corporate information security policy was created and put into effect to strengthen this pillar. In addition to providing general guidelines on the access, handling, manipulation, processing, transmission, and storage of the Company’s information assets, this policy seeks to establish general guidelines regarding the responsibility, protection, and management of information risks. The implementation of this policy involves the classification of information, the definition of responsibilities, and the use of digital solutions to strengthen its execution. Examples of these solutions include the unification of information storage and transfer mechanisms, the protection of information through Data Lost Prevention (DLP) practices, and the encryption of information stored on the Company’s essential equipment. The CISO is in charge of the Company’s information security strategy, policies, guidelines, and practices.

Cybersecurity provider risk and measurements management

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

Cybersecurity Framework

Our cybersecurity risk management program was developed in accordance with, and aligned to, international standards, best practices, and worldwide frameworks such as the International Organization for Standardizations (ISO) and the National Institute of Standards and Technology Cyber Security Framework (NIST) and incorporates the highest industry standards and is continually tested for Business Continuity (BC) and Disaster Recovery (DR). Our program is managed with an integrated people, processes, and technology vision and in order to improve its cyber resilience, the Company has a cybersecurity strategy to which it adds new controls and systems every year. This involves a risk management methodology based on a Business Impact Analysis (BIA) and Risk Impact Analysis Information Technology (RIA IT) model to unify risk and processes deemed critical to the organization, as well as regular and comprehensive testing of vulnerability mitigation measures found through ethical hacking, pentesting and vulnerabilities assessments. This activity gives a clear picture of known vulnerabilities in the system so that they can be specifically fixed and additional searches for undiscovered weaknesses, foreseeing future attacks and strengthening defenses. Furthermore, a “Zero Trust” model for platform access, Privileged Access Control and Multifactor Authenticator has been implemented for all platforms and user access. We use policies, processes, software, training programs, and hardware solutions to protect and monitor our environment across all critical systems, firewalls, intrusion detection and prevention systems, anti-malware, patch management, and identity management systems.

Corporate Cybersecurity Policy

The Company’s Corporate Cybersecurity strategy provides a framework for effective security management processes pertaining to IT systems and the associated assets, and it establishes a control model for the protection of the confidentiality, integrity, and availability of information systems, in accordance with the applicable laws and regulations in the countries in which we operate. Our cybersecurity risk management program also includes review and assessment by independent, external third parties, who evaluate and report on our cybersecurity program, as well as preparedness for internal incident response and help identify areas for continuous focus and improvement.

Dissemination and Training

The Company provides continuous information about the measures taken to promote cybersecurity, ensuring that all employees are informed of, and have received training on cybersecurity concepts and threats to information security and cybersecurity. Focusing on software and services based on the Company’s digital transformation, specialized areas in the Company’s IT and Human Resources departments coordinate specific training through various channels, using communications and e-mails delivering content that addresses information management and information security.

For instance, all employees of the company receive cybersecurity and phishing exercise training each year; the technology team also receives training on the various guidelines and protocols related to cybersecurity practices, including safeguarding digital assets, secure development, managing IT risks, and system modifications, among other topics.

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

ITEM 18.FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered public accounting firm, are filed as part of this annual report:

ITEM 19.EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1

Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2

Indenture dated as of October 1, 2013, among Embotelladora Andina S.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Andina’s annual report on Form 20-F filed on April 28, 2021 (File No. 001-13142))

2.3

Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2.3 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

2.4

Appendix A (“Terms of the Bonds”) to the Bond Purchase and Paying Agency Agreement dated September 18, 2023 among Embotelladora Andina S.A. and UBS AG (incorporated by reference to Exhibit 2.4 to Andina’s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

4.1

Amended and Restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and Restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda. (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))

4.3

Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.4

Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No. 001-13142))

4.5

Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.6

Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.28 to Andina’s annual report on Form 20-F filed on April 28, 2016 (File No. 001-13142))

4.7

Amendment dated as of April 14, 2023 to Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.7 to Andina´s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

Item	Description

4.8

Amendment dated September 27, 2022 to the Bottler Agreement between Embotelladora del Atlántico S.A. and The Coca-Cola Company dated October 1, 2017 (incorporated by reference to Exhibit 4.9 to Andina’s annual report on Form 20F filed on April 26, 2023 (File No. 001-13142))

4.9

Amendment dated September 20, 2022 to the Bottler Agreement between Rio de Janeiro Refrescos Limitada and The Coca-Cola Company dated October 4, 2017 (incorporated by reference to Exhibit 4.10 to Andina’s annual report on Form 20F filed on April 26, 2023 (File No. 001-13142))

4.10

Amendment dated as of March 6, 2024 to Bottler Agreement among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.10 to Andina´s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

8.1	List of our subsidiaries (filed herein)

11.1	Privileged Information Management Manual (filed herein)

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

97	Clawback Policy of Embotelladora Andina S.A. (incorporated by reference to Exhibit 97 to Andina’s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

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

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: March 26, 2025

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors Embotelladora Andina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

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

Intangible Assets with Indefinite Useful Life (Distribution rights) and Goodwill Impairment Assessment

As described in Notes 2.7.1, 2.7.2, 2.8, 2.22.1, 15 and 16 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (distribution rights) and goodwill balances, as of December 31, 2024, were ThCh$ 655,602,101 and ThCh$ 144,681,420 respectively. Management carries out an impairment test annually, or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

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

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

March 25, 2025

We have served as the Company’s auditor since 2022.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

at December 31, 2024 and 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2024 and 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2024 and 2023

ASSETS	NOTE	12.31.2024	12.31.2023
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	248,899,004	303,683,683
Other financial assets	5	76,586,583	67,285,793
Other non-financial assets	6	27,260,507	19,311,851
Trade and other accounts receivable, net	7	332,831,088	298,892,164
Accounts receivable from related companies	12.1	9,901,543	16,161,318
Inventory	8	299,970,909	233,053,160
Current tax assets	9	17,746,106	43,383,058
Total Current Assets		1,013,195,740	981,771,027

Non-Current Assets:
Other financial assets	5	169,420,303	93,316,339
Other non-financial assets	6	79,746,695	59,412,482
Trade and other receivables	7	335,723	371,401
Accounts receivable from related parties	12.1	292,931	108,021
Investments accounted for under the equity method	14	85,192,710	91,799,267
Intangible assets other than goodwill	15	693,383,630	695,926,565
Goodwill	16	144,681,420	122,103,802
Property, plant and equipment	11	1,097,773,572	872,388,811
Deferred tax assets	10.2	7,081,549	4,323,174
Total Non-Current Assets		2,277,908,533	1,939,749,862
Total Assets		3,291,104,273	2,921,520,889

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2024 and 2023

LIABILITIES AND EQUITY	NOTE	12.31.2024	12.31.2023
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	110,330,460	52,997,001
Trade and other accounts payable	18	457,074,643	428,911,984
Accounts payable to related parties	12.2	94,376,420	96,045,624
Other provisions	19	1,522,426	1,314,106
Tax liabilities	9	28,369,276	13,411,621
Employee benefits current provisions	13	72,367,187	57,817,800
Other non-financial liabilities	20	142,103,582	42,373,160
Total Current Liabilities		906,143,994	692,871,296

Other financial liabilities	17	1,066,543,247	1,044,325,833
Trade accounts and other accounts payable	18	2,534,836	2,392,555
Accounts payable to related companies	12.2	380,465	6,007,041
Other provisions	19	53,723,373	53,487,790
Deferred tax liabilities	10.2	224,967,885	180,470,219
Employee benefits non-current provisions	13	20,160,468	18,473,946
Other non-financial liabilities	20	2,252,985	2,506,795
Total Non-current liabilities		1,370,563,259	1,307,664,179

EQUITY
Issued capital	21	270,737,574	270,737,574
Retained earnings	21	891,746,153	769,311,795
Other reserves	21	(186,074,535)	(153,758,842)
Equity attributable to owners of the parent		976,409,192	886,290,527
Non-controlling interests		37,987,828	34,694,887
Total Equity		1,014,397,020	920,985,414
Total Liabilities and Equity		3,291,104,273	2,921,520,889

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the fiscal years ended December 31, 2024, 2023 and 2022

		01.01.2024	01.01.2023	01.01.2022
	NOTE	12.31.2024	12.31.2023	12.31.2022
		ThCh$	ThCh$	ThCh$
Net sales		3,224,233,005	2,618,437,052	2,656,878,395
Cost of sales	8 - 25	(1,945,363,408)	(1,601,997,255)	(1,628,701,823)
Gross Profit		1,278,869,597	1,016,439,797	1,028,176,572
Other income	26	21,479,861	1,310,489	2,497,520
Distribution expenses	25	(289,987,008)	(227,807,179)	(253,514,676)
Administrative expenses	25	(561,801,213)	(431,295,515)	(429,517,716)
Other expenses	27	(36,650,029)	(26,441,583)	(886,331)
Other (losses) gains	29	—	(15,909,117)	(24,983,899)
Financial income	28	28,959,918	31,396,167	39,722,410
Financial expenses	28	(70,413,883)	(65,288,352)	(59,547,953)
Share of profit of investments in associates and joint ventures accounted for using the equity method	14.3	997,644	2,716,169	1,409,069
Foreign exchange differences	30	(7,406,704)	(17,216,130)	(11,607,728)
Income by indexation units		3,988,588	(7,398,952)	(58,943,643)
Net income before income taxes		368,036,771	260,505,794	232,803,625
Income tax expense	10.1	(133,392,646)	(85,994,307)	(104,344,638)
Net income		234,644,125	174,511,487	128,458,987

Net income attributable to
Owners of the parent		232,662,884	171,441,410	125,497,642
Non-controlling interests		1,981,241	3,070,077	2,961,345
Net income		234,644,125	174,511,487	128,458,987

Earnings per Share, basic and diluted
Earnings per Series A Share	21.5	$234.09	$172.49	$126.27
Earnings per Series B Share	21.5	257.50	189.74	138.89

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the fiscal years ended December 31, 2024, 2023 and 2022

	01.01.2024	01.01.2023	01.01.2022
	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Net Income	234,644,125	174,511,487	128,458,987
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(2,865,423)	2,381,650	(3,960,084)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(71,165,622)	(98,844,581)	(78,009,918)
Gain (losses) from cash flow hedges	19,166,716	52,472,352	(155,206,655)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to defined benefit plans	773,664	(643,045)	1,069,223

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	29,114,514	37,650,601	23,777,899
Income tax related to cash flow hedges	(6,978,956)	(14,183,004)	42,276,806
Other comprehensive income, total	(31,955,107)	(21,166,027)	(170,052,729)
Total comprehensive income	202,689,018	153,345,460	(41,593,742)
Total comprehensive income attributable to:

Equity holders of the parent	200,347,191	150,135,125	(44,244,225)
Non-controlling interests	2,341,827	3,210,335	2,650,483
Total Comprehensive Income	202,689,018	153,345,460	(41,593,742)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2024, 2023 and 2022

		Other reserves
		Reserves for		Actuarial gains or
		Exchange Rate	Cashflow hedge	losses in employee		Total other	Retained	Controlling	Non-controlling
	Issued Capital	Differences	reserve	benefits	Other reserves	reserves	earnings	equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	232,662,884	232,662,884	1,981,241	234.644.125
Other comprehensive income	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	—	(32,315,693)	360,586	(31.955.107)
Comprehensive income	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	232,662,884	200,347,191	2,341,827	202.689.018
Dividends	—	—	—	—	—	—	(265,370,962)	(265,370,962)	(1,421,402)	(266,792,364)
Increase (decrease) from other changes *	—	—	—	—	—	—	155,142,436	155,142,436	2,372,516	157,514,952
Total changes in equity	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	122,434,358	90,118,665	3,292,941	93,411,606
Ending balance 12.31.2024	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020

		Other reserves
		Reserves for		Actuarial gains or
		Exchange Rate	Cashflow hedge	losses in	Other	Total other		Controlling	Non-controlling
	Issued Capital	Differences	reserve	employee benefits	reserves	reserves	Retained earnings	equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	171,441,410	171,441,410	3,070,077	174.511.487
Other comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	—	(21,306,285)	140,258	(21.166.027)
Comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	171,441,410	150,135,125	3,210,335	153.345.460
Dividends	—	—	—	—	—	—	(167,968,886)	(167,968,886)	(777,956)	(168,746,842)
Increase (decrease) from other changes *	—	—	—	—	—	—	48,864,144	48,864,144	4,120,000	52,984,144
Total changes in equity	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	52,336,668	31,030,383	6,552,379	37,582,762
Ending balance 12.31.2023	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cashflow hedge	losses in employee		Total Other	Retained	to owners of	Non-controlling
	Issued capital	differences	reserve	benefits	Other reserves	reserves	earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Net Income	—	—	—	—	—	—	125,497,642	125,497,642	2,961,345	128.458.987
Other comprehensive income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	—	(169,741,867)	(310,862)	(170.052.729)
Comprehensive income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	125,497,642	(44,244,225)	2,650,483	(41.593.742)
Dividends	—	—	—	—	—	—	(274,316,049)	(274,316,049)	(1,057,730)	(275,373,779)
Increase (decrease) from other changes *	—	—	—	—	—	—	97,676,614	97,676,614	1,280,000	98,956,614
Total changes in equity	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	(51,141,793)	(220,883,660)	2,872,753	(218,010,907)
Ending balance as of 12.31.2022	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows – Direct Method

For the fiscal years ended December 31, 2024, 2023 and 2022

		01.01.2024	01.01.2023	01.01.2022
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2024	12.31.2023	12.31.2022
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		4,455,460,124	3,716,722,747	3,682,470,527
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(3,194,881,778)	(2,577,032,215)	(2,551,652,407)
Payments to and on behalf of employees		(340,368,155)	(260,336,901)	(258,202,599)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(407,950,607)	(394,507,399)	(363,740,268)
Dividends received		2,752,778	8,013,426	4,079,309
Interest payments		(65,837,409)	(67,010,058)	(44,822,402)
Interest received		10,024,203	14,354,013	24,649,593
Income tax payments		(85,380,681)	(71,269,988)	(87,757,706)
Other cash movements (tax on bank debits Argentina and others)		(16,576,564)	(2,103,389)	(7,571,623)
Cash flows provided by Operating Activities		357,241,911	366,830,236	397,452,424

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		1,222,276	142,208	92,253
Purchase of Property, plant and equipment		(291,541,611)	(192,707,498)	(186,702,179)
Collection on forward, term, option and financial exchange agreements		—	156,738	146,070
Purchases of other current financial assets.		—	32,000,000	101,191,506
Other cash inflows (outflows)		466,704	2,119,674	103,879
Net cash flows used in Investing Activities		(289,852,631)	(158,288,878)	(85,168,471)

Cash Flows generated from (used in) Financing Activities
Proceeds from changes in ownership interests in subsidiaries		2,344,883	4,119,966	—
Proceeds (payments) from short term loans		123,752,721	31,850,233	23,625,853
Loan payments		(62,776,958)	(26,378,491)	(13,934,477)
Lease liability payments		(10,347,356)	(6,299,217)	(5,385,167)
Dividend payments by the reporting entity		(158,408,120)	(165,877,422)	(274,316,050)
Proceeds from the issuance of bonds		—	167,739,096	—
Payment of bond principal		(16,910,371)	(330,996,600)	(16,953,541)
Proceeds (payments) from bond-related derivative instruments		2,587,025	138,715,637	—
Net cash flows used in Financing Activities		(119,758,176)	(187,126,798)	(286,963,382)
Net increase (decrease) in cash and cash equivalents before exchange differences		(52,368,896)	21,414,560	25,320,571
Effects of exchange differences on cash and cash equivalents		13,281,140	4,547,790	(21,352,255)
Effects of inflation in cash and cash equivalents in Argentina		(15,696,923)	(13,960,654)	(16,598,349)
Net increase (decrease) in cash and cash equivalents		(54,784,679)	12,001,696	(12,630,033)
Cash and cash equivalents - beginning of period	4	303,683,683	291,681,987	304,312,020
Cash and cash equivalents - end of period	4	248,899,004	303,683,683	291,681,987

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

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expired in January 2025 and is currently in process of renewal, and for the territory in Paraguay it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on March 25, 2025.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1          Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2024, 2023 and 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” Accounting Standards) and the Interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2024 and 2023 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods between January 1 and December 31, 2024, 2023 and 2022 and the related notes.

The Company’s 2024 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on January 28, 2025, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2024 and 2023 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.

Included in this 2024 consolidated financial statements are consolidated statement of financial position as of December 31, 2024 and 2023, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2024, 2023 and 2022. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.

This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on March 25, 2025, with subsequent events considered through this later date.

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

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2024			12.31.2023
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	100.0	—	100.0	100.0	—	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	—	60.00	60.00	—	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	—	66.5	66.5	—	66.5
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.0	50.00	65.0

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

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21, as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to December 2024 and 2023 amounted to 118.10% and 209.91%, respectively.

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

In accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates,” we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	(*) ARS	PYG
12.31.2024	996.46	160.92	0.97	0.127
12.31.2023	877.12	181.17	1.08	0.120
12.31.2022	855.86	164.03	4.83	0.116

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
12.31.2024	944.20	175.86	0.124
12.31.2023	839.92	168.31	0.115
12.31.2022	873.28	169.16	0.125

(*) For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

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

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other intangible assets of indefinite useful life.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area, Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, and investment in the Sorocaba. associate);
-	Operation in Paraguay

Other intangible assets with indefinite useful lives consist of:

-	AdeS Chile and Comercializadora Novaverde (Guallarauco);
-	Ades Argentina;
-	AdeS Brazil and investment in the associate Leão Alimentos e Bebidas Ltda;
-	AdeS Paraguay

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

The discount rate applied in the annual impairment test carried out in 2024 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2024 Discount	2023 Discount
	rates	rates
Argentina	21.2%	38.7%
Chile	9.3%	10.3%
Brazil	10.4%	11.2%
Paraguay	11.0%	12.0%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2025-2029

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2024, no impairment were identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

It should be noted that, although no impairment were identified for the CGUs described above, during the annual review of intangible assets with indefinite useful lives, it was determined that for the Guallarauco brand, specifically the investment in Novaverde, the recoverable value was CLP 2,921 million less than the carrying amount recorded in the Financial Statements, which was reduced from its carrying amount as of December 2024. On the other hand, AdeS Chile recognized an impairment of the investment equivalent to CLP 881 million as of December 2024.

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

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

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

2.23      New Standards, Interpretations and Amendments to IFRS

2.23.1     Mandatory standards, interpretations and amendments for the first time for financial years beginning on January 1, 2024.

Amendment to IFRS 16 “Leases” on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendment to IAS 1 “Non-current liabilities with covenants”. Issued in October 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described above did not have a significant impact on the consolidated financial statements of the Company.

2.23.2     Standards, interpretations and amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

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

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to:

●	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	Clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;
●	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and
●	Make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Annual Improvements to IFRS - Volume 11. The following improvements were published in July 2024:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 indicated in paragraphs B5-B6 regarding the retrospective application exception in hedge accounting were improved.
●	IFRS 7 Financial Instruments: Disclosures. Regarding the disclosures on results from the derecognition of financial assets where there is continuous involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs that impacted the fair value, and therefore, part of the result of the derecognition.
●	IFRS 9 Financial Instruments. A reference on the initial measurement of accounts receivable was amended by eliminating the concept of transaction price.
●	IFRS 10 Consolidated Financial Statements. Some improvements are incorporated in the description of the control assessment when there are “de facto agents”.

●	IAS 7 Statement of Cash Flows. A reference in paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.

IFRS 18 Presentation and disclosure in financial statements. Issued in April of 2024.This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the income statement. The key new concepts introduced in IFRS 18 relate to (Mandatory as from January 1, 2027):

●	The structure of the income statement;
●	Disclosures required in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., performance measures defined by management); and
●	Enhanced principles on aggregation and disaggregation that apply to the principal financial statements and notes overall.

IFRS 19 Non-Public Interest Subsidiaries: Disclosures. Issued in April 2024. This new standard establishes that an eligible subsidiary applies the requirements of other IFRS Accounting Standards, except for the disclosure requirements, and instead may apply the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries

A subsidiary is eligible if it:

●	Has no public liability; and
●	Has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Company management estimates that the adoption of the standards, interpretations and amendments described above will not have a material impact on the Company’s consolidated financial statements in the period of initial application.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the net income of each of the countries where there are Coca-Cola franchises.

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

A summary of the Company’s operations by segment according to IFRS is as follows:

	Operation in	Operation in	Operation in	Operation in	Inter-segment	Consolidated
For the period ended December 31, 2024	Chile	Argentina	Brazil	Paraguay	eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,245,017,869	798,447,268	909,678,045	282,065,004	(10,975,181)	3,224,233,005
Cost of sales	(824,059,469)	(428,873,483)	(542,292,798)	(161,442,839)	11,305,181	(1,945,363,408)
Distribution expenses	(101,148,705)	(106,646,693)	(66,879,135)	(15,312,475)	—	(289,987,008)
Administrative expenses	(200,770,283)	(180,872,313)	(141,148,019)	(39,010,598)	—	(561,801,213)
Financial income	10,879,956	(2,505,917)	19,571,322	1,014,557	—	28,959,918
Financial costs	(32,598,203)	(11,204,328)	(26,611,352)	—	—	(70,413,883)
Share of entity in income of associates accounted for using the equity method, total	(2,298,261)	—	3,295,905	—	—	997,644
Income tax expense	(42,534,666)	(35,815,666)	(48,040,456)	(7,001,858)	—	(133,392,646)
Oher income (expenses)	(26,486,958)	7,091,473	1,526,372	(719,171)	—	(18,588,284)
Net income of the segment reported	26,001,280	39,620,341	109,099,884	59,592,620	330,000	234,644,125

Depreciation and amortization	51,077,980	47,953,737	36,388,203	16,021,013	(330,000)	151,110,933

Current assets	528,419,153	174,373,750	224,628,287	85,774,550	—	1,013,195,740
Non-current assets	867,381,313	387,082,375	728,698,570	294,746,275	—	2,277,908,533
Segment assets, total	1,395,800,466	561,456,125	953,326,857	380,520,825	—	3,291,104,273

Carrying amount in associates accounted for using the equity method, total	46,683,997	—	38,508,713	—	—	85,192,710

Segment disbursements of non-monetary assets	105,146,894	76,780,061	93,640,763	15,973,893	—	291,541,611

Current liabilities	426,497,211	186,311,088	240,103,614	53,232,081	—	906,143,994
Non-current liabilities	923,267,523	49,094,282	378,537,102	19,664,352	—	1,370,563,259
Segment liabilities, total	1,349,764,734	235,405,370	618,640,716	72,896,433	—	2,276,707,253

Cash flows (used in) provided by in Operating Activities	237,563,057	33,918,565	70,270,360	15,489,929	—	357,241,911
Cash flows (used in) provided by Investing Activities	(163,677,289)	(75,645,230)	(34,556,219)	(15,973,893)	—	(289,852,631)
Cash flows (used in) provided by Financing Activities	(77,241,755)	32,332,916	(73,477,219)	(1,372,118)	—	(119,758,176)

	Operation in	Operation in	Operation in	Operation in	Inter-segment	Consolidated
For the period ended December 31, 2023	Chile	Argentina	Brazil	Paraguay	eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenues from ordinary activities	1,191,974,011	460,337,955	745,382,614	223,840,649	(3,098,177)	2,618,437,052
Cost of sales	(785,163,742)	(234,814,106)	(460,648,667)	(124,798,917)	3,428,177	(1,601,997,255)
Distribution expenses	(98,940,612)	(60,925,828)	(55,074,448)	(12,866,291)	—	(227,807,179)
Administrative expenses	(185,062,364)	(98,996,057)	(116,836,812)	(30,400,282)	—	(431,295,515)
Financial income	12,892,543	8,497,135	9,251,681	754,808	—	31,396,167
Financial costs	(31,413,255)	(6,174,445)	(27,700,652)	—	—	(65,288,352)
Share of entity in income of associates accounted for using the equity method, total	320,225	—	2,395,944	—	—	2,716,169
Income tax expense	(27,867,269)	(25,000,923)	(27,122,886)	(6,003,229)	—	(85,994,307)
Oher income (expenses)	(40,422,909)	(20,238,217)	(1,651,128)	(3,343,039)	—	(65,655,293)
Net income of the segment reported	36,316,628	22,685,514	67,995,646	47,183,699	330,000	174,511,487

Depreciation and amortization	44,930,478	23,055,893	31,384,619	13,730,334	(330,000)	112,771,324

Current assets	537,875,316	86,006,922	276,111,516	81,777,273	—	981,771,027
Non-current assets	818,222,777	192,749,170	651,665,020	277,112,895	—	1,939,749,862
Segment assets, total	1,356,098,093	278,756,092	927,776,536	358,890,168	—	2,921,520,889

Carrying amount in associates accounted for using the equity method, total	49,790,788	—	42,008,479	—	—	91,799,267

Segment disbursements of non-monetary assets	98,330,718	24,421,786	50,018,391	19,936,603	—	192,707,498

Current liabilities	256,032,001	107,654,447	284,887,152	44,297,696	—	692,871,296
Non-current liabilities	965,276,582	23,188,614	300,646,803	18,552,180	—	1,307,664,179
Segment liabilities, total	1,221,308,583	130,843,061	585,533,955	62,849,876	—	2,000,535,475

Cash flows (used in) provided by in Operating Activities	196,897,114	32,330,115	118,389,616	19,213,391	—	366,830,236
Cash flows (used in) provided by Investing Activities	(224,464,143)	(24,421,513)	110,533,381	(19,936,603)	—	(158,288,878)
Cash flows (used in) provided by Financing Activities	19,739,413	3,911,735	(209,887,714)	(890,232)	—	(187,126,798)

	Operation in	Operation in	Operation in	Operation in	Inter-country	Consolidated,
For the period ended December 31, 2022	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	1,123,665,196	688,704,911	636,859,882	212,339,131	(4,690,725)	2,656,878,395
Cost of sales	(743,226,587)	(367,879,756)	(403,695,516)	(118,590,689)	4,690,725	(1,628,701,823)
Distribution expenses	(94,155,809)	(98,238,512)	(48,572,718)	(12,547,637)	—	(253,514,676)
Administrative expenses	(165,139,607)	(133,696,312)	(100,060,355)	(30,621,442)	—	(429,517,716)
Financial income	18,783,930	9,853,565	10,307,344	777,571	—	39,722,410
Financial costs	(28,065,600)	(1,628,221)	(29,854,132)	—	—	(59,547,953)
Share of entity in income of associates accounted for using the equity method, total	1,743,656	—	(334,587)	—	—	1,409,069
Income tax expense	(38,497,541)	(38,651,371)	(21,342,331)	(5,853,395)	—	(104,344,638)
Oher income (expenses)	(83,536,145)	(20,652,710)	10,213,711	51,063	—	(93,924,081)
Net income of the segment reported	(8,428,507)	37,811,594	53,521,298	45,554,602	—	128,458,987

Depreciation and amortization	40,714,017	33,442,921	31,888,435	13,320,058	—	119,365,431

Current assets	564,695,230	141,715,280	383,021,238	72,297,644	—	1,161,729,392
Non-current assets	762,292,569	251,248,261	566,116,288	269,314,097	—	1,848,971,215
Segment assets, total	1,326,987,799	392,963,541	949,137,526	341,611,741	—	3,010,700,607

Carrying amount in associates and joint ventures accounted for using the equity method, total	53,869,983	—	38,474,615	—	—	92,344,598

Segment disbursements of non-monetary assets	85,998,605	40,479,269	42,173,211	18,051,094	—	186,702,179

Current liabilities	629,575,497	138,572,190	140,642,493	40,454,954	—	949,245,134
Non-current liabilities	600,735,999	24,584,021	536,281,288	16,451,513	—	1,178,052,821
Segment liabilities, total	1,230,311,496	163,156,211	676,923,781	56,906,467	—	2,127,297,955

Cash flows (used in) provided by in Operating Activities	255,357,664	59,379,474	58,391,224	24,324,062	—	397,452,424
Cash flows (used in) provided by Investing Activities	15,619,565	(40,479,269)	(42,173,211)	(18,135,556)	—	(85,168,471)
Cash flows (used in) provided by Financing Activities	(283,394,600)	(41,768)	(3,064,412)	(462,602)	—	(286,963,382)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2024	12.31.2023
	ThCh$	ThCh$
Cash	360,472	552,062
Bank balances	139,876,935	119,335,228
Other fixed rate instruments	108,661,597	183,796,393
Cash and cash equivalents	248,899,004	303,683,683

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. As of december 2024, an amount of CLP 6,878,230 is subject to restrictions on the use of cash and cash equivalents as it is committed to the purchase of real estate assets.

By currency	12.31.2024	12.31.2023
	ThCh$	ThCh$
USD	14,817,741	9,462,829
EUR	234,718	437,604
ARS	12,461,057	18,340,987
CLP	140,155,381	140,758,085
PYG	32,690,023	38,469,449
BRL	48,540,084	96,214,729
Cash and cash equivalents	248,899,004	303,683,683

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	72,481,578	66,190,949	2,933,957	3,027,052
Financial assets at fair value (2)	4,105,005	1,094,844	144,550,766	78,988,715
Other financial assets (3)	—	—	21,935,580	11,300,572
Total	76,586,583	67,285,793	169,420,303	93,316,339
(1)	Financial instruments that do not meet the definition of cash equivalents pursuant to Note 2.13.
(2)	Market value of hedging instruments. See details in Note 22.
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	16,398,362	11,435,334	1,037,774	1,700,462
Tax credit remainder (1)(2)	67,318	933,282	49,541,827	39,373,807
Judicial deposits	—	—	14,477,664	14,649,339
Others (3)	10,794,827	6,943,235	14,689,430	3,688,874
Total	27,260,507	19,311,851	79,746,695	59,412,482
(1)	In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million as of December 2022 (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement). These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2022.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause (“Subscription Agreement for Shares and Exhibits”), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand. As of the date of these financial statements, the amount to be transferred to the former shareholders of Ipiranga is CLP 21,693,201 or BRL 134,808 thousand (CLP 30,830,785 or BRL 170,176 thousand at December 31, 2023). The liability is included in trade accounts and other accounts payables (Note 18).

(2)	The Company obtained a favorable final judgment in the Federal Proceeding No. 5089101-22.2022.4.02.5101, pending before the 30th Federal Court of Rio de Janeiro, recognizing its right to recover the PIS and COFINS credits for payment of an amount higher than the amount owed due to an increase in the basis of calculation (including the amount of a state tax - ICMS-ST). The lawsuit was filed on 11/22/2022 and relates to the credit for the period from 11/22/2017 to 8/26/2024 in the total amount of BRL200,266,717 (with BRL 144,539,175 corresponding to principal and BRL 55,727,543 corresponding to the monetary adjustment for the Selic rate until 12/31/2024). The total amount of the credit recorded, net of taxes and fees, is CLP 24,951,904 or BRL 155,058. The Company will initiate procedures before the Receita Federal of Brazil to validate this credit and begin offsetting the federal tax liability.
(3)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	282,453,556	251,169,538	113,966	94,190
Other debtors	44,195,220	41,973,516	212,749	277,077
Other accounts receivable	6,182,312	5,749,110	9,008	134
Total	332,831,088	298,892,164	335,723	371,401

	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	286,866,555	255,616,735	113,966	94,190
Other debtors	44,566,923	42,135,933	212,749	277,077
Other accounts receivable	6,392,415	5,834,787	9,008	134
Total	337,825,893	303,587,455	335,723	371,401

The aging of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	12.31.2024	12.31.2023
	ThCh$	ThCh$
Less than one month	276,941,661	239,907,074
Between one and three months	2,533,836	7,467,587
Between three and six months	1,216,352	1,276,211
Between six and eight months	5,920,865	5,142,341
Older than eight months	367,807	1,917,712
Total	286,980,521	255,710,925

The Company has approximately 271,887 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 69,926 in Chile, 85,350 in Brazil, 64,611 in Argentina and 52,000 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	12.31.2024
		Impairment
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	276,941,661	(1,151,129)	0.42%
Between one and three months	2,533,836	(206,041)	8.13%
Between three and six months	1,216,352	(911,547)	74.94%
Between six and eight months	5,920,865	(1,788,253)	30.20%
Older than eight months	367,807	(356,029)	96.80%
Total	286,980,521	(4,412,999)

	12.31.2023
		Impairment
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	239,907,074	(700,137)	0.16%
Between one and three months	7,467,587	(294,510)	10.88%
Between three and six months	1,276,211	(138,648)	21.60%
Between six and eight months	5,142,341	(2,397,365)	68.09%
Older than eight months	1,917,712	(916,537)	40.99%
Total	255,710,925	(4,447,197)

The movement in the allowance for expected credit losses is presented below:

	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Opening balance	4,447,197	4,492,643	4,711,371
Increase (decrease)	1,426,301	1,319,216	(150,671)
Provision reversal	(1,417,795)	(1,110,743)	(654,381)
Increase (decrease) for changes of foreign currency	(42,704)	(253,919)	586,324
Sub – total movements	(34,198)	(45,446)	(218,728)
Ending balance	4,412,999	4,447,197	4,492,643

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2024	12.31.2023
	ThCh$	ThCh$
Raw materials (1)	132,404,864	90,992,931
Finished goods	121,326,380	115,591,443
Spare parts and supplies	39,296,081	26,527,656
Work in progress	378,573	194,686
Other inventories	10,742,769	6,012,077
Obsolescence provision (2)	(4,177,758)	(6,265,633)
Total	299,970,909	233,053,160

The cost of inventories recognized as cost of sales as of December 31, 2024 and 2023 amounts to ThCh$ 1,584,826,536 and ThCh$ 1,346,516,486, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.
(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2024	12.31.2023
	ThCh$	ThCh$
Monthly provisional payments	2,113,749	4,691,320
Tax credits	12,435,193	32,125,597
Recoverable taxes from prior years	547,475	27,247
Surplus Tax Credit	2,151,773	6,265,971
Other Recoverable Taxes	497,916	272,923
Total	17,746,106	43,383,058

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	12.31.2024	12.31.2023
	ThCh$	ThCh$
Income tax expense	28,224,678	13,411,621
Other	144,598	—
Total	28,369,276	13,411,621

10 – INCOME TAX EXPENSE, DEFERRED TAXES AND OTHER TAXES

10.1        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Current income tax expense	(116,949,330)	(58,334,583)	(63,245,293)
Current tax adjustment previous period	(649,888)	(152,481)	311,931
Foreign dividends tax withholding expense	(3,997,308)	(11,803,842)	(11,129,734)
Other current tax expense (income)	(46,712)	(688,765)	—
Current income tax expense	(121,643,238)	(70,979,671)	(74,063,096)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(11,749,408)	(15,014,636)	(30,281,542)
Expense (income) for deferred taxes	(11,749,408)	(15,014,636)	(30,281,542)
Total income tax expense	(133,392,646)	(85,994,307)	(104,344,638)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(83,091,643)	(44,507,433)	(61,250,403)
National	(38,551,595)	(26,472,238)	(12,812,693)
Current tax expense	(121,643,238)	(70,979,671)	(74,063,096)
Deferred taxes
Foreign	(7,766,337)	(13,619,606)	(4,596,695)
National	(3,983,071)	(1,395,030)	(25,684,847)
Deferred tax expense	(11,749,408)	(15,014,636)	(30,281,542)
Income tax expense	(133,392,646)	(85,994,307)	(104,344,638)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Net income before taxes	368,036,771	260,505,794	232,803,625
Tax expense at legal rate (27.0%)	(99,369,928)	(70,336,564)	(62,856,979)
Effect of tax rate in other jurisdictions	(6,667,967)	(854,686)	(2,820,546)

Permanent differences:
Foreign dividend tax withholding expense and other non-taxable income	(16,136,709)	(15,253,682)	(11,536,654)
Non-deductible expenses	(2,729,645)	(2,585,111)	(3,622,958)
Tax effect on excess tax provision in previous periods	(227,730)	(188,988)	(81,258)
Tax effect of price-level restatement for Chilean companies	(4,711,530)	(9,929,818)	(33,196,408)
Subsidiaries tax withholding expense and other legal tax debits and credits	(3,549,137)	13,154,542	9,770,165
Adjustments to tax expense	(27,354,751)	(14,803,057)	(38,667,113)
Tax expense at effective rate	(133,392,646)	(85,994,307)	(104,344,638)
Effective rate	36.2%	33.0%	44.8%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2024	2023	2022
Chile	27.00%	27.00%	27.00%
Brazil	34.00%	34.00%	34.00%
Argentina	35.00%	35.00%	35.00%
Paraguay	10.00%	10.00%	10.00%

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2024		12.31.2023
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	13,207,209	(72,828,374)	5,970,424	(54,058,525)
Obsolescence provision	1,462,351	—	2,231,501	—
ICMS exclusion credit	—	(8,932,781)	3,241,530	—
Employee benefits	9,193,709	—	8,212,311	(14,382)
Provision for severance indemnity	3,090,610	—	2,546,033	(94,659)
Tax loss carry forwards (1)	1,777,503	—	2,142,747	—
Tax goodwill Brazil (2)	—	(14,017,580)	—	(15,782,005)
Contingency provision	27,369,217	—	27,144,927	—
Foreign Exchange differences (3)	—	(6,645,768)	4,640,723	—
Allowance for doubtful accounts	977,594	—	799,274	—
Coca-Cola incentives (Argentina)	44,298	—	—	—
Assets and liabilities for placement of bonds	—	(513,394)	—	(561,994)
Financial expense	—	(2,400,025)	—	(2,363,384)
Lease liabilities	5,321,034	—	3,665,695	—
Inventories	2,033,884	—	1,706,518	—
Distribution rights (4)	—	(155,203,115)	—	(161,155,669)
Prepaid income	1,582,847	(28,858)	4,481,352	—
Spare parts	—	(10,970,620)	—	(4,816,189)
Intangibles	85,915	(10,448,709)	77,752	(5,497,812)
Others	5,097,825	(4,641,624)	4,301,875	(2,965,088)
Tax inflation adjustment	—	(2,499,484)	—	—
Subtotal	71,243,996	(289,130,332)	71,162,662	(247,309,707)
Offsetting of deferred tax assets/(liabilities)	(64,162,447)	64,162,447	(66,839,488)	66,839,488
Total assets and liabilities net	7,081,549	(224,967,885)	4,323,174	(180,470,219)
(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.
(2)	Difference for tax amortization of Goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.
(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	12.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	(176,147,045)	(163,350,223)
Increase (decrease) in deferred tax	(50,692,808)	(31,400,047)
Increase (decrease) due to foreign currency translation(*)	8,953,517	18,603,225
Total movements	(41,739,291)	(12,796,822)
Ending balance	(217,886,336)	(176,147,045)

(*)Includes IAS 29 effects due to inflation in Argentina

10.3 Other deferred taxes

On January 24, 2024, Rio de Janeiro Refrescos Ltda. entered into an agreement with the State Secretariat of Economic Development, Industry, Commerce and Services (Secretaría de Estado de Hacienda, Gobierno del Estado de Rio de Janeiro). As a result, the company was granted a differentiated sales tax treatment for its industrial plant in the city of Duque de Caxias. This tax incentive is expected to result in higher operating margins for the Company for the period 2024 to 2032, provided that certain turnover levels are met. Consequently, for the year 2024, the Company has accrued higher profits amounting to approximately ThCh$ 3,740,000.

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2024	12.31.2023
	ThCh$	ThCh$
Construction in progress	128,215,798	96,126,388
Land	123,895,947	115,737,432
Buildings	436,959,682	356,340,587
Plant and equipment	883,485,697	709,047,901
Information technology equipment	38,690,860	35,069,078
Fixed installations and accessories	79,376,966	43,914,423
Vehicles	93,948,092	81,294,395
Leasehold improvements	417,335	420,586
Rights of use	101,789,265	100,265,151
Other properties, plant and equipment (1)	591,042,877	425,204,655
Total Property, plant and equipment, gross	2,477,822,519	1,963,420,596

Accumulated depreciation of Property, plant and equipment	12.31.2024	12.31.2023
	ThCh$	ThCh$
Buildings	(154,234,604)	(130,708,389)
Plant and equipment	(604,950,321)	(494,072,229)
Information technology equipment	(28,031,257)	(25,646,570)
Fixed installations and accessories	(51,636,433)	(28,383,356)
Vehicles	(58,719,029)	(48,042,781)
Leasehold improvements	(333,299)	(351,552)
Rights of use	(66,670,171)	(66,973,796)
Other properties, plant and equipment (1)	(415,473,833)	(296,853,112)
Total accumulated depreciation	(1,380,048,947)	(1,091,031,785)
Total Property, plant and equipment, net	1,097,773,572	872,388,811
(1)	The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2024	12.31.2023
	ThCh$	ThCh$
Bottles	52,405,316	43,683,655
Marketing and promotional assets (market assets)	87,694,964	72,164,433
Other Property, plant and equipment	35,468,764	12,503,455
Total	175,569,044	128,351,543

11.1     Movements

Movements in Property, plant and equipment are detailed as follows:

						Fixed
						facilities
					IT	and		Leasehold			Property, plant
	Construction in			Plant and	equipment	accessories,		improvements,		Rights-of-use,	and equipment,
	progress	Land	Buildings, net	equipment, net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	176,217,015	—	4,864,795	22,486,660	2,277,835	304,637	8,265,490	9,867	75,744,148	—	290,170,447
Right-of use additions	—	—	—	—	—	—	—	—	—	12,348,946	12,348,946
Disposals	—	(127,759)	(833,890)	(297,450)	(7,002)	(118,918)	(480,928)	—	(6,204,638)	(62,786)	(8,133,371)
Transfers between items of Property, plant and equipment	(134,329,091)	3,713,656	43,572,212	62,388,806	2,145,890	8,391,578	1,094,118	48,874	13,194,706	(220,749)	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(10,722,943)	(38,015,053)	(3,989,250)	(3,348,747)	(6,710,478)	(31,229)	(64,154,852)	—	(126,972,552)
Amortization	—	—	—	—	—	—	—	—	—	(16,452,010)	(16,452,010)
Increase (decrease) due to foreign currency translation differences	13,620,466	4,572,618	20,338,726	13,733,575	1,036,332	6,980,916	(506,611)	(12,929)	35,646,625	5,997,508	101,407,226
Other incerease (decrease) (2)	(23,418,980)	—	(126,020)	3,263,166	(226,710)	—	315,858	419	(7,008,488)	216,830	(26,983,925)
Total movements	32,089,410	8,158,515	57,092,880	63,559,704	1,237,095	12,209,466	1,977,449	15,002	47,217,501	1,827,739	225,384,761
Ending balance al 12.31.2024	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	24,518,751	(10,751,991)	13,766,760
Plant and Equipment	55,846,552	(38,939,105)	16,907,447
IT equipment	999,207	(631,045)	368,162
Motor vehicles	14,696,107	(10,646,117)	4,049,990
Others	5,728,648	(5,701,913)	26,735
Total	101,789,265	(66,670,171)	35,119,094

Lease liabilities interest expenses as of December 2024 was ThCh$ 3,277,261

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed
				Plant and	IT	facilities and		Leasehold			Property, plant
	Construction			equipment,	equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	—	197,500,539
Right-of use additions	—	—	—	—	—	—	—	—	—	25,119,021	25,119,021
Disposals	—	—	(6,707)	(292,766)	(1,365)	—	(42,333)	—	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	—	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	—	18,399,131	675,938	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	—	(96,721,061)
Amortization	—	—	—	—	—	—	—	—	—	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance al 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses as of December 2023 was ThCh$ 2,616,945

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed facilities
				Plant and	IT	and		Leasehold			Property, plant
	Construction			equipment,	equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	75,269,957	—	867,990	21,280,010	922,233	74,995	636,420	10,275	68,730,337	—	167,792,217
Right-of use additions	—	—	—	—	—	—	—	—	—	5,883,061	5,883,061
Disposals	(32,456)	—	(16,174)	(538,429)	(15,105)	—	(4,522)	—	(2,249,837)	(67,398)	(2,923,921)
Transfers between items of Property, plant and equipment	(84,598,804)	159,232	10,014,587	33,485,897	3,487,406	3,384,472	16,037,695	51,403	17,940,342	37,770	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(8,477,029)	(35,372,214)	(2,641,086)	(3,365,827)	(5,524,208)	(68,741)	(49,526,391)	—	(104,975,496)
Amortization	—	—	—	—	—	—	—	—	—	(9,993,249)	(9,993,249)
Increase (decrease) due to foreign currency translation differences	4,263,117	3,461,539	11,105,445	7,324,221	43,790	1,282,713	852,241	10,324	6,450,271	1,235,657	36,029,318
Other increase (decrease) (2)	(2,012,841)	—	3,614,645	(1,748,181)	325,092	1,265,589	(23,272)	(36,364)	(11,200,643)	(153,823)	(9,969,798)
Total movements	(7,111,027)	3,620,771	17,109,464	24,431,304	2,122,330	2,641,942	11,974,354	(33,103)	30,144,079	(3,057,982)	81,842,132
Ending balance al 12.31. 2022	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
(1)Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	6,694,251	(3,452,700)	3,241,551
Plant and Equipment	47,377,683	(33,624,676)	13,753,007
IT Equipment	1,214,851	(1,081,741)	133,110
Motor vehicles	9,395,320	(6,066,615)	3,328,705
Others	9,264,330	(9,124,710)	139,620
Total	73,946,435	(53,350,442)	20,595,993

Lease liabilities interest expenses as of December 2022 was ThCh$ 2,092,868.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1        Related parties accounts receivable:

					12.31.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	5,739,330	—	7,371,731	—
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	711,003	—	5,071,655	—
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	—	—	1,223,699	—
76.140.057-6	Monster Energy Company - CHILE	Associate	Chile	CLP	2,429,980	—	837,713	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	497,269	—	713,006	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	228,333	—	403,061	—
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	—	292,931	349,914	108,021
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	38,423	—	149,820	—
Foreign	Embotelladoras Bolivianas Unidas S.A.	Shareholder related	Bolivia	USD	—	—	40,719	—
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	254,032	—	—	—
77.427.659-9	Re-Ciclar S.A.	Shareholder related	Chile	CLP	3,173	—	—	—
Total					9,901,543	292,931	16,161,318	108,021

12.2     Related parties accounts payable:

					12.31.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	32,292,993	380,465	40,159,177	6,007,041
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	27,864,498	—	25,770,189	—
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	1,872,078	—	9,431,483	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	16,594,188	—	6,883,553	—
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	3,927,254	—	4,877,061	—
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PYG	4,010,463	—	2,389,283	—
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	3,233,955	—	2,831,752	—
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,103,496	—	1,985,330	—
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	340,111	—	602,113	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	621,771	—	416,073	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	152,284	—	307,967	—
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panamá	USD	1,970,735	—	288,001	—
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	42,763	—	61,155	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	75,296	—	38,797	—
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	274,535	—	3,690	—
Total					94,376,420	380,465	96,045,624	6,007,041

12.3        Transactions:

						For the year ended	For the year ended
Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	12.31.2024	12.31.2023
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	208,072,332	207,040,438
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	11,428,852	9,057,004
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	6,579,358	6,424,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	2,814,472	1,025,290
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	37,981	35,855
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	23,106,391	21,103,185
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	26,436,164	32,085,055
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	2,094,416	496,196
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	15,562,395	10,830,682
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	12,614,819	10,981,598
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	79,975,653	74,933,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	2,417,367	360,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	38,697	261,983
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	211,014	416,073
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	6,055,551	6,912,134
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	138,792	3,690
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	152,248	143,308
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	168,538,618	125,212,630
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Sale of water source	BRL	-	9,750,769
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	6,419,348	624,871
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	126,331,582	109,232,990
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights awards and others	ARS	-	124,203
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	15,387	114,147
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	1,371,553	130,042
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	4,555,837	2,799,927
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	1,396,272	555,666
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,682,682	4,296,982
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	14,838	565,355
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	364,747	674,311
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	242	49,114
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	69,330	190,060
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	10,796	61,184
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	13,838,963	12,827,332
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	481,768	1,689,356
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	24,649,488	21,192,591
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	3,680,425	924,924
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	521,943	594,640
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	1,127,367	401,498
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	2,415	4,396,965
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Equity investee	Brazil	Purchase of products	BRL	2,608,964	3,466,645
33-0520613	Monster Energy Company - USA	Equity investee	U.S.A.	Purchase of advertising material	CLP	231,135	175,705
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising services and others	CLP	4,125,235	3,561,747
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising services and others	CLP	1,153,315	439,520
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	33,106,173	35,904,599
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of finished products	CLP	10,127,338	—
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	2,469,565	230,619
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Sale of finished	CLP	1,837,332	—
Foreign	The Coca-Cola Export Corporation Atlanta	Shareholder related	Chile	Purchase of products and others	CLP	—	361,873

12.4        Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2024	12.31.2023
	ThCh$	ThCh$
Executive wages, salaries and benefits	12,294,012	10,036,315
Director allowances	1,838,400	1,690,400
Accrued benefits and payments during the fiscal year	397,122	355,680
Total	14,529,534	12,082,395

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2024	12.31.2023
	ThCh$	ThCh$
Accrued vacation	30,444,390	23,546,649
Participation in profits and bonuses	44,107,101	36,455,454
Severance indemnity	17,976,164	16,289,643
Total	92,527,655	76,291,746

	ThCh$	ThCh$
Current	72,367,187	57,817,800
Non-current	20,160,468	18,473,946
Total	92,527,655	76,291,746

13.1        Severance indemnities

Movements in employee benefits and valued as mentioned in note 2, are as follows:

Movements	12.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	16,289,643	17,409,793
Service costs	1,191,938	1,202,371
Interest costs	895,043	1,000,018
Actuarial variations	1,445,044	(1,678,013)
Benefits paid	(1,845,504)	(1,644,526)
Total	17,976,164	16,289,643

13.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2024	12.31.2023

Discount rate	2.15%	2.26%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.53%	7.62%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

The result of changes in severance indemnities resulting from the sensitization of the actuarial assumptions at the valuation date is presented below:

Sensitivity to discount rate	ThCh$

Variation in the provision due to an increase of up to 100 basis points	(784,217)
Variation in the provision for a decrease of up to 100 basis points	887,683

Sensitivity to salary increase	ThCh$

Variation in the provision due to an increase of up to 100 basis points	921,350
Variation in the provision for a decrease of up to 100 basis points	(823,153)

13.2        Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Wages and salaries	357,921,430	266,893,173	277,271,540
Employee benefits	96,408,881	83,260,379	71,566,763
Severance benefits	7,338,126	6,290,886	6,052,239
Other personnel expenses	27,988,279	22,037,675	21,305,979
Total	489,656,716	378,482,113	376,196,521

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1        Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

						Ownership
			Functional	Investment value		interest
TAXPAYER ID	Name	Country	currency	12.31.2024	12.31.2023	12.31.2024	12.31.2023
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,243,928	21,025,975	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	10,874,632	10,636,778	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	448,687	1,551,253	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	52,333	59,875	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	27,132,918	28,875,351	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (3)	Brazil	BRL	—	885,062	0%	6.10%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	25,440,212	28,764,973	35.00%	35.00%
Total				85,192,710	91,799,267
(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.
(3)	The interest held in Trop Frutas do Brasil Ltda. was disposed of in May 2024.

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

14.2        Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	91,799,267	92,344,598
Dividends declared	(2,363,400)	(6,232,958)
Share in operating income	4,549,733	3,145,106
Impairment Trop Frutas do Brasil Ltda.	—	(1,615,050)
Impairment Coca-Cola del Valle New Ventures S.A.	(2,921,010)	—
Disposal of Trop Frutas do Brasil Ltda.	(840,815)	—
Other increase (decrease) in investments in associates*	(5,031,065)	4,157,571
Ending balance	85,192,710	91,799,267

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2024 and 2023 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A., in addition to the impairment of Coca-Cola del Valle New Ventures S.A. (see Note 2.8).

14.3        Reconciliation of share of profit in investments in associates:

Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Share in operating income	1,628,723	3,145,106	2,118,728
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(631,079)	(428,937)	(568,767)
Amortization of premium paid on preferred stock CCDV S.A.	—	—	(140,892)
Income statement balance	997,644	2,716,169	1,409,069

14.4        Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company’s share of those amounts.

At December 31, 2024

	Envases CMF	Sorocaba Refrescos	Kaik Participações	SRSA Participações	Leão Alimentos e	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	60,901,350	70,383,020	582,815	21,952	85,684,185	13,483,450
Long term assets	54,211,400	96,984,310	3,963,771	306,906	41,030,182	73,608,982
Total assets	115,112,750	167,367,330	4,546,586	328,858	126,714,367	87,092,432
Short term liabilities	44,173,639	21,500,843	582,815	198,025	20,083,787	6,033,729
Long term liabilities	28,451,254	83,198,656	—	—	16,628,702	—
Total liabilities	72,624,893	104,699,499	582,815	198,025	36,712,489	6,033,729
Total Equity	42,487,857	62,667,831	3,963,771	130,833	90,001,878	81,058,703
Total revenue from ordinary activities	90,421,340	86,359,384	281,868	—	74,385,141	31,221,732
Net income before taxes	4,035,917	36,745,257	281,868	(1,942)	572,537	(2,026,410)
Net income after taxes	3,315,123	9,742,049	281,868	(1,942)	(1,875,672)	739,916
Other comprehensive income	—	(3,129,495)	—	129,557	(92,311,743)	—
Total comprehensive income	3,315,123	6,612,554	281,868	127,615	(94,187,415)	739,916

Reporting date (See Note 2.3)	12.31.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024

At December 31, 2023

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Trop Frutas do Brasil	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ltda.	Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,693,046	39,392,459	—	24,715	92,747,488	21,186,620	24,548,167
Long term assets	54,127,400	101,420,184	13,704,046	347,922	62,843,154	28,404,343	70,825,265
Total assets	104,820,446	140,812,643	13,704,046	372,637	155,590,642	49,590,963	95,373,432
Short term liabilities	35,045,849	22,951,428	—	222,950	22,924,938	14,104,874	13,188,225
Long term liabilities	27,722,647	46,453,440	34	—	16,678,828	13,212,410	—
Total liabilities	62,768,496	69,404,868	34	222,950	39,603,766	27,317,284	13,188,225
Total Equity	42,051,950	71,407,775	13,704,012	149,687	115,986,876	22,273,679	82,185,207
Total revenue from ordinary activities	92,308,940	—	983,452	146,063	84,624,940	55,434,136	29,385,365
Net income before taxes	5,923,727	58,931,149	983,452	146,063	5,657,251	(2,548,671)	(7,822,534)
Net income after taxes	4,755,373	(1,206,475)	—	146,063	2,529,341	(2,349,151)	(5,101,497)
Other comprehensive income	29,516	9,690,233	—	—	(93,593,890)	(58,242)	—
Total comprehensive income	4,784,889	8,483,758	983,452	146,063	(91,064,549)	(2,407,393)	(5,101,497)

Reporting date (See Note 2.3)	12.31.2023	11.30.2023	11.30.2023	11.302023	11.30.2023	11.30.2023	11.30.2023

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2024			December 31, 2023
		Accumulated			Accumulated
	Gross	Amortization /	Net	Gross	Amortization /	Net
Description	Value	Impairment	Value	Value	Impairment	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	659,561,522	(3,959,421)	655,602,101	667,955,100	(3,078,000)	664,877,100
Software	69,136,434	(37,800,695)	31,335,739	63,828,408	(40,121,558)	23,706,850
Water rights	587,432	—	587,432	587,432	—	587,432
Trademarks indefinite useful life (2)	5,632,172	—	5,632,172	6,341,107	—	6,341,107
Trademarks definite useful life (3)	1,297,378	(1,079,167)	218,211	1,297,378	(891,277)	406,101
Others	498,447	(490,472)	7,975	560,183	(552,208)	7,975
Total	736,713,385	(43,329,755)	693,383,630	740,569,608	(44,643,043)	695,926,565
(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.
(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	12.31.2024	12.31.2023
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,728	301,187,149
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	162,528,398	182,986,222
Paraguay	188,443,848	178,475,561
Argentina (North and South)	4,324,127	2,228,168
Total	655,602,101	664,877,100

The movement and balances of identifiable intangible assets are detailed as follows:

	December 31, 2024
				Trademarks	Trademarks
	Distribution			indefinite	definite
Description	rights	Software	Water rights	useful life	useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	—	12,926,859	—	—	—	—	12,926,859
Amortization	—	(7,498,481)	—	—	(187,890)	—	(7,686,371)
Impairment (2)	(881,421)	—	—	—	—	—	(881,421)
Other increases (decreases) (1)	(8,393,578)	2,200,511	—	(708,935)	—	—	(6,902,002)
Ending balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630

	December 31, 2023
				Trademarks	Trademarks
	Distribution			indefinite	definite
Description	rights	Software	Water rights	useful life	useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	—	8,984,225	148,330	—	—	—	9,132,555
Amortization	—	(4,857,341)	—	—	(187,889)	—	(5,045,230)
Impairment	(1,627,000)	—	—	—	—	—	(1,627,000)
Other increases (decreases) (1)	22,270,684	(1,183,385)	—	600,053	—	—	21,687,352
Ending balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

		Foreign currency
Cash Generating Unit	01.01.2024	translation differences	12.31.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	73,831,515	(8,140,230)	65,691,285
Argentine operation	32,193,085	30,294,700	62,487,785
Paraguayan operation	7,576,179	423,148	7,999,327
Total	122,103,802	22,577,618	144,681,420

		Foreign currency
Cash Generating Unit	01.01.2023	translation differences	12.31.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	66,941,508	6,890,007	73,831,515
Argentine operation	46,254,831	(14,061,746)	32,193,085
Paraguayan operation	7,324,560	251,619	7,576,179
Total	129,023,922	(6,920,120)	122,103,802

17  – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	56,401,282	1,500,909	—	13,403,691
Bonds payable, net (1) (Note 17.2)	29,800,608	27,479,415	1,003,864,048	953,660,440
Bottle guaranty deposits	14,136,175	12,632,184	—	—
Derivative contract liabilities (Note 17.3)	361,384	1,458,210	41,788,078	52,449,925
Lease liabilities (Note 17.4.1 - 2)	9,631,011	9,926,283	20,891,121	24,811,777
Total	110,330,460	52,997,001	1,066,543,247	1,044,325,833
(1)	Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	12.31.2024	12.31.2024	12.31.2023	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	248,899,004	248,899,004	303,683,683	303,683,683
Financial assets at fair value (1)	4,047,219	4,047,219	842,906	842,906
Trade debtors and other accounts receivable (2)	332,831,088	332,831,088	296,883,937	296,883,937
Accounts receivable related companies (2)	9,901,543	9,901,543	13,192,740	13,192,740
Bank liabilities (2)	56,401,282	52,103,494	1,500,909	1,465,732
Bonds payable (2)	29,800,608	29,147,599	27,479,415	26,931,768
Bottle guaranty deposits (2)	14,136,175	14,136,175	12,632,186	12,632,186
Forward contracts liabilities (see Note 22) (1)	361,384	361,384	1,458,210	1,458,210
Leasing agreements (2)	9,631,011	9,631,011	9,926,283	9,926,283
Accounts payable (2)	457,074,643	457,074,643	428,911,984	428,911,984
Accounts payable related companies (2)	94,376,420	94,376,420	94,821,925	94,821,925

	Book value	Fair value	Book value	Fair value
Non-current	12.31.2024	12.31.2024	12.31.2023	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	144,550,766	144,550,766	78,988,714	78,988,714
Non-current accounts receivable (2)	335,723	335,723	371,401	371,401
Accounts receivable related companies (2)	292,932	292,932	108,021	108,021
Bank liabilities (2)	—	—	13,403,691	13,403,691
Bonds payable (2)	1,003,864,048	930,907,271	953,660,440	894,107,588
Leasing agreements (2)	20,891,121	20,891,121	24,811,777	24,811,777
Non-current accounts payable (2)	2,534,836	2,534,836	2,392,555	2,392,555
Derivative contracts liabilities (see Note 22) (1)	41,788,078	41,788,077	52,449,925	52,449,925
Accounts payable related companies (2)	380,465	380,465	6,007,041	6,007,041
(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.
(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1     Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2024	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	—	34,460
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	1.28%	—	4,051,952	4,051,952	—
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	4,683,861	4,683,861	186,233
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	5,180,573	5,180,573	56,529
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.00%	—	5,027,500	5,027,500	—
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	6.40%	—	1,003,357	1,003,357	—
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	6.60%	—	1,526,560	1,526,560	—
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.30%	—	1,505,250	1,505,250	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	UF	At maturity	0.18%	—	—	—	657,036
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	UF	At maturity	0.18%	—	34,877	34,877	535,951
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	USD	At maturity	0.18%	—	1,170,198	1,170,198	30,700
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.15%	160,432	—	160,432	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.16%	295,706	—	295,706	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	0.16%	27,472,719	—	27,472,719	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	0.48%	721	—	721	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Coinag	Argentina	ARS	At maturity	0.43%	3,387	—	3,387	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A.	Argentina	ARS	At maturity	0.46%	3,965,838	—	3,965,838	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro	Argentina	ARS	At maturity	0.33%	1,637	—	1,637	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	0.18%	160,568	—	160,568	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	ARS	At maturity	0.48%	156,146	—	156,146	—
Total											56,401,282	1,500,909

17.1.2     Bank liabilities, non-current

Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
								—	—	—	—	—	—	—
								—	—	—	—	—	—	—
								—	—	—	—	—	—	—
													Total	—

17.1.3     Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	4,500,000	—	—	—	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	4,903,691	—	—	—	4,903,691
													Total	13,403,691

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

	Current		Non-current		Total
Composition of bonds payable	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value[1]	30,490,640	28,170,013	1,012,062,996	961,723,115	1,042,553,636	989,893,128

1Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market. A detail of these instruments is presented below:

		Current nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	unit	rate	maturity	payment	12.31.2024	12.31.2023	12.31.2024	12.31.2023
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	507,481	UF	6.5%	12.01.2026	Semiannually	12,894,275	11,660,222	6,704,249	18,669,905
CMF Registration 641 08.23.2010	C	954,545	UF	4.0%	08.15.2031	Semiannually	5,783,306	5,612,839	31,431,838	35,117,116
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	2,153,282	2,062,069	153,666,760	147,157,440
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	1,427,299	1,366,861	115,250,115	110,368,102
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	1,604,933	1,536,949	218,975,133	209,699,352
U.S. Bonds 2050 01.01.2020	—	300,000,000	USD	3.95%	01.21.2050	Semiannually	5,215,223	4,590,627	298,938,000	263,136,000
Swiss Bond 2024 09.20.2024	—	170,000,000	CHF	2.71%	09.20.2028	Annual	1,412,322	1,340,446	187,096,901	177,575,200
						Total	30,490,640	28,170,013	1,012,062,996	961,723,115

17.2.2     Non-current maturities

		Year of maturity				Total Non-
		More than 1	More than 2	More than 3		current
	Serie	up to 2	up to 3	up to 4	More than 5	12.31.2024
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	6,704,249	—	—	—	6,704,249
CMF Registration 641 08.23.2010	C	5,238,640	5,238,640	5,238,640	15,715,918	31,431,838
CMF Registration 760 08.20.2013	D	—	—	—	153,666,760	153,666,760
CMF Registration 760 04.02.2014	E	—	—	—	115,250,115	115,250,115
CMF Registration 912 10.10.2018	F	—	—	—	218,975,133	218,975,133
U.S. Bonds 2050 01.21.2020	—	—	—	—	298,938,000	298,938,000
Swiss Bond 2024 09.20.2024	—	—	—	—	187,096,901	187,096,901
Total		11,942,889	5,238,640	5,238,640	989,642,827	1,012,062,996

17.2.3     Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4     Restrictions

17.2.4.1  Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2  Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2024
ThCh$
Average net financial debt last 4 quarters	709,526,411
Net financial debt	706,837,353
Unencumbered assets	3,115,457,231
Total unsecured liabilities	2,128,051,481
EBITDA LTM	541,542,279
Net financial expenses LTM	45,593,634

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

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

As of December 31, 2024, this ratio was 1.31 times.

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

As of December 31, 2024, this ratio was 1.46 times.

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

As of December 31, 2024, this ratio was 1.31 times.

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

As of December 31, 2024, this ratio was 1.46 times.

●	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account, accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2024, Net Financial Coverage was 11.88 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

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

As of December 31, 2024, this ratio was 1.31 times.

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

As of December 31, 2024, this ratio was 1.46 times.

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

As of December 31, 2024, this ratio was 1.31 times.

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

As of December 31, 2024, this ratio was 1.46 times.

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

As of the date of these financial statements, the Company complies with all financial covenants.

17.3     Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1     Current liabilities for leasing agreements

								Maturity		Total
Indebteded Entity		Creditor Entity				Type of	Nominal	Up to	90 days and	At	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2024	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	319,724	1,019,930	1,339,654	1,334,761
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	96,189	313,267	409,456	518,253
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	341,827	939,651	1,281,478	541,111
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	11.25%	66,363	199,090	265,453	323,011
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	176,423	475,302	651,725	354,873
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	499,164	140,384	639,548	805,124
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	42,993	106,209	149,202	76,769
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	297,745	330,895	628,640	254,035
Vital Jugos S.A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	4.08%	177,104	10,407	187,511	626,747
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	37,902	119,070	156,972	123,697
Vital Aguas S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	—	—	—	998,501
Envases Central S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	3.86%	—	—	—	603,428
Envases Central S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	UF	Monthly	9.22%	683,096	—	683,096	—
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	34,080	45,824	79,904	128,214
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	90,069	275,817	365,886	325,105
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,086	67,483	89,569	75,682
Transportes Polar S.A.	Chile	93.075.000-k	Inversiones La Verbena Ltda,	Chile	UF	Monthly	3.43%	32,114	198,389	230,503	—
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializador Novaverde Limitada	Chile	UF	Monthly	3.87%	124,470	83,651	208,121	—
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializador Novaverde Limitada	Chile	UF	Monthly	0.45%	—	—	—	198,555
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	2.88%	267,387	722,504	989,891	1,006,025
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	199,682	625,985	825,667	763,257
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	5.39%	63,008	—	63,008	—
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	—	—	—	350,874
Red de transportes comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	137,407	230,907	368,314	518,261
Embotelladora Andina S.A.	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	4,187	13,226	17,413	—
									Total	9,631,011	9,926,283

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2    Non-current liabilities for leasing agreements

							Maturity
Indebted Entity		Creditor Entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	1,513,809	1,710,604	1,932,983	521,301	—	5,678,697
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	482,012	567,424	667,972	754,477	637,981	3,109,866
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	866,320	380,045	195,378	—	—	1,441,743
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	30,939	29,057	—	—	—	59,996
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	597,759	597,759	597,759	564,406	197,521	2,555,204
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	15,078	—	—	—	—	15,078
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	102,638	74,851	—	—	—	177,489
Embotelladora del Atlántico S.A.	Argentina	Foreign	Sistemas	Argentina	USD	Monthly	12.00%	389,010	327,827	278,698	278,698	859,320	2,133,553
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	Euro	Monthly	9.22%	172,072	188,625	206,770	226,661	226,879	1,021,007
Transporte Andina Refrescos Ltda	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	865,182	901,419	867,356	—	—	2,633,957
Transportes Polar S.A.	Chile	76.413.243-2	Inversiones La Verbena	Chile	UF	Monthly	3.43%	187,008	229,809	352,080	—	—	768,897
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	381,213	397,180	378,677	—	—	1,157,070
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,910	—	—	—	—	22,910
Embotelladora Andina S.A	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	24,049	29,876	33,189	28,540	—	115,654
												Total	20,891,121

17.4.3 Non-current liabilities for leasing agreements as of December 2023

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	2 years	2 years	3 years	4 years	5 years	5 years	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,508,279	1,704,356	1,925,922	2,176,292	586,918	7,901,767
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	572,983	633,670	700,981	775,654	1,514,109	4,197,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	351,697	316,738	166,992	—	—	835,427
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,867	34,834	32,714	—	—	366,415
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	473,164	236,582	473,164	236,582	325,300	1,744,792
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	3,505	1,752	—	—	—	5,257
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	USD	Monthly	12.00%	391,171	195,586	329,479	164,740	1,009,031	2,090,007
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	30,877	15,438	—	—	—	46,315
Vital Jugos S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	166,326	—	—	—	—	166,326
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	215,369	107,685	238,039	119,019	446,054	1,126,166
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	40,226	20,113	—	—	—	60,339
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	631,973	315,986	—	—	—	947,959
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,082,507	541,253	1,124,173	562,086	—	3,310,018
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	235,140	117,570	—	—	—	352,709
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	51,013	25,506	—	—	—	76,519
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	484,434	242,217	495,328	247,664	—	1,469,643
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	76,480	38,240	—	—	—	114,721
												Total	24,811,777

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18  – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	12.31.2024	12.31.2023
	ThCh$	ThCh$
Current	457,074,643	428,911,984
Non-current	2,534,836	2,392,555
Total	459,609,479	431,304,539

Item	12.31.2024	12.31.2023
	ThCh$	ThCh$
Trade accounts payable	319,605,026	296,701,188
Withholding tax	77,122,183	74,435,775
Others (1)	62,882,270	60,167,576
Total	459,609,479	431,304,539
(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

19  – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1        Balances

The composition of provisions is as follows:

Description	12.31.2024	12.31.2023
	ThCh$	ThCh$
Litigation (1)	55,245,799	54,801,896
Total	55,245,799	54,801,896

Current	1,522,426	1,314,106
Non-current	53,723,373	53,487,790
Total	55,245,799	54,801,896
(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	12.31.2024	12.31.2023
	ThCh$	ThCh$
Tax contingencies	29,416,543	29,637,064
Labor contingencies	13,912,282	13,200,665
Civil contingencies	11,916,974	11,964,167
Total	55,245,799	54,801,896

19.2        Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance at January 1st	54,801,896	48,695,427
Additional provisions	189,356	—
Increase (decrease) in existing provisions	13,550,379	6,635,882
Used provision (payments made charged to the provision)	(7,232,750)	(4,139,270)
Reversal of unused provision	(17,716)	—
Increase (decrease) due to foreign exchange rate differences	(6,045,366)	3,609,857
Total	55,245,799	54,801,896

20  – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	12.31.2024	12.31.2023		12.31.2024	12.31.2023
	ThCh$	ThCh$		ThCh$	ThCh$
Dividends payable	140,474,025	32,081,207		—	—
Other	1,629,557	10,291,953	(1)	2,252,985	2,506,795
Total	142,103,582	42,373,160		2,252,985	2,506,795
(1)	Corresponds to prepayment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed in the short term.

21  – EQUITY

21.1        Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2024	2023
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1     Capital:

	Paid-in and subscribed capital
Series	2024	2023
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2     Rights of each series:

●	Series A: Elect 12 of the 14 Directors.
●	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2        Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2024, shareholders agreed to pay out of the 2023 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which were paid on May 23 and May 30, 2024, respectively.

In accordance with Circular No. 1,945 issued by the Financial Market Commission (CMF) on September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from the adoption of IFRS as retained earnings, whose distribution is contingent upon their future realization.

The dividends declared and/or paid per share are presented below:

Approval-Payment		Dividend	Profits imputable	CLP	CLP
Periods		type	to dividends	Series A	Series B
04.13.2022	04.26.2022	Final	Retained Earnings	189.00	207.9
07.27.2022	08.26.2022	Interim	2022 Earnings	29.00	31.90
09.28.2022	10.28.2022	Interim	2022 Earnings	29.00	31.90
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90
04.20.2023	05.09.2023	Final	2022 Earnings	29.00	31.90
04.20.2023	05.26.2023	Final	Retained Earnings	50.00	55.00
07.25.2023	08.25.2023	Interim	2023 Earnings	29.00	31.90
09.27.2023	10.26.2023	Interim	2023 Earnings	29.00	31.90
12.28.2023	01.25.2023	Interim	2023 Earnings	32.00	35.20
04.25.2024	05.23.2024	Final	Retained Earnings	32.00	35.20
04.25.2024	05.30.2024	Final	Retained Earnings	30.00	33.00
07.31.2024	08.14.2024	Interim	2024 Earnings	32.00	35.20
09.25.2024	10.25.2024	Interim	2024 Earnings	32.00	35.20
12.19.2024	01.31.2025	Interim	2024 Earnings	141.00	155.10

21.3        Other reserves

The balance of other reserves includes the following:

Concept	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(599,259,259)	(556,832,899)	(495,483,366)
Cash flow hedge reserve	(11,879,833)	(24,064,386)	(62,344,501)
Reserve for employee benefit actuarial gains or losses	(8,087,069)	(6,013,183)	(7,776,316)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	(186,074,535)	(153,758,842)	(132,452,557)

21.3.1     Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2     Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts have expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

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

Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Brazil	(149,362,866)	(106,141,988)	(140,762,397)
Argentina	(481,188,361)	(464,946,783)	(360,988,849)
Paraguay	31,291,968	14,255,872	6,267,880
Total	(599,259,259)	(556,832,899)	(495,483,366)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Brazil	(43,220,877)	34,620,409	26,684,992
Argentina	(16,241,578)	(103,957,934)	(66,292,621)
Paraguay	17,036,095	7,987,992	(14,295,649)
Total	(42,426,360)	(61,349,533)	(53,903,278)

21.3.6     Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross
Balance as of 2024	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	19,166,716	(6,978,956)	12,187,760
Exchange rate translation differences (1)	(71,165,622)	29,114,514	(42,051,108)
Benefit related to defined benefit plans	(2,865,423)	773,664	(2,091,759)
Total Comprehensive income as of December 31, 2024	(54,864,329)	22,909,222	(31,955,107)

	Gross
Balance as of 2023	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	52,472,352	(14,183,004)	38,289,348
Exchange rate translation differences (1)	(98,844,581)	37,650,601	(61,193,980)
Benefit related to defined benefit plans	2,381,650	(643,045)	1,738,605
Total Comprehensive income as of December 31, 2023	(43,990,579)	22,824,552	(21,166,027)

	Gross
Balance as of 2022	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	(155,206,655)	42,276,806	(112,929,849)
Exchange rate translation differences (1)	(78,009,918)	23,777,899	(54,232,019)
Benefit related to defined benefit plans	(3,960,084)	1,069,223	(2,890,861)
Total Comprehensive income as of December 31, 2022	(237,176,657)	67,123,928	(170,052,729)

(1)These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2024:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	19,232,249	(71,165,622)	(5,256,508)
Deferred taxes	(7,047,696)	29,114,514	1,419,257
Reclassification to the result by function	3,207	—	—
Remeasurement of defined benefit plan	—	—	1,745,492
Total Changes in Equity	12,187,760	(42,051,108)	(2,091,759)
Equity attributable to owners of the parent	12,184,553	(42,426,360)	(2,073,886)
Non-Controlling interests	3,207	375,252	(17,873)
Total Changes in equity as of December 31, 2024	12,187,760	(42,051,108)	(2,091,759)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2023:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	52,393,210	(98,844,581)	6,374,693
Deferred taxes	(14,113,095)	37,650,601	(1,721,167)
Reclassification to the result by function	9,233	—	—
Remeasurement of defined benefit plan	—	—	(2,914,921)
Total Changes in Equity	38,289,348	(61,193,980)	1,738,605
Equity attributable to owners of the parent	38,280,115	(61,349,533)	1,763,133
Non-Controlling interests	9,233	155,553	(24,528)
Total Changes in equity as of December 31, 2023	38,289,348	(61,193,980)	1,738,605

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2022:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(155,007,121)	(78,009,918)	(3,617,931)
Deferred taxes	43,070,637	23,777,899	976,841
Reclassification to the result by function	(993,365)	—	—
Remeasurement of defined benefit plan	—	—	(249,771)
Total Changes in Equity	(112,929,849)	(54,232,019)	(2,890,861)
Equity attributable to owners of the parent	(112,948,199)	(53,903,278)	(2,890,390)
Non-Controlling interests	18,350	(328,741)	(471)
Total Changes in equity as of December 31, 2022	(112,929,849)	(54,232,019)	(2,890,861)

21.4        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
				December	December	December	December	December	December
Details	2024	2023	2022	2024	2023	2022	2024	2023	2022
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	52,055	23,516	36,451	6,524	4,067	6,410
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	5,645	2,735	4,346	284	(243)	(5)
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	6,674,645	6,421,855	6,177,360	1,293,004	1,023,763	988,416
Vital S.A.	35.0000	35.0000	35.0000	10,065,265	9,518,527	8,848,927	556,347	579,391	923,228
Vital Aguas S.A.	33.5000	33.5000	33.5000	4,883,451	2,391,066	2,216,115	147,033	168,407	198,195
Envases Central S.A.	40.7300	40.7300	40.7300	8,286,374	7,491,638	6,669,936	803,205	758,514	999,807
Re-Ciclar S.A.*	40.0000	40.0000	40.0000	8,020,393	8,845,550	4,189,373	(825,156)	536,178	(154,706)
Total				37,987,828	34,694,887	28,142,508	1,981,241	3,070,077	2,961,345

The following tables presents summarized information regarding the Company´s subsidiaries that have non-controlling interest:

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2024	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	161,902,977	14,204,112	85,774,550	28,559,446	7,329,622	25,574,823	4,908,214
Total non-current assets	374,554,073	18,410,878	294,746,275	18,428,555	12,538,543	20,148,227	37,673,531
Total current liabilities	183,500,071	4,213,859	53,232,081	16,484,508	5,130,820	23,353,945	1,503,047
Total non-current liabilities	47,687,552	1,406,730	19,664,352	1,745,594	159,880	2,024,550	1,027,715
Net sales	779,373,515	34,201,434	282,065,004	84,410,998	3,915,820	99,079,582	913,462
Net Income	38,261,377	1,610,079	59,592,621	1,589,562	438,904	1,972,017	(2,070,392)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	79,240,262	9,149,013	81,710,657	29,670,457	7,064,594	20,446,648	6,613,813
Total non-current assets	186,371,255	9,397,856	277,112,895	19,914,658	5,272,662	21,015,727	26,500,107
Total current liabilities	105,077,757	4,907,443	44,297,696	20,549,744	5,061,919	16,775,490	1,596,354
Total non-current liabilities	22,626,937	561,677	18,552,180	1,839,580	137,827	6,293,557	9,403,691
Net sales	445,970,004	22,146,635	223,840,648	80,683,367	22,338,380	92,778,313	—
Net Income	23,848,440	(1,388,032)	47,183,699	1,655,403	502,706	1,862,293	1,340,445

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2022	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	132,214,927	16,481,794	72,297,644	27,190,771	7,326,742	22,918,372	14,595,558
Total non-current assets	243,866,619	11,897,459	269,314,097	19,346,711	5,516,881	22,057,335	5,626,492
Total current liabilities	138,653,369	6,679,478	40,454,954	20,026,609	6,073,685	21,712,326	382,408
Total non-current liabilities	23,668,595	915,427	16,451,513	1,228,226	154,669	6,887,495	9,366,211
Net sales	664,003,032	37,915,166	212,339,131	85,067,864	22,026,721	100,227,739	—
Net Income	37,589,788	(25,095)	45,554,603	2,637,795	591,626	2,454,710	(386,764)

21.5        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2024
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	110,792,786	121,870,098	232,662,884
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	234.09	257.50	245.80

Earnings per share	12.31.2023
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	81,639,457	89,801,953	171,441,410
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	172.49	189.74	181.12

Earnings per share	12.31.2022
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	59,761,287	65,736,355	125,497,642
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	126.27	138.89	132.58

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

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,462,025 (UF 8,911,035 as of December 31, 2023), to convert those obligations to CLP.

These contracts were valued at their fair values, resulting in a non-current asset at the closing date of the financial statements of ThCh$ 85,252,373 (non-current asset of ThCh$ 71,053,190 as of December 31, 2023), which is presented within other non-current financial assets. The maturity date of the derivative contracts is distributed in the years 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the end of the fiscal year, the Company holds derivative contracts linked to US dollar obligations for USD 300 million, of which USD150 million is converted into inflation-adjusted Chilean pesos (UF) and USD 150 million into Chilean pesos (CLP), maturing in 2050. Additionally, derivatives on Swiss franc obligations for CHF 170 million are included, converted to Brazilian reals (BRL), maturing in 2028.

The fair value measurement of the first contract reports a non-current liability of ThCh$ 17,611,810, while the second contract records a non-current liability of ThCh$ 24,176,267, resulting in a combined total liability of ThCh$ 41,788,077 compared to a combined total liability of both of ThCh$52,449,925 as of December 31, 2023. The third contract, meanwhile, reflects non-current assets of Th$59,298,394 compared to non-current assets of Th$7,935,524 at the end of 2023.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2 Forward currency transactions expected to be very likely

During the years 2024 and 2023, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, closing forward instruments in USD/ARS, USD/BRL, USD/CLP, and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 89.0 million (USD 87.4 million as of December 31, 2023).

Forward contracts that secure future commodity prices have been designated as hedging contracts since they comply with the documentation requirements of IFRS, and therefore their effects on changes in fair value are recorded in other comprehensive income.

22.3 Swap of raw material of highly probable expected transactions:

During the year 2024, Embotelladora Andina entered into sugar swap contracts No. 5 to secure the price of future sugar purchases for the Chilean operation. At the closing date of these financial statements, the outstanding contracts amount to USD 1.7 million.

Forward contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.4 Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for ThCh$ 148,655,771 (ThCh$ 80,083,559 as of December 31, 2023) and held liabilities for derivative contracts for ThCh$ 42,149,462 (ThCh$ 53,908,135 as of December 31, 2023). Those contracts covering existing items have been classified in the same category of hedged items, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

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

	Fair Value Measurement at December 31, 2024
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	4,105,005	—	4,105,005
Other non-current financial assets	—	144,550,766	—	144,550,766
Total assets	—	148,655,771	—	148,655,771
Liabilities
Other current financial liabilities	—	361,384	—	361,384
Other non-current financial liabilities	—	41,788,078	—	41,788,078
Total Liabilities	—	42,149,462	—	42,149,462

	Fair Value Measurement at December 31, 2023
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	1,094,844	—	1,094,844
Other non-current financial assets	—	78,988,715	—	78,988,715
Total assets	—	80,083,559	—	80,083,559
Liabilities
Other current financial liabilities	—	1,458,210	—	1,458,210
Other non-current financial liabilities	—	52,449,925	—	52,449,925
Total Liabilities	—	53,908,135	—	53,908,135

23  – LITIGATION AND CONTINGENCIES

23.1        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 722,249 thousand (CLP 490,108 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 61,269 thousand to guaranty judicial liabilities.
2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 53,001,124 thousand (CLP 52,997,682 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 24,406,656 thousand (CLP 25,845,561 thousand as of December 31, 2023).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,442,962,831 with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.13%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,516,866,679 at the date of these financial statements.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 647,235,052 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 127,294,115.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 569,660,017 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 1,060,752,324, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,472,915 thousand (CLP 1,267,215 thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.
4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 49,511 thousand (CLP 46,891 thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2        Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2024	12.31.2023
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	141,900	169,150
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,212,500	1,125,595
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	628,381	666,024
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	23,204	22,222
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	312,712	299,464
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	92,875	96,299
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	98,879	59,468
Several retail	Vending	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	—	—
Several retail	Transportes Refrescos	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	—	—
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	22,235	17,656
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,045,861	7,100,709
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,370,534	7,485,574
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	9,990,170	11,259,278
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	19	22
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	29	33
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	21	23
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	0	434
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,131	2,395
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	86	97
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	13,331	14,979
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	174	195
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	0	94
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	236	265
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	55	64
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	12,107	13,604
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,559	2,441
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,014	1,139
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	241	271
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	0	25,920
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	956	1,074
Provincia de Entre Ríos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,981	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,252	5,332
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,137	1,077
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	3,054	2,892
Sofía Cartes	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,637	—

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2024	12.31.2023
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	6,648,889	2,681,242
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	80,036,491	11,245,798
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	188,083,737	223,415,663
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	116,943,181	108,317,724
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	—	3,623,490
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,407,340	1,369,766
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	576,829	658,369
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	4,414	3,886

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

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company’s indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.16 million denominated in Unidades de Fomento (“UF”), a debt indexed to inflation in Chile (the Company’s sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has incurred debt obligations in the international market through a 144A/RegS bond issued in the US at a fixed rate in US dollars for an amount of USD 300 million, of this amount USD 150 Million have been redenominated through derivatives to Chilean pesos indexed to inflation (UF) and USD 150 million have been redenominated through derivatives to Chilean pesos (CLP) in their rate and nominal amount, while preserving the bond’s structure. Furthermore, in September 2023, a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate in Swiss francs. Through derivatives, this bond’s rate and nominal amount have been redenominated to Brazilian reals (BRL) while preserving the bond’s structure.

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

a)     Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client-base of more than 272 thousand clients, implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

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

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at reporting date	13.6%	-11.2%	-11.0%	5.6%

		Brazil	Argentina	Paraguay
		ThCh$	ThCh$	ThCh$
Total assets		953,326,857	561,456,125	380,520,825
Total liabilities		618,640,716	235,405,370	72,896,433
Net investment		334,686,141	326,050,755	307,624,392
Share on income		28.2%	24.4%	8.7%

		BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation		-19.1%	-19.1%	-5.1%

Variation impact on results		(9,918,171)	(3,601,849)	(5,417,511)
Variation impact on equity		(29,774,110)	(29,640,978)	(31,076,694)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group’s financial statements, and how it would impact the results and equity of the different Operations.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

As of December 31, 2024	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	56,401,282	—	—	—	—
Bonds payable	30,490,640	11,942,889	5,238,640	5,238,640	1,031,430,903
Lease obligations	9,631,011	5,649,998	5,434,476	5,510,861	4,295,783
Contractual obligations (1)	169,773,223	28,578,074	22,063,770	17,429,919	7,837,043
Total	266,296,156	46,170,961	32,736,886	28,179,420	1,043,563,729

As of December 31, 2023	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	1,500,909	—	13,485,024	—	—
Bonds payable	50,498,809	50,300,105	43,475,786	36,651,452	1,348,382,985
Lease obligations	9,322,855	4,988,159	4,759,010	2,689,598	6,891,131
Contractual obligations (1)	37,520,505	112,608,432	18,110,929	18,094,401	3,491,360
Total	98,843,078	167,896,696	79,830,749	57,435,451	1,358,765,476
(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25  – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2024	01.01.2023	01.01.2022
Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Direct production costs	(1,584,826,536)	(1,346,516,486)	(1,388,536,599)
Payroll and employee benefits	(489,656,716)	(378,482,113)	(376,196,521)
Transportation and distribution	(261,492,646)	(211,998,332)	(224,190,549)
Advertisement	(47,157,493)	(35,831,757)	(26,575,951)
Depreciation and amortization	(151,110,933)	(112,771,324)	(119,365,431)
Repairs and maintenance	(63,130,395)	(46,021,127)	(43,847,581)
Other expenses	(199,776,910)	(129,478,810)	(133,021,583)
Total (1)	(2,797,151,629)	(2,261,099,949)	(2,311,734,215)
(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26  – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2024	01.01.2023	01.01.2022
Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	222,898	754,338	79,650
Recovery PIS credit and COFINS Brazil(1)	20,454,256	—	—
Credit recovery in Brazil (2)	—	—	1,856,762
Others	802,707	556,151	561,108
Total	21,479,861	1,310,489	2,497,520
(1)	See Note 6 (2) for more information on recovery.
(2)	Restitution of credits for the payment of coffee quota (cota café)

27  – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2024		01.01.2023		01.01.2022
Description	12.31.2024		12.31.2023		12.31.2022
	ThCh$		ThCh$		ThCh$
Contingencies and non-operating fees	(19,376,723)		(11,145,708)		6,316,102	(1)
Tax on bank debits	(7,862,779)		(4,403,347)		(7,150,739)
Write-offs, disposals and loss on sale of property, plant and equipment	(5,805,588)		(8,072,422)	(2)	—
Others	(3,604,939)	(4)	(2,820,106)	(3)	(51,694)
Total	(36,650,029)		(26,441,583)		(886,331)
(1)

During 2022 the provision made by a claim of the Government of the State of Rio de Janeiro related to the Advertising Agreement was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

(2)	Expenses for the write-off of the container yard in Operation Paraguay and Operation Chile.
(3)	Mainly due to restructuring in Operations for the year 2023.
(4)	Includes the loss due to impairment provision on the Rights in Chile related to AdeS. See Note 2.8.

28  – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)    Financial income

	01.01.2024	01.01.2023	01.01.2022
Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Interest income	18,377,685	25,791,172	32,388,801
Ipiranga purchase warranty restatement	39,511	47,032	39,509
From PIS credit and COFINS (1)	8,986,697	—	2,054,586
Other financial income	1,556,025	5,557,963	5,239,514
Total	28,959,918	31,396,167	39,722,410
(1)	See Note 6 (2) for more information on recovery.

b)    Financial expenses

	01.01.2024	01.01.2023	01.01.2022
Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Bond interest	(51,829,876)	(53,148,503)	(51,863,601)
Bank loan interest	(7,398,612)	(4,510,379)	(1,782,972)
Lease interest	(3,277,261)	(2,616,945)	(2,092,868)
Other financial costs	(7,908,134)	(5,012,525)	(3,808,512)
Total	(70,413,883)	(65,288,352)	(59,547,953)

29  – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2024	01.01.2023		01.01.2022
Description	12.31.2024	12.31.2023		12.31.2022
	ThCh$	ThCh$		ThCh$
Other gains and losses*	—	(15,909,117)	(1)	(24,983,899)	(2)
Total	—	(15,909,117)		(24,983,899)
(1)

a) losses for ThCh$ 25,530,162 due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos. b) In addition to the previous, a water source in the Brazilian Operation has been disposed of, generating a profit of ThCh$ 9,750,769.

(2)

Losses for ThCh$ 24,982,887 were recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2024	01.01.2023	01.01.2022
Description	12.31.2024	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$
Generated by suppliers	(6,022,628)	(26,366,916)	(11,285,363)
Generated by financial assets	(1,067,456)	12,348,172	5,404,210
Generated by financial liabilities	206,889	(3,310,906)	(5,132,722)
Other	(523,509)	113,520	(593,853)
Total	(7,406,704)	(17,216,130)	(11,607,728)

31 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2024	12.31.2023
	ThCh$	ThCh$
Cash and cash equivalents	248,899,004	303,683,683
USD	14,817,741	9,462,829
EUR	234,718	437,604
CLP	140,155,381	140,758,085
BRL	48,540,084	96,214,729
ARS	12,461,057	18,340,987
PGY	32,690,023	38,469,449

Other current financial assets	76,586,583	67,285,793
CLP	73,865,057	66,587,339
BRL	2,553,727	13,897
ARS	57,786	684,557
PGY	110,013	—

Other current non-financial assets	27,260,507	19,311,851
USD	3,195,150	174,579
EUR	213,862	615,636
UF	1,024,253	1,196,729
CLP	5,389,357	6,353,138
BRL	2,451,721	3,213,978
ARS	10,110,029	3,531,840
PGY	4,876,135	4,225,951

Trade and other accounts receivable	332,831,088	298,892,164
USD	5,617,644	3,511,802
EUR	—	1,233
UF	—	1,030,138
CLP	177,104,333	182,395,110
BRL	87,509,718	79,993,377
ARS	50,035,902	23,712,111
PGY	12,563,491	8,248,393

Accounts receivable from related entities	9,901,543	16,161,318
USD	—
CLP	9,901,543	14,736,546
BRL	—	1,223,699
ARS	—	—
PGY	—	201,073

Inventory	299,970,909	233,053,160
CLP	106,986,666	106,204,544
BRL	73,721,137	64,808,180
ARS	95,970,869	38,277,180
PGY	23,292,237	23,763,256

Current tax assets	17,746,106	43,383,058
USD	—	6,253,451
CLP	7,749,543	6,213,032
BRL	9,851,901	30,643,656
ARS	144,662	272,919

Total current assets	1,013,195,740	981,771,027
USD	23,630,536	19,402,661
EUR	448,580	1,054,473
UF	1,024,253	2,226,867
CLP	521,151,879	523,247,794
BRL	224,628,288	276,111,516
ARS	168,780,305	84,819,594
PGY	73,531,899	74,908,122

NON-CURRENT ASSETS	12.31.2024	12.31.2023
	ThCh$	ThCh$
Other non-current financial assets	169,420,303	93,316,339
USD	24,195,386	19,030,656
UF	1,216,865	1,216,865
CLP	62,774,079	53,832,722
BRL	59,298,394	7,935,524
ARS	21,935,579	11,300,572

Other non-financial, non-current assets	79,746,695	59,412,482
USD	—	609,042
UF	431,216	17,154
CLP	47,530	55,397
BRL	74,983,744	55,660,553
ARS	2,415,012	1,338,592
PGY	1,869,193	1,731,744

Accounts receivable, non-current	335,723	371,401
UF	—	225,323
CLP	212,749	51,752
ARS	9,008	136
PGY	113,966	94,190

Non-current accounts receivable from related entities	292,931	108,021
CLP	292,931	108,021

Investments accounted for using the equity method	85,192,710	91,799,267
CLP	46,683,997	49,790,788
BRL	38,508,713	42,008,479

Intangible assets other than goodwill	693,383,630	695,926,565
USD	3,959,421	3,959,421
CLP	318,673,224	312,908,478
BRL	172,991,812	195,313,156
ARS	9,074,686	5,269,949
PGY	188,684,487	178,475,561

Goodwill	144,681,420	122,103,802
CLP	9,523,767	9,523,767
BRL	64,670,541	72,810,771
ARS	62,487,785	32,193,085
PGY	7,999,327	7,576,179

Property, plant and equipment	1,097,773,572	872,388,811
EUR	—	2,429,848
CLP	394,341,668	364,462,607
BRL	318,245,367	277,936,537
ARS	291,160,305	140,055,748
PGY	94,026,232	87,504,071

Deferred tax assets	7,081,549	4,323,174
CLP	5,028,479	2,592,024
PGY	2,053,070	1,731,150

Total non-current assets	2,277,908,533	1,939,749,862
USD	28,154,807	23,599,119
EUR	—	2,429,848
UF	1,648,081	12,775,351
CLP	837,578,424	782,009,547
BRL	728,698,571	651,665,020
ARS	387,082,375	190,158,082
PGY	294,746,275	277,112,895

	12.31.2024			12.31.2023
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	47,596,941	62,733,519	110,330,460	16,062,851	36,934,150	52,997,001
USD	4,527,746	2,823,324	7,351,070	342,000	5,444,143	5,786,143
EUR	37,902	119,070	156,972	32,709	90,988	123,697
UF	6,635,279	27,455,884	34,091,163	13,753,586	13,044,881	26,798,467
CLP	202,438	28,032,817	28,235,255	899,930	11,384,709	12,284,639
BRL	824,103	2,471,938	3,296,041	685,038	2,829,430	3,514,468
ARS	34,452,772	140,384	34,593,156	349,588	1,804,522	2,154,110
PGY	17,523	1,690,102	1,707,625	—	1,482,060	1,482,060
CHF	899,178	—	899,178	—	853,417	853,417

Trade and other accounts payable, current	449,856,870	7,217,773	457,074,643	404,557,957	24,354,027	428,911,984
USD	18,947,509	349,038	19,296,547	37,085,189	2,156,901	39,242,090
EUR	5,524,760	53,061	5,577,821	5,285,606	297,386	5,582,992
UF	1,860,276	—	1,860,276	3,430,102	302,021	3,732,123
CLP	167,135,196	6,815,674	173,950,870	166,250,228	21,597,719	187,847,947
BRL	144,438,439	—	144,438,439	129,596,874	—	129,596,874
ARS	67,851,883	—	67,851,883	45,129,973	—	45,129,973
PGY	42,129,433	—	42,129,433	17,779,985	—	17,779,985
Other currencies	1,969,374	—	1,969,374	—	—	—

Accounts payable to related entities, current	94,376,420	—	94,376,420	96,045,624	—	96,045,624
CLP	47,188,912	—	47,188,912	39,175,392	—	39,175,392
BRL	28,548,564	—	28,548,564	40,225,863	—	40,225,863
ARS	7,542,033	—	7,542,033	8,031,621	—	8,031,621
PGY	11,096,911	—	11,096,911	8,612,748	—	8,612,748

Other current provisions	422,985	1,099,441	1,522,426	127,229	1,186,877	1,314,106
CLP	422,985	1,049,930	1,472,915	127,229	1,139,985	1,267,214
PGY	—	49,511	49,511	—	46,892	46,892

Current tax liabilities	10,155,528	18,213,748	28,369,276	7,700,127	5,711,494	13,411,621
CLP	4,106,948	—	4,106,948	2,440,280	23,458	2,463,738
BRL	6,048,580	—	6,048,580	5,259,847	—	5,259,847
ARS	—	16,898,437	16,898,437	—	4,143,057	4,143,057
PGY	—	1,315,311	1,315,311	—	1,544,979	1,544,979

Current provisions for employee benefits	59,703,271	12,663,916	72,367,187	47,674,090	10,143,710	57,817,800
CLP	7,223,078	10,676,695	17,899,773	5,769,075	8,867,752	14,636,827
BRL	30,162,575	—	30,162,575	28,791,559	—	28,791,559
ARS	22,317,618	—	22,317,618	13,113,456	—	13,113,456
PGY	—	1,987,221	1,987,221	—	1,275,958	1,275,958

Other non-current non-financial liabilities	101,155,626	40,947,956	142,103,582	2,364,699	40,008,461	42,373,160
CLP	101,151,643	40,668,020	141,819,663	2,360,088	39,785,560	42,145,648
ARS	3,983	—	3,983	4,611	—	4,611
PGY	—	279,936	279,936	—	222,901	222,901

Total current liabilities	763,267,641	142,876,353	906,143,994	574,532,577	118,338,719	692,871,296
USD	23,475,255	3,172,362	26,647,617	37,427,189	7,601,044	45,028,233
EUR	5,562,662	172,131	5,734,793	5,318,315	388,374	5,706,689
UF	8,495,555	27,455,884	35,951,439	17,183,688	13,346,902	30,530,590
CLP	327,431,200	87,243,136	414,674,336	217,022,222	82,799,183	299,821,405
BRL	210,022,261	2,471,938	212,494,199	204,559,181	2,829,430	207,388,611
ARS	132,168,289	17,038,821	149,207,110	66,629,249	5,947,579	72,576,828
PGY	53,243,867	5,322,081	58,565,948	26,392,733	4,572,790	30,965,523
CHF	899,178	—	899,178	—	853,417	853,417
Other currencies	1,969,374	—	1,969,374	—	—	—

	12.31.2024				12.31.2023
	More than 1 year	More than 3 and	More than		More than 1 year	More than 3 and	More than
NON-CURRENT LIABILITIES	up to 3 years	up to 5 years	5 years	Total	up to 3 years	up to 5 years	5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current	1,056,609,706	8,011,840	1,921,701	1,066,543,247	39,864,902	203,951,623	800,509,308	1,044,325,833
USD	310,800,461	1,719,561	1,056,841	313,576,863	1,509,143	1,203,965	259,130,959	261,844,067
EUR	172,072	622,056	226,879	1,021,007	323,054	357,058	446,054	1,126,166
UF	528,074,358	1,598,112	—	529,672,470	32,606,024	12,349,672	486,381,343	531,337,039
CLP	26,303,149	—	—	26,303,149	—	8,500,000	52,449,925	60,949,925
BRL	5,580,210	4,072,111	637,981	10,290,302	5,421,424	5,778,555	2,101,027	13,301,006
ARS	15,078	—	—	15,078	5,257	—	—	5,257
CHF	185,664,378	—	—	185,664,378	—	175,762,373	—	175,762,373

Accounts payable, non-current	2,534,836	—	—	2,534,836	2,392,555	—	—	2,392,555
CLP	2,523,733	—	—	2,523,733	2,392,555	—	—	2,392,555
ARS	11,103	—	—	11,106	—	—	—	—

Accounts payable related companies	380,465	—	—	380,465	6,007,041	—	—	6,007,041
BRL	380,465	—	—	380,465	6,007,041	—	—	6,007,041

Other provisions, non-current	53,723,373	—	—	53,723,373	490,107	52,997,683	—	53,487,790
BRL	53,001,124	—	—	53,001,124	—	52,997,683	—	52,997,683
ARS	722,249	—	—	722,249	490,107	—	—	490,107

Deferred tax liabilities	224,967,885	—	—	224,967,885	113,608,651	47,772,196	19,089,372	180,470,219
CLP	102,389,788	—	—	102,389,788	94,801,758	—	1,231,565	96,033,323
BRL	60,256,153	—	—	60,256,153	—	47,772,196	—	47,772,196
ARS	43,461,030	—	—	43,461,030	18,806,893	—	—	18,806,893
PGY	18,860,914	—	—	18,860,914	—	—	17,857,807	17,857,807

Non-current provisions for employee benefits	20.160.468	—	—	20,160,468	15,499,538	249,254	2,725,154	18,473,946
CLP	19,338,456	—	—	19,338,456	14,799,923	249,254	2,725,154	17,774,331
ARS	18,574	—	—	18,574	5,242	—	—	5,242
PGY	803,438	—	—	803,438	694,373	—	—	694,373

Other non-financial liabilities	2,252,985	—	—	2,252,985	—	2,506,795	—	2,506,795
BRL	2,252,985	—	—	2,252,985	—	2,506,795	—	2,506,795
ARS	—	—	—	—	—	—	—	—

Total non-current liabilities	1,360,629,718	8,011,840	1,921,701	1,370,563,259	177,862,794	307,477,551	822,323,834	1,307,664,179
USD	310,800,461	1,719,561	1,056,841	313,576,863	1,509,143	1,203,965	259,130,959	261,844,067
EUR	172,072	622,056	226,879	1,021,007	323,054	357,058	446,054	1,126,166
UF	528,074,358	1,598,112	—	529,672,470	32,606,024	12,349,672	486,381,343	531,337,039
CLP	150,555,126	—	—	150,555,126	111,994,236	8,749,254	56,406,644	177,150,134
BRL	121,470,936	4,072,111	637,981	126,181,028	11,428,465	109,055,229	2,101,027	122,584,721
ARS	44,228,035	—	—	44,228,035	19,307,499	—	—	19,307,499
PGY	19,664,352	—	—	19,664,352	694,373	—	17,857,807	18,552,180
CHF	185,664,378	—	—	185,664,378	—	175,762,373	—	175,762,373

32  – SUBSEQUENT EVENTS

No other events have occurred subsequent to December 31, 2024, that may significantly affect the Company’s consolidated financial position.