Form 20-F
period 2025-12-31
ANDINA BOTTLING CO INC
filed 2026-04-01
CIK 925261

As filed with the Securities and Exchange Commission on April 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

◻ Yes ☒ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

●	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
●	“Andina Chile” means Andina’s consolidated subsidiaries in Chile, excluding VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.;
●	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
●	“Andina Brazil” and “RJR” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
●	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;
●	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;
●	“Envases CMF” means our affiliate, Envases CMF S.A.;
●	“ECSA” means our subsidiary, Envases Central S.A.;
●	“Re-Ciclar” means our subsidiary, Re-Ciclar S.A.;
●	“Circular-Pet” means Circular-Pet S.A.;
●	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
●	“VASA” means our subsidiary, Vital Aguas S.A.;
●	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A., which operates in Chile, Recofarma Indústrias do Amazonas Ltda., which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L., which operates in Argentina;
●	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antarctic and the provinces of Cachapoal and San Antonio;
●	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the State of São Paulo and the State of Minas Gerais;
●	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and
●	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and the Interpretations issued by the International Financial Reporting Standards IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2023, 2024 and 2025 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

●	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;
●	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;
●	changes in general economic, business, political or other conditions in the regions where we operate;
●	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;
●	changes in taxes;
●	the outcome of litigation against us;
●	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;
●	global developments that affect our markets, including potential changes related to trade and tariffs;
●	the monetary and interest rate policies of the central banks of the countries in which we operate;
●	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;
●	our inability to hedge certain risks economically;
●	capital and credit market conditions, including the availability of credit changes in interest rates;
●	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.;
●	the impact of the occurrence or resurgence of global or regional health events, and government measures aimed at limiting the spread of pathogens; and
●	the factors described under “Risk Factors.”

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

●	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations. Non-renewal of our authorization to produce and market its branded products, or other changes in our relationship, may adversely affect our business.
●	Our business is subject to regulation, which is complex and subject to change.
●	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.
●	The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, single-use packaging, and plastic bottles pollution, and if we do not address evolving consumer product and shopping preferences, our business could suffer.
●	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business that may adversely affect our financial results.
●	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.
●	A devaluation of the currencies of the countries where we have our operations against the Chilean peso could negatively affect our results as reported in Chilean pesos.
●	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk, price volatility and inflation, our profitability may be affected.
●	Negative information about our products or similar products on social media and similar platforms could adversely affect our reputation.
●	Instability in the supply of utility services and oil prices may adversely impact our results of operations.

●	Significant additional labeling or warning requirements may inhibit sales of our products.
●	Water scarcity, poor water quality and energy shortages could adversely impact our production costs and capacity.
●	Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.
●	Our ability to achieve our environmental, social and governmental goals are subject to risks, many of which are outside of our control and our reputation and brands could be harmed if we fail to meet such goals.
●	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.
●	Our business may be adversely affected if we are unable to maintain brand image and product quality.
●	Trademark infringement could adversely impact our beverage business.
●	We may not be able to successfully implement our expansion strategies or achieve the expected operational efficiencies or synergies from potential acquisitions.
●	Weather conditions or natural disasters may adversely affect our business.
●	Our business is subject to risks arising from pandemics.
●	Our insurance coverage may not adequately cover losses resulting from risks for which we are insured.
●	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
●	If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.
●	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.
●	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.
●	Social and political instability in the countries where we operate, including protests, civil unrest or significant policy changes, could disrupt operations and adversely affect our financial results.
●	If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through significant liabilities, a reduction of sales, increased costs or damage to our reputation.
●	Adverse judgments or determinations in tax proceedings to which we are, or may become, a party, may have a material adverse impact on our business and results of operations.
●	The countries in which we operate may adopt new tax laws or modify existing laws or their interpretations, to increase taxes applicable to our business or reduce existing tax incentives.
●	If we do not successfully comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, and our sales and profitability could suffer.
●	We may not be able to recruit or retain key personnel.

●	Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business.

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. The largest part of our net sales for 2024 and 2025, respectively, were derived from the distribution of soft drinks and other beverages bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expires in January 2027, one agreement for Brazil, which expires in October 2027, one agreement for Argentina, which expires in September 2027, and one agreement for Paraguay, which expires in March 2028. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

We are subject to various environmental laws and regulations in the countries where we operate, which apply to our products, containers and activities. If these environmental laws and regulations are strengthened or newly established in jurisdictions in which we conduct our business, we may be required to incur considerable expenses in order to comply with such laws and regulations. We are also subject to uncertainty regarding the interpretation of the environmental laws and regulations of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are difficult to predict. Such increased expenses may have a material adverse effect on our results of operations and financial position. To the extent we determine that it is not financially sound for us to continue to comply with such laws and regulations, we may have to curtail or discontinue our activities in the affected business areas.

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

A devaluation of the currencies of the countries where we have our operations against the Chilean peso could negatively affect our results as reported in Chilean pesos.

The Company reports its results in Chilean pesos, while a large part of its revenues comes from countries that use other currencies. During 2024 and 2025, 28% and 29% of the Company’s net sales were generated in Brazil, 25% and 22% in Argentina, and 9% and 9% in Paraguay, respectively. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Negative information about our products or similar products on social media and similar platforms could adversely affect our reputation.

Negative or inaccurate information concerning us or The Coca-Cola trademarks may be posted on social media and similar platforms of Internet-based communications at any time. This information may affect our reputation and adversely impact our business and results of operations.

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

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions.

Pandemics and related government measures could adversely affect our business and results of operations, potentially materially.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance for our principal facilities and other assets. Our insurance coverage protects us in the event we suffer certain losses resulting from fire, terrorism and natural disasters, such as earthquake and floods, or from business interruptions caused by such events. In addition, we maintain other insurance policies, including coverage for general liability, product contamination, and cyberattacks, among others. We cannot assure you that our insurance coverage will be sufficient or will provide adequate compensation for losses that we may incur.

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

Social and political instability in the countries where we operate, including protests, civil unrest or significant policy changes, could disrupt operations and adversely affect our financial results.

Recent global trends, including widespread electoral shifts and the rise of populist and far-right movements in Europe, the Americas and other regions, have weakened traditional coalitions and increased social polarization. Greater connectivity and access to information through social media and the internet have empowered citizens, making social movements and unrest easier to organize and escalate. In addition, factors such as economic inequality, abrupt policy changes, and perceived corruption can further intensify social tensions. In the countries where we operate, these dynamics may lead to protests, strikes, civil unrest, or regulatory uncertainty, which could disrupt production and distribution, affect supply chains, increase costs, and materially and negatively impact our business and financial results.

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

For further information, see “Risks Relating to Brazil – Brazil is a jurisdiction characterized by a high level of litigation. Within such litigation, tax-related matters may result in significant financial and reputational exposure.”

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

In addition to the significant macroeconomic challenges posed by health concerns, we could be exposed to experience negative impacts to our businesses, financial condition and results of operations as a result of geopolitical and other challenges and uncertainties globally, including inflation, increase in interest rates, increased unemployment, foreign exchange rates and recession or economic slowdown, changing policy positions or priorities. Currently, the world economy is facing several exceptional challenges.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China and other countries, Brexit, and the rise of populism and tensions in South America and Middle East. In addition, the war in Ukraine has had a significant impact on the global economy, affecting energy markets, supply chains and the prices of certain raw materials. Growing tensions, including those in the Caribbean between the United States and Cuba and Venezuela, may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Chile

Our growth and profitability depend significantly on economic conditions in Chile.

Our operations in Chile represented 42.4% and 42.7% of our assets as of December 31, 2024 and December 31, 2025, respectively, and 38.6% and 39.4% of our net sales for 2024 and 2025, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

In the presidential elections held in December 2025, José Antonio Kast was elected as the new President of Chile. Although the market anticipates that the upcoming change in administration could lead to the implementation of more business‑friendly policies that favor the private sector and investment, we cannot assure you that Chile’s economic policy will undergo substantive changes or that any such changes will materialize as expected. The new government may face political, legislative, or social constraints that hinder the implementation of its agenda, or it may choose to adopt measures that are not as favorable to the business environment. In such events, our operations and financial results could be adversely affected.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. During 2025, the Chilean peso had an average value of 951 Ch$/US$, reaching an average of 915 Ch$/US$ during the month of December, and ending the year at 907 Ch$/US$.

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

The measures taken by the Central Bank in the past to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions by the government have also contributed in the past to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts in Chile are UF-denominated or are indexed to the Chilean consumer price index. We cannot assure you that, under competitive pressure, we would be able to carry out price increases, without which our operating margins and operating income could suffer. Additionally, an important part of our financial debt in Chile is UF-denominated, and therefore the value of the debt reflects any increase in the inflation in Chile.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

Our operations in Brazil represented 29.0% and 31.1% of our assets as of December 31, 2024 and December 31, 2025, respectively, and 28.2% and 29.2% of our net sales for 2024 and 2025, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP grew by 3.2% in 2023, 3.4% in 2024 and 2.2% in 2025 according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or “IBGE”). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications to tax rates, tax incentives and operating mechanics in the applicability of such taxes. In late 2023, the Brazilian government approved the tax reform on consumption (through Constitutional Amendment No. 132/2023), later regulated by Complementary Law No. 214/2025), of which one of the main objectives was to simplify the taxes levied on consumption, reducing distortions and enhancing transparency for businesses operating in Brazil.

Brazil’s current tax system is considered one of the most complex in the world, with excess legislation, multiple tax regimes, complex and numerous ancillary obligations and high compliance costs.

By means of this tax reform, the main taxes currently levied on consumption have been reorganized into new taxes: (i) contribution on goods, rights and services (the “CBS”); (ii) tax on goods, rights and services (the “IBS”); and (iii) selective tax (the “IS”), which will be implemented during a transition period (from January 2026 to December 2032), until the new tax regime comes completely into effect.

The CBS, a federal contribution, and the IBS, a state and municipal tax, form a Dual-VAT model featuring broad incidence (i.e., the model taxes goods, services and rights), full non-cumulativeness (i.e. there is a broad right to tax credits which can be applied against future amounts due under the same tax) and the application of particular rates based on the destination of goods and services.

The IS is a federal tax levied on specific goods and services considered to be harmful to health or to the environment. Sugary drinks (classified on Mercosur Code (NCM) 2202.10.00), which we currently bottle and distribute, are subject to IS.

A key factor that may impact our profitability is the expiration of several tax incentives on which we currently rely. The few incentives of CBS and IBS to be granted are those specifically outlined in the Federal Constitution.

Under the scope of the transition period, the tax reform establishes a timeline for the gradual phase-out of ICMS tax burden and its tax incentives from January 2029 to December 2032. Furthermore, the Tax Benefits Compensation Fund (“FCBF”) was created to mitigate the effects of the reduction of the tax incentives. However, the right to FCBF resources depends on the accomplishment of certain requirements, such as the benefit having been granted until May 31, 2023, for a specific period and under specific conditions.

Since 2018, the Brazilian government has gradually reduced the IPI rates applicable to soft drinks concentrate. These changes have negatively affected our operations, since the reduction in the rates under the IPI tax on soft drinks concentrate also reduces the presumed tax credit derived from purchases of this concentrate from the Manaus Free Trade Zone that currently benefits RJR and the soft drinks industry as a whole.

As of January 1, 2027, IPI rates will be reduced to zero for goods: (i) manufactured outside the Manaus Free Trade Zone and (ii) manufactured in the Manaus Free Trade Zone that are subject to an IPI rate lower than 6.5%, as provided in the current Table of Incidence of the Tax on Industrialized Products (TIPI). Goods manufactured in the Manaus Free Trade Zone that are subject to an IPI rate equal to or higher than 6.5% will maintain their current IPI rates, as provided in the current TIPI.

Additionally, regarding the tax on income, the following other noteworthy law has been recently approved and may impact returns on investment: Law No. 15,270 dated November 26, 2025 establishing that dividends paid by Brazilian companies to non-resident investors will be subject to withholding income tax at a 10% rate.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.

Brazil is a jurisdiction characterized by a high level of litigation. Within such litigation, tax-related matters may result in significant financial and reputational exposure.

Rio de Janeiro Refrescos Ltda. (“RJR”), the Company’s Brazilian subsidiary, is currently a party to numerous judicial proceedings of various natures. The aggregate amount involved in such litigation currently amounts to approximately R$7,900 million. As part of these proceedings, the following tax-related matters stand out due to the size of the amounts claimed by adverse parties:

Our subsidiary RJR is involved in several tax proceedings in which the Brazilian federal tax authorities allege the existence of liabilities related to value added tax on industrialized products for an approximate total amount of R$3,625 million. These proceedings are at different administrative and judicial stages. We disagree with the Brazilian tax authorities’ position and believe that RJR is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that RJR’s likelihood of loss in most of these proceedings is classified as possible or remote. Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

RJR is party in three tax proceedings in which the Brazilian federal tax authorities (RFB) are charging Corporate Income Taxes (CIT), plus penalties and interest, involving an approximate total amount of R$1,190 million. These proceedings are related to the calendar-years of 2014 to 2018 and result from the disallowance of expenses from the tax deduction of (i) goodwill paid and registered by RJR, mainly upon the acquisition of the investment in Companhia de Bebidas Ipiranga (Ipiranga) in 2013, under the ground that the “real acquirer or investor” was a company located abroad (and not directly RJR); and (ii) interest expenses incurred by RJR under a loan agreement executed with Andina Bottling Investments to finance part of the purchase price paid to sellers of Ipiranga, arguing that such expenses were “unnecessary” to RJR. These proceedings were examined by the Administrative Tax Court (the “CARF”), second administrative level (appellate division of administrative court), which issued favorable decisions to RJR. CARF understood that the company complied with the legal requirements that authorize the goodwill deduction for tax purposes and determined the full cancelation of the debts charged by Brazilian federal tax authorities, mainly under the grounds that (i) the acquisition of Ipiranga was carried out between independent parties in accordance with the applicable law; (ii) all legal requirements established by the regime of Law N. 9,532/97 were observed; (iii) the goodwill registered by RJR was fully based on the expected future profitability of the acquired investment, which was demonstrated through technical valuation reports; (iv) there is no legal basis to support allegations of “real acquirer or investor” or other related grounds; and (v) the interest expenses incurred by RJR are normal and necessary expenses to its business activities and, therefore, should be qualified as deductible for tax purposes.

The National Treasury Attorney’s Office (the “PGFN”) was notified of these decisions and presented special appeals to the Higher Chamber of the Administrative Tax Court (the “CSRF”), third administrative level, in two tax proceedings related to the years of 2014 to 2016 involving an approximate total amount of R$ 745 million. The appeals filed by the PGFN were dismissed by a definitive decision, so that the favorable result to RJR is considered final, resulting in the full cancellation of the CIT debts. RJR is currently awaiting to be formally notified of the tax debts cancellation and its reflection in RFB’s system (including the remittance of the proceeding to RFB’s archive) which is expected to occur during 2026. The tax proceeding related to the calendar years of 2017 and 2018 (R$445 million) was remitted to PGFN after a decision that dismissed the merits of a Motion to Clarify presented to CARF. PGFN is also authorized to file a special appeal to CSRF in this case. However, we believe that any claim potentially presented by PGFN are without merit, as already recognized by final administrative decisions issued by CARF in the other cases referred above involving RJR.

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

Brazil is scheduled to hold general elections on October 4, 2026, with a potential presidential runoff on October 25. Upcoming elections may increase political uncertainty and market volatility, and any change in economic policy priorities could adversely affect investor confidence, Brazil’s fiscal stability, inflation, interest rates, and, consequently, our business and results of operations.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE), Brazilian annual rates of inflation for consumer prices were 4.6% in 2023, 4.8% in 2024 and 4.3% in 2025.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real appreciated 8% in 2023, depreciated 22% in 2024 and appreciated 13% in 2025 compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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

Our operations in Argentina represented 17.1% and 13.6% of our assets as of December 31, 2024 and December 31, 2025, respectively, and 24.8% and 22.2% of our net sales for 2024 and 2025, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentina’s real GDP decreased by 1.6% in 2023, decreased by 0.9% in 2024 and increased by 5.2% in 2025.

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

Fluctuations in the value of the peso continue to affect the Argentine economy. Since January 2002, the peso has experienced significant volatility, often following periods of high inflation and currency controls that artificially appreciated the value of the currency. Frequent devaluations have had an adverse effect on the ability of the Argentine government and Argentine companies to make timely payments on their foreign currency denominated obligations, have significantly reduced wages in real terms, and have negatively impacted the stability of businesses whose performance depends on the domestic market demand.

In an effort to reduce downward pressure on the value of the Argentine peso, the Argentine government has at times implemented policies aimed at maintaining the foreign currency reserves of the Central Bank of the Argentine Republic (“BCRA”), including measures that restrict the ability of private companies and individuals to purchase foreign currency. During 2025, the administration of President Milei announced plans to eliminate all foreign exchange restrictions. As of January 1, 2026, companies are permitted to remit dividends related to profits generated from financial statements closed in 2025.

In 2023, 2024 and 2025, the Argentine peso depreciated 78%, 22% and 29%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the Company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

The depreciation of the Argentine peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt, significantly reduce real wages and jeopardize the stability of businesses which success depends on domestic market demand. It may also, adversely affect the Argentine government’s ability to honor its foreign debt obligations. A significant appreciation of the Argentine peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the administration of President Javier Milei will be able to maintain its current monetary, fiscal, and exchange‑rate policies aimed at stabilizing the economy or what impact such policies could have on the value of the Argentine peso and, consequently, on our financial condition, results of operations, and cash flows, as well as on our ability to convert and transfer funds abroad in order to meet commercial or financial obligations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades. Historically, Argentina’s high inflation rates have resulted primarily from limited control over fiscal policy and the money supply. The country continues to face high inflationary pressures According to INDEC, the consumer price index (“CPI”) increased by 211.4% in 2023, while the wholesale price index (“WPI”) increased by 276.3%. In 2024, CPI increased by 117.8%, and WPI increased by 67.1%, according to INDEC. In 2025, INDEC reported a CPI increase of 31.5% and a WPI increase of 26.2%.

During 2023, 2024 and 2025, Argentina met the criteria to be considered a hyperinflationary economy under IAS 29, which include, among other factors, a cumulative three‑year inflation rate that approaches or exceeds 100%. Accordingly, IAS 29 must be applied to financial statements for fiscal years ending on or after July 1, 2018. IAS 29 also requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the end of the reporting period. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we have applied IAS 29 in the preparation of our financial statements and have reported the results of our operations in Argentina as if the economy had been hyperinflationary from January 1, 2018. In addition, the application of IAS 29, requires us to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (instead of the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

The persistent inflationary environment in Argentina, which has led to the application of IAS 29, also has broader macroeconomic effects that may materially impact economic activity and our operations in the country.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that foster economic growth. High inflation or a high level of price instability may materially and adversely affect the business volume of the financial system. This result, in turn, could adversely affect the level of economic activity and employment in the country.

High inflation also undermines Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates, thereby materially and adversely affecting economic activity and consumers’ income and their purchasing power, all of which could have a material adverse effect on our financial condition and operating results.

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

In the past the Argentine government has, from time to time, established price controls on consumer products. President Milei’s administration has repealed price control regulations in Argentina with the aim of achieving a more transparent and free market. To the extent that the price of our products in Argentina is again restricted by the government through price controls, the results of our Argentine operations may be materially affected. We cannot assure that price controls in Argentina will not be reinstated in the future.

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

The last presidential election in Argentina was held between October (first round) and November 2023 (runoff). As a result of the election, Javier Milei, the candidate of the La Libertad Avanza party, was elected president and took office on December 10, 2023. During the first two years of his presidency, President Milei sought to implement new monetary, fiscal, and exchange rate policies, which have had effects on our business. During 2024 and 2025, the economic policies implemented by the new administration—including exchange rate adjustments, the removal of price controls, and the partial liberalization of imports—resulted in a sharp contraction in mass consumer demand and changes in the composition of sales channels. In our business, these measures helped correct price distortions and improved our average selling prices; however, they also led to lower volumes, increased consumer price sensitivity, greater migration toward lower‑priced brands, and a weakening of the supermarket channel. Although the market showed some signs of recovery over the course of 2025, conditions deteriorated again in early 2026. We cannot assure you that these conditions will not intensify or that future economic policies will not adversely affect our operations in the country.

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

Under current Argentine law, and in spite of the new regulations issued or promoted by the current administration (including the Emergency and Necessity Decree DNU‑2023‑70‑APN‑PTE, dated December 20, 2023, the “Ley Bases” No. 27,742, and other measures issued in the areas of customs law and foreign trade), during 2025 we continue to be restricted from accessing the official foreign exchange market to make dividend payments in U.S. dollars, euros or other foreign currencies to the Company from our Argentine subsidiaries without prior approval from the Argentine Central Bank. Since January 1, 2026, access to foreign currency for dividend remittances relating to profits generated from financial statements closed in 2025 has been fully liberalized.

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

The Argentine government may standardize joint agreements that provide for wage increases for private sector employees, which could increase our operating costs.

In the past, the Argentine government has enacted laws, rules, and decrees requiring private sector employers to increase salaries and provide specific benefits to their workers. Although inflation has declined considerably during 2025, it remains elevated in comparison with levels in the other jurisdictions in which we operate and is expected to continue exerting pressure on labor costs. Furthermore, labor unions frequently demand large wage increases, and the Argentine government has implemented various policies aimed at reducing the adverse effects of inflation and exchange rate fluctuations on wages. Employers in both the public and private sectors continue to face strong pressure to raise wages due to the high rates of inflation. However, the Argentine government generally tends to validate and approve sector‑specific collective bargaining agreements, provided that the negotiated increases are consistent with projected inflation expectations.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Law No. 14,250 on Collective Bargaining Agreements, which, among other things, specify how salary negotiations and other labor negotiations should be conducted. The government of President Javier Milei, through the enactment of a Decree of Necessity and Urgency (DNU-2023-70-APN-PTE, dated December 20, 2023) instituted labor reforms that, among other issues, included significant changes to the aforementioned laws. However, this decree is currently on hold due to a judicial order. Nonetheless, these laws have been amended by Law 27,742 (Bases Law) enacted on June 27, 2024 by the National Congress, by virtue of which some of the reforms provided for in the aforementioned DNU-2023-70-APN-PTE were incorporated.

Government measures to preempt or respond to social unrest may affect the Argentine economy and our business.

In recent decades, Argentina has experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Certain social and political tension and high levels of poverty and unemployment continue. Unions frequently stage nationwide strikes and protests, and riots and lootings of shops and supermarkets in cities around the country have taken place at times of social turmoil. While during 2025 protests, demonstrations, and road blockades decreased, partly as a result of amendments introduced by the “Ley Bases” to labor legislation—which classified participation in such actions as serious labor misconduct and grounds for dismissal with cause—and the implementation of the national “anti‑blockade protocol” by the federal government, there can be no guarantee that such disruptions will not become more prevalent in the future.

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

Our operations in Paraguay represented 11.6% and 12.5% of our assets as of December 31, 2024 and December 31, 2025, respectively, and 8.7% and 9.4% of our net sales for 2024 and 2025, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political stability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP grew 5% in 2023, 4% in 2024 and 6% in 2025, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

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

The Paraguayan guaraní appreciated 1% in 2023, depreciated 7% in 2024 and appreciated 19% in 2025, in each case compared to the closing exchange rate as of the end of the prior period with the U.S. dollar.

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

Social and political instability in Paraguay, including protests, strikes, civil unrest or significant changes in government policies, could adversely impact our financial results.

The current environment in Paraguay may present risks associated with political polarization and potential social unrest, which could materialize in the form of strikes, road blockades and other disruptions that negatively affect logistics and business continuity. These risks could be further heightened if the government implements structural reforms or policy measures without broad social consensus, potentially triggering increased public dissatisfaction. In addition, uncertainty surrounding abrupt changes in public policies may alter market conditions and affect Paraguay’s overall risk perception, potentially discouraging foreign investment and adversely impacting our operations in the country.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 3.9% over the last five years, we cannot assure that it will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$262,079 million as of December 31, 2025 and an average monthly trading volume of approximately US$3,955 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

In September 2021, the distribution agreement under which our subsidiary RJR commercialized and distributed Heineken and Amstel branded beers in Brazil was terminated. On the same date, our subsidiary RJR and Heineken agreed a new distribution agreement, pursuant to which RJR began to market and distribute Eisenbahn and Tiger branded beers, and continued to market and distribute beers from the Sol Premium, Kaiser and Bavaria branded beers, within its franchise territories in Brazil.

In September 2021, Andina Brazil acquired 50% of the Therezópolis beer brands from the company Greenday Natural Products Gestão de Ativos Ltda., for R$35 million.

In September 2021, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Estrella de Galicia Importação e Comercialização de Bebidas e Alimentos Ltda., with a term of 12 years, for the distribution of branded beers Estrella Galicia throughout the Brazilian territory with exclusivity.

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

In June 2024, the termination of the Distribution Contract between Cervejarias Kaiser Brasil Ltda, HNK BR Indústria de Bebidas Ltda, and RJR was signed. This contract, which covered the marketing and distribution of Eisenbahn, Tiger, Sol Premium, Kaiser, and Bavaria branded beers, ended on October 1, 2024.

On February 10, 2025, the distribution of CERPA Beer began pursuant to the contract between CERPA Cervejaria Paraense S/A and RJR. This contract was authorized by the Master Contract, signed on January 31, 2025, by the Coca-Cola Brazil system for the distribution of the CERPA brand beer portfolio throughout Brazil.

On October 3, 2025, the manufacturing operation of CERPA Beer began between CERPA Cervejaria Paraense S/A and RJR, with the objective of manufacturing Cerpa Cervejarias Paraense S/A beers at its factory in Duque de Caxias.

On December 4, 2025, a supply agreement was signed between Estrella De Galicia Importação e Comercialização de Bebidas e Alimentos Ltda. and RJR, allowing the latter to manufacture products for the sole purpose of selling them to Estrella Galicia.

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

In December 2017, EDASA, together with Monster Energy Company, entered into an agreement in which Monster Energy Company named Embotelladora del Atlántico S.A. as distributor in the franchise territory of Andina Argentina of the products bearing the Monster brand for an initial period of 10 years. In February 2018, we began commercializing and distributing Monster products entering the category for energy drinks. Also, in April 2021 EDASA, together with Monster Energy Company, entered into an agreement whereby Monster Energy Company appointed Embotelladora del Atlántico S.A. as the manufacturer of products (copacking services) bearing the Monster brand for an initial term of 5 years. Subsequently, on January 15, 2025, EDASA and Monster Energy Company entered into a manufacturing agreement with a term of 5 years, automatically renewable for up to two additional successive five‑year periods, subject to the fulfillment of certain conditions.

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

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2023-2025 period:

	Year ended December 31,
	2023	2024	2025

	(in millions of Ch$)
Chile	107,314	75,830	73,557
Brazil	54,082	115,079	115,963
Argentina	44,729	89,694	45,357
Paraguay	16,495	21,916	41,851
Total	222,620	302,519	276,728

Our total capital expenditures were Ch$222,620 million in 2023, Ch$302,519 million in 2024 and Ch$276,728 million in 2025. Expenditures in 2025 were mainly to finance productive investments, primarily in Brazil and Chile.

In 2025, capital expenditures were principally related to the following:

Argentina

●	Returnable containers (glass and PET bottles) and bottles cases;
●	Coolers / Cold Equipment;
●	Productivity and cost‑optimization projects, including NRGB 237 bottle labeling improvements, finished goods and raw‑materials racks, and other sustainability initiatives (e.g., water treatment, recycling and effluent‑treatment systems);
●	Investments due to obsolescence, with significant impact on forklift replacements; and
●	Hardware technology upgrades and software development aimed at productivity and management improvements, including migration to SAP HANA.

Brazil

●	Acquisition of a new logistics site adjacent to Jacarepaguá plant in Rio de Janeiro;
●	Beer production facility within the Duque de Caxias plant;
●	Acquisition and installation of a mineral water line within the Duque de Caxias plant;
●	Returnable bottles (Ref PET and glass bottles) and plastic bottle cases;
●	Production lines and equipment for Andina plants;
●	Renewal of part of the trucks and forklifts for industrial and logistics areas;
●	Cold drink equipment and other equipment for the point of sale;
●	Improvements in management systems, including migration to SAP HANA; and
●	Machinery to increase efficiency and productive capacity.

Chile

●	Commissioning of the new wastewater treatment plant;
●	Start-up of the nanofiltration project aimed at reducing the water ratio; and
●	Initiation of the migration process to SAP HANA.

Paraguay

●	New Returnable Glass Bottle (RGB) production line;
●	Expansion of fructose storage capacity;
●	Returnable bottles and plastic cases;
●	Coolers / Cold equipment;
●	Expansion of the finished goods warehouse; and
●	Improvements in management systems, including migration to SAP HANA.

We have budgeted approximately US$250 million for our capital expenditures in 2026, which are expected to be mainly used for the following purposes:

●	Implementation of a new returnable packaging line in Brazil, enabling a more efficient response to market demand;
●	Expanded infrastructure to increase storage capacity in Brazil;
●	Productivity improvements and investment in continuity projects in Chile;
●	Industrial upgrades and increased production capacity in Argentina and Paraguay, including improvements in production lines, piping, boilers, and other equipment;
●	Industrial upgrades and additional productive investments in Brazil, complementing the initiatives mentioned above—such as the multi‑category line in Duque de Caxias and the can line in Ribeirão Preto; and
●	Investment in assets for regional AdeS production in Brazil.

For 2026, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2026 may change based on market conditions and how the economy evolves in the countries where we operate.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2025, we had consolidated net sales of Ch$3,344,836 million and total sales volume of 945.8 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 63.9% of our consolidated net sales during 2025, we also:

●	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company, and flavored waters in Chile, Argentina, Brazil and Paraguay;
●	produce, sell and distribute iced tea, matte beverages in Brazil;
●	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
●	produce, sell and distribute energy drinks in Argentina, Brazil and Chile under trademarks owned by Monster Energy Company, and sell and distribute these products in Paraguay;
●	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;

●	sell and distribute beer in Brazil under the Therezópolis, Estrella Galicia, Cerpa and Tijuca brands. In March 2025, we began a new partnership with Cerpa Brewery, and we started beer production at our Duque de Caxias plant — launching Therezópolis in August 2025 and Tijuca in November 2025;
●	sell and distribute spirits, wines and other alcoholic beverages in Brazil under the group Campari SPA’s brands;
●	produce, sell and distribute alcoholic ready-to-drink beverages in Brazil and sell and distribute these alcoholic ready-to-drink beverages in Argentina, Chile and Paraguay;
●	sell and distribute beer, sparkling wine, spirits, wine and other alcoholic products in Argentina under the Grupo Peñaflor brands;
●	sell and distribute beer, spirits and wine in Chile;
●	sell and distribute beer, spirits and other alcoholic beverages in Paraguay;
●	sell and distribute confectionery in Brazil under the Perfetti Van Melle Brazil’s brands: Mentos and Fruittella; and
●	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2025.

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

The following table sets forth the brands of the non-alcoholic beverages that we distribute by country as of December 31, 2025:

	Argentina		Brazil		Chile		Paraguay

Soft drinks
Coca-Cola	✓	PR	✓	PR	✓	PR	✓	B
Coca-Cola Light	✓	PR			✓	PR
Coca-Cola Plus Café	✓	PR	✓	PR
Coca-Cola Zero/Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Crush Light/Zero/Sin azúcar	✓	PR					✓	PR
Fanta	✓	PR	✓	PR	✓	PR	✓	PR
Fanta Zero/Sin azúcar	✓	PR	✓	PR	✓	PR
Inca Kola					✓	PR
Inca Kola Zero					✓	PR
Kuat			✓	PR
Nordic					✓	PR
Nordic Zero					✓	PR
Schweppes	✓	PR	✓	PR	✓	PR	✓	PR
Schweppes Light/Zero/Sin azúcar	✓	PR	✓	PR	✓	PR
Schweppes Tónica	✓	PR	✓	PR	✓	PR	✓	B
Schweppes Tónica Light	✓	PR	✓	PR	✓	PR	✓	PU
Sprite	✓	PR	✓	PR	✓	PR	✓	PR
Sprite Zero/ Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Juices
Cepita	✓	PR			✓	PU
Cepita Nutridefensas	✓	PR
Del Valle 100%			✓	PU
Del Valle Fresh			✓	PR	✓	PR
Del Valle Frut			✓	PR	✓	PR
Del Valle Mais			✓	B
Del Valle Mais Light			✓	PR	✓	PR
Frugos Light/Sin azúcar/0%							✓	PR
Guallarauco Aloe Vera					✓	PR
Guallarauco Jugo					✓	PR
Guallarauco Limonada					✓	PR
Guallarauco Nectar					✓	PR
Guallarauco Vitamin					✓	PR
Kapo			✓	PR	✓	PR	✓	PR
Waters
Aquarius	✓	PR			✓	PR	✓	PR
Aquarius Zero	✓	PU
Benedictino	✓	PR			✓	PR	✓	PR
Benedictino Sabores					✓	PR
Bonaqua	✓	PR
Crystal			✓	PR
Crystal Sabores			✓	PR
Dasani							✓	PR
Glaceau Vitamin Water					✓	PR
Guallarauco Agua de Fruta					✓	PR
Vital					✓	PR
Other non-alcoholic beverages
AdeS Frutales	✓	PR	✓	PU	✓	PU	✓	PU
AdeS Leches	✓	PR	✓	PU	✓	PU
Fastlyte			✓	PR
Leão Ice Tea			✓	PR
Leão Ice Tea Light/Zero/sin azúcar			✓	PR
Leão Sabores			✓	PR

	Argentina		Brazil		Chile		Paraguay

Matte Leão			✓	PR
Matte Leão Zero			✓	PR
Monster	✓	PR	✓	PU	✓	PR	✓	PU
Monster Zero/Light/Sin azúcar	✓	PR	✓	PU	✓	PR	✓	PU
Powerade	✓	PR	✓	PR	✓	PR	✓	PR
Powerade Zero/Light/Sin azúcar			✓	PR	✓	PR
Reign			✓	PU	✓	PR

Symbology
PR	Produced
PU	Purchased
B	Both (Produced and Purchased)

In addition to non-alcoholic beverages portfolio, we sell and distribute beer, spirits, wine and other alcoholic products in Chile; produce, sell and distribute pre-mixed cocktails, spirits and other alcoholic beverages in Brazil, produce (Therezópolis and Tijuca), sell and distribute beer in Brazil and sell and distribute confectionery in Brazil, sell and distribute beer, spirits, wine, and other alcoholic beverages in Argentina, and sell and distribute beer in Paraguay.

In Argentina we distribute the Antares beer brand; wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, Unánime, Demencial and El Cazador; spirits of the brands Baileys, Gin Tanqueray, Vodka Smirnoff, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky White Horse, Gin Gordon, and other alcoholic products from the Frizze and Smirnoff ICE brands.

In Brazil we distribute Therezópolis, Estrella Galicia, Cerpa and Tijuca beers; spirits of the brands Aperol, Bulldog, Campari, Cinzano, Cynar, Dreher, Drury’S, Old Eight, Sagatiba, Skyy, Bickens, Frangelico and Wild Turkey; wines and sparkling wines from Liebfraulmilch, and other alcoholic products of the brands Schweppes, Jack Daniels & Coca-Cola, Absolut Vodka & Sprite.

In Chile we distribute beers of the brands Budweiser, Corona/Coronita/Corona Light, Stella Artois, Becker, Cusqueña, Báltica, Kilómetro 24.7, Quilmes, Michelob Ultra, Modelo, Pilsen del Sur, Malta del Sur, Leyendas de origen, Quilmes Sin Alcohol, Budweiser Zero, Corona Sin Alcohol and Stella Artois sin alcohol; we also distribute spirits of the brands Baileys, Bourbon Bulleit, Gin Tanqueray, Ron Cacique, Ron Pampero, Ron Zacapa, Sheridan’s, Tequila Don Julio, Vodka Ciroc, Vodka Smirnoff, Whisky Bell’s, Whisky Buchanan’s, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Sandy Mac, Whisky Singleton, Whisky Vat-69, Whisky White Horse, Pisco Monte Fraile, Pisco Hacienda La Torre, Pisco Alto del Carmen/Alto del Carmen Ice, Pisco Capel/Capel Ice, Pisco Brujas de Salamanca, Pisco Artesanos del Cochiguaz, Ron Maddero, Gin Gordon, Lepac and Gin Tanqueray Zero. We also distribute wines and sparkling wines of the brands Prologo Late Harvest, Vino Grosso, Espumante Francisco de Aguirre, Espumante Sensus, Espumante Myla, 120, Amaranta/Amaranta Spritz, Bodega Uno, Cabernario, Carmen, Casa Real, Cavanza, Doña Paula, Floresta, Hermanos Carrera, Heroes, Invictas, Los Cardos, Medalla Real, Rita, Sangria Guay, Santa Rita, Terra Andina, Pkdor, Bougainville, Cigar Box, Pewen, Secret Reserve, Triple C, Carmen Late Harvest and 120 Dulce, and other alcoholic products of the brands Smirnoff ICE, Jack Daniels & Coca-Cola, Absolut Vodka & Sprite, Coctel Alto del Carmen Ice, Amaranta Spritz, Coctel Artesanos del Cochiguaz, Coctel Capel, Coctel Estrella del Elqui, Coctel Inca de oro, Coctel Stellar Ice, Jack&Coke Zero, Coctel 120 Sabores and Coctel 120 Spritz.

In Paraguay, we distribute beers from the Budweiser, Corona/Coronita/Corona Light, Stella Artois, Michelob Ultra, Brahma, Ouro Fino, Patagonia Amber, Pilsen, SKOL and Leyendas de Origen brands. We also distribute spirits such as Johnnie Walker Whisky, Aperol, Campari, Cinzano, Gordon’s Gin, as well as other alcoholic products under the Smirnoff ICE brand.

All the alcoholic products we commercialize are purchased from our commercial partners, except for some beers and pre-mixed cocktails produced in Brazil.

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

During 2025, Chile accounted for 33.6% and 39.4% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2025 of Ch$632,405 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2023		2024		2025

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	464,262	130.7	496,257	133.8	519,280	135.1
Flavored soft drinks	111,412	30.2	110,556	29.4	113,125	28.4
Total	575,674	160.8	606,813	163.2	632,405	163.5

As of December 31, 2025, we sold our products to approximately 73,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2023	2024	2025

	(%)
Mom & Pops (1)	46	46	48
Supermarkets	30	30	29
On premise	13	13	13
Wholesale distributors	11	11	11
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells nectar, fruit juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the following brands: Del Valle (fruit juices and nectars), Kapo (flavored soft drink), Powerade (isotonic beverage), Glaceau Vitamin Water (vitamin‑ and mineral‑fortified flavored water), and Fastlyte (electrolyte beverage), as well as Guallarauco products (juices and nectars). VJ S.A. also commercializes Ades (soy juice). Vital Aguas S.A. is responsible for bottling mineral and mineralized water under the brand Vital. Additionally, in Chile, Andina produces purified water under the Benedictino brand.

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

In 2025, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$382,058 million, and net sales of beer and spirits were Ch$304,673 million.

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

During 2025, Brazil accounted for 37.8% and 29.2% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$724,962 million in 2025. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2023		2024		2025

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	448,129	192.3	549,401	216.0	613,187	234.4
Flavored soft drinks	86,889	45.7	108,901	50.5	111,775	49.5
Total	535,018	238.1	658,302	266.4	724,962	283.9

As of December 31, 2025, we sold our products to approximately 84,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2023	2024	2025

	(%)
Mom & Pops (1)	32	33	33
Supermarkets	33	32	33
On premise	13	12	11
Wholesale distributors	23	23	23
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: beginning in September 2021, we sell and distribute beer under the Therezópolis, Estrella Galicia, Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária brands; however, as of October 2024, Andina Brazil and Heineken terminated their Distribution Agreement for the brands Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária. Starting in August 2025, we began producing beer in Brazil under Therezópolis and Tijuca brands. We also produce, sell and distribute alcoholic ready-to-drink Jack & Coke, Schweppes Mixed and Absolut Vodka & Sprite. We sell and distribute water under the labels Crystal and Crystal Flavored Water, ready-to-drink juices under the labels Del Valle Mais, Del Valle Frut, Del Valle 100% and Kapo, energy drinks under the brand names Monster and Reign, isotonic drinks under Powerade brand and Matte Leão, Leão Ice Tea and Guaraná Power ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS. From May 2022 we started to distribute alcoholic beverages from Campari´s portfolio under the brand names Campari, Aperol, Sagatiba, Dreher, Old Eight, Drury’S, Skyy, Bulldog, Cinzano, Cynar, Liebfraulmilch, Bickens, Espolon, Frangelico and Wild Turkey.

Confectionery: from September 2023, we started sell and distribute candy and gum from the Perfetti’s brands: Mentos and Fruittella.

In 2025, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$227,362 million, and net sales of beer and other alcoholic products were Ch$24,584 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego.

During 2025, Argentina accounted for 19.4% and 22.2% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$553,642 million in 2025. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2023		2024		2025

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	256,586	122.6	455,417	112.0	415,160	115.8
Flavored soft drinks	87,848	39.7	151,420	32.3	138,482	34.9
Total	344,434	162.3	606,837	144.3	553,642	150.6

As of December 31, 2025, we sold our products to approximately 66,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2023	2024	2025

	(%)
Mom & Pops (1)	33	38	39
Supermarkets	32	24	21
On premise	7	7	7
Wholesale distributors	28	31	33
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua and Benedictino. In addition, we produce, sell and distribute ready to drink juices under the Cepita brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and produce, sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We distribute beers of the brand Antares; wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, Unánime Demencial and El Cazador; spirits such as Baileys liqueurs, Tanqueray Gin, Smirnoff Vodka, J&B Whisky, Johnnie Walker Whisky, Old Parr Whisky, White Horse Whisky and Gin Gordon; and other alcoholic beverages under the brands Frizze and Smirnoff ICE.

In 2025, net sales of juices, waters, seed-based beverages, sports, energy drinks and alcoholic beverages in Argentina were Ch$172,904 million. These values also consider the commission for distribution of alcoholic products.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country.

During 2025, Paraguay accounted for 9.1% and 9.4% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$229,768 million in 2025. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2023		2024		2025

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	113,878	38.3	146,320	44.3	161,014	43.9
Flavored soft drinks	59,587	23.9	66,192	23.0	68,753	22.3
Total	173,464	62.2	212,512	67.3	229,768	66.3

As of December 31, 2025, we sold our products to approximately 52,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2023	2024	2025

	(%)
Mom & Pops (1)	38	37	36
Supermarkets	14	13	15
On premise	13	12	13
Wholesale distributors	36	37	36
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

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

During September 2023 we began to distribute in Paraguay alcoholic beverages, mainly Beers, under the brands Brahma, Budweiser 66, Skol, among others. We also distribute spirits such as Johnnie Walker Whisky, Aperol, Campari, Cinzano, Gordon’s Gin, as well as other alcoholic products under the Smirnoff ICE brand.

In 2025, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$63,825 million and net sales of beer and other alcoholic products were Ch$21,067 million.

Distribution

Chile

Soft Drinks, Juices, Waters and Other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) trucks owned by third parties (402 trucks) which provide exclusive distribution service, and (ii) our own trucks (460 trucks). In 2025, 100% of our distribution was carried out by exclusive third-party trucking companies. Distribution of all Andina beverages in Chile is carried out from distribution centers and production facilities. In most cases, the transportation company collects payment in cash or checks from the customer. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 29.5% of the total volume sold of non-alcoholic beverages in 2025. Certain important customers (such as supermarkets) maintain accounts receivable with us, which are settled on average every 45.2 days after invoices are issued.

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

Brazil

Soft Drinks, Juices, Waters, Other Non-alcoholic, Alcoholic Beverages and Confectionery: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks, (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2025, 13.3% was distributed by exclusive distributors, 2.2% by independent transport companies and 84.5% by our own trucks. Distribution of all Andina Brazil’s beverages takes place from distribution centers and production facilities.

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

In 2002, The Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola system of beer produced and imported by what is now Heineken. In July 2017 Heineken Brazil notified Andina Brazil of the termination of the agreement by virtue of which Andina Brazil commercialized and distributed Heineken-branded beers in Brazil, which was effective until March 2022. During 2020, the Coca-Cola system in Brazil and Heineken reached a new agreement to redesign their distribution partnership in Brazil. As per the agreement, which became effective as of September 2021 and has an initial five year term of duration, the Coca-Cola system in Brazil would discontinue the distribution of Heineken and Amstel brands but would continue to offer the Kaiser, Bavaria and Sol brands, and would complement this portfolio with the Eisenbahn and Tiger. Additionally, as part of the redesign of the distribution partnership, the agreement allowed the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions.

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

In June 2024, an agreement to terminate the Distribution Agreement between Cervejarias Kaiser Brasil Ltda, HNK BR Indústria de Bebidas Ltda and RJR to market and distribute Eisenbahn, Tiger, Sol Premium, Kaiser and Bavaria branded beers was signed, to take effect starting on October 1, 2024.

On February 10, 2025, the distribution of CERPA Beer began pursuant to the contract between CERPA Cervejaria Paraense S/A and RJR. This contract was authorized by the master contract, signed on January 31, 2025, by the Coca-Cola Brazil system for the distribution of the CERPA brand beer portfolio throughout Brazil.

On October 3, 2025, the manufacturing of CERPA Beer began between CERPA Cervejaria Paraense S/A and RJR, with the objective of manufacturing Cerpa Cervejarias Paraense S/A beers at its factory in Duque de Caxias.

On December 4, 2025, a supply agreement was signed between Estrella De Galicia Importação e Comercialização de Bebidas e Alimentos Ltda. and RJR, allowing the latter to manufacture products for the sole purpose of selling them to Estrella Galicia.

Argentina

Soft Drinks, Juices and Waters: in 2025, 66% of EDASA’s Coca-Cola NARTD volume was distributed by direct distribution and 34% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

Other Beverages: Currently, Andina Argentina sells and distributes products belonging to the alcohol category, which are purchased from Grupo Peñaflor S.A., as a result of a commercial purchase and sale agreement with that company starting in September 2022. Under this agreement, Andina Argentina uses its distribution system to sell and distribute beer, sparkling wines, ARTDs (alcoholic ready-to-drink beverages), wines (from different segments such as table wines, young wines and aged wines), and alcoholic beverages such as spirits, gin, vodka and whiskey in the territory comprising the provinces of Mendoza, San Juan, San Luis, the northwest area of the city of Córdoba, and the locality of Villa María.

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

In addition, in December 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company. Also, in April 2021 EDASA, together with Monster Energy Company, entered into an agreement whereby Monster Energy Company appointed Embotelladora del Atlántico S.A. as the manufacturer (Copacking services) of products bearing the Monster brand for an initial term of 5 years. Subsequently, EDASA, together with Monster Energy Company, entered into a manufacturing agreement on January 15, 2025, with a five-year term, automatically renewable for up to two additional successive five-year periods, subject to the fulfillment of certain conditions

Paraguay

Soft Drinks, Juices and Waters: In 2025, PARESA distributed 90.7% of its products through direct distribution (independent transport companies), and 9.3% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.”

The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2023				2024				2025
	Chile	Brazil[1]	Argentina	Paraguay	Chile	Brazil[1]	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay

	(%)
Coca-Cola soft drinks	65	62	60	75	65	63	58	75	65	65	57	76
Pepsi Bottler soft drinks	31	20	14	6	31	19	13	5	31	19	13	5
Other soft drinks	4	18	26	19	4	18	29	20	4	16	30	19
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

1 In Brazil, during 2025, A.C. Nielsen carried out a reprocessing of data from 2024 and 2023 for comparability purposes.

Chile

Soft Drinks: the soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own soft drinks brands (e.g., Bilz and Pap). Based on reports by A.C. Nielsen, we estimate that in 2025, our average soft drink market share within our franchise territories was 64.6%.

Other beverages: our main competitor in the water market is CCU, which has its own brand (Cachantun and +Mas), where there is also competition from other low-priced brands (“B-Brands”). Our main competitors in the juice segment are the Watt’s-CCU joint venture, Córpora Tres Montes and three of the main milk producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The market for fruit-flavored beverages in Chile also includes lower-cost concentrates of lower quality and artificially flavored powdered soft drink mixes. We do not consider these products to compete with our water and juice business as we believe these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2025, our average market share within our Chilean franchise territories reached approximately 33.9% for juices and others segment and approximately 44.2% for waters.

In the different alcoholic categories, Andina’s main competitor in Chile is CCU, which through different business models distributes beers (its main brands are Escudo, Cristal, Royal and Heineken), spirits (brands from the Pernod Ricard portfolio), piscos (Control and Mistral brands, among others) and wines (including Viña San Pedro brands such as Castillo de Molina, among others).

Brazil

Soft Drinks: the soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2025, our average soft drink market share within our Brazilian franchise territories was approximately 64.7%.

Other Beverages: in the beer sector, Andina Brazil’s main competitor is AmBev which during 2025 had a very dominant position in the Brazilian market. AmBev stands out in the advancement of digital platforms, both in B2B (Bees) and D2C (Zé Delivery). Based on reports by A.C. Nielsen, we estimate that in 2025, our average market share for waters reached 25.1%, where we distributed under the Crystal and Glaceau SmartWater brands. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2025, our average market share was 42.1%.

Argentina

Soft Drinks: the soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by AB InBev. The most significant B-brands competitors are: Pritty, Refres Now (Manaos), Productores de Agua (Cunnington) and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2025, our average soft drink market share within our Argentine franchise territories reached approximately 57.0%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua and Benedictino. Based on reports by A.C. Nielsen, we estimate that in 2025, our average market share was 14.7%. In addition, the Juices and others market is serviced by the Cepita, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2025, our average market share was 45.9%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: the soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our largest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 10.4% market share in 2025. In 2025, Pepsi had a market share of 5.07%, and is produced and marketed by the Vierci Group, a local franchisee. Following the merger between the Vierci Group and Bebidas del Paraguay, part of the CCU Group, Pepsi operations were integrated into Bebidas del Paraguay. Based on reports by A.C. Nielsen, we estimate that in 2025, our average soft drinks market share within our Paraguayan franchise territories was approximately 75.6%.

Other Beverages: we are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2025, our average market share was 51.4% with our Dasani, Aquarius and Benedictino brands. The market for Juices and others is serviced through the Del Valle, Kapo, Fresh and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2025, our average market share was 59.0%.

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

Sales

In 2025, total sales of AEASA reached Ch$27,878 million, of which Ch$14,618 million corresponded to sales to EDASA, Ch$3,178 million corresponded to sales to other related companies of the group and Ch$10,082 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Uruguay and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

In Chile, the availability of suppliers for these inputs is limited. CMF, Sinea and Syphon are the main suppliers of PET resin raw materials, returnable containers and preforms, as well as a main supplier of caps, cases and other plastic resin inputs. In Chile the only other supplier with similar production capacities is Plasco S.A., which primarily manufactures for ECUSA, the Pepsi bottler in Chile.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Coca-Cola de Chile S.A.
●	Sweeteners (Sugar/Fructose): Iansa Ingredientes S.A., Iansagro S.A., Compañía Inversora Industrial S.A. and Comercializadora de Productos Panor Ltda.
●	Preform plastic containers: Envases CMF S.A.

●	Glass containers: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.
●	Cardboard / Pallet / Hardboard: Corrupac S.A. and Envases Impresos Cordillera S.P.A.
●	Carbon dioxide: Linde Gas Chile S.A.
●	Thermo-contractible: Plásticos Arpoli S.P.A.

In 2025, 88% of the variable cost of sales of soft drinks corresponded to the main raw materials and finished products purchased by Andina in Chile. The cost of each raw material within the total of main raw materials is the following: concentrate represents 67%, sweeteners 16%, non-returnable bottles 10%, bottle caps 2%, carbon dioxide 1% and other raw materials 3%. Water is not an important raw material cost. Additionally, the cost of finished products acquired from our subsidiaries, such as ECSA, is included in the cost of soft drink sales. These costs represent 18% of total soft drink cost of sales and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: the main raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 4.5%, fruit pulp and juices 23.3%, concentrate 29.5%, containers 24.1%, wrapping material 4%, caps 5.5%, and other raw material 9.1% all of which during 2025 accounted for 75.3% of total costs for sales of juice, including packaging. Additionally, AdeS and Del Valle canned finished products represented 4.4% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 44.4%, concentrate 33.9%, caps 9.5%, wrapping material 7.6%, carbonation 1.8%, and other raw materials 2.8%, all of which during 2025 accounted for 72.5% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda.
●	Sweeteners (Sugar/Fructose): Usina Alta Mogiana S.A. Açúcar e Alcool.
●	Preform plastic containers: Valgroup Rj Industria De Embalagens Rigidas Ltda.
●	Returnable plastic containers: RioPet Embalagens S.A.
●	Cans: Crown Embalagens Metalicas Da Amazonia S.A.
●	Caps: Valgroup Mg Industria De Embalagens Rigidas Ltda.
●	Reels (tetrapak): Tetra Pak Ltda.
●	Labels: Pp Print Embalagens S.A.
●	Electricity/Gas: Ecogen Rio Soluções Energeticas S.A.
●	Water: Igua Rio De Janeiro S.A.
●	Thermo-contractible: Valgroup Brasil II Industria De Embalagens Plasticas Ltda.

In 2025, 76.0% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 49.6%; sugar and artificial sweeteners 14.6%; non-returnable bottles 16.2%; cans 12.5%; bottle caps 2.7%; carbon dioxide 1.5% and other raw materials 2.9%.

Argentina

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
●	Sweeteners (Sugar/Fructose): Ingrecor S.A., Glucovil Argentina S.A. and Complejo Aliment. San Salvador S.A.
●	Preform plastic containers: Andina Empaques Argentina S.A.
●	Resin containers: Alpek Polyester Argentina S.A. and Circular-Pet S.A.
●	Reels (tetrapak): Tetra Pak S.R.L.
●	Glass containers: Cattorini Hnos. S.A.C.I.F.E I.
●	Labels: Envases John S.A.
●	Cans: Ball Envases de Aluminio S.A.
●	Carbon dioxide: Praxair Argentina S.R.L.

In 2025, 66.1% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 61.8%, sugar and artificial sweeteners 12.3%, non-returnable bottles 13.3%, bottle caps 2.7%, carbon dioxide 0.9%, cans and caps 5.9%, and other raw materials 3.3%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2025.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2025, this raw material was mainly purchased from Alpek Polyester Argentina S.A., Jiangsu Sanfangxiang Group Co., Ltd, Ecopek S.A and Circular-Pet S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), or PP (Polypropylene) resin which during the year 2025 was bought mainly from PBB Polisur S.A., The Dow Chemical Co. Petroquímica Cuyo S.A. and PTT Global Chemical Public Company.

In 2025, AEASA’s costs for PET resin accounted for 19% of the total variable cost of its sales.

Paraguay

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda. and Servicios y Productos para Bebidas.
●	Sweeteners (Sugar/Fructose): Inpasa del Paraguay S.A., Ingrecor S.A., Azucarera Paraguaya S.A., Ardion S.A. and Alcotec Sociedad Anónima.
●	Resin containers: Industrias PET S.A.E.C.A.
●	Reels (tetrapak): Tetra Pak Global Distribution S.A.
●	Thermo-contractible: Industria Plástica Del Norte S.A.
●	Caps: Andina Empaques Argentina S.A.

●	Cans: Embotelladora Andina S.A.

During 2025, 75% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 47%, sugar and artificial sweeteners 16%, non-returnable bottles 13%, bottle caps 4%, carbon dioxide 1% and other raw materials 19%. Additionally, AdeS finished products for the sale of juices and soft drink cans purchased from third parties represented 3% and 4% of total variable costs, respectively.

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

In Brazil, pursuant to the existing distribution agreements with Estrella Galicia, Cerpa, Campari, Monster and Perfetti Van Melli, these companies are responsible for planning and managing advertising, marketing and promotional activities related to beer, alcoholic beverages, energy drinks and confectionery, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Estrella Galicia, Cerpa, Campari, Monster and Perfetti’s prior approval. The parties have agreed to assume jointly the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

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

In September 2016, November 2016, February 2018 and May 2019, Andina (Chile), Andina Brazil, Andina Argentina and Paraguay Refrescos, respectively, began to commercialize the Monster Energy energy drink. This brand is part of the collaboration agreement entered into during 2015 by The Coca-Cola Company and Monster Energy, which included the production and distribution of its products in Argentina and the distribution of its products in Coca-Cola system territories such as Chile, Brazil and Paraguay. While we implement communication and trade marketing at points of sale, all brand marketing activities—such as campaigns, packaging, advertising, image assets and related materials—are carried out directly by Monster Energy.

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our main channels are “mom and pops” which are small retailers, “on premise” consumption such as restaurants and bars, “supermarkets” and “wholesale distributors.” Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drinks and other beverages consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product portfolio, price, promotions, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel. Our “mi” B2B platforms, “mi Andina” (in our operations in Argentina, Brazil and Paraguay) and “mi Coca -Cola” (in Chile) which generated 72.6% of our 2025 net sales revenue in the mom and pops channel, serve as a key strategic lever. By harnessing advanced analytics and artificial intelligence, we steer customers toward high-value decisions, strengthening our commercial execution and accelerating profitable sales growth across markets.

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our “mi” B2B ecosystem (in which we have invested significantly) serves as a strategic backbone across our route to market, enabling real time, data driven decision making and strengthening execution at every step. “mi Market,” our sales force assistant app, supports frontline teams through guided missions—promotion, portfolio, and in store execution—based on analytics, AI, and market strategic imperatives. “mi Ruta” elevates distribution performance by optimizing routing and reducing administrative workload for fleet operators. “mi Supply” enhances stock visibility and production planning, improving operational responsiveness. Together, these integrated tools create a unified “mi” ecosystem that ensures consistent value delivery and superior commercial execution across markets. These capabilities are essential for effectively implementing our channel marketing strategies across most of our sales routes in Chile, Brazil, Argentina and Paraguay.

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

Chile

The license for the territories of Embotelladora Andina S.A. in Chile expires in January 2027.

In 2019, VJ S.A. and The Coca-Cola Company entered into a Bottler’s Agreement for beverage products whereby The Coca-Cola Company authorized VJ S.A. to produce, process and bottle, products under certain brands in containers previously approved by The Coca-Cola Company, Andina and Embonor hold the rights to acquire VJ S.A.’s products. This contract expired in December 2024 and is under renewal.

In 2019, The Coca-Cola Company and Vital Aguas S.A. entered into a Water Production and Packaging Agreement to prepare and package different types of water. This contract expired in December 2024 and is under renewal.

In 2021, The Coca-Cola Company and Envases Central S.A. signed a Preparation and Packaging Agreement to process and bottle, in containers previously approved by The Coca-Cola Company, non-alcoholic products under certain brands. Andina and Embonor hold the rights to purchase the products from Envases Central S.A. This contract expired on July 31, 2025, and is currently in the process of renewal.

Brazil

Our licenses for the territories in Brazil expire in October 2027.

Argentina

Our licenses for the territories in Argentina expire in September 2027.

Paraguay

Our licenses for the territories in Paraguay expire in March 2028.

Regulation

General

We are subject to a full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. As of December 31, 2025, we have no knowledge of any legal or administrative material pending proceedings are against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Contingencies.”

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

Environmental Matters

It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and within criteria established by The Coca-Cola Company. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. As of December 31, 2025, we have no knowledge of any material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary*	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	100.0
VJ S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	100.0
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Transportes Polar S.A.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases Central S.A.	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	100.0
Andina Bottling Investments Dos S.A (2)	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	100.0
Andina Inversiones Societarias SpA.	Invest in all types of companies and commercialize food products in general.	Chile	100.0
Comercializadora Novaverde S.A	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Re-Ciclar S.A. (3).	Produce recycled resin for the Coca-Cola system and third parties.	Chile	60.00
Rio de Janeiro Refrescos Ltda.(RJR)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	100.0
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	100.0
Andina Empaques S.A.	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A.	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.82
Paraguay Refrescos S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Circular-Pet S.A. (4)	Produce recycled resin for the Coca-Cola system and third parties.	Paraguay	33.33
Red de Transportes Comerciales Ltda.(5)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Sorocaba Refrescos S.A.(1)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.50
(1)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(2)	In November 2021, Abisa Corp and Aconcagua Investing Ltda. were merged into Andina Bottling Investments Dos S.A. (ABISA DOS) for corporate reorganization purposes. As a consequence of the merger, Abisa Corp and Aconcagua Investing Ltda. were absorbed by ABISA DOS, which became the owner of the shares issued by Andina Inversiones Societarias S.A, previously held by Aconcagua Investing Ltda. Abisa Corp had no investment in any entity.
(3)	During 2021, Embotelladora Andina S.A. held an interest in Re-Ciclar, a company whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

(4)	In February 2021, the subsidiary Paraguay Refrescos S.A. together with INPET S.A.E.C.A and CORESA incorporated and executed a shareholders’ agreement for a company named Circular-Pet. Each of these companies will own 33.3% Circular-Pet share capital. The main activity of Circular-Pet will be the manufacture and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.
(5)	As of December 31, 2025, Red de Transportes Comerciales Ltda. is in the process of completing its economic and commercial activities. As of May 9, 2025, Embotelladora Andina S.A. absorbed its operations.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	2,495	Leased
Bialet Masse (Córdoba)*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz (Córdoba)	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Cross Docking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks / Distribution Center / Warehouses / Real estate	949,978	Own
Córdoba (San Isidro)*	Deposit / Offices / Cold equipment repair workshop	8,808	Own
Córdoba	Marketing Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Galot and Lessen Deposit- Finished product	8,400	Leased
Córdoba	Commercial offices (Dinosaurio Mall Alto Verde)	349	Leased
Córdoba	Raw material deposit (Granate SRL)	4,710	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Production of soft drinks / Deposit / Warehouses	36,452	Own
Mendoza*	Commercial Office	268	Leased
Mendoza*	Cold deposit	4,240	Leased
Mendoza*	Deposit	1,100	Leased
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses**	10,157	Own
Neuquén*	Centenario Deposit / Offices	48,188	Leased
Cipolletti*	Commercial Office	230	Leased
Olavarria	Offices / Distribution Center / Warehouses	3,065	Leased
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn*	Deposit	1,200	Leased
Rio Gallegos	Distribution Center / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río Cuarto (Córdoba)*	Deposit / Distribution Center / Cross Docking	7,482	Own
Río Cuarto (Córdoba)	Commercial Office	93	Leased
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own

	MAIN USE	Square meters	Property
Rosario (Comuna Alvear)	Cold deposit (Distribuidora Raymundo SRL)	2,165	Leased
San Francisco (Córdoba)	Commercial Office	63	Leased
San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Office / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael (Santa Fe)	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased
Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses / Deposit	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew*	Deposit	600	Leased
Tres Arroyos	Offices / Cross Docking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Distribution Center / Warehouses (Ruta 33)	1,200	Leased
Venado Tuerto	Commercial Office	154	Leased
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	167	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda. (RJR)
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own
Bangu*	Distribution Center	44,389	Own
Campos dos Goytacazes*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia 1*	Distribution Center	10,200	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Center	4,866	Own
Caju 2*	Distribution Center	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim*	Cross Docking	8,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	5,090	Concession
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
Passos*	Distribution Center	8,500	Leased
Guarapari*	Commercial Office	218	Leased
Xerém*	Deposit	10,000	Leased
Anhanguera*	Deposit	57,162	Leased
Colatina*	Distribution Center	5,634	Leased
Cachoeiro do Itapemirim*	Distribution Center	2,482	Leased
Araraquara*	Distribution Center	3,819	Leased
Estrada dos Bandeirantes*	Distribution Center	72,000	Own
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	415,517	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Renca*	Real Estate	31,531	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own

	MAIN USE	Square meters	Property
Maipú*	Distribution Center / Warehouses	45,833	Own
Bodega MCC	Distribution Center / Warehouses	9,280	Leased
Colina	Distribution Center / Warehouses	6,550	Leased
Chimba	Distribution Center / Warehouses	1,000	Leased
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own
Illapel	Distribution Center / Warehouses	4,626	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	339,232	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
Re-Ciclar S.A.
Lampa*	Offices / RPET Resin production / Warehouses	7,500	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own
*	Free of encumbrance properties.
**	Inactive: facilities that are not currently being used by the Company.

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

	Year Ended December 31,
	2024			2025
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak Month
	Capacity(1)	(%)	(%)	Capacity(1)	(%)	(%)
Soft drinks (millions of UCs):
Andina Chile	374	46	51	374	46	61
Andina Brazil	381	71	75	425	77	78
Andina Argentina	367	41	57	344	46	63
Paraguay Refrescos	142	47	60	142	46	58
Other beverages (millions of UCs)
Andina Chile	25	57	54	25	59	75
Andina Brazil	77	67	67	98	64	61
Andina Argentina	121	27	38	108	31	32
Paraguay Refrescos	48	33	38	46	34	41
ECSA/VJSA/VASA	142	62	75	140	60	75
PET packaging (millions of bottles) (2)	45	31	42	45	24	35
Preforms (millions of preforms) (2)	1,050	72	95	1,050	75	97
Plastic caps (millions of caps) (2)	1,926	38	66	1,926	67	83
Cases (millions of cases) (2)	0.7	40	98	0.7	67	100
PET (Tons) (3)	13,000	76	76	13,000	70	78
Flakes (Tons) (3)	14,300	76	76	14,300	70	78
(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2024 and 2025.
(2)	Andina Empaques Argentina only.
(3)	Re-Ciclar only.

In 2025, we continued to modernize and renovate our production plants in order to maximize efficiency and productivity.

In Chile, during 2025 Andina advanced the construction of a water plant incorporating ultrafiltration technology, together with the installation of an industrial wastewater treatment facility that recovers and reuses residual water, safely reintegrating it into our operations. This project represents a key step in the Company’s sustainability strategy, as it is expected to enable an estimated 36% reduction in total water consumption, optimizing water use efficiency and decreasing environmental impact. In addition, it strengthens Andina’s long-term approach to water stewardship, supporting operational resilience under increasing water‑stress scenarios and aligning with the Company’s corporate commitments to efficiency.

In 2025, Andina Brazil consolidated its position as the most relevant supplier for other Brazilian Coca-Cola franchises over a wide variety of categories, supplying more than 31 million unit cases from all of our production facilities. Ribeirão Preto’s plant led this performance supplying over 24 million unit cases in soft drinks, energy drinks, sports drinks, juice, mineral water and alcoholic beverages. The Jacarepaguá plant, on the other hand, served as a key supplier for tea beverages, juice and soft drinks, reaching 5 million unit cases in 2025, while the mineral water sources at Duque de Caxias supplied an additional 2.0 million unit cases. The expansion of the Duque de Caxias facility as a multicategory site advanced significantly during 2025. The plant’s multicategory production line, which includes beer manufacturing and a newly commissioned mineral water line, began operations. These developments expanded overall category availability and strengthened the Company’s ability to meet volume requirements from other franchises across the system. In addition, the Company initiated the procurement process for a new returnable packaging production line, scheduled to begin operations in the fourth quarter of 2026.

In terms of logistics and infrastructure, Andina Brazil recorded substantial progress during the year. Key milestones included the inauguration of a new distribution center in Araraquara, the opening of the Colatina distribution center, storage capacity enhancements at the Duque de Caxias facility, and the commencement of operations in a newly acquired logistics site adjacent to the Jacarepaguá plant. Expansion works also began at the Ribeirão Preto facility. Collectively, these initiatives increased the company’s storage capacity from 99,220 pallet positions (“PL positions”) to 114,041 PL positions in 2025, representing a 14.9% year over year expansion. Capacity is expected to reach 128,990 PL positions in 2026, reflecting an additional 13.1% increase as ongoing projects advance.

In Paraguay, during 2025, we expanded our fructose storage and utilization capacity to 600 tons. This allows us greater flexibility in the use of sweeteners in our products. We installed and started up a new bottling line for returnable products, reaffirming our commitment to returnable packaging and fully complying with the labeling law enacted in Paraguay in 2023. We also installed a water recovery plant, which allows us to reduce water consumption.

As of December 31, 2025, we had total installed annual production capacity, including soft drinks, fruit juices, water and other beverages, of 1,702 million unit cases. Our primary facilities include:

●	through Coca-Cola Andina, in the Chilean territory, 3 soft drink and other beverages production facilities with 21 production lines, with total installed annual capacity of 399 million unit cases (23.4% of our total installed annual capacity);
●	through Re-Ciclar S.A. in the Chilean territory, one production facility for recycled PET that covers the needs of the Coca-Cola system in that country; this facility includes a washing line that produces PET flakes and an extrusion and purification line to produce food grade recycled PET pellets, with a total installed annual output capacity of 13,000 tons of rPet;
●	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 12 production lines, with total installed annual capacity of 41.6 million unit cases (2.4% of our total installed annual capacity);
●	through ECSA in the Chilean territory, one soft drink and other beverages production facility, with 3 production lines, with total installed annual capacity of 60.3 million unit cases (3.5% of our total installed annual capacity);
●	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 38.4 million unit cases (2.3% of our total installed annual capacity);
●	through RJR in the Brazilian territory, 3 soft drink and other beverages production facilities with 21 production lines for soft drinks with total installed annual capacity of 425 million unit cases (24.9% of our total installed annual capacity); and 21 production lines for juices, tea, water, other non-alcoholic beverages and alcoholic beverages which satisfy the franchise’s needs and re-sales to other bottlers in Brazil, with total installed annual capacity of 98 million unit cases (5.8% of our total installed annual capacity);
●	through Embotelladora del Atlántico in the Argentine territory, 4 soft drink and other beverages production facilities with 18 production lines for soft drinks with a total installed annual capacity of 344 million unit cases (20.2% of our total installed annual capacity); 7 production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 108 million unit cases (6.3% of our total installed annual capacity);
●	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, 2 bottle blowers, 3 injectors for plastic caps and one production line for cases, with a total installed annual capacity of 3,022 million units considering PET bottles, preforms, plastic caps and cases;
●	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with 8 soft drink and other beverages production lines with a total installed annual capacity of 142 million unit cases (8.3% of our total installed annual capacity); and 3 tetra pack lines with a total installed annual capacity of 46 million unit cases (2.7% of our total installed annual capacity).

ITEM 4A.UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2025

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2025 and 2024.

Our consolidated financial results for the years ended December 31, 2025, 2024 and 2023 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2023, 2024 and 2025 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

Summary of Results of Operations for the Years ended December 31, 2024 and 2025

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	163.2	163.5
Mineral water	61.1	66.7
Juices and other non-alcoholic	46.8	48.7
Beer & Spirits	40.4	39.2
Total	311.5	318.2

Brazil
Soft drinks	266.4	283.9
Mineral water	29.5	30.7
Juices and other non-alcoholic	39.5	40.2
Beer & Spirits	4.4	2.9
Total	339.8	357.6

Argentina
Soft drinks	144.3	150.6
Mineral water	15.0	16.3
Juices and other non-alcoholic	13.0	16.7
Spirits	0.3	0.2
Total	172.6	183.9

Paraguay
Soft drinks	67.3	66.3
Mineral water	9.1	9.9
Juices and other non-alcoholic	7.4	7.2
Beer	1.2	2.8
Total	85.0	86.1
(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2024		2025
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	1,245,018	38.6	1,319,136	39.4
Brazil	909,678	28.2	976,908	29.2
Argentina	798,447	24.8	743,463	22.2
Paraguay	282,065	8.7	314,660	9.4
Inter-country eliminations (1)	(10,975)	(0.3)	(9,331)	(0.3)
Total net sales	3,224,233	100.0	3,344,836	100.0
(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2024		2025
		% of net		% of net
	Ch$ millions	sales	Ch$ millions	sales
Net sales	3,224,233	100.0	3,344,836	100.0
Cost of sales	(1,945,363)	(60.3)	(2,037,679)	(60.9)
Gross profit	1,278,870	39.7	1,307,157	39.1
Distribution and administrative expenses	(851,788)	(26.4)	(851,790)	(25.5)
Other (expense) income, net (1)	(59,045)	(1.8)	(74,732)	(2.2)
Income taxes	(133,393)	(4.1)	(110,157)	(3.3)
Net income	234,644	7.3	270,477	8.1
(1)	Includes other income (expenses), financial income (expenses), share in profit of investees accounted for under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millions Ch$	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025

Net Sales	1,245,018	1,319,136	909,678	976,908	798,447	743,463	282,065	314,660	(10,975)	(9,331)	3,224,233	3,344,836
Cost of sales	(824,059)	(871,162)	(542,293)	(591,131)	(428,873)	(402,210)	(161,443)	(182,782)	11,305	9,606	(1,945,363)	(2,037,679)
Gross profit	420,958	447,974	367,385	385,777	369,574	341,253	120,622	131,877	330	275	1,278,870	1,307,157
Distribution and administrative expenses	(282,471)	(301,928)	(212,332)	(214,050)	(289,602)	(260,228)	(55,373)	(62,048)	—	—	(839,778)	(838,254)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(12,011)	(13,537)
(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 945.8 million unit cases during the year ended December 31, 2025, a 4.1% increase compared to 909.0 million unit cases in 2024, explained by the increase in volume in all countries where we operate. Volume for soft drinks, waters and juices/other non-alcoholic beverages increased 3.6%, 7.6% and 5.7%, respectively, while volume for beer and spirits decreased 2.6%, in each case during the year ended December 31, 2025 compared to 2024. The decrease of sales volume of beer and spirits is mainly due to the reduction of the volume in the Brazilian, Argentinean and Chilean operations, which was partially offset by the growth of the volume in the Paraguayan operation.

Our net sales were Ch$3,344,836 million during the year ended December 31, 2025, an increase of 3.7% compared to Ch$3,224,233 million during 2024. Net sales increased in our Brazilian, Chilean, and Paraguayan operations as a result of higher sales in local currency in these markets. In the case of our Argentine operations, although revenues increased in local currency, they decreased in our reporting currency due to the negative effect of translating figures from Argentina’s local currency into the reporting currency.

Soft drinks represented 63.9% of net sales during the year ended December 31, 2025, compared to 64.6% during 2024.

Chile

Our sales volume in Chile was 318.2 million unit cases during the year ended December 31, 2025, a 2.1% increase compared to 311.5 million unit cases during 2024. Volume for soft drinks, waters and juices/other non-alcoholic beverages, in Chile increased 0.2%, 9.1% and 4.1% respectively, while volume for beer and spirits decreased 3.0% in each case during the year ended December 31, 2025, compared to 2024.

In terms of volume, our average market share for soft drinks in Chile during the years ended December 31, 2025 and 2024, according to A.C. Nielsen Company, was in both cases 64.6%. In terms of average sales, our market shares during those two years were 68.1% and 67.7%, respectively.

Our net sales in Chile were Ch$1,319,136 million during the year ended December 31, 2025, a 6.0% increase compared to Ch$1,245,018 million during 2024, which is explained by a higher average price in the period due to price increases, and the aforementioned increase in volume.

Our net sales of soft drinks in Chile were Ch$632,405 million during the year ended December 31, 2025, a 4.2% increase when compared to Ch$606,813 million in 2024, primarily as a result of higher revenues per unit case. Our net sales of water and juices/other non-alcoholic beverages in Chile were Ch$382,058 million during the year ended December 31, 2025, a 12.3% increase compared to Ch$340,158 million during 2024, mainly as a result of higher volume sold, and to a lesser extent, higher revenues per unit case. Our net sales of beer and spirits in Chile were Ch$304,673 million during the year ended December 31, 2025, a 2.2% increase compared to Ch$298,047 million during 2024, mainly as a result of higher revenues per unit case, partially offset by the lower volume sold.

Brazil

Our sales volume in Brazil was 357.6 million unit cases during the year ended December 31, 2025, a 5.2% increase compared to 339.8 million unit cases during 2024. Volume for soft drinks, waters, juices/other non-alcoholic beverages in Brazil increased 6.6%, 4.0% and 1.6%, respectively, while volume for beer and spirits decreased 34.5% in each case during the year ended December 31, 2025 compared to 2024.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2025, according to A.C. Nielsen Company, was 64.7% (in terms of volume), compared to 62.8% for 2024, and 71.5% in terms of average sales, compared to 69.8% for 20241.

Our net sales in Brazil were Ch$976,908 million during the year ended December 31, 2025, a 7.4% increase compared to Ch$909,678 million during 2024.

Our net sales of soft drinks in Brazil were Ch$724,962 million during the year ended December 31, 2025, a 10.1% increase compared to Ch$658,302 million during 2024. In local currency, net sales of soft drinks increased 13.2%, mainly as a result of higher volume sold and the higher revenues per unit case. Our net sales of water and juices/other non-alcoholic beverages in Brazil were Ch$227,362 million during the year ended December 31, 2025, a 5.1% increase compared to Ch$216,318 million during 2024. In local currency, net sales of water and juices/other non-alcoholic beverages increased 8.2%, primarily as a result of the volume increase and by higher revenues per unit case. Our net sales of beer and spirits in Brazil were Ch$24,584 million during the year ended December 31, 2025, a 29.9% decrease compared to Ch$35,058 million during 2024. In local currency, net sales of beer and spirits decreased 27.2%, mainly as a result of the volume decrease which was partially offset by higher revenues per unit case.

Argentina

Our sales volume in Argentina was 183.9 million unit cases during the year ended December 31, 2025, a 6.6% increase compared to 172.6 million unit cases during 2024. Volume for soft drinks, waters, juices/other non-alcoholic beverages and in Argentina increased 4.4%, 8.4% and 28.9%, respectively, while volume for other alcoholic beverages decreased 7.8% in each case during the year ended December 31, 2025 compared to 2024.

Our average market share for soft drinks in Argentina during the year ended December 31, 2025, according to A.C. Nielsen Company, was 57.0% (in terms of volume), compared to 57.6% for 2024, and 71.4% in terms of average sales, compared to 69.9% for 20242.

Our net sales in Argentina were Ch$743,463 million during the year ended December 31, 2025, a 6.9% decrease compared to Ch$798,447 million during 2024. In local currency, net sales in Argentina increased 10.5% in real terms, explained mainly by the aforementioned increase in volume and the increase in average revenue per unit case sold.

Our net sales of soft drinks in Argentina were Ch$553,642 million during the year ended December 31, 2025, an 8.8% decrease compared to Ch$606,837 million during 2024. In local currency, net sales of soft drinks increased 8.2% in real terms, mainly as a result of higher volume sold, and the higher revenues per unit case. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Argentina were Ch$176,561 million during the year ended December 31, 2025, a 2.3% increase compared to Ch$172,537 million during 2024. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased 21.4% in real terms, mainly due to the increase in sales volume, and to a lesser extent, the higher revenues per unit case.

1 In Brazil during 2025 A.C. Nielsen carried out a reprocessing of data from 2024 and 2023 for comparability purposes.

2 In Argentina, during 2025, A.C. Nielsen carried out a reprocessing of data from 2024 and 2023 as part of its methodological review, and, as a result, the historical market share figures for our Argentine operations have been updated to reflect this revised dataset.

Paraguay

Our sales volume in Paraguay was 86.1 million unit cases during the year ended December 31, 2025, a 1.3% increase compared to 85.0 million unit cases during 2024. Volume for water and beer and spirits in Paraguay increased 7.9% and 128.6%, respectively, while volume for soft drinks and juices/other non-alcoholic beverages decreased 1.5% and 2.5%, in each case during the year ended December 31, 2025, compared to 2024.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2025, according to A.C. Nielsen Company, was 75.6% in terms of volume, compared to 74.6% for 2024, and 80.9% in terms of average sales, compared to 80.1% for 2024 according to the same source.

Our net sales in Paraguay were Ch$314,660 million during the year ended December 31, 2025, an 11.6% increase compared to Ch$282,065 million during 2024, mainly as a result of the higher average revenues per unit case.

Our net sales of soft drinks in Paraguay were Ch$229,768 million during the year ended December 31, 2025, an 8.1% increase compared to Ch$212,512 million during 2024. In local currency, our net sales of soft drinks increased 6.5%, due to higher revenues per unit case partially offset by the volume decrease. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Paraguay were Ch$84,892 million during the year ended December 31, 2025, a 22.1% increase compared to Ch$69,553 million during 2024. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased by 19.8%, primarily as a result of the volume increase and by higher revenues per unit case sold.

Cost of Sales

Our cost of sales was Ch$2,037,679 million during the year ended December 31, 2025, a 4.7% increase, compared to Ch$1,945,363 million during 2024. This increase is mainly explained due to (i) higher sales volumes, (ii) higher PET resin costs in Brazil and Chile, (iii) higher concentrate costs in Brazil and Paraguay, (iv) the effect of the shift in the mix toward higher unit cost products in Argentina and Paraguay, and (v) the effect of the devaluation of the local currencies of Argentina and Brazil on our dollar-denominated costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs in Argentina and Chile, (iii) lower PET resin costs in Argentina and Paraguay, and (iv) the effect of translating figures from our Argentine subsidiary to the reporting currency. The cost of sales per unit case increased 0.7% in the same period. Our cost of sales represented 60.9% of net sales for the year ended December 31, 2025, compared to 60.3% for 2024.

Chile

Our cost of sales in Chile was Ch$871,162 million during the year ended December 31, 2025, a 5.7% increase compared to Ch$824,059 million during 2024. The increase in the cost of sales was mainly due to higher Sales Volume and higher PET resin costs. This was partially offset by lower sugar and concentrate costs. The cost of sales per unit case increased 3.5% in the same period. Our cost of sales in Chile represented 66.0% of net sales in Chile for the year ended December 31, 2025, compared to 66.2% for 2024.

Brazil

Our cost of sales in Brazil was Ch$591,131 million during the year ended December 31, 2025, a 9.0% increase compared to Ch$542,293 million during 2024. The cost of sales per unit case increased 3.6% in the same period. In local currency, total cost of sales increased 12.0%, mainly due to (i) higher sales volume, (ii) higher concentrate costs, (iii) higher PET resin and aluminum costs, and (iv) the negative effect of exchange rate devaluation on our dollar-denominated costs. This was partially offset by lower sugar costs. Our cost of sales in Brazil represented 60.5% of net sales in Brazil for the year ended December 31, 2025, compared to 59.6% for 2024.

Argentina

Our cost of sales in Argentina was Ch$402,210 million during the year ended December 31, 2025, a 6.2% decrease compared to Ch$428,873 million during 2024. The cost of sales per unit case decreased 12.0% in the same period. In local currency (in real terms, based on currency rates as of December 2025) cost of sales increased 11.2% mainly due to (i) higher sales volume, (ii) the negative effect of the devaluation of the Argentine peso on our dollar-denominated costs, and (iii) the shift in the mix toward products with a higher unit cost. This was partially offset by (i) lower concentrate costs and (ii) lower raw material costs, specifically sugar and PET resin. Our cost of sales in Argentina represented 54.1% of net sales in Argentina for the year ended December 31, 2025, compared to 53.7% for 2024.

Paraguay

Our cost of sales in Paraguay was Ch$182,782 million during the year ended December 31, 2025, a 13.2% increase compared to Ch$161,443 million during 2024. Cost of sales per unit case increased 11.8% during the same period. In local currency, cost of sales increased 11.3%, mainly explained by the higher cost of concentrate and a shift in the mix towards higher unit cost products. This was partially offset by lower costs for sweeteners and PET resin. Our cost of sales in Paraguay represented 58.1% of net sales in Paraguay for the year ended December 31, 2025, compared to 57.2% for 2024.

Gross Profit

Due to the factors described above, our gross profit was Ch$1,307,157 million during the year ended December 31, 2025, a 2.2% increase compared to Ch$1,278,870 million during 2024. Our gross profit represented 39.1% of our net sales during the year ended December 31, 2025, compared to 39.7% of our net sales in 2024.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$851,790 million during the year ended December 31, 2025, in line with the Ch$851,788 million reported in 2024. The stability in this figure is mainly explained by the counteracting effects of decreases in costs due to (i) lower marketing costs in Brazil, (ii) higher other operating income classified under this item in Brazil, and (iii) the effect of translating figures from our Argentine subsidiary to the reporting currency. This was offset by increases in costs due to (i) higher distribution expenses, (ii) higher labor costs, (iii) lower other operating income in Argentina, Chile and Paraguay, and (iv) higher marketing expenses in Argentina, Chile, and Paraguay. Our distribution, administrative and sales expenses represented 25.5% of our net sales during the year ended December 31, 2025, compared to 26.4% for 2024.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$301,928 million during the year ended December 31, 2025, a 6.9% increase compared to Ch$282,471 million during 2024. This was mainly due to (i) higher labor costs, (ii) lower other operating income classified under this item, (iii) higher distribution expenses, and (iv) higher marketing expenses. Our distribution, administrative and sales expenses in Chile represented 22.9% of our net sales in Chile during the year ended December 31, 2025, compared to 22.7% for 2024.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$214,050 million during the year ended December 31, 2025, an 0.8% increase compared to Ch$212,332 million during 2024. In local currency, they increased 3.7%, mainly explained by (i) higher freight expenses as a result of increased sales volume, (ii) higher labor costs, and (iii) higher depreciation charges. This was partially offset by (i) lower marketing expenses and (ii) higher other operating income classified under this item. Our distribution, administrative and sales expenses in Brazil represented 21.9% of our net sales in Brazil during the year ended December 31, 2025, compared to 23.3% for 2024.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$260,228 million during the year ended December 31, 2025, a 10.1% decrease compared to Ch$289,602 million during 2024. In local currency (in real terms, based on currency rates as of December 2025), the distribution, administrative and sales expenses increased 6.6%, which is mainly explained by (i) higher distribution costs due to higher volumes, (ii) lower other operating income classified under this item, (iii) higher marketing expenses, and (iv) higher labor costs and services provided by third parties. Our distribution, administrative and sales expenses in Argentina represented 35.0% of our net sales in Argentina during the year ended December 31, 2025, compared to 36.3% for 2024.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$62,048 million during the year ended December 31, 2025, a 12.1% increase, compared to Ch$55,373 million during 2024. The distribution, administrative and sales expenses in local currency in Paraguay increased 10.2%, which is mainly explained by (i) higher distribution costs, (ii) higher marketing expenses, (iii) higher labor costs, and (iv) lower operating income classified under this item. Our distribution, administrative and sales expenses in Paraguay represented 19.7% of our net sales in Paraguay during the year ended December 31, 2025, compared to 19.6% for 2024.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025

	(in millions of Ch$)

Other income (expense)	(15,170)	(18,549)
Financial income	28,960	18,440
Financial expenses	(70,414)	(68,218)
Share of profit of investments in associates and joint ventures accounted for using the equity method	998	2,914
Foreign exchange differences	(7,407)	(3,425)
Income (loss) by indexation units	3,989	(5,893)
Other income (expense), net	(59,045)	(74,732)

We had other expenses, net, of Ch$74,732 million during the year ended December 31, 2025, representing a 26.6% increase compared to Ch$59,045 million during 2024. This increase is mainly explained by a lower monetary inflation effect on the tax credit in Brazil in 2025 compared to 2024. In 2024, this effect contributed Ch$8,155 million to financial income, an impact that was not present in 2025. This was partially offset by lower financial expenses in 2025.

Additionally, we experienced higher losses relate to indexation unit due to lower inflation in Argentina in 2025. This line includes the inflation adjustment in Argentina, net of the restatement effect in UF of local bonds. As a result, losses increased by Ch$9,882 million. The overall increase in expenses was partially offset by a decrease in foreign exchange differences.

Income Taxes

We had income taxes of Ch$110,157 million during the year ended December 31, 2025, a 17.4% decrease compared to Ch$133,393 million during 2024. This decrease is mainly explained by lower withholding taxes related to dividend remittances to Chile, higher tax expenses in Brazil associated with Juros Sobre Capital Próprio (Brazilian interest on equity tax mechanism) remittances, and lower inflation in Chile, partially offset by higher operating results.

Net Income

Due to the factors described above, we had a net income of Ch$270,477 million during the year ended December 31, 2025, a 15.3% increase compared to Ch$234,644 million during 2024. Our net income represented 8.1% of our net sales during the year ended December 31, 2025, compared to 7.3% for 2024.

Summary of Results of Operations for the Years ended December 31, 2023 and 2024

For information regarding the results of operations for the years ended December 31, 2023 and December 31, 2024, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2024 –Summary of Results of Operations for the years ended December 31, 2023 and 2024” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on March 26, 2025.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2025 and 2024 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, all of which were approved by the board of directors on March 31, 2026.

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2025, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. We cannot guarantee that we will not face restrictions in the future regarding the distribution of dividends from any other foreign subsidiaries.

Our management believes that we have access to financial resources to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividend payments to shareholders.

The amount and frequency of future dividends to our shareholders will be determined at the general shareholders’ meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot guarantee that dividends will be declared in the future. However, it should be noted that Chilean Corporate Law requires us to distribute at least 30% of any profits generated each year.

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

Derivative instruments are utilized only for business purposes, and not for speculative purposes. Pursuant to our currency hedge policy, forward currency contracts are used in some operations to cover the risk of local currency devaluation relative to the U.S. dollar in an amount not greater than the budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate. Additionally, during 2025 we entered forward contracts to hedge our budgeted purchases of #5 sugar and # 11 sugar, which are used in our operations in Chile and Brazil, respectively.

The Company believes its balances of cash and cash equivalents, which totaled Ch$296,540 million as of December 31, 2025, along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next twelve months and beyond.

The Company’s material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2025, the Company had outstanding fixed-rate notes with varying maturities for an aggregate principal amount of Ch$991,601 million (collectively the “Notes”). Future interest payments associated with the Notes total Ch$442,555 million, with Ch$34,093 million payable within 12 months. Additionally, the Company incurred a bank debt of 2.4 million UF in July 2025 with principal amount totaling Ch$93,839 million. Future interest payments associated with this bank debt total Ch$12,221 million, with Ch$2,702 million payable within 12 months.

Leases

The Company has lease arrangements for certain equipment and facilities, including machinery and production lines, building and installations and technology equipment. As of December 31, 2025, the Company had fixed lease payment obligations of Ch$28,215 million, with Ch$9,626 million payable within 12 months.

Manufacturing Purchase Obligations

The Company has agreements with its collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in purchase of supplies for production like sugar, beverage cans and payments to obtain rights over mineral spring waters, among others. As of December 31, 2025, the Company had manufacturing purchase obligations of Ch$177,547 million, with Ch$69,522 million payable within 12 months.

Other Purchase Obligations

The Company’s other purchase obligations primarily consist of contracts entered into to supply information technology services, company commitments with its franchisor to make investments or expenses related to the development of the franchise, staff support services, security services, maintenance services for fixed assets. As of December 31, 2025, the Company had other purchase obligations of Ch$44,887 million, with Ch$34,553 million payable within 12 months.

Cash Flows from Operating Activities 2025 vs. Cash Flows from Operating Activities 2024 and 2023

Cash flows from operating activities during 2025 amounted to Ch$461,127 million compared to Ch$357,242 million in 2024. The increase in cash flow generation was mainly due lower payments to suppliers and interest.

For information regarding the cash flows from operating activities 2024 vs 2023, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Cash Flows from Investing Activities 2025 vs. Cash Flows from Investing Activities 2024 and 2023

Cash flows for investment activities (including purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) generated a negative cash flow of Ch$248,575 million in 2025 compared to a negative cash flow of Ch$289,853 million during 2024. The variation of Ch$41,278 million with respect to the previous year is mainly explained by a lower Capex in 2025 of Ch$13,720 million, added to higher redemptions of financial instruments as compared to 2024 in the amount of Ch$27,786 million.

For information regarding the cash flows from investing activities 2024 vs 2023, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Cash Flows from Financing Activities 2025 vs. Cash Flows from Financing Activities 2024 and 2023

Financing activities generated a negative cash flow of Ch$162,412 million in 2025, with a negative variation of Ch$42,654 million with respect to the previous year, which is mainly explained by a higher dividend payment in 2025, slightly offset by higher amounts from loans.

As of December 31, 2025, 14 short-term credit lines are available for an amount equivalent to Ch$203,904 million, which remain unused. In Argentina, we had the equivalent of Ch$102,247 million in credit available from eight lines of credit. In Brazil, we had the equivalent of Ch$56,322 million in credit available from three lines of credit. In Chile, we had the equivalent of Ch$32,000 million in credit available from two lines of credit. In Paraguay, we had the equivalent of Ch$13,335 million in credit available from one line of credit.

For information regarding the cash flows from financing activities 2024 vs 2023, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Liabilities

As of December 31, 2025, our total liabilities, excluding non-controlling interest, were Ch$2,223,852 million, representing a 2.32% decrease compared to December 31, 2024.

Current liabilities decreased by Ch$175,731 million (19.4%) compared to December 2024, mainly due to a decrease in other current non-financial liabilities of Ch$141,614 million, which is explained mainly by the payment of dividends made during 2025 recognized in December 2024. In addition, there was a decrease in other current financial liabilities of Ch$47,911 million due to the payment of short-term debt with financial institutions.

Non-current liabilities increased by Ch$122,876 million, or 9.0% compared to December 2024, mainly due to the increase in other non-current financial liabilities of Ch$125,253 million as a result of the incurrence of bank debt of 2.4 million UF contracted in July 2025. This increase was also influenced by variation in the UF, the effect of the exchange rate, and the mark-to-market of cross-currency swaps linked to the Company’s bonds.

As of December 31, 2025, our bond obligation had a weighted average interest rate of 4.8% in UF, 3.95% in US$ and 2.71% in CHF, while our bank obligation had a weighted average interest rate of 2.84% in UF and 6.54% for debts in Chilean pesos.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
				More than
	Total	1-3 Years	3-5 Years	5 Years

	(Millions Ch$2025)
Provisions	57,811	2,433	699	54,680
Other long-term liabilities	23,123	314	724	22,085
Total long-term liabilities	80,935	2,747	1,423	76,765

Summary of Significant Debt Instruments

As of December 31, 2025, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2025, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

●	In October 2020, the covenant of Consolidated Financial Liabilities / Consolidated Equity was amended as the following: Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus, Other Current Financial Assets; plus Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).
●	Maintain and not lose, sell, assign, or transfer to a third party the geographical area today called the “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of such licensor, in accordance with the respective bottling agreement or license, renewable from time to time.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow.
●	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

In July 2020, derivatives were contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series C Local Bonds (BEKOP-C)

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in Chile in 2010.

●	Series C bonds due 2031, bearing interest at a fixed annual rate equal to 4.00%.

This series is subject to the following restrictions:

●	Maintain a level of Net Financial Indebtedness within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total equity of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.
●	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

In July 2020, derivatives were contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

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

Consolidated Equity is total equity including non-controlling interests.

●	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

In July 2020, derivatives were contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

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

Consolidated Equity is total equity including non-controlling interests.

●	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times the Company’s unsecured consolidated current liabilities

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

The following terms shall be construed as:

●	“Indebtedness Level” the ratio between (a) the average of the Consolidated Net Financial Liabilities, calculated on the last four “Consolidated Financial Statements of Financial Position” contained in the Issuer’s Consolidated Financial Statements filed by the Issuer with the Financial Market Commission as of the calculation date; and (b) the accumulated EBITDA in the twelve consecutive month period ending at the close of the last of the “Consolidated Financial Statements of Results by Function” contained in the Consolidated Financial Statements that the Issuer has filed with the Financial Market Commission as of the calculation date;

●	“Consolidated Net Financial Liabilities” means the result of the following transactions on the accounting items of the “Consolidated Statements of Financial Position” contained in the Issuer’s Consolidated Financial Statements indicated below: (i) “Other Financial Liabilities, Current”, which include short-term obligations with banks and financial institutions, bond liabilities at face rate, issuance costs and discounts associated with the placement and other minor items that in accordance with IFRS regulations must be included in this heading; plus (ii) ”Other Non-Current Financial Liabilities”, which include long-term obligations with banks and financial institutions, bond liabilities at face rate, issuance costs and discounts associated with the placement and other minor items that according to IFRS standards should be included in this heading; less (iii) the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to asset balances for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);
●	“EBITDA” means the sum of the following accounts of the “Consolidated Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, deducting the value of “Depreciation” and “Amortization for the Fiscal Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

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

In parallel, derivatives have been contracted (cross currency swaps) by RJR, a subsidiary of Embotelladora Andina in Brazil, to effectively redenominate CHF$170 million Swiss francs to Brazilian reais.

Unsecured Term Loan due 2030

During 2025, Embotelladora Andina entered into a bilateral loan agreement with Bank of America in the amount of UF 2,362,044 (USD$ 100 million) with a five-year tenor, bearing interest at an annual rate of 2.84%. The loan is an unsecured obligation, with semi-annual interest payments and full principal repayment at maturity.

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

The shareholders agreement regulates the election of directors of the Company by the controlling shareholders (See “Item 7. Major Shareholders and Transactions with Related Companies”). In addition, pursuant to the terms and conditions of the deposit agreement entered between The Company and the Bank of New York dated as of December 14, 2000 (the “Deposit Agreement”), if no instructions are received by The Bank of New York, as depositary (the “Depositary”), it shall give a discretionary proxy to a person designated by the chairman of our board of directors with respect to the shares or other deposited securities that represent the ADRs.

The following table sets forth information with respect to the current directors of the Company:

		Date of expiration
Name	Age(3)	current term	Position
Gonzalo Said(1)	61	April 25, 2027	Chairman
José Antonio Garcés	59	April 25, 2027	Vice Chairman
Salvador Said(1)	61	April 25, 2027	Director
Juan Claro	75	April 25, 2027	Director
Eduardo Chadwick	66	April 25, 2027	Director
Roberto Mercadé	57	April 25, 2027	Director
Gonzalo Parot(2)	73	April 25, 2027	Director
Georges de Bourguignon	63	April 25, 2027	Director
Domingo Cruzat(2)	69	April 25, 2027	Director
Jaqueline Saquel Mediano	61	April 25, 2027	Director
Juan Gerardo Jofré Miranda(2)	76	April 25, 2027	Director
Luis Felipe Coelho Duprat Avellar	50	April 25, 2027	Director
María Francisca Yáñez Castillo	43	April 25, 2027	Director
Carmen Román	58	April 25, 2027	Director
(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2025.

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

Other positions: he is Executive Chairman of Holding de Empresas Said Handal; director of Scotiabank Chile S.A., where he is a member of the Audit Committee, vice-president of SOFOFA and Past President of Fundación Generación Empresarial, from where he promotes his vision on corporate governance and good business practices.

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in finance, with an Executive MBA and PADE from the ESE of Universidad de Los Andes and a master’s in philosophy and ethics from Universidad Adolfo Ibáñez. He has more than 25 years of experience in the beverage and mass consumption industry and vast experience in risk and cybersecurity in the financial sector.

Other positions: Chairman of the Board of Banvida S.A., director of Banco Consorcio and Consorcio Financiero, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Past President of USEC and director of Fundación Paternitas, as well as general manager of Inversiones San Andrés (family holding).

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

Other positions: Chairman of Scotiabank Chile, Chairman of Parque Arauco S.A., Chairman of Fundación Belén 2000, Executive Director of Grupo Said and director of several companies in different business sectors. He is also a member of the Board of Directors of the Centro de Estudios Públicos (CEP).

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

Experience: He holds a civil industrial engineering degree with a major in chemistry from the Pontificia Universidad Católica de Chile, elected UC Engineer of the Year in 2017. With more than 40 years of experience, he is a recognized businessman in the wine industry, both in Chile and abroad, being considered one of the main promoters and developer of the image of fine wines in Chile. He was Chairman of Cervecería Austral until 2007, Chairman of Viña Errázuriz and Coca-Cola Polar until 2012, director of SOFOFA until 2015 and ABAC/APEC representative of the Chilean Government during the years 2018 to 2020. In 2021 he was selected as one of the 25 representatives of the “Chilen@s Creando Futuro” Network of Imagen de Chile. He successfully participated at Oxford University in The Oxford Strategic Leadership Programme (2013) and later, he was a Fellow of the Advance Leadership Initiative Program at Harvard University (2022).

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

Other positions: he is the Global President of The McDonald’s Division at The Coca-Cola Company, and he is currently a member of the Advisory Board at the Georgia Institute of Technology.

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

Jaqueline Saquel Mediano

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: She holds a business administration degree from the Universidad de Santiago de Chile, business director and executive with business experience in Latin America in the mass consumption industry, the forestry and energy industry, both in the private and public sector. Her career includes a significant role in strategic and financial management in several Chilean companies, being recognized with the “Executive Woman 2021” Award. She has been director of Enami, GNL Quintero and within the CMPC group of companies, where she was also manager of Corporate Development, People and Marketing. She was director of the subsidiaries Papeles Cordillera, Envases Impresos Roble Alto S.A., Chilena de Moldeados S.A., Forsac S.A., CMPC Cartulinas, Servicios Compartidos and Bioenergías Forestales. She was also manager of Finance and Strategic Planning of ENAP.

Other positions: Currently, she is a director of Sonda S.A., Cintac S.A., Icafal S.A., Universidad Católica Silva Henríquez and Fundación Don Bosco.

Juan Gerardo Jofré Miranda

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: He holds a business administration degree from the Universidad Católica de Chile, with extensive experience as an executive and member of various important councils and boards of directors in the Chilean business environment. During his career, he has held key roles in leading companies such as Chairman of the Board of Codelco, Vice Chairman of the Board of SQM and board member of companies such as Latam Airlines, Enel Chile, CAP, D&S (currently Walmart Chile), Endesa (currently Enel Chile Generación) and Viña San Pedro Tarapacá. His executive experience includes more than 15 years in the Santander Group, where he held several leadership roles, such as 2nd Vice Chairman of the Board of Banco Santander Chile and Chairman of the Board of several financial and insurance companies in Chile and Latin America. Prior to entering the private world, he worked in high-level governmental roles, as Advisor to the Ministry of Finance and also held positions in state‑owned companies and at the Chilean Superintendency of Securities and Insurance.

Luis Felipe Coelho Duprat Avellar

Appointment: He has been a member of the Board of Directors of the Company since 2023.

Experience: Since September 2025, he has served as President of the Africa Operating Unit for The Coca‑Cola Company. He joined Coca-Cola Brazil in 2002 in the Finance department, where he gained experience in various Finance and Planning roles. He was also Director of Market Development for Coca-Cola FEMSA’s Brazil territory and General Manager of Southern Brazil operations. Subsequently, he was Vice President and General Manager of The Coca-Cola Company’s South African franchise and led the Coca-Cola System in South Africa, Swaziland and Lesotho. Between 2021-2022 he served as President of Southern Operations for The Coca-Cola Company, being responsible for operations in 6 countries in Latin America: Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay. He was part of the board of directors of Arca Continental Bebidas in Mexico between 2021-2022; of the Movement for Racial Equity (MOVER) in Brazil, from its foundation until 2022. In addition, he was Chairman of the Board of Directors of the Brazilian Coca-Cola Institute between 2021-2022 and Chairman of the Board of the Coca‑Cola Mexico Foundation from 2023 to 2025.

María Francisca Yáñez Castillo

Appointment: Member of the Board of Directors of the Company since April 2024.

Experience: She holds a civil industrial engineering degree and PhD in Engineering from the Pontificia Universidad Católica de Chile. She has completed management programs at the London School of Economics, Kellogg Executive Education, Universidad Adolfo Ibáñez, Universidad de Chile and the Institute of Directors in London. She is a mentor and strategic advisor to various boards, where she connects digital transformation and artificial intelligence with business strategy. She was National Technology Officer at Microsoft for Chile and Argentina, leading the National Artificial Intelligence Initiative for the region and the national cybersecurity roadmap. Also, at the request of the Parliament, she led the public-private-academia work of the first Artificial Intelligence regulation in Chile, from the perspective of talent development and education. She has represented Chile in international forums such as OECD, UN, APEC and WHO; she was named Young Leader in 2014 and Woman Leader of Chile in 2023 by El Mercurio. She was director of the Chilean National Traffic Safety Commission, where she played a key role in the implementation of policies that save lives, such as the Zero Tolerance Law for alcohol consumption while driving.

Other positions: Director of Orion, Conecta Logística, and the National Center for Artificial Intelligence (CENIA); member of ICARE’s Innovation Circle and Women Corporate Directors.

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

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	66	Chief Executive Officer
Andrés Wainer	55	Chief Financial Officer
Fernando Jaña	48	Chief Strategic Planning Officer
Jaime Cohen	58	Chief Legal Officer
Martín Idígoras	50	Chief IT Officer
Gonzalo Muñoz	64	Chief Human Resources Officer
Fabián Castelli	60	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	65	General Manager of Rio de Janeiro Refrescos Ltda. (RJR)
José Luis Solórzano	55	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	71	General Manager of Paraguay Refrescos S.A.
(1)	Age at December 31, 2025.

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

For the Company’s Chief Executive Officer, the only performance indicator that affect its performance bonus is consolidated EBITDA. For general managers of operations, the main performance indicators are EBITDA generated by their operation in local currency, consolidated EBITDA in Chilean pesos, market share, sustainability indicators (Water Use Ratio; % returnability and % resin recycled in bottles in the operations where applicable), NPS (Customer Satisfaction Indicator) and certain individualized goals in the event that the Company’s Chief Executive Officer so determines.

For corporate officers, the main performance indicators are consolidated EBITDA in Chilean pesos and certain individualized goals in the event that the Company’s Chief Executive Officer so determines. Particularly, for those executive officers who, by the nature of their position, are directly related to the Company’s investors, there is a payment scheme for their performance bonus that is partly deferred over four/five years indexed to the Company’s share price. Additionally, within the compensation structure for certain executive officers, there are permanence bonuses, which are paid out upon completion of the agreed terms of service.

For 2025, the fixed remuneration paid to Coca-Cola Andina’s executive officers amounted to Ch$6,760 million (Ch$6,736 million in 2024). Similarly, the remuneration paid for performance bonuses amounted to Ch$7,948 million (Ch$5,955 million in 2024). During 2025, there were no severance indemnities paid to the Company’s executive officers. During 2024, there were no severance indemnities paid to the Company’s executive officers.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2025, which was approved by our shareholders, was as follows:

				Culture,	Governance,
			Directors’	Ethics &	Compliance	Digital
	Directors’	Executive	and Audit	Sustainability	and Integrity	Transformation
2025	Compensation	Committee	Committee	Committee	Committee	Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González	86,700	109,200					195,900
Gonzalo Said Handal(1)	190,500			14,595	6,150	4,865	216,110
José Antonio Garcés Silva	86,700	109,200		14,595	6,150	4,865	221,510
Salvador Said Somavía(3)	86,700	109,200	28,200				224,100
Eduardo Chadwick Claro	86,700	109,200		14,595		1,230	211,725
Gonzalo Parot Palma(2)	86,700		29,100				115,800
Georges de Bourguignon Arndt	86,700						86,700
Carmen Román	86,700				9,675		96,375
Domingo Cruzat(2)	86,700		29,100				115,800
Roberto Mercadé Rovira	86,700						86,700
Luis Felipe Coelho Avellar	86,700						86,700
Jacqueline Saquel Mediano	86,700			14,595			101,295
María Francisca Yáñez Castillo	86,700					4,865	91,565
Juan Gerardo Jofré Miranda(2)	86,700		29,100				115,800
Total Gross	1,317,600	436,800	115,500	58,380	21,975	15,825	1,966,080
(1)	Includes an additional Ch$104 million as Chairman of the Board from January to December 2025.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	He has a contract as an advisor to the Directors’ and Audit Committee, for which his compensation amounts to Ch$28.2 million for the period from January to December 2025.

For the year ended December 31, 2025, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$16,674 million of which Ch$14,708 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

The duties performed by this Committee during 2025, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

●	Subject to the duties of the Audit Committee, examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to the board of directors and shareholders for their approval.
●	Subject to the duties of the Audit Committee, analyze and prepare proposal of external auditors and private risk rating agencies to the Board of Directors, which were suggested to the respective shareholders’ meeting.
●	Examine background information regarding the operations referred to by Title XVI of Law N°18,046 (related parties’ transactions) and issue a report on those operations. The details of these transactions are available in accordance with General Regulation No. 501.
●	Examine the salary systems and compensation plans of the Company’s managers, executive officers and employees.
●	Review anonymous reports.
●	Subject to the duties of the Audit Committee, review and approve the 20F and compliance with Section 404 of the Sarbanes-Oxley Act.
●	Prepare the budget proposal for the Committee’s operation.
●	Review internal audit reports.
●	Subject to the duties of the Audit Committee, periodically interview the Company’s external auditors’ representatives.
●	Review operating budget between related companies (production joint ventures).
●	Review corporate insurances.
●	Review and approve press releases that refer to the Company’s communications.
●	Review the Company’s four operations’ internal control standards, including critical risks in accounting processes, compliance of corporate policies, tax contingencies and status of internal and external audit observations.
●	Analyze risk management model.
●	Review Crime Prevention Model.
●	Review advances in Cybersecurity and IT.

●	Review judicial procedures and contingency analysis.
●	Review tax status.
●	Authorization of non-prohibited services.
●	Analysis of impairment test.
●	Review of “Oficio CMF”.
●	Prepare the Annual Management Report and Agenda.

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

Overview

As of December 31, 2025, we had 20,858 employees (full time equivalent), including 5,047 in Chile (3,733 own and 1,314 outsourced), 9,565 in Brazil (9,155 own and 410 outsourced), 3,488 in Argentina (3,414 own and 74 outsourced) and 1,772 in Paraguay (1,224 own and 548 outsourced). From these employees, 962 were temporary employees in Chile, 458 were temporary employees in Argentina, 0 were temporary in Brazil and 218 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas, ECSA and Re-Ciclar we had 398, 118, 319 and 98 employees, respectively, for a total aggregate amount of 933 employees for those four companies. Additionally, the corporate office had 52 employees.

As of December 31, 2025, 2,020, 1,101, 2,289 and 402 of our employees in Andina Chile, Brazil, Argentina and Paraguay, respectively, were members of unions. 376 of our employees in Vital Jugos, Vital Aguas and ECSA were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2024 and 2025:

	2024
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	48	0	48	7	0	7	97	0	97	43	0	43
Technicians and professionals	753	92	661	1,429	135	1,294	877	11	866	224	26	198
Workers	3,353	2,026	1,328	7,869	1,030	6,839	1,993	1,869	124	1,267	359	907
Temporary workers	914	0	914	0	0	0	536	417	119	210	0	210
Total	5,068	2,118	2,950	9,305	1,165	8,140	3,503	2,297	1,207	1,743	385	1,358

	2025
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	53	0	53	7	0	7	100	0	100	45	0	45
Technicians and professionals	763	57	706	1,595	136	1,459	895	11	884	230	23	207
Workers	3,269	1,962	1,307	7,963	965	6,998	2,035	1,911	124	1,279	379	900
Temporary workers	962	1	961	0	0	0	458	367	91	218	0	218
Total	5,047	2,020	3,027	9,565	1,101	8,464	3,488	2,289	1,199	1,772	402	1,370

	2024
	Vital Aguas/Vital Jugos/Envases Central			Re-Ciclar
	Total	Union	Non-Union	Total	Union	Non-Union
Executives	9	0	9	2	0	2
Technicians and professionals	154	101	53	17	0	17
Workers	349	312	37	21	0	21
Temporary workers	266	0	266	15	0	15
Total	778	413	365	55	0	55

	2025
	Vital Aguas/Vital Jugos/Envases Central			Re-Ciclar
	Total	Union	Non-Union	Total	Union	Non-Union
Executives	10	0	10	2	0	2
Technicians and professionals	219	117	102	27	10	17
Workers	329	259	70	33	33	0
Temporary workers	277	0	277	5	0	5
Total	835	376	459	67	43	24
(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

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

In Chile, 66,47% of employees with indefinite employment contracts are affiliated with a labor union organization, with a total of 12 labor unions organizations and a total of 17 collective bargaining agreements.

Brazil

In Brazil, 11.51% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 35 collective bargaining agreements in force as of December 31, 2025.

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

Argentina

In Argentina, 66.2% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. Historically, the Federation and the Chamber convened once a year to discuss salary conditions for the upcoming year. However, due to the lower inflation rates recorded in Argentina in 2025, the Chamber and the Federation reached two wage agreements: the first covering salaries from January to July 2025 and the second covering salaries from August to December of the same year.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2021. Consequently, during this period in the event of an employee’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2021, but not in the subsequent years (2022 to 2025).

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 23% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

E.	SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2025.

	Series A						Series B
	Beneficial		Direct		Indirect		Beneficial		Direct		Indirect
	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	49,600	0.01	12,978,583	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	36,950,863	7.81
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	—	—	—	—	25,214,463	5.32
Eduardo Chadwick Claro	—	—	—	—	65,963,602	13.93	—	—	—	—	33,750,471	7.13

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

[RESERVED]

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2025:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,428,986	55.45	108,894,380	23.0
The Bank of New York Mellon(2)	2,955,078	0.62	17,967,750	3.80
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	43,855,216	9.27	37,531,390	7.93
International Shareholders	17,713,024	3.74	138,092,926	29.18
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,428,986	55.45	108,894,380	23.0
(1)	For further information of our controlling shareholders, see below.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2025, approximately 95.94% of our Series A shares and 67.02% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders are: Inversiones SH Limitada (controlled by family Said Handal), Inversiones Cabildo SpA (controlled by the Said Somavía family), Inversiones Nueva Delta S.A. (controlled by the Garcés Silva family), Inversiones Don Alfonso Limitada (controlled by María de la Luz Chadwick Hurtado), Inversiones El Campanario Limitada (controlled by Josefina Dittborn Chadwick and Julio Dittborn Chadwick), Inversiones Los Robles Limitada (controlled by Felipe Tomás Cruzat, Carolina María Errázuriz Chadwick and María Carolina Chadwick Claro), Inversiones Las Niñas Dos SpA (controlled by Eduardo Chadwick Claro).

Below is a summary of the members of our controlling shareholders or their related persons and the number of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Limitada	65,489,786	25,164,863
Total of shares percentage of Andina:	13.84%	5.31%
Inversiones Cabildo SpA	65,487,786	36,950,863
Total of shares percentage of Andina:	13.84%	7.82%
Inversiones Nueva Delta S.A.	62,502,055	—
Inversiones Nueva Sofía Limitada	2,985,731	12,978,583
José Antonio Garcés Silva	—	49,600
Total of shares percentage of Andina:	13.84%	2.75%
Inversiones El Campanario Limitada	16,475,069	10,174,594
Inversiones Los Robles Limitada	16,475,069	10,012,029
Inversiones Las Niñas Dos SpA	16,538,395	5,126,992
Inversiones Don Alfonso Limitada	16,475,069	3,975,928
Inversiones Las Niñas Limitada	—	4,460,928
Total of shares percentage of Andina:	13.94%	7.13%
(1)	Inversiones SH Limitada is controlled by the Said Handal family. The family members are: Gonzalo, Bárbara, Marisol and Cristina Said Handal.
(2)	Inversiones Cabildo SpA is controlled by the Said Somavía family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.
(3)	Inversiones Nueva Delta S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (Sr.), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.
(4)	Inversiones Don Alfonso Limitada is controlled by María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by Josefina Dittborn Chadwick and Julio Dittborn Chadwick; Inversiones Los Robles Limitada is controlled by Felipe Tomás Cruzat, Carolina María Errázuriz Chadwick and María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Inversiones Las Niñas Limitada, company owned by Eduardo Chadwick Claro.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2025. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2024 and 2025, for probable loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2024	2025

	Million Ch$
Chile	1,473	2,379
Brazil	53,001	54,679
Argentina	722	699
Paraguay	50	54
Total	55,246	57,811

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders’ meeting to be held on April 16, 2026, we expect our shareholders to approve a distribution of dividends.

During 2023, 2024 and 2025, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2023, 2024 and 2025 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends Declared
Approval	Dividend	respect to which	and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
11-25-2025	12-18-2025	2025	19,878	20.00	0.02180	22.00	0.02398
09-30-2025	10-23-2025	2025	34,786	35.00	0.03682	38.50	0.04051
12-19-2024	01-31-2025	2024	14,014	141.00	0.14229	155.10	0.15652
09-25-2024	10-25-2024	2024	31,805	32.00	0.03385	35.20	0.03724
07-31-2024	08-14-2024	2024	31,805	32.00	0.03432	35.20	0.03776
04-25-2024	05-30-2024	Accumulated earnings	29,817	30.00	0.03305	33.00	0.03636
04-25-2024	05-23-2024	2023	31,805	32.00	0.03537	35.20	0.03891
12-28-2023	01-25-2024	2023	31,805	32.00	0.03522	35.20	0.03874
09-27-2023	10-26-2023	2023	28,823	29.00	0.03091	31.90	0.03400
07-25-2023	08-25-2023	2023	28,823	29.00	0.03393	31.90	0.03732
04-20-2023	05-26-2023	Accumulated earnings	49,695	50.00	0.06179	55.00	0.06797
04-20-2023	05-09-2023	2022	28,823	29.00	0.03655	31.90	0.04021
12-27-2022	01-27-2023	2022	28,823	29.00	0.03613	31.90	0.03975
09-27-2022	10-28-2022	2022	28,823	29.00	0.03068	31.90	0.03375
07-26-2022	08-26-2022	2022	28,823	29.00	0.03187	31.90	0.03505
04-13-2022	04-26-2022	Accumulated earnings	187,847	189.00	0.22213	207.90	0.24434
12-21-2021	01-28-2022	2021	28,823	29.00	0.03629	31.90	0.03992

B.	SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The total number of registered ADR holders we had at December 31, 2025 was 29 (22 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 2.21% of the total number of our issued and outstanding shares. On December 31, 2025, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$3,600,00 per share (US$ 23.30 per Series A ADR) and Ch$4,220.00.00 for the Series B shares (US$ 27.900 per Series B ADR). As of December 31, 2025, there were 492,513 Series A ADRs (equivalent to 2,955,078 Series A shares) and 2,994,625 Series B ADRs (equivalent to 17,967,750 Series B shares).

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

Our bylaws (“Estatutos”) are included as an exhibit to this annual report, and are also available on our website www.koandina.com, under Corporate Governance/Key Policies and Principles. The following is a summary of the material provisions of our bylaws. The last amendment of our bylaws was approved on July 12, 2012.

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

Foreign Investment and Exchange Controls in Chile

The Central Bank of Chile (“BCCh”) is responsible for, among other matters, setting monetary policies and regulating foreign exchange operations.

As of January 1, 2026, the new Compendio de Normas de Cambios Internacionales (“CNCI”) entered into force, replacing the previous framework. The CNCI consolidates and modernizes the rules applicable to international exchange transactions, maintaining the principle of exchange freedom while establishing updated requirements for reporting and channeling operations through the Mercado Cambiario Formal (“MCF”). The purpose of these amendments, as declared by the BCCh, is to facilitate the capital flows into and out of Chile, foster foreign investment and strengthen transparency in the balance of payments.

Equity investments in Chile (including stock purchases) by non-resident persons or entities must comply with the reporting and channeling requirements established in the CNCI.

Any foreign individual or legal entity, as well as Chileans with residence abroad, may invest in Chile under the general regime of exchange freedom, provided that transactions are reported to the BCCh when required and conducted through the MCF when applicable.

Under the CNCI, foreign investors are no longer required to obtain special certificates or contracts (such as the former Foreign Investment Contract or Chapter XIV authorizations). Instead, they must comply with standardized reporting obligations through the Integrated Information System (SICAM), which centralizes the submission of data on cross-border transactions.

Issuances of ADRs by Chilean corporations are now treated as ordinary foreign investments. They do not require prior approval from the BCCh, but they must be reported in accordance with CNCI rules. Funds related to ADR transactions, dividends, or share sales must be channeled through the MCF when entering or leaving the country.

Repatriation of amounts received with respect to shares, ADRs, or other securities—including dividends, sale proceeds, liquidation distributions, or capital reductions—must be carried out through the MCF and reported to the BCCh under the CNCI.

Access to foreign currency through the MCF is guaranteed under the CNCI framework, provided that the relevant reporting obligations are met. Unlike the previous regime, FEM access is no longer subject to individual contracts with the BCCh, but rather to compliance with general rules applicable to all investors.

The CNCI establishes that the BCCh cannot unilaterally restrict exchange freedom, but it retains the authority to impose reporting obligations and channeling requirements.

E.	TAXATION

Tax Considerations Relating to Equity Securities

Chilean Tax Considerations.

The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADRs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (“foreign holder”). This analysis is based on the Chilean Income Tax Law currently in force and on the applicable administrative jurisprudence, including Ruling No. 324 dated January 29, 1990 issued by the Chilean Internal Revenue Service (“SII”), as well as on the current income tax treaty between Chile and the United States (the “Treaty”), together with other applicable regulations and rules that are subject to change without prior notice The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or ADRs.

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

Capital Gains

Profits recognized from the sale or exchange of ADRs by a foreign holder made outside Chile are not subject to Chilean taxation. Capital gains generated by the sale of shares on the stock exchange are subject, as a general rule, to a 10% capital gains tax. This tax does not apply if the shareholder is resident in the United States and the conditions established in Article 13, No. 6, letters b) and c) of the Treaty are met. Essentially, these conditions are met when the shares are sold by an institutional investor on a Chilean stock exchange or another type of investor on a stock exchange (recognized by Chile or the United States, as applicable) or in a public share offering, insofar as, in the latter case, the shares have been acquired on a Chilean stock exchange, in a public share offering, in a placement of shares from a first issue or in an exchange of bonds convertible into shares.

The tax cost of the shares of common stock received in exchange for ADRs (“conversion”) is determined in accordance with the valuation procedure established in the Deposit Agreement, which values the common shares at the highest sale price recorded on the Santiago Stock Exchange on the date the common shares are withdrawn. Accordingly, the conversion of ADRs into common shares, and the immediate sale of such shares at the value established pursuant to the Deposit Agreement, does not generate a capital gain subject to taxation in Chile. However, if the sale of the shares occurs on a day different from the date on which the conversion is recorded, the resulting capital gain may be subject to taxation in Chile. With respect to this matter, on October 1, 1999, the SII issued Ruling No. 3,708, through which it allowed Chilean issuers of ADRs to amend their deposit agreements to include a clause providing that, if the exchanged shares are sold by ADR holders on the Santiago Stock Exchange, either on the same day the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall correspond to the price indicated on the invoice issued by the securities broker involved in the sale transaction. Therefore, this modification is included in the Deposit Agreement, any capital gain —that may be generated when the conversion date differs from the sale date— may not be subject to taxation, provided that the SII maintains this criterion and the taxpayer acts in good faith, which the taxpayer must demonstrate to the satisfaction of the authority in the event of a challenge.

The distribution and exercise of preemptive rights relating to the shares of common stock are not subject to taxation in Chile. Any capital gain from the sale or assignment of preemptive rights will be subject to general taxation.

The tax treaty to avoid double taxation between Chile and the United States

The current income tax treaty between Chile and the United States entered into force in December 2023, and the following are among its tax effects:

●	The Treaty (art. 10) establishes maximum withholding tax rates on dividends of 5% or 15%, depending on the shareholder’s level of ownership (a maximum rate of 5% applies if the beneficial owner holds 10% or more of the voting shares of the company paying the dividend, and a 15% rate applies in all other cases). This benefit provided under the Treaty will not be applicable, in the case of Chile, for as long as Chile maintains its integrated tax system. Therefore, the withholding tax rate on dividends paid from Chile to a U.S. resident remains 35%, but with a credit for 100% of the 27% corporate tax paid by the Chilean company.
●	The entry into force of the Treaty does not have any effect on the exemptions applicable to capital gains derived from the sale of ADRs. In the case of the sale of shares issued by a Chilean company by a U.S. resident, if certain conditions are met, the Treaty provides for exclusive taxing rights in the United States, including in the case of shares sold on a recognized stock exchange in Chile or in a public offer regulated by law. Therefore, under the Treaty, the capital gain arising from the sale of such shares may be exempt from taxation in Chile.

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

Subject to certain conditions and limitations, including a minimum holding period requirement, any Chilean withholding tax (net of any credit for the corporate income tax) paid by or for the account of any U.S. holder may be eligible for credit against the U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock will generally be foreign source income and will generally constitute passive category income. However, U.S. Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied for a U.S. holder that does not elect to apply the benefits of the Treaty. The Treasury and the U.S. Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Chilean withholding tax in computing its taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock or preemptive rights (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use a foreign tax credit for any Chilean tax imposed on the disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless a U.S. holder elects to apply the benefits of the Treaty, any such Chilean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is from foreign sources). In such case, the non-creditable Chilean tax may reduce the amount realized on the disposition of the shares or preemptive rights. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Chilean tax is imposed upon the disposition of shares of common stock or preemptive rights and a U.S. holder applies such temporary relief, such Chilean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2025.

	Expected Maturity Date							Fair Value
						2031
	2026	2027	2028	2029	2030	Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile - CLP	129,621	0	0	0	0	0	129,621
Interest rate (weighted average)	4.49%	0.00%	0.00%	0.00%	0.00%	0.00%	4.49%

Short term investments - Chile - USD	10,350	0	0	0	0	0	10,350
Interest rate (weighted average)	4.19%	0.00%	0.00%	0.00%	0.00%	0.00%	4.19%

Short term investments - Brasil	40,393	0	0	0	0	0	40,393
Interest rate (weighted average)	10.76%	0.00%	0.00%	0.00%	0.00%	0.00%	10.76%

Short term investments - Argentina	8,745	0	0	0	0	0	8,745
Interest rate (weighted average)	26.76%	0.00%	0.00%	0.00%	0.00%	0.00%	26.76%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	4,627	0	0	0	0	267,050	271,677	212,700
Fixed Rate [US$] 144A Bonds	3.95%	0.00%	0.00%	0.00%	0.00%	3.95%	3.95%

International bonds (Swiss bond) (1)	937	0	0	0	0	193,928	194,865	203,410
Fixed Rate [CHF$]	2.72%	0.00%	0.00%	0.00%	0.00%	2.72%	2.72%

Local Chilean Bonds (1)	18,244	5,503	5,486	5,468	5,450	508,715	548,867	562,579
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	4.80%	4.00%	4.00%	4.00%	4.00%	3.35%	3.42%

Total public debt (Bonds)	23,808	5,503	5,486	5,468	5,450	969,693	1,015,409	978,688

Bank debt - Chile	11,820	0	12,000	0	0	92,961	116,781	115,367
Weighted average interest rate Ch$	4.44%	0.00%	6.54%	0.00%	0.00%	2.84%	3.38%

Total bank debt	11,820	0	12,000	0	0	92,961	116,781
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$656 million, Non-Current: Ch$6,119 million.

Local Chilean Bonds: Current: Ch$12 million, Non-Current: Ch$986 million.

Foreign Currency Risk

As of December 31, 2025, the only foreign currencies used by the Company to finance its operation is the U.S dollar and CHF Swiss franc, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2025, denominated in U.S. dollars and CHF Swiss franc:

						2031		Fair
(Denominated in U.S. Dollars instruments)	2026	2027	2028	2029	2030	Onwards	Total	Value

	(in millions Ch$)
Assets
Cash and cash equivalents	21,353	0	0	0	0	0	21,353	21,353

Liabilities
Bonds debt (1)	4,627	0	0	0	0	267,050	271,677	212,700
Leasing debt	1,813	1,396	1,125	1,023	676	638	6,672	6,672

(Denominated in CHF Swiss franc instruments)
Bonds debt (1)	937	0	0	0	0	193,928	194,865	203,410

Net debt	28,731	1,396	1,125	1,023	676	461,616	494,567	444,135
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$656 million, Non-Current: Ch$6,119 million.

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

As of December 31, 2025, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$25,586 million of higher foreign currency assets.

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

Fees Incurred in Past Annual Period

From January 1, 2025 to December 31, 2025, we did not receive any amounts from the depositary.

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

ITEM 15.CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report included on pages F-2 and F-3 herein.

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

	Year ended December 31,
	2024		2025
	Fees millions	% of	Fees millions	% of
Services rendered	Ch$	Total Fees	Ch$	Total Fees
Audit fees (1)	1,077	92.1%	1,196	97.1%
Audit-related fees	—	—	—	—
Tax fees (3)	85	7.3%	30	2.4%
All other fees (2)	7	0.6%	6	0.5%
Total	1,169	100.0%	1,232	100.0%
(1)	Fees for audit services and related expenses, including fees associated with the Company’s annual audit, including the integrated audit of internal control over financial reporting, the reviews of the Company’s quarterly reports required to be filed in Chile and annual statutory audits required in Chile and internationally.

(2)	Fees for all other services and related expenses not included above and related to the audit of the Company’s sustainability reports.
(3)	Tax fees correspond to the services and advice provided by the tax division to comply with tax requirements.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of Gonzalo Parot Palma, Juan Gerardo Jofré Miranda and Domingo Cruzat Amunátegui.

ITEM 16E.PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2025, neither we nor any of our affiliated parties purchased any of our equity securities, either pursuant to publicly announced plans or programs or not.

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

Chilean law establishes mandatory corporate governance standards. The CMF’s General Rule No. 461 requires disclosure of any additional discretionary Corporate Governance Guidelines that may be adopted. The Company fulfills all statutory governance obligations under Chilean Corporate Law and has not formally adopted additional discretionary Corporate Governance Guidelines.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

In accordance with the provisions of article 16 of the Securities Market Act and General Rule N° 270 of the CMF, the Board of Directors of the Company has approved a Privileged Information Management Manual (“PIM”), which applies to all directors, officers and employees of the Company. The PIM sets forth the Company’s policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. An unofficial English translation of the PIM is attached as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2024.

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

1.1

Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2

Indenture dated as of October 1, 2013, among Embotelladora Andina S.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Andina’s annual report on Form 20-F filed on April 28, 2021 (File No. 001-13142))

2.3

Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2.3 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

2.4

Appendix A (“Terms of the Bonds”) to the Bond Purchase and Paying Agency Agreement dated September 18, 2023 among Embotelladora Andina S.A. and UBS AG (incorporated by reference to Exhibit 2.4 to Andina’s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

4.1

Amended and Restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 1-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and Restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda. (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))

4.3

Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.4

Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No. 001-13142))

4.5

Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.6

Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.28 to Andina’s annual report on Form 20-F filed on April 28, 2016 (File No. 001-13142))

4.7

Amendment dated as of April 14, 2023 to Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.7 to Andina´s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

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

4.10	Amendment dated as of February 17, 2026 to Bottler Agreement among Embotelladora Andina S.A. and The Coca-Cola Company (Filed herein)

8.1	List of our subsidiaries (filed herein)

11.1	Privileged Information Management Manual (incorporated by reference to Exhibit 11.1 to Andina’s annual report on Form 20F filed on March 26, 2025 (File No. 001-13142))

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

97	Clawback Policy of Embotelladora Andina S.A. (incorporated by reference to Exhibit 97 to Andina’s annual report on Form 20F filed on March 27, 2024 (File No. 001-13142))

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

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: April 1, 2026

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors Embotelladora Andina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows-direct method for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Intangible Assets with Indefinite Useful Life (Distribution rights) and Goodwill Impairment Assessment

As described in Notes 2.7.1, 2.7.2, 2.8, 2.22.1, 15 and 16 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (distribution rights) and goodwill balances, as of December 31, 2025, were Ch$ 674,766,128 thousand and Ch$ 137,128,318 thousand respectively. Management carries out an impairment test annually, or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating units exceed their recoverable amount. The recoverable amount of the cash generating unit is the higher of the value in use and the fair value less costs to sell. The recoverable amount of cash generating units are determined based on value in use calculations. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to sales volumes and prices, discount rates, marketing expenses and other economic factors.

The principal considerations for our determination that performing procedures relating to the intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value in use calculation of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to sales volumes and prices, discount rates, marketing expenses and other economic factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the perpetual growth rates and discount rates. Evaluating management’s assumptions related to sales volumes and prices, discount rates, marketing expenses and other economic factors involved evaluating whether the significant assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the perpetual growth rates and discount rates assumptions.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

March 31, 2026

Santiago, Chile

We have served as the Company’s auditor since 2022.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2025 and 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2025 and 2024

ASSETS	NOTE	12.31.2025	12.31.2024
		ThCh$	ThCh$
Current assets

Cash and cash equivalents	4	296,539,709	248,899,004
Other financial assets	5	45,974,709	76,586,583
Other non-financial assets	6	15,985,896	27,260,507
Trade and other accounts receivable, net	7	339,778,498	332,831,088
Accounts receivable from related companies	12.1	15,299,187	9,901,543
Inventory	8	304,550,609	299,970,909
Current tax assets	9	14,924,173	17,746,106
Total Current Assets		1,033,052,781	1,013,195,740

Non-Current Assets:
Other financial assets	5	164,370,936	169,420,303
Other non-financial assets	6	82,913,107	79,746,695
Trade and other receivables	7	187,644	335,723
Accounts receivable from related parties	12.1	8,000,924	292,931
Investments accounted for under the equity method	14	87,087,871	85,192,710
Intangible assets other than goodwill	15	719,489,720	693,383,630
Goodwill	16	137,128,318	144,681,420
Property, plant and equipment	11	1,179,385,259	1,097,773,572
Deferred tax assets	10.2	8,788,858	7,081,549
Total Non-Current Assets		2,387,352,637	2,277,908,533
Total Assets		3,420,405,418	3,291,104,273

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2025 and 2024

LIABILITIES AND EQUITY	NOTE	12.31.2025	12.31.2024
		ThCh$	ThCh$
LIABILITIES
Current liabilities
Other financial liabilities	17	62,418,990	110,330,460
Trade and other accounts payable	18	480,396,027	457,074,643
Accounts payable to related parties	12.2	102,102,553	94,376,420
Other provisions	19	2,433,147	1,522,426
Tax liabilities	9	14,207,862	28,369,276
Employee benefits current provisions	13	68,363,971	72,367,187
Other non-financial liabilities	20	489,967	142,103,582
Total Current Liabilities		730,412,517	906,143,994

Other financial liabilities	17	1,191,795,823	1,066,543,247
Trade accounts and other accounts payable	18	685,605	2,534,836
Accounts payable to related companies	12.2	—	380,465
Other provisions	19	55,378,062	53,723,373
Deferred tax liabilities	10.2	218,673,311	224,967,885
Employee benefits non-current provisions	13	23,123,294	20,160,468
Other non-financial liabilities	20	3,782,958	2,252,985
Total Non-current liabilities		1,493,439,053	1,370,563,259

EQUITY
Issued capital	21	270,737,574	270,737,574
Retained earnings	21	1,169,458,993	891,746,153
Other reserves	21	(282,797,770)	(186,074,535)
Equity attributable to owners of the parent		1,157,398,797	976,409,192
Non-controlling interests		39,155,051	37,987,828
Total Equity		1,196,553,848	1,014,397,020
Total Liabilities and Equity		3,420,405,418	3,291,104,273

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the fiscal years ended December 31, 2025, 2024 and 2023

		01.01.2025	01.01.2024	01.01.2023
	NOTE	12.31.2025	12.31.2024	12.31.2023
		ThCh$	ThCh$	ThCh$
Net sales	25	3,344,835,851	3,224,233,005	2,618,437,052
Cost of sales	8 - 26	(2,037,679,124)	(1,945,363,408)	(1,601,997,255)
Gross profit		1,307,156,727	1,278,869,597	1,016,439,797
Other income	27	13,382,457	21,479,861	1,310,489
Distribution expenses	26	(296,664,592)	(289,987,008)	(227,807,179)
Administrative expenses	26	(555,125,622)	(561,801,213)	(431,295,515)
Other expenses, by function	28	(30,114,433)	(36,650,029)	(26,441,583)
Other (losses) gains	30	(1,817,033)	—	(15,909,117)
Financial income	29	18,439,612	28,959,918	31,396,167
Financial expenses	29	(68,218,413)	(70,413,883)	(65,288,352)
Share of profit of investments in associates and joint ventures accounted for using the equity method	14.3	2,913,896	997,644	2,716,169
Foreign exchange differences	31	(3,424,890)	(7,406,704)	(17,216,130)
Result of indexation units		(5,893,367)	3,988,588	(7,398,952)
Net Income before income taxes		380,634,342	368,036,771	260,505,794
Income tax expense	10.1	(110,156,927)	(133,392,646)	(85,994,307)
Net Income		270,477,415	234,644,125	174,511,487

Net income attributable to
Owners of the parent		268,696,936	232,662,884	171,441,410
Non-controlling interests		1,780,479	1,981,241	3,070,077
Net Income		270,477,415	234,644,125	174,511,487

Earnings per Share, basic and diluted		CLP	CLP	CLP
Earnings per Series A share	21.5	270.35	234.09	172.49
Earnings per Series B share	21.5	297.38	257.50	189.74

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the fiscal years ended December 31, 2025, 2024 and 2023

	01.01.2025	01.01.2024	01.01.2023
	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Other comprehensive income:
Net income	270,477,415	234,644,125	174,511,487
Components of other comprehensive income that will not be reclassified to net income for the period, before tax
Actuarial gains (losses) on defined benefit plans	(198,547)	(2,865,423)	2,381,650
Components of other comprehensive income to be reclassified to net income for the period, before tax
Gain (losses) from exchange rate translation differences	(70,045,566)	(71,165,622)	(98,844,581)
Gain (loss) on cash flow hedges	(20,463,976)	19,166,716	52,472,352
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to defined benefit plans	53,608	773,664	(643,045)

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	31,233,446	29,114,514	37,650,601
Income tax related to cash flow hedges	6,522,863	(6,978,956)	(14,183,004)
Other comprehensive income, total	(52,898,172)	(31,955,107)	(21,166,027)
Total comprehensive income	217,579,243	202,689,018	153,345,460
Total comprehensive income attributable to:

Equity holders of the parent	215,336,570	200,347,191	150,135,125
Non-controlling interests	2,242,673	2,341,827	3,210,335
Total Comprehensive Income	217,579,243	202,689,018	153,345,460

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2025, 2024 and 2023

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange differences	Cash flow hedge	losses on employee	Other	Total other	Retained	to owners of	Non-controlling
	Issued Capital	on translation	reserve	benefits	reserves	reserves	Earnings	the controller	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance 01.01.2025	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020
Adjustment application IAS 21*	—	(43,362,869)	—	—	—	(43,362,869)	—	(43,362,869)	(7,532)	(43,370,401)
Equity at the beginning of the period	270,737,574	(642,622,128)	(11,879,833)	(8,087,069)	433,151,626	(229,437,404)	891,746,153	933,046,323	37,980,296	971,026,619
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	268,696,936	268,696,936	1,780,479	270.477.415
Other comprehensive income	—	(39,294,032)	(13,927,263)	(139,071)	—	(53,360,366)	—	(53,360,366)	462,194	(52.898.172)
Comprehensive income	—	(39,294,032)	(13,927,263)	(139,071)	—	(53,360,366)	268,696,936	215,336,570	2,242,673	217.579.243
Dividends	—	—	—	—	—	—	(54,664,430)	(54,664,430)	—	(54,664,430)
Increase (decrease) due to other changes **	—	—	—	—	—	—	63,680,334	63,680,334	(1,067,918)	62,612,416
Total changes in equity	—	(39,294,032)	(13,927,263)	(139,071)	—	(53,360,366)	277,712,840	224,352,474	1,174,755	225,527,229
Ending balance 12.31.2025	270,737,574	(681,916,160)	(25,807,096)	(8,226,140)	433,151,626	(282,797,770)	1,169,458,993	1,157,398,797	39,155,051	1,196,553,848

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange differences	Cash flow hedge	losses on employee	Other	Total other	Retained	to owners of	Non-controlling
	Issued Capital	on translation	reserve	benefits	reserves	reserves	Earnings	the controller	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	232,662,884	232,662,884	1,981,241	234,644,125
Other comprehensive income	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	—	(32,315,693)	360,586	(31,955,107)
Comprehensive income	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	232,662,884	200,347,191	2,341,827	202,689,018
Dividends	—	—	—	—	—	—	(265,370,962)	(265,370,962)	(1,421,402)	(266,792,364)
Increase (decrease) due to other changes **	—	—	—	—	—	—	155,142,436	155,142,436	2,372,516	157,514,952
Total changes in equity	—	(42,426,360)	12,184,553	(2,073,886)	—	(32,315,693)	122,434,358	90,118,665	3,292,941	93,411,606
Ending balance 12.31.2024	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020

* Corresponds to the impact of the application of Amendments to IAS 21 – Lack of Exchangeability, see Note 2.23.1.

** Mainly corresponds to the effects of inflation on the equity of our subsidiaries in Argentina (see Note 2.5.1).

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

		Other reserves
		Reserves for		Actuarial gains or
		Exchange Rate	Cashflow hedge	losses in employee	Other	Total Other	Retained	Controlling	Non-controlling
	Issued capital	Differences	reserve	benefits	reserves	reserves	earnings	equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	171,441,410	171,441,410	3,070,077	174,511,487
Other comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	—	(21,306,285)	140,258	(21,166,027)
Comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	171,441,410	150,135,125	3,210,335	153,345,460
Dividends	—	—	—	—	—	—	(167,968,886)	(167,968,886)	(777,956)	(168,746,842)
Increase (decrease) from other changes *	—	—	—	—	—	—	48,864,144	48,864,144	4,120,000	52,984,144
Total changes in equity	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	52,336,668	31,030,383	6,552,379	37,582,762
Ending balance 12.31.2023	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows – Direct Method

For the fiscal years ended December 31, 2025, 2024 and 2023

		01.01.2025	01.01.2024	01.01.2023
Cash flows provided by Operating Activities	NOTE	12.31.2025	12.31.2024	12.31.2023
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		4,445,641,158	4,455,460,124	3,716,722,747
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(3,001,163,980)	(3,194,881,778)	(2,577,032,215)
Payments to and on behalf of employees		(344,307,581)	(340,368,155)	(260,336,901)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(484,173,175)	(407,950,607)	(394,507,399)
Dividends received		2,694,175	2,752,778	8,013,426
Interest payments		(57,331,558)	(65,837,409)	(67,010,058)
Interest received		6,867,020	10,024,203	14,354,013
Income tax payments		(103,077,570)	(85,380,681)	(71,269,988)
Other cash movements (tax on bank debits Argentina and others)		(4,021,087)	(16,576,564)	(2,103,389)
Cash flows provided by Operating Activities		461,127,402	357,241,911	366,830,236

Cash flows used in Investing Activities
Proceeds from sale of Property, plant and equipment		171,461	1,222,276	142,208
Purchase of Property, plant and equipment		(277,822,215)	(291,541,611)	(192,707,498)
Collection on forward, term, option and financial exchange agreements		—	—	156,738
Sales of other current financial assets.		27,785,812	—	32,000,000

Other cash inflows (outflows)		1,289,585	466,704	2,119,674
Net cash flows used in Investing Activities		(248,575,357)	(289,852,631)	(158,288,878)

Cash Flows used in Financing Activities
Proceeds from changes in ownership interests in subsidiaries		—	2,344,883	4,119,966
Proceeds from short term loans		153,154,775	123,752,721	31,850,233
Loan payments		(84,947,461)	(62,776,958)	(26,378,491)
Lease liability payments		(14,446,410)	(10,347,356)	(6,299,217)
Dividend payments by the reporting entity		(195,890,117)	(158,408,120)	(165,877,422)
Proceeds from the issuance of bonds		—	—	167,739,096
Payment of bond principal		(18,425,349)	(16,910,371)	(330,996,600)
Proceeds (payments) from bond-related derivative instruments		(1,857,649)	2,587,025	138,715,637
Net cash flows used in Financing Activities		(162,412,211)	(119,758,176)	(187,126,798)
Net increase (decrease) in cash and cash equivalents before exchange differences		50,139,834	(52,368,896)	21,414,560
Effects of exchange differences on cash and cash equivalents		645,741	13,281,140	4,547,790
Effects of inflation in cash and cash equivalents in Argentina		(3,144,870)	(15,696,923)	(13,960,654)
Net increase (decrease) in cash and cash equivalents		47,640,705	(54,784,679)	12,001,696
Cash and cash equivalents – beginning of year	4	248,899,004	303,683,683	291,681,987
Cash and cash equivalents - end of years	4	296,539,709	248,899,004	303,683,683

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter “CMF”), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”), and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and throughout the entire territory of Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile, it expires in January 2027, and is currently under the process of renewal; and for the territory in Paraguay, it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of December 31, 2025, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on March 31, 2026.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1          Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2025, 2024 and 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” Accounting Standards) and the Interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2025 and 2024 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods between January 1 and December 31, 2025, 2024 and 2023 and the related notes.

The Company’s 2025 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on January 27, 2026, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2025 and 2024 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.

Included in this 2025 consolidated financial statements are consolidated statement of financial position as of December 31, 2025 and 2024, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2025, 2024 and 2023. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.

This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on March 31, 2026, with subsequent events considered through this later date.

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

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest (%)
		12.31.2025			12.31.2024
Taxpayer ID	Company name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	100.0	—	100.0	100.0	—	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.0	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda. *	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	—	60.00	60.00	—	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	—	66.5	66.5	—	66.5
93.899.000-k	VJ S.A.	15.0	50.0	65.0	15.0	50.00	65.0

* As of December 31, 2025, Red de Transportes Comerciales Ltda. is in the process of closing its economic and tax activities. As of May 9, 2025, Embotelladora Andina S.A. absorbed its operations

2.3          Investments in associates

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

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina S.A.

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

2.5          Functional and presentation currency

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

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising on items whose fair value gains or losses are recognized in comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of December 31, 2025.

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

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to December 2025 and 2024 amounted to 38.40% and 118.10%, respectively.

2.5.2       Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

●	The statement of financial position is translated to the closing exchange rate at the financial statement date, and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
●	Cash flow income statements are also translated at average exchange rates for each transaction.
●	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.
b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

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

In accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates,” we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Banco de la Nación Argentina (BNA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso, calculated using the closing rates for each period and used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	(*) ARS	PGY
12.31.2025	907.13	164.86	0.62	0.138
12.31.2024	996.46	160.92	0.97	0.127
12.31.2023	877.12	181.17	1.08	0.120

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PGY
12.31.2025	950.87	170.32	0.126
12.31.2024	944.20	175.86	0.124
12.31.2023	839.92	168.31	0.115

(*) For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6          Property, plant and equipment

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

The Company incorporates general and specific interest costs directly attributable to the acquisition, construction, or production of an asset that necessarily takes time to get ready for its intended use. No interest has been recognized for the reported period.

As of December 31, 2025 and 2024, there are no essential items or fixed assets that are temporarily out of service. Property, plant, and equipment primarily comprise land and buildings, production machinery, cooling equipment, returnable bottles, vehicles, and other auxiliary equipment. All of these elements are integral for the manufacturing, storage, and distribution of beverages.

The Company does not possess any substantial assets that, having reached the end of their depreciation cycle, continue to be utilized as of December 31, 2025, and 2024. The assets that may eventually be affected by this situation primarily consist of minor assets, such as cooling equipment, returnable bottles, furniture, computers, and lighting, among others.

As of December 31, 2025 and 2024, the Company utilizes the cost model to measure its property, plant, and equipment. Based on our estimates, the carrying amount does not exceed fair value. Given that the assets are in operational use, they have not suffered any significant impairment, and market prices for similar assets remain stable in the industry. Therefore, no appraisal or revaluation process has been carried out in those fiscal years.

2.7          Intangible assets and goodwill

2.7.1       Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment loss is recognized, for the amount by which the carrying amount of cash generating units exceed their recoverable amount immediately as an expense and is not subsequently reversed. Goodwill is carried at cost less accumulated impairment losses.

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

2.7.3       Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years. Amortization is recorded in the income statement under cost of sales or administrative expenses, depending on the purpose and use of the software, whether in production processes or administrative functions.

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

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other intangible assets of indefinite useful life.These cash generating units or groups of cash generating units are composed of the following segments:

●	Operation in Chile; North Zone (Antofagasta, Atacama and Coquimbo), Metropolitan Area, Central Zone (San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
●	Operation in Argentina; San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires;
●	Operation in Brazil: State of Rio de Janeiro and Espirito Santo, Ipiranga territories, and investment in the Sorocaba associate;
●	Operation in Paraguay

Other intangible assets with indefinite useful lives consist of:

●	Comercializadora Novaverde (Guallarauco);

●	AdeS Argentina;
●	AdeS Brazil and investment in the associate Leão Alimentos e Bebidas Ltda.;
●	AdeS Paraguay

To assess whether goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2024 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2025 Discount	2024 Discount
	rates	rates
Argentina	21.3%	21.2%
Chile	7.7%	9.3%
Brazil	15.8%	10.4%
Paraguay	12.6%	11.0%

b)	Other assumptions

The financial projections used to determine the present net value of future cash flows from Cash Generating Units (CGUs) are prepared based on key historical variables and approved budgets for each CGU.

In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that have lower margins such as alcohol. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

●	the discount rate used to determine the present value of projected cash flows,
●	the perpetuity growth rate, and
●	the EBITDA margins considered for each CGU.

In order to assess the robustness of the impairment test results, sensitivity analyses were performed using variations in the main variables used in the model. The following ranges were considered for these variations.

●	Discount rate: increase or decrease of up to 200 basis points, applied to the rate used to discount future cash flows to present value.
●	Perpetuity growth rate: increase or decrease of up to 25 basis points in the rate used to determine the perpetual growth of future cash flows.
●	EBITDA margin: increase or decrease of up to 150 basis points on the EBITDA margin of operations, applied uniformly to each year of the projected period, corresponding to the years 2026 to 2030.

As a result of the modeling and valuation of the various CGUs, and considering the impairment tests performed as of December 31, 2025, Management has concluded that there is no indication of impairment in any of the Cash Generating Units evaluated.

The recoverable values determined exceed the carrying amounts of the associated assets, even under the sensitivity scenarios applied to the main variables of the model. The projections utilized reflect conservative assumptions and are in line with the historical performance of the markets in which the Company operates.

For the 2024 period, although no impairment were identified for the CGUs described above, during the annual review of intangible assets with indefinite useful lives, it was determined that for the Guallarauco brand, specifically the investment in Novaverde, the recoverable value was CLP 2,921 million less than the carrying amount recorded in the Financial Statements, which was reduced from its carrying amount as of December 2024. On the other hand, AdeS Chile recognized an impairment of the investment equivalent to CLP 881 million as of December 2024.

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

2.10.2    Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”. The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2025, the Company had no embedded derivatives.

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

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities
Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable
Level 3:	Valuation techniques for which the lowest level variable used, which are significant for the calculation, are not observable.

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

2.20        Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC is recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

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

2.22.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The value in use is determined by management using a discounted cash flow model. The significant judgments and assumptions used in the cash flow projections include sales volumes and prices, discount rates, marketing expenses and other economic factors.

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

2.22.4     Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determined that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written off to its estimated recoverable value.

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

2.22.6.       Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At the year end there were no modifications to the agreements. Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19. Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23      New Standards, Interpretations and Amendments to IFRS

2.23.1     Mandatory standards, interpretations and amendments for the first time for financial years beginning on January 1, 2025.

Amendments to IAS 21 - Lack of Exchangeability. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not exchangeable into another currency for a specific purpose at the measurement date. A currency is exchangeable into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or exchangeable mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of exchange y as mentioned above.

The consolidated financial statements of Embotelladora Andina S.A. as of December 31, 2025, incorporate changes resulting from the initial adoption of International Accounting Standard IAS 21 – Lack of Exchangeability.

On April 14, 2025, in the context of the new economic plan, the Central Bank of the Argentine Republic (BCRA) announced the lifting of exchange controls.

The elimination of these restrictions on the acquisition of foreign currency allowed for greater transparency in the determination of exchange rates and facilitated convergence toward a unified dollar. This led to a devaluation of the official dollar and a reduction in the exchange rate known as the “dólar contado con liquidación” (CCL), bringing both values closer together.

In compliance with IAS 21 – Lack of Exchangeability, from January 1, 2025, until the date of the lifting of the currency controls, the results and financial statements of subsidiaries in Argentina, whose functional currency is the Argentine peso, have been translated into the presentation currency using the exchange rate corresponding to the CCL dollar.

The effects of the exchange rates used to convert the functional currency (ARS) to the presentation currency (CLP) are as follows:

1.

As of December 31, 2025, the conversion of balance sheet accounts in Argentina was performed using a parity of $0.62, calculated between the value of the dollar observed in Chile of $907.13 and the Mercado Libre de Cambios (MLC) dollar exchange rate of $1,455.0 published on December 31, 2025, on the website of Banco de la Nación Argentina (BNA). For more information on conversion to presentation currency, see Note 2.5.2 and Note 2.5.3.

2.

For the purposes of the initial adjustment (determination of the adjustment as of January 1, 2025), where the impact is exclusively on the Company’s equity, a parity of $0.84 was used, obtained by dividing the value of the dollar observed in Chile of $996.46 as of December 31, 2024, by the CCL exchange rate of $1,186.93.

The effects of these exchange rates on the balance sheet accounts, in the process of conversion from the functional currency (ARS) to the presentation currency (CLP), is CLP 43,370,401 thousand:

			Exchange	Equity ARS as of	Equity conversion
Equity conversion as of January 1, 2025	USD/CLP	USD/ARS	rate	December 31, 2024	in ThCh$
Official dollar	996.46	1,032.00	0.97	344,114,442,067	332,263,829
CCL dollar as of January 1	996.46	1,186.93	0.84	344,114,442,067	288,893,428
Change in ending balance initial conversion equity 01.01.2025					43,370,401

2.23.2     Standards, interpretations and amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to:

●	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	Clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;
●	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and
●	Make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Annual Improvements to IFRS - Volume 11. The following improvements were published in July 2024:

(1)

IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 indicated in paragraphs B5-B6 regarding the retrospective application exception in hedge accounting were improved.

(2)

IFRS 7 Financial Instruments: Disclosures. Regarding the disclosures on results from the derecognition of financial assets where there is continuous involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs that impacted the fair value, and therefore, part of the result of the derecognition.

(3)	IFRS 9 Financial Instruments. A reference on the initial measurement of accounts receivable was amended by eliminating the concept of transaction price.
(4)	IFRS 10 Consolidated Financial Statements. Some improvements are incorporated in the description of the control assessment when there are “de facto agents.”
(5)	IAS 7 Statement of Cash Flows. A reference in paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.

Amendment to IFRS 9 and IFRS 7: Contracts Referencing Electricity That Depends on Nature (Published in December 2024). This amendment includes:

●	Clarifying the application of the “own use” requirements;
●	Allowing hedge accounting if these contracts are used as hedging instruments; and
●	Disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

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

A subsidiary is eligible if it:

●	Has no public liability; and
●	Has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS.

The amendments to IFRS 19 assist eligible subsidiaries by reducing disclosure requirements in respect of Standards and amendments issued between February 2021 and May 2024, namely:

●	IFRS 18, Presentation and Disclosure in Financial Statements;
●	Financing Agreements with Suppliers (Amendments to IAS 7 and IFRS 7);
●	International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12);
●	Lack of Exchangeability (Amendments to IAS 21); and
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

Amendments to IAS 21 - Conversion to a Hyperinflationary Reporting Currency. Published in November 2025, these limited-scope amendments specify the conversion procedures applicable to entities whose reporting currency is the currency of a hyperinflationary economy. An entity applies the amendments when:

●	its functional currency is the currency of a non-hyperinflationary economy, and it translates its results and financial position into the currency of a hyperinflationary economy; or
●	it translates the results and financial position of a foreign operation whose functional currency is the currency of a non-hyperinflationary economy into the currency of a hyperinflationary economy.

The objective of the amendments is to enhance the usefulness of the resulting information in a cost-effective manner. The amendments were developed in response to stakeholder feedback and are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency.

Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36, and IAS 37 - Disclosures about Uncertainties in Financial Statements. Published in November 2025.

These amendments introduce illustrative examples demonstrating how entities apply the requirements of IFRS Accounting Standards to disclose the effects of uncertainties in their financial statements.

The examples do not add to or amend the requirements of IFRS Accounting Standards and, accordingly, do not give rise to transition requirements. The examples will accompany the respective Standards to which they relate.

Company management estimates that the adoption of the standards, interpretations and amendments described above will not have a material impact on the Company’s consolidated financial statements in the period of initial application.

Regarding the implementation of IFRS 18 - Presentation and Disclosure in Financial Statements, management is conducting a thorough analysis of the potential impact on the company’s consolidated financial statements.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses the performance of operating segments based on the net income of each of the countries where there are Coca-Cola franchises.

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

A summary of the Company’s operations by segment in accordance with IFRS is as follows:

	Operation in	Operation in	Operation in	Operation in	Inter-segment	Consolidated
For the period ended December 31, 2025	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,319,136,024	743,463,364	976,907,746	314,659,686	(9,330,969)	3,344,835,851
Cost of sales	(871,161,843)	(402,209,929)	(591,130,936)	(182,782,385)	9,605,969	(2,037,679,124)
Distribution expenses	(105,586,109)	(98,103,991)	(75,937,785)	(17,036,707)	—	(296,664,592)
Administrative expenses	(215,872,575)	(160,414,495)	(134,620,377)	(44,218,175)	—	(555,125,622)
Financial income	4,911,713	1,776,760	10,796,800	954,339	—	18,439,612
Financial costs	(36,486,570)	(4,230,018)	(27,501,825)	—	—	(68,218,413)
Share of entity in income of associates accounted for using the equity method, total	(881,145)	—	3,795,041	—	—	2,913,896
Income tax expense	(35,346,977)	(27,141,446)	(40,009,007)	(7,659,497)	—	(110,156,927)
Other income (expenses)	(22,054,781)	(6,610,945)	(2,795,601)	3,594,061	—	(27,867,266)
Net income of the segment reported	36,657,737	46,529,300	119,504,056	67,511,322	275,000	270,477,415

Depreciation and amortization	59,720,407	43,194,473	41,427,158	15,174,455	(275,000)	159,241,493

Current assets	560,362,117	144,285,504	244,460,128	83,945,032	—	1,033,052,781
Non-current assets	899,299,770	322,176,655	820,894,414	344,981,798	—	2,387,352,637
Segment assets, total	1,459,661,887	466,462,159	1,065,354,542	428,926,830	—	3,420,405,418

Carrying amount in associates accounted for using the equity method, total	45,641,870	—	41,446,001	—	—	87,087,871

Purchase of property, plant and equipment	82,414,851	35,767,333	122,175,235	37,464,796	—	277,822,215

Current liabilities	238,966,685	129,772,961	301,583,342	60,089,529	—	730,412,517
Non-current liabilities	916,231,359	39,559,512	516,413,218	21,234,964	—	1,493,439,053
Segment liabilities, total	1,155,198,044	169,332,473	817,996,560	81,324,493	—	2,223,851,570

Cash flows from (used in) operating activities	268,604,567	68,620,260	91,656,678	32,245,897	—	461,127,402
Cash flows from (used in) investing activities	(80,494,816)	(40,041,398)	(90,574,347)	(37,464,796)	—	(248,575,357)
Cash flows from (used in) financing activities	(132,802,798)	(25,061,467)	(3,461,981)	(1,085,965)	—	(162,412,211)

	Operation in	Operation in	Operation in	Operation in	Inter-segment	Consolidated
For the period ended December 31, 2024	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,245,017,869	798,447,268	909,678,045	282,065,004	(10,975,181)	3,224,233,005
Cost of sales	(824,059,469)	(428,873,483)	(542,292,798)	(161,442,839)	11,305,181	(1,945,363,408)
Distribution expenses	(101,148,705)	(106,646,693)	(66,879,135)	(15,312,475)	—	(289,987,008)
Administrative expenses	(200,770,283)	(180,872,313)	(141,148,019)	(39,010,598)	—	(561,801,213)
Financial income	10,879,956	(2,505,917)	19,571,322	1,014,557	—	28,959,918
Financial costs	(32,598,203)	(11,204,328)	(26,611,352)	—	—	(70,413,883)
Share of entity in income of associates accounted for using the equity method, total	(2,298,261)	—	3,295,905	—	—	997,644
Income tax expense	(42,534,666)	(35,815,666)	(48,040,456)	(7,001,858)	—	(133,392,646)
Other income (expenses)	(26,486,958)	7,091,473	1,526,372	(719,171)	—	(18,588,284)
Net income of the segment reported	26,001,280	39,620,341	109,099,884	59,592,620	330,000	234,644,125

Depreciation and amortization	51,077,980	47,953,737	36,388,203	16,021,013	(330,000)	151,110,933

Current assets	528,419,153	174,373,750	224,628,287	85,774,550	—	1,013,195,740
Non-current assets	867,381,313	387,082,375	728,698,570	294,746,275	—	2,277,908,533
Segment assets, total	1,395,800,466	561,456,125	953,326,857	380,520,825	—	3,291,104,273

Carrying amount in associates accounted for using the equity method, total	46,683,997	—	38,508,713	—	—	85,192,710

Disbursements on segment non-cash assets	105,146,894	76,780,061	93,640,763	15,973,893	—	291,541,611

Current liabilities	426,497,211	186,311,088	240,103,614	53,232,081	—	906,143,994
Non-current liabilities	923,267,523	49,094,282	378,537,102	19,664,352	—	1,370,563,259
Segment liabilities, total	1,349,764,734	235,405,370	618,640,716	72,896,433	—	2,276,707,253

Cash flows from (used in) operating activities	237,563,057	33,918,565	70,270,360	15,489,929	—	357,241,911
Cash flows from (used in) investing activities	(163,677,289)	(75,645,230)	(34,556,219)	(15,973,893)	—	(289,852,631)
Cash flows from (used in) financing activities	(77,241,755)	32,332,916	(73,477,219)	(1,372,118)	—	(119,758,176)

	Operation in	Operation in	Operation in	Operation in	Inter-segment	Consolidated,
For the period ended December 31, 2023	Chile	Argentina	Brazil	Paraguay	eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenues from ordinary activities	1,191,974,011	460,337,955	745,382,614	223,840,649	(3,098,177)	2,618,437,052
Cost of sales	(785,163,742)	(234,814,106)	(460,648,667)	(124,798,917)	3,428,177	(1,601,997,255)
Distribution expenses	(98,940,612)	(60,925,828)	(55,074,448)	(12,866,291)	—	(227,807,179)
Administrative expenses	(185,062,364)	(98,996,057)	(116,836,812)	(30,400,282)	—	(431,295,515)
Financial income	12,892,543	8,497,135	9,251,681	754,808	—	31,396,167
Financial costs	(31,413,255)	(6,174,445)	(27,700,652)	—	—	(65,288,352)
Share of entity in income of associates accounted for using the equity method, total	320,225	—	2,395,944	—	—	2,716,169
Income tax expense	(27,867,269)	(25,000,923)	(27,122,886)	(6,003,229)	—	(85,994,307)
Oher income (expenses)	(40,422,909)	(20,238,217)	(1,651,128)	(3,343,039)	—	(65,655,293)
Net income of the segment reported	36,316,628	22,685,514	67,995,646	47,183,699	330,000	174,511,487

Depreciation and amortization	44,930,478	23,055,893	31,384,619	13,730,334	(330,000)	112,771,324

Current assets	537,875,316	86,006,922	276,111,516	81,777,273	—	981,771,027
Non-current assets	818,222,777	192,749,170	651,665,020	277,112,895	—	1,939,749,862
Segment assets, total	1,356,098,093	278,756,092	927,776,536	358,890,168	—	2,921,520,889

Carrying amount in associates accounted for using the equity method, total	49,790,788	—	42,008,479	—	—	91,799,267

Segment disbursements of non-monetary assets	98,330,718	24,421,786	50,018,391	19,936,603	—	192,707,498

Current liabilities	256,032,001	107,654,447	284,887,152	44,297,696	—	692,871,296
Non-current liabilities	965,276,582	23,188,614	300,646,803	18,552,180	—	1,307,664,179
Segment liabilities, total	1,221,308,583	130,843,061	585,533,955	62,849,876	—	2,000,535,475

Cash flows (used in) provided by in Operating Activities	196,897,114	32,330,115	118,389,616	19,213,391	—	366,830,236
Cash flows (used in) provided by Investing Activities	(224,464,143)	(24,421,513)	110,533,381	(19,936,603)	—	(158,288,878)
Cash flows (used in) provided by Financing Activities	19,739,413	3,911,735	(209,887,714)	(890,232)	—	(187,126,798)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Cash	287,408	360,472
Bank balances	156,192,975	139,876,935
Other fixed rate instruments	140,059,326	108,661,597
Cash and cash equivalents	296,539,709	248,899,004

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. As of December 31, 2024, an amount of CLP 6,878,230 is subject to restrictions on the use of cash and cash equivalents as it is committed to the purchase of real estate assets.

By currency	12.31.2025	12.31.2024
	ThCh$	ThCh$
USD	21,353,466	14,817,741
EUR	352,273	234,718
ARS	11,629,118	12,461,057
CLP	191,155,122	140,155,381
PYG	24,604,036	32,690,023
BRL	47,445,694	48,540,084
Cash and cash equivalents	296,539,709	248,899,004

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current		Non-current
Other financial assets	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	45,317,232	72,481,578	2,903,350	2,933,957
Financial assets at fair value (2)	657,477	4,105,005	142,975,857	144,550,766
Other financial assets (3)	—	—	18,491,729	21,935,580
Total	45,974,709	76,586,583	164,370,936	169,420,303
(1)	Financial instrument that do not meet the definition of cash equivalents pursuant to Note 2.13.
(2)	Market value of hedging instruments. See details in Note 22.
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current		Non-current
Other non-financial assets	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	9,086,673	16,398,362	934,715	1,037,774
Tax credit remainder (1)(2)	109,096	67,318	53,015,476	49,541,827
Judicial deposits	—	—	15,149,522	14,477,664
Other (3)	6,790,127	10,794,827	13,813,394	14,689,430
Total	15,985,896	27,260,507	82,913,107	79,746,695
(1)	In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

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

As of December 31, 2025, the amount to be transferred to the former shareholders of Ipiranga is CLP 23,882,114 or BRL 144,863 thousand (CLP 21,693,201 or BRL 134,808 thousand at December 31, 2024). The liability is included in trade accounts and other accounts payables (Note 18).

(2)	The Company obtained a favorable final judgment in the Federal Proceeding No. 5089101-22.2022.4.02.5101, pending before the 30th Federal Court of Rio de Janeiro, recognizing its right to recover the PIS and COFINS credits for payment of an amount higher than the amount owed due to an increase in the basis of calculation (including the amount of a state tax - ICMS-ST). The lawsuit was filed on 11/22/2022 and relates to the credit for the period from 11/22/2017 to 8/26/2024 in the total amount of BRL 200,266,717 (with BRL 144,539,175 corresponding to principal and BRL 55,727,543 corresponding to the monetary adjustment for the Selic rate until 12/31/2024). The total amount of the credit recorded, net of taxes and fees, is CLP 24,951,904 or BRL 155,058 thousand. The Company will initiate procedures before the Receita Federal of Brazil to validate this credit and begin offsetting the federal tax liability.
(3)	Other non-financial assets are mainly composes of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, net	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts debtor	287,812,236	282,453,556	132,362	113,966
Other debtors	45,776,284	44,195,220	39,557	212,749
Other accounts receivable	6,189,978	6,182,312	15,725	9,008
Total	339,778,498	332,831,088	187,644	335,723

	Current		Non-current
Trade and other receivables, gross	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	292,740,521	286,866,555	132,362	113,966
Other debtors	46,151,589	44,566,923	39,557	212,749
Other accounts receivable	6,470,828	6,392,415	15,725	9,008
Total	345,362,938	337,825,893	187,644	335,723

The aging of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	12.31.2025	12.31.2024
	ThCh$	ThCh$
Less than one month old	285,825,868	276,941,661
Between one and three months old	300,575	2,533,836
Between three and six months old	724,075	1,216,352
With seniority between six and eight months	5,669,012	5,920,865
With seniority greater than eight months	353,353	367,807
Total	292,872,883	286,980,521

The Company has approximately 275,567 customers, who may have balances in the different segments of the stratification. The number of customers is distributed geographically with 72,694 in Chile, 84,145 in Brazil, 66,306 in Argentina, and 52,422 in Paraguay.

The provision for expected credit losses associated with each segment of the current and non-current trade receivables is as follows:

	12.31.2025
		Impairment loss
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	283,967,276	(965,427)	0.34%
Between one and three months	2,159,167	(592,660)	27.45%
Between three and six months	724,075	(454,199)	62.73%
Between six and eight months	5,669,012	(2,590,039)	45.69%
Greater than eight months	353,353	(325,960)	92.25%
Total	292,872,883	(4,928,285)	—

	12.31.2024
		Impairment loss
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	276,941,661	(1,151,129)	0.42%
Between one and three months	2,533,836	(206,041)	8.13%
Between three and six months	1,216,352	(911,547)	74.94%
Between six and eight months	5,920,865	(1,788,253)	30.20%
Greater than eight months	367,807	(356,029)	96.80%
Total	286,980,521	(4,412,999)

The movement in the allowance for expected credit losses is presented below:

	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Opening balance	4,412,999	4,447,197	4,492,643
Increase (decrease)	1,135,744	1,426,301	1,319,216
Reversal of provision	(569,535)	(1,417,795)	(1,110,743)
Increase (decrease) due to foreign currency changes	(50,923)	(42,704)	(253,919)
Subtotal movements	515,286	(34,198)	(45,446)
Final balance	4,928,285	4,412,999	4,447,197

The provision for expected credit losses is recorded under administrative expenses in the income statement by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Raw materials (1)	127,485,242	132,404,864
Finished products	128,636,733	121,326,380
Spare parts and other production supplies	39,602,883	39,296,081
Work in progress	266,951	378,573
Other inventories	13,085,031	10,742,769
Provision for obsolescence (2)	(4,526,231)	(4,177,758)
Total	304,550,609	299,970,909

The cost of inventories recognized as cost of sales as of December 31, 2025 and 2024 amounts to ThCh$ 1,642,483,000 and ThCh$ 1,584,826,536, respectively.

(1)	Approximately 80% consists of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in product packaging.
(2)	The obsolescence provision relates mainly to the obsolescence of spare parts classified as inventory and, to a lesser extent, finished products and raw materials. The general rule is to provision all multifunctional spare parts with no turnover in the last four years prior to the technical analysis to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to their expiration date.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2025	12.31.2024
	ThCh$	ThCh$
Monthly provisional payments	1,569,017	2,113,749
Tax credits	11,402,508	12,435,193
Recoverable taxes from prior years	18,068	547,475
Surplus Tax Credit	1,934,580	2,151,773
Other Recoverable Taxes	—	497,916
Total	14,924,173	17,746,106

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	12.31.2025	12.31.2024
	ThCh$	ThCh$
Income tax expense	14,207,862	28,224,678
Other	—	144,598
Total	14,207,862	28,369,276

10 – INCOME TAX, DEFERRED TAXES, AND OTHER TAXES

10.1        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Detail	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Current tax expense	(105,206,863)	(116,949,330)	(58,334,583)
Adjustment to current tax for the previous period	(154,862)	(649,888)	(152,481)
Expense for taxes withheld from foreign subsidiaries	(3,334,078)	(3,997,308)	(11,803,842)
Other current tax expenses (income)	(3,425)	(46,712)	(688,765)
Current tax expense	(108,699,228)	(121,643,238)	(70,979,671)
Expenses (income) from the creation and reversal of temporary differences for deferred taxes and other items	(1,457,699)	(11,749,408)	(15,014,636)
Expenses (income) for deferred taxes	(1,457,699)	(11,749,408)	(15,014,636)
Total income tax expense	(110,156,927)	(133,392,646)	(85,994,307)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(74,251,356)	(83,091,643)	(44,507,433)
National	(34,447,872)	(38,551,595)	(26,472,238)
Current tax expense	(108,699,228)	(121,643,238)	(70,979,671)
Deferred taxes
Foreign	(558,594)	(7,766,337)	(13,619,606)
National	(899,105)	(3,983,071)	(1,395,030)
Deferred tax expense	(1,457,699)	(11,749,408)	(15,014,636)
Income tax expense	(110,156,927)	(133,392,646)	(85,994,307)

The reconciliation of tax expense using the statutory rate with tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Net income before taxes	380,634,342	368,036,771	260,505,794
Tax expense at legal rate (27.0%)	(102,771,272)	(99,369,928)	(70,336,564)
Effect of tax rate in other jurisdictions	(4,280,535)	(6,667,967)	(854,686)

Permanent differences:
Foreign dividend tax withholding expense and other non-taxable income	(10,051,619)	(16,136,709)	(15,253,682)
Non-deductible expenses	(3,208,984)	(2,729,645)	(2,585,111)
Tax effect on excess tax provision in previous periods	3,525,571	(227,730)	(188,988)
Tax effect of price-level restatement for Chilean companies	(3,443,934)	(4,711,530)	(9,929,818)
Subsidiaries tax withholding expense and other legal tax debits and credits	10,073,846	(3,549,137)	13,154,542
Adjustments to tax expense	(3,105,120)	(27,354,751)	(14,803,057)
Tax expense at effective rate	(110,156,927)	(133,392,646)	(85,994,307)
Effective rate	28.9%	36.2%	33.0%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2025	2024	2023
Chile	27.00%	27.00%	27.00%
Brazil	34.00%	34.00%	34.00%
Argentina	35.00%	35.00%	35.00%
Paraguay	10.00%	10.00%	10.00%

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2025		12.31.2024
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	2,321,972	(58,716,442)	13,207,209	(72,828,374)
Obsolescence provision	1,471,678	—	1,462,351	—
ICMS exclusion credit	—	(8,715,853)	—	(8,932,781)
Employee benefits	7,334,254	—	9,193,709	—
Provision for severance indemnity	3,016,001	—	3,090,610	—
Tax loss carry forwards (1)	4,079,365	—	1,777,503	—
Tax goodwill Brazil (2)	—	(14,360,929)	—	(14,017,580)
Contingency provision	27,609,103	—	27,369,217	—
Foreign Exchange differences (3)	—	(1,837,609)	—	(6,645,768)
Allowance for doubtful accounts	1,136,600	—	977,594	—
Coca-Cola incentives (Argentina)	366,718	—	44,298	—
Assets and liabilities for placement of bonds	—	(464,794)	—	(513,394)
Financial expense	—	(2,403,056)	—	(2,400,025)
Lease liabilities	2,819,956	—	5,321,034	—
Inventories	1,447,980	—	2,033,884	—
Distribution rights (4)	—	(158,144,238)	—	(155,203,115)
Prepaid income	1,629,993	—	1,582,847	(28,858)
Spare parts	—	(9,711,255)	—	(10,970,620)
Intangibles	89,070	(8,311,742)	85,915	(10,448,709)
Others	3,779,770	(4,320,995)	5,097,825	(4,641,624)
Tax inflation adjustment	—	—	—	(2,499,484)
Subtotal	57,102,460	(266,986,913)	71,243,996	(289,130,332)
Offsetting of deferred tax assets/(liabilities)	(48,313,602)	48,313,602	(64,162,447)	64,162,447
Total net assets and liabilities	8,788,858	(218,673,311)	7,081,549	(224,967,885)
(1)	Tax losses mainly associated with entities in Chile. Tax losses in Chile have no expiration date.
(2)	Difference due to the tax amortization of goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the mainly in the subsidiary Embotelladora del Atlántico S.A.
(4)	Distribution rights arising from business combinations. See Note 15.

The movements in deferred tax accounts are as follows:

Movement	12.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	(217,886,336)	(176,147,045)
Increase (decrease) in deferred tax	(9,212,483)	(50,692,808)
Increase (decrease) due to foreign currency translation(*)	17,214,366	8,953,517
Total movements	8,001,883	(41,739,291)
Final balance	(209,884,453)	(217,886,336)

(*)Includes the effect of IAS 29 due to inflation in Argentina.

10.3 Other deferred taxes

On January 24, 2024, Rio de Janeiro Refrescos Ltda. entered into an agreement with the State Secretariat of Economic Development, Industry, Trade and Services (State Secretariat of Finance, Government of the State of Rio de Janeiro), whereby it was granted differentiated tax treatment for sales tax for its industrial facility in the city of Duque de Caxias. This tax incentive will result in higher operating margins for the Company for the period 2024 to 2032, provided that certain revenue levels are met. As a result, for the 2024 fiscal year, the Company has accrued additional benefits amounting to approximately ThCh$ 3,740,000.

11 – PROPERTY, PLANT, AND EQUIPMENT

The breakdown of property, plant, and equipment at the end of each period is as follows:

Property, plant and equipment, gross	12.31.2025	12.31.2024
	ThCh$	ThCh$
Construction in progress	71,046,048	128,215,798
Land	169,299,053	123,895,947
Buildings	462,387,416	436,959,682
Plant and equipment	979,677,819	883,485,697
Information technology equipment	42,776,522	38,690,860
Fixed installations and accessories	61,907,492	79,376,966
Vehicles	100,693,925	93,948,092
Leasehold improvements	456,829	417,335
Right of use	110,230,009	101,789,265
Other property, plant, and equipment (1)	538,439,121	591,042,877
Total gross property, plant and equipment	2,536,914,234	2,477,822,519

Accumulated depreciation of Property, plant and equipment	12.31.2025	12.31.2024
	ThCh$	ThCh$
Buildings	(158,944,387)	(154,234,604)
Plant and equipment	(613,239,881)	(604,950,321)
Information technology equipment	(31,367,812)	(28,031,257)
Fixed installations and accessories	(38,045,449)	(51,636,433)
Vehicles	(61,118,362)	(58,719,029)
Leasehold improvements	(421,224)	(333,299)
Right-of-use	(78,840,844)	(66,670,171)
Other property, plant, and equipment (1)	(375,551,016)	(415,473,833)
Total accumulated depreciation	(1,357,528,975)	(1,380,048,947)
Total net property, plant, and equipment	1,179,385,259	1,097,773,572
(1)	The net balance of each of these categories is presented below:

Other property, plant, and equipment, net	12.31.2025	12.31.2024
	ThCh$	ThCh$
Containers	49,435,791	52,405,316
Promotional and marketing assets (market assets)	79,493,295	87,694,964
Other property, plant, and equipment	33,959,019	35,468,764
Total	162,888,105	175,569,044

11.1     Movements

The details of the movements in Property, plant, and equipment are as follows:

						Fixed
				Plant and	IT	installations		Leasehold		Rights-of-use	Property, plant
	Construction		Buildings,	equipment,	equipment,	and fixtures,		improvements,		assets,	and equipment,
	in progress	Land	net	net	net	net	Vehicles, net	net	Other	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2025	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
Additions	153,726,539	6,833,918	1,937,584	34,166,824	1,821,997	228,399	5,346,923	3,979	57,682,883	112,162	261,861,208
Additions to rights of use	—	—	—	—	—	—	—	—	—	14,866,967	14,866,967
Expropriations	—	(1,304,279)	(180,482)	(18,737)	(332,071)	(1,129)	(507,330)	(77,551)	(2,613,192)	(1,492,609)	(6,527,380)
Transfers between property, plant and equipment items	(212,563,731)	42,192,551	39,191,443	106,172,216	3,249,288	2,064,175	6,584,016	14,303	12,460,788	634,951	—
Transfers of rights of use	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(12,198,794)	(43,527,400)	(3,866,130)	(3,178,635)	(7,075,795)	(29,917)	(63,936,295)	—	(133,812,966)
Amortization	—	—	—	—	—	—	—	—	—	(15,610,664)	(15,610,664)
Increase (decrease) in foreign currency exchange	2,574,353	(2,319,084)	(7,956,750)	(5,999,481)	(258,483)	(2,991,300)	(75,085)	1,483	(11,247,906)	(2,085,870)	(30,358,123)
Other increases (decreases) (2)	(906,911)	—	(75,050)	(2,890,860)	134,506	—	73,771	39,272	(5,027,217)	(154,866)	(8,807,355)
Total movements	(57,169,750)	45,403,106	20,717,951	87,902,562	749,107	(3,878,490)	4,346,500	(48,431)	(12,680,939)	(3,729,929)	81,611,687
Balance at 12.31.2025	71,046,048	169,299,053	303,443,029	366,437,938	11,408,710	23,862,043	39,575,563	35,605	162,888,105	31,389,165	1,179,385,259
(1)	Assets for rights of use are composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Construction and buildings	26,649,116	(15,136,605)	11,512,511
Plant and equipment	57,140,853	(43,275,289)	13,865,564
Information Technology Equipment	1,276,895	(688,920)	587,975
Motor vehicles	20,037,359	(14,633,305)	5,404,054
Other	5,125,786	(5,106,725)	19,061
Total	110,230,009	(78,840,844)	31,389,165

Interest expense on lease liabilities at December 31, 2025 amounts to ThCh$ 2,817,626

(2)This mainly corresponds to the effect of applying IAS 29 in Argentina.

						Fixed
				Plant and	IT	installations and		Leasehold		Rights-of-use	Property, plant
	Construction			equipment,	equipment,	fixtures,		improvements,		assets,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Other	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	176,217,015	—	4,864,795	22,486,660	2,277,835	304,637	8,265,490	9,867	75,744,148	—	290,170,447
Additions Rights of use	—	—	—	—	—	—	—	—	—	12,348,946	12,348,946
Expropriations	—	(127,759)	(833,890)	(297,450)	(7,002)	(118,918)	(480,928)	—	(6,204,638)	(62,786)	(8,133,371)
Transfers between property, plant and equipment items	(134,329,091)	3,713,656	43,572,212	62,388,806	2,145,890	8,391,578	1,094,118	48,874	13,194,706	(220,749)	—
Transfers of rights of use	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(10,722,943)	(38,015,053)	(3,989,250)	(3,348,747)	(6,710,478)	(31,229)	(64,154,852)	—	(126,972,552)
Amortization	—	—	—	—	—	—	—	—	—	(16,452,010)	(16,452,010)
Increase (decrease) in foreign currency exchange	13,620,466	4,572,618	20,338,726	13,733,575	1,036,332	6,980,916	(506,611)	(12,929)	35,646,625	5,997,508	101,407,226
Other increases (decreases) (2)	(23,418,980)	—	(126,020)	3,263,166	(226,710)	—	315,858	419	(7,008,488)	216,830	(26,983,925)
Total movements	32,089,410	8,158,515	57,092,880	63,559,704	1,237,095	12,209,466	1,977,449	15,002	47,217,501	1,827,739	225,384,761
Balance at December 31, 2024	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
(1)	Assets for rights of use are composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Construction and buildings	24,518,751	(10,751,991)	13,766,760
Plant and equipment	55,846,552	(38,939,105)	16,907,447
Information Technology Equipment	999,207	(631,045)	368,162
Motor vehicles	14,696,107	(10,646,117)	4,049,990
Other	5,728,648	(5,701,913)	26,735
Total	101,789,265	(66,670,171)	35,119,094

Interest expense on lease liabilities at December 31, 2024 period amounts to ThCh$ 3,277,261

(2)	This mainly corresponds to the effect of applying IAS 29 in Argentina.

						Fixed facilities
				Plant and	IT	and		Leasehold			Property, plant
	Construction			equipment,	equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	—	197,500,539
Right-of use additions	—	—	—	—	—	—	—	—	—	25,119,021	25,119,021
Disposals	—	—	(6,707)	(292,766)	(1,365)	—	(42,333)	—	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	—	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	—	18,399,131	675,938	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	—	(96,721,061)
Amortization	—	—	—	—	—	—	—	—	—	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance at 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
(1)Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses as of December 2023 was ThCh$ 2,616,945

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

The balances and main transactions with related parties are as follows:

12.1     Accounts receivable:

					12.31.2025		12.31.2024
Tax ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	6,035,391	—	5,739,330	—
77.526.480	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	3,307,047	—	711,003	—
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	1,040,634	—	—	—
76.140.057-6	Monster Energy Company - CHILE	Associate	Chile	CLP	4,100,327	—	2,429,980	—
86.881.400	Envases CMF S.A.	Associate	Chile	CLP	325,590	—	497,269	—
96.517.210	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	234,850	—	228,333	—
96.714.870	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	—	113,897	—	292,931
76.572.588	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	28,099	—	38,423	—
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	227,249	—	257,205	—
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	BRL	—	7,887,027	—	—
Total					15,299,187	8,000,924	9,901,543	292,931

12.2     Accounts payable:

					12.31.2025		12.31.2024
Tax ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	BRL	42,154,575	—	32,292,993	380,465
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	24,722,659	—	27,864,498	—
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	7,650,174	—	1,872,078	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,846,917	—	16,594,188	—
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	5,313,923	—	3,927,254	—
76.140.057-6	Monster Energy Company Chile	Associate	Chile	CLP	10,014,011	—	4,010,463	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,076,467	—	3,233,955	—
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,035,480	—	1,103,496	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	569,282	—	340,111	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	400,514	—	621,771	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	86,331	—	152,284	—
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	24,836	—	1,970,735	—
Foreign	Monster Energy Company – USA	Shareholder related	USA	USD	117,130	—	42,763	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	4,383	—	75,296	—
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	—	—	274,535	—
Foreign	Circular PET	Shareholder related	Argentina	ARS	1,085,871	—	—	—
Total					102,102,553	—	94,376,420	380,465

12.3     Transactions:

						For the year ended	For the year ended
Tax ID	Company	Relationship	Country	Transaction Description	Currency	12.31.2025	12.31.2024
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	213,851,424	208,072,332
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	13,320,924	11,428,852
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	7,679,375	6,579,358
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	4,278,747	2,814,472
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	37,089	37,981
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	30,038,122	23,106,391
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	30,703,543	26,436,164
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and other	CLP	486,300	2,094,416
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	12,011,983	15,562,395
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	16,715,662	12,614,819
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	87,478,527	79,975,653
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	238,660	2,417,367
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	1,908	38,697
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	400,514	211,014
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	5,988,320	6,055,551
89.996.200-1	Envases del Pacífico S.A.	Related to board member	Chile	Purchases raw materials and inputs	CLP	—	138,792
94.627.000-8	Parque Arauco S.A	Related to board member	Chile	Space lease	CLP	156,419	152,248
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	180,971,905	168,538,618
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	2,203,663	6,419,348
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	96,292,733	126,331,582
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	18,332	15,387
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	1,198,082	1,371,553
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	2,572,446	4,555,837
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	68,300	1,396,272
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	6,628,720	4,682,682
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	—	14,838
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	85,519	364,747
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	—	242
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	—	69,330
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	49,285	10,796
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	15,722,283	13,838,963
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sales, Services, and others	CLP	1,756,230	481,768
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	290,717	24,649,488
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	4,669,640	3,680,425
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	297,694	521,943
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	319,620	1,127,367
97,036,000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	—	2,415
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Associate	Brazil	Purchase of Products	BRL	3,661,249	2,608,964
33-0520613	Monster Energy Company - USA	Associate	United States	Purchase of advertising materials	CLP	266,407	231,135
76140057-6	Monster Energy Company - CHILE	Associate	Chile	Sale of advertising and other services	CLP	4,115,760	4,125,235
76140057-6	Monster Energy Company - CHILE	Associate	Chile	Purchase of advertising services and others	CLP	133,920	1,153,315
76140057-6	Monster Energy Company - CHILE	Associate	Chile	Purchase of finished products	CLP	37,964,829	33,106,173
76140057-6	Monster Energy Company - CHILE	Associate	Chile	Sale of finished products	CLP	14,159,245	10,127,338
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	6,294,079	2,469,565
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Sale of finished products	CLP	2,699,495	1,837,332
Foreign	Circular PET S.A	Shareholder related	Paraguay	Purchase of raw materials and others	PYG	5,060,587	—
Foreign	Circular PET S.A	Shareholder related	Paraguay	Sale of finished products	PYG	152,673	—
97018000-1	Scotiabank Chile	Related to board member	Chile	Purchase of services - Bank charges	CLP	36,802	—

12.4     Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Executive wages, salaries and benefits	14,423,587	12,294,012
Director allowances	1,966,080	1,838,400
Accrued benefits and payments during the fiscal year	284,165	397,122
Total	16,673,832	14,529,534

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Accrued vacation	30,398,649	30,444,390
Participation in profits and bonuses	40,149,627	44,107,101
Severance indemnity	20,938,989	17,976,164
Total	91,487,265	92,527,655

	ThCh$	ThCh$
Current	68,363,971	72,367,187
Non-current	23,123,294	20,160,468
Total	91,487,265	92,527,655

13.1     Severance indemnities

The movements in employee benefits, valued in accordance with note 2, are as follows:

Movements	12.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	17,976,164	16,289,643
Service costs	1,022,593	1,191,938
Interest costs	824,574	895,043
Actuarial variations	2,181,453	1,445,044
Benefits paid	(1,065,795)	(1,845,504)
Total	20,938,989	17,976,164

13.1.1     Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2025	12.31.2024

Discount rate	2.30%	2.15%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.23%	7.53%
Mortality rate	RV-2020	RV-2020
Retirement age for women	60 years	60 years
Retirement age for men	65 years	65 years

The result of changes in severance indemnities resulting from the sensitization of the actuarial assumptions at the valuation date is presented below:

Sensitivity to discount rate	ThCh$

Variation in the provision due to an increase of up to 100 basis points	(1,003,932)
Variation in the provision for a decrease of up to 100 basis points	1,136,893

Sensitivity to salary increase	ThCh$

Variation in the provision due to an increase of up to 100 basis points	1,219,322
Variation in the provision for a decrease of up to 100 basis points	(1,088,738)

13.2     Employee expenses

Employee expenses included in the consolidated income are as follows:

Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Wages and salaries	352,419,150	357,921,430	266,893,173
Employee benefits	101,100,686	96,408,881	83,260,379
Severance benefits	7,755,088	7,338,126	6,290,886
Other personnel expenses	30,244,241	27,988,279	22,037,675
Total	491,519,165	489,656,716	378,482,113

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1     Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Currency	Investment value		Ownership interest
Tax ID	Name	Country	Function	12.31.2025	12.31.2024	12.31.2025	12.31.2024
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,528,332	21,243,928	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	12,300,684	10,874,632	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	477,422	448,687	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	52,747	52,333	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	28,615,001	27,132,918	40.00%	40.00%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	24,113,685	25,440,212	35.00%	35.00%
Total				87,087,871	85,192,710
(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

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

14.2     Movements

The movement in investments in other entities accounted for using the equity method is as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	85,192,710	91,799,267
Dividends declared	(2,494,325)	(2,363,400)
Share in operating income	3,558,989	4,549,733
Impairment of Coca-Cola del Valle New Ventures S.A.	—	(2,921,010)
Disposal of Trop Frutas do Brasil Ltda.	—	(840,815)
Other Increase (decrease) in investments in associates*	830,497	(5,031,065)
Final balance	87,087,871	85,192,710

*Mainly due to foreign currency exchange

The main movement is explained by dividends declared in 2025 and 2024 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A., added to the impairment of Coca-Cola del Valle New Ventures S.A. (see Note 2.8) and the sale of Trop Frutas do Brasil Ltda. in May 2024.

14.3     Reconciliation of share of profit in investments in associates

Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Equity income from associates	3,558,989	1,628,723	3,145,106
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(645,093)	(631,079)	(428,937)
Balance on income statement	2,913,896	997,644	2,716,169

14.4     Summary information on associates

The tables below reflect the amounts presented in the financial statements of relevant associates and not the Company’s share in those amounts.

As of December 31, 2025:

	Envases CMF	Sorocaba Refrescos	Kaik Participações	SRSA Participações	Leão Alimentos e	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ventures, Inc.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	72,167,490	50,064,605	—	22,489	96,906,836	17,614,937
Long-term assets	51,832,845	141,566,318	4,217,622	312,253	36,590,434	64,483,616
Total assets	124,000,335	191,630,923	4,217,622	334,742	133,497,270	82,098,553
Short-term liabilities	62,749,655	30,877,411	—	202,875	15,584,247	4,805,485
Long-term liabilities	18,194,015	89,216,055	—	—	14,401,812	51,181
Total liabilities	80,943,670	120,093,466	—	202,875	29,986,059	4,856,666
Total equity	43,056,665	71,537,457	4,217,622	131,867	103,511,211	77,241,887
Total revenue from ordinary activities	98,798,530	64,366,387	295,705	—	91,399,044	32,188,143
Net income before tax	2,722,024	(21,656,078)	269,415	(1,990)	15,678,822	(4,606,255)
Net income after tax	2,132,919	5,278,680	269,415	(1,990)	11,146,912	(4,686,412)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	2,132,919	14,109,154	269,415	128,570	(95,674,778)	(4,686,412)

Reporting date (See Note 2.3)	12.31.2025	11.30.2025	11.30.2025	11.30.2025	11.30.2025	11.30.2025

As of December 31, 2024:

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ventures, S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	60,901,350	70,383,020	582,815	21,952	85,684,185	13,483,450
Long-term assets	54,211,400	96,984,310	3,963,771	306,906	41,030,182	73,608,982
Total assets	115,112,750	167,367,330	4,546,586	328,858	126,714,367	87,092,432
Short-term liabilities	44,173,639	21,500,843	582,815	198,025	20,083,787	6,033,729
Long-term liabilities	28,451,254	83,198,656	—	—	16,628,702	—
Total liabilities	72,624,893	104,699,499	582,815	198,025	36,712,489	6,033,729
Total equity	42,487,857	62,667,831	3,963,771	130,833	90,001,878	81,058,703
Total income from ordinary activities	90,421,340	86,359,384	281,868	—	74,385,141	31,221,732
Net income before tax	4,035,917	36,745,257	281,868	(1,942)	572,537	(2,026,410)
Net income after tax	3,315,123	9,742,049	281,868	(1,942)	(1,875,672)	739,916
Other comprehensive income	—	(3,129,495)	—	129,557	(92,311,743)	—
Total comprehensive income	3,315,123	6,612,554	281,868	127,615	(94,187,415)	739,916

Reporting date (See Note 2.3)	12.31.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2025			December 31, 2024
	Gross	Accumulated	Net	Gross	Accumulated	Net
Detail	Value	Amortization	Value	Value	Amortization	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	678,725,549	(3,959,421)	674,766,128	659,561,522	(3,959,421)	655,602,101
Software	81,995,907	(43,689,632)	38,306,275	69,136,434	(37,800,695)	31,335,739
Water rights	587,432	—	587,432	587,432	—	587,432
Trademarks with indefinite useful life (2)	5,770,128	—	5,770,128	5,632,172	—	5,632,172
Trademarks with a defined useful life (3)	1,297,378	(1,249,433)	47,945	1,297,378	(1,079,167)	218,211
Other	514,298	(502,486)	11,812	498,447	(490,472)	7,975
Total	768,890,692	(49,400,972)	719,489,720	736,713,385	(43,329,755)	693,383,630
(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, and are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

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

(3)Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	12.31.2025	12.31.2024
	ThCh$	ThCh$
Chile (excluding the Metropolitan Region, Rancagua, and San Antonio)	300,305,728	300,305,728
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	166,509,395	162,528,398
Paraguay	204,305,759	188,443,848
Argentina (North and South)	3,645,246	4,324,127
Total	674,766,128	655,602,101

The movement and balances of identifiable intangible assets are detailed as follows:

	December 31, 2025
				Trademarks	Trademarks
	Distribution	IT	Water	Indefinite	Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630
Additions	—	17,486,264	—	—	—	3,837	17,490,101
Amortization	—	(9,647,597)	—	—	(170,266)	—	(9,817,863)
Other increases (decreases) (1)	19,164,027	(868,131)	—	137,956	—	—	18,433,852
Ending balance	674,766,128	38,306,275	587,432	5,770,128	47,945	11,812	719,489,720

	December 31, 2024
				Trademarks	Trademarks
	Distribution	IT	Water	Indefinite	Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	—	12,926,859	—	—	—	—	12,926,859
Amortization	—	(7,498,481)	—	—	(187,890)	—	(7,686,371)
Impairment (2)	(881,421)	—	—	—	—	—	(881,421)
Other increases (decreases) (1)	(8,393,578)	2,200,511	—	(708,935)	—	—	(6,902,002)
Ending balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630
(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

		Foreign currency
Cash-generating unit	01.01.2025	translation differences	12.31.2025
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	65,691,285	1,584,051	67,275,336
Argentine Operation	62,487,785	(9,810,481)	52,677,304
Paraguayan operations	7,999,327	673,328	8,672,655
Total	144,681,420	(7,553,102)	137,128,318

		Foreign currency
Cash-generating unit	01.01.2024	translation differences	12.31.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	73,831,515	(8,140,230)	65,691,285
Argentine operation	32,193,085	30,294,700	62,487,785
Paraguayan operations	7,576,179	423,148	7,999,327
Total	122,103,802	22,577,618	144,681,420

17  – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	11,820,186	56,401,282	104,960,991	—
Bonds payable, net (1) (Note 17.2)	23,808,205	29,800,608	991,600,601	1,003,864,048
Bottle guaranty deposits	13,546,983	14,136,175	—	—
Derivative contract liabilities (Note 17.3)	3,617,715	361,384	76,644,920	41,788,078
Lease liabilities (Note 17.4.1 - 2)	9,625,901	9,631,011	18,589,311	20,891,121
Total	62,418,990	110,330,460	1,191,795,823	1,066,543,247

(1)Amounts net of issuance expenses and discounts related to issuance.

The fair values of financial assets and liabilities are presented below:

	Book value	Fair value	Book value	Fair value
Current	12.31.2025	12.31.2025	12.31.2024	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	296,539,709	296,539,709	248,899,004	248,899,004
Financial assets at fair value (1)	657,477	657,477	4,047,219	4,047,219
Trade debtors and other accounts receivable (2)	339,778,498	339,778,498	332,831,088	332,831,088
Accounts receivable related companies (2)	15,299,187	15,299,187	9,901,543	9,901,543
Bank liabilities (2)	11,820,186	11,841,930	56,401,282	52,103,494
Bonds payable (2)	23,808,205	23,998,353	29,800,608	29,147,599
Bottle guaranty deposits (2)	13,546,983	13,546,983	14,136,175	14,136,175
Forward contracts liabilities (see Note 22) (1)	3,617,715	3,617,715	361,384	361,384
Leasing agreements (2)	9,625,901	9,625,900	9,631,011	9,631,011
Accounts payable (2)	480,396,027	480,396,027	457,074,643	457,074,643
Accounts payable related companies (2)	102,102,553	102,102,553	94,376,420	94,376,420

	Book value	Fair value	Book value	Fair value
Non-current	12.31.2025	12.31.2025	12.31.2024	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	142,975,857	142,975,857	144,550,766	144,550,766
Non-current accounts receivable (2)	187,644	187,644	335,723	335,723
Accounts receivable related companies (2)	8,000,924	8,000,924	292,932	292,932
Bank liabilities (2)	104,960,991	103,525,192	—	—
Bonds payable (2)	991,600,601	962,462,012	1,003,864,048	930,907,271
Leasing agreements (2)	18,589,311	18,589,311	20,891,121	20,891,121
Non-current accounts payable (2)	685,605	685,605	2,534,836	2,534,836
Derivative contracts liabilities (see Note 22) (1)	76,644,920	76,644,920	41,788,078	41,788,077
Accounts payable related companies (2)	—	—	380,465	380,465
(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

Reconciliation arising from financing activities.

	Reconciliation of financial liabilities 2025
		Changes with effect on cash flow		Changes other than cash
				Change in
				foreign currency
				and unit per		Increase	Reclassification
				adjustment	Accrual of	through new	long-term to	Fair value
	As of 01.01.2025	Acquisition	Payments *	(USD/CHF)	interest	leases	short-term	changes	Others	As of 12.31.2025
Current bank liabilities	56,401,282	48,354,775	(94,580,375)	(2,879,729)	4,524,233	—	—	—	—	11,820,186
Current bank liabilities	—	104,800,000	—	160,991	—	—	—	—	—	104,960,991
Current bonds	29,800,608	—	(49,280,177)	1,038,273	35,410,394	—	6,839,107	—	—	23,808,205
Non-current bonds	1,003,864,048	—	(4,228,479)	(1,195,861)	—	—	(6,839,107)	—	—	991,600,601
Current lease liabilities	9,631,011	—	(11,783,584)	(4,742,651)	2,830,185	10,730,323	2,960,617	—	—	9,625,901
Non-current lease liabilities	20,891,121	—	(2,662,826)	(551,047)	—	3,872,680	(2,960,617)	—	—	18,589,311
Non-current derivative contract liabilities	41,788,078	—	(14,472,986)	—	18,418,012	—	—	30,911,816	—	76,644,920
Total	1,162,376,148	153,154,775	(177,008,427)	(8,170,024)	61,182,824	14,603,003	—	30,911,816	—	1,237,050,115

Cash flow balance December 2025	ThCh$
Interest paid	(57,331,558)
Loan payments	(84,947,461)
Lease liability payments	(14,446,410)
Principal payment	(18,425,349)
Proceeds from short term loans	153,154,775
Proceeds (payments) from bond-related derivative instruments	(1,857,649)

*Financing payments include both interest and principal on the debt.

	Reconciliation of financial liabilities 2024
		Changes with effect on cash flow		Changes with effect on cash flow
				Change in
				foreign currency
				and unit per		Increase	Reclassification
				adjustment	Accrual of	through	long-term to	Fair value
	As of 01.01.2024	Acquisition	Payments *	(USD/CHF)	interest	new leases	short-term	changes	Others	As of 12.31.2024
Current bank liabilities	1,500,909	123,752,721	(75,687,330)	(9,955,723)	7,387,014	—	9,403,691	—	—	56,401,282
Current bank liabilities	13,403,691	—	(4,000,000)	—	—	—	(9,403,691)	—	—	—
Current bonds	27,479,415	—	(37,061,057)	4,147,898	35,234,352	—	—	—	—	29,800,608
Non-current bonds	953,660,440	—	(16,910,371)	67,113,979	—	—	—	—	—	1,003,864,048
Current lease liabilities	9,926,283	—	(7,653,559)	(3,899,722)	3,276,490	7,069,867	1,665,140	—	(753,488)	9,631,011
Non-current lease liabilities	24,811,777	—	(2,693,797)	(1,936,618)	—	1,724,952	(1,665,140)	—	649,947	20,891,121
Non-current derivative contract liabilities	52,449,925	2,587,025	(11,865,980)	—	15,394,097	—	—	(16,776,989)	—	41,788,078
Total	1,083,232,440	126,339,746	(155,872,094)	55,469,814	61,291,953	8,794,819	—	(16,776,989)	(103,541)	1,162,376,148

Cash flow balance December 2024	ThCh$
Interest payments	(65,837,409)
Loan payments	(62,776,958)
Lease liability payments	(10,347,356)
Payment of bond principal	(16,910,371)
Proceeds from short term loans	123,752,721
Proceeds (payments) from bond-related derivative instruments	2,587,025

*Financing payments include both interest and principal on the debt.

	Reconciliation of financial liabilities 2023
		Changes with effect on cash flow		Changes other than cash
				Change in
				foreign currency
				and unit per		Increase	Reclassification
				adjustment	Accrual of	through	long-term to	Fair value
	As of 01.01.2023	Acquisition	Payments *	(USD/CHF)	interest	new leases	short-term	changes	Others	As of 12.31.2023
Current bank liabilities	688,800	31,850,233	(32,028,986)	(3,432,184)	4,423,046	—	—	—	—	1,500,909
Current bank liabilities	13,366,211	—	—	—	37,480	—	—	—	—	13,403,691
Current bonds	340,767,980	—	(376,971,322)	10,685,477	41,648,943	—	11,348,337	—	—	27,479,415
Non-current bonds	763,368,160	167,739,096	—	33,901,521	—	—	(11,348,337)	—	—	953,660,440
Current lease liabilities	7,100,579	—	(6,299,217)	(1,638,446)	2,563,021	5,330,367	2,869,979	—	—	9,926,283
Non-current lease liabilities	15,892,628	—	—	(1,303,322)	—	13,092,450	(2,869,979)	—	—	24,811,777
Non-current derivative contract liabilities	112,175,058	138,715,637	(15,384,841)	—	9,605,293	—	—	(192,661,222)	—	52,449,925
Total	1,253,359,416	338,304,966	(430,684,366)	38,213,046	58,277,783	18,422,817	—	(192,661,222)	—	1,083,232,440

Cash flow balance December 2023	ThCh$
Interest payments	(67,010,058)
Loan payments	(26,378,491)
Lease liability payments	(6,299,217)
Payment of bond principal	(330,996,600)
Proceeds from the issuance of bonds	167,739,096
Proceeds from short term loans	31,850,233
Proceeds (payments) from bond-related derivative instruments	138,715,637

*Financing payments include both interest and principal on the debt.

17.1 Bank liabilities

17.1.1     Bank liabilities, current

										Maturity		Total
Debtor			Creditor				Type of	Nominal	Effective	Up to	90 days to	at	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2025	12.31.2024
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannual	1.28%	1.28%	—	—	—	4,051,952
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannual	9.49%	9.49%	—	—	—	4,683,861
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannual	5.18%	5.18%	—	1,501,511	1,501,511	5,180,573
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	5.23%	—	—	—	—	5,027,500
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	—	1,001,017	1,001,017	1,003,357
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	—	5,005,811	5,005,811	—
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	—	1,501,743	1,501,743	1,526,560
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.54%	6.54%	—	340,080	340,080	1,505,250
91.144.000-8	Embotelladora Andina S.A.	Chile	Foreign	Bank of America N.A.	Chile	UF	At maturity	2.84%	3.14%	—	1,052,897	1,052,897	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	1.50%	—	1,379,548	1,379,548	34,877
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	1.50%	—	37,579	37,579	1,170,198
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	15.00%	16.01%	—	—	—	160,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	16.00%	17.2%	—	—	—	295,706
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	16.00%	17.2%	—	—	—	27,472,719
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación S.A.	Argentina	ARS	At maturity	48.50%	60.9%	—	—	—	721
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Coinag	Argentina	ARS	At maturity	43.00%	52.06%	—	—	—	3,387
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi S.A.	Argentina	ARS	At maturity	46.50%	57.80%	—	—	—	3,965,838
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro	Argentina	ARS	At maturity	33.00%	38.48%	—	—	—	1,637
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	USD	At maturity	18.00%	19.56%	—	—	—	160,568
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia S.A.	Argentina	ARS	At maturity	48.00%	60.90%	—	—	—	156,146
Total												11,820,186	56,401,282

17.1.2     Bank liabilities, non-current

										Maturity
Debtor			Creditor				Type of	Nominal	Effective	1 year to	More than 2	More than 3	More than 4	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2025
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	Foreign	Bank of America N.A.	Chile	UF	At maturity	2.84%	3.14%	—	—	—	—	92,960,992	92,960,991
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	5.23%	—	—	—	—	12,000,000	—	12,000,000
														Total	104,960,991

17.1.3     Bank liabilities, non-current previous year

Maturity
Debtor			Creditor				Amortization	Nominal	Effective	1 year to	more than 2	more than 3	more than 4	more than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Type	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2024
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
								—	—	—	—	—	—	—	—
								—	—	—	—	—	—	—	—
														Total	—

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to financial restrictions for the periods reported.

17.2     Bond obligations

The composition of corporate bonds issued on the public markets of the United States, Switzerland, and Chile is as follows:

	Current		Non-current		Total
Composition of bonds payable	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds payable face value	24,451,704	30,490,640	998,729,102	1,012,062,996	1,023,180,806	1,042,553,636
Issuance expenses and discounts associated with placement	(643,499)	(690,032)	(7,128,501)	(8,198,948)	(7,772,000)	(8,888,980)
	23,808,205	29,800,608	991,600,601	1,003,864,048	1,015,408,806	1,033,664,656

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market. A detail of these instruments is presented below:

		Current		Nominal	Effective			Current		Non-current
		nominal	Adjustment	Interest	Interest	Final	Interest
Bonds	Series	amount	unit	rate	rate	maturity	payment	12.31.2025	12.31.2024	12.31.2025	12.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	174,513	UF	6.50%	7.11%	06.01.2026	Semiannual	6,969,624	12,894,275	—	6,704,249
CMF Registration 641 08.23.2010	C	818,182	UF	4.00%	3.64%	08.15.2031	Semiannual	5,900,241	5,783,306	27,087,238	31,431,837
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	3.80%	08.16.2034	Semiannual	2,226,780	2,153,282	158,911,840	153,666,760
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	3.70%	03.01.2035	Semiannual	1,475,993	1,427,299	119,183,952	115,250,116
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.80%	2.85%	09.25.2039	Semiannual	1,659,714	1,604,933	226,449,372	218,975,134
U.S. Bonds 2050 01.21.2020	—	300,000,000	US	3.95%	4.09%	01.21.2050	Semiannual	4,747,692	5,215,223	272,139,000	298,938,000
Swiss Bond 2023 09.20.2023	—	170,000,000	CHF	2.72%	3.02%	09.20.2028	Annual	1,471,660	1,412,322	194,957,700	187,096,900
							Total	24,451,704	30,490,640	998,729,102	1,012,062,996

17.2.2     Non-current maturities

		Year of maturity				Total non-
		More than 1	More than 2	More than 3		current
	Series	to 2	up to 3	up to 4	More than 5	12.31.2025
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 641 08.23.2010	C	5,417,447	5,417,447	5,417,447	10,834,897	27,087,238
CMF Registration 760 08.20.2013	D	—	—	—	158,911,840	158,911,840
CMF Registration 760 04.02.2014	E	—	—	—	119,183,952	119,183,952
CMF Registration 912 10.10.2018	F	—	—	—	226,449,372	226,449,372
U.S. Bonds 2050 01.21.2020	—	—	—	—	272,139,000	272,139,000
Swiss Bond 2023 09.20.2023	—	—	—	—	194,957,700	194,957,700
Total		5,417,447	5,417,447	5,417,447	982,476,761	998,729,102

17.2.3     Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

Baa1	:	Moody’s Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4     Restrictions

17.2.4.1  Restrictions on bonds placed abroad.

Obligations with bonds placed abroad are not subject to financial restrictions for the reporting periods.

17.2.4.2  Restrictions on bonds placed in the local market.

The financial information used to calculate the restrictions is as follows:

12.31.2025
ThCh$
Average net financial debt Last 4 quarters	813,847,764
Net financial debt	768,724,538
Unencumbered assets	3,278,120,804
Total unsecured liabilities	2,109,945,091
EBITDA Last Twelve Months	584,493,573
Net financial expenses Last Twelve Months	(50,740,598)

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

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

As of December 31, 2025, this ratio was 1.39 times.

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

As of December 31, 2025, this ratio was 1.55 times.

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

As of December 31, 2025, this ratio was 1.39 times.

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

As of December 31, 2025, this ratio was 1.55 times.

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

As of December 31, 2025, Net Financial Coverage was 11.52 times.

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

As of December 31, 2025, this ratio was 1.39 times.

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

As of December 31, 2025, this ratio was 1.55 times.

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

As of December 31, 2025, this ratio was 1.39 times.

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

As of December 31, 2025, this ratio was 1.55 times.

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

As of December 31, 2025, the Company complies with all financial covenants.

17.3     Derivative contracts Obligations

See detail in Note 22.

17.4 Liabilities for leasing agreements

17.4.1     Current liabilities for leasing agreements

									Maturity		Total
Debtor		Creditor Entity				Type of	Nominal	Effective	Up to	90 days to	at	at
Name	Country	Tax ID	Name	Country	Currency	Amortization	rate	rate	90 days	1 year	12.31.2025	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	370,137	1,180,751	1,550,888	1,339,654
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	124,039	400,702	524,741	409,456
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	14.83%	418,851	827,202	1,246,053	1,281,478
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	11.25%	15.00%	10,178	30,534	40,712	265,453
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	13.00%	149,699	411,071	560,770	651,725
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	60.00%	309,286	96,839	406,125	639,548
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	13.00%	85,449	253,693	339,142	149,202
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	13.00%	251,621	255,555	507,176	628,640
Andina Empaques Argentina S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	40.00%	50.00%	27,655	142,824	170,479	—
Vital Jugos S.A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	4.08%	4.08%	—	—	—	187,511
Vital Jugos S.A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	6.81%	18.24%	25,787	80,131	105,918	—
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	8.82%	37.02%	40,028	125,750	165,778	156,972
Vital Aguas S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	11.24%	—	—	—	—
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.33%	2.53%	708,281	—	708,281	—
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	UF	Monthly	9.22%	9.22%	—	—	—	683,096
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.95%	2.99%	41,754	127,123	168,877	79,904
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	4.19%	102,090	305,206	407,296	365,886
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	3.74%	23,692	—	23,692	89,569
Transportes Polar S.A.	Chile	93.075.000-k	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	3.49%	44,736	136,531	181,267	230,503
Transporte Andina Refrescos Ltda.	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	3.87%	3.94%	129,765	86,229	215,994	208,121
Transporte Andina Refrescos Ltda.	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.45%	0.45%	—	—	—	—
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	2.88%	2.88%	—	—	—	989,891
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	4.19%	220,247	674,466	894,713	825,667
Transporte Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	5.39%	5.39%	—	—	—	63,008
Transporte Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	2.80%	2.84%	99,850	100,551	200,401	—
Transporte Andina Refrescos Ltda.	Chile	76.930.500-7	Inmobiliaria Ilog	Chile	UF	Monthly	2.09%	2.11%	143,755	144,507	288,262	—
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA G1	Chile	UF	Monthly	3.41%	3.47%	48,662	148,496	197,158	—
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA G2	Chile	UF	Monthly	3.41%	3.47%	73,036	222,877	295,913	—
Transporte Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA G3	Chile	UF	Monthly	3.41%	3.47%	42,426	129,467	171,893	—
Transporte Andina Refrescos Ltda.	Chile	76.914.632-6	Equipos y Soluciones Logísticas SpA	Chile	UF	Monthly	2.39%	2.49%	35,825	60,185	96,010	—
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	2.48%	—	—	—	368,314
Embotelladora Andina S.A.	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	3.48%	5,841	17,827	23,668	17,413
Embotelladora Andina S.A.	Chile	91.144.000-8	Codepack	Chile	USD	Monthly	2.32%	2.35%	40,136	94,558	134,694	—
										Total	9,625,901	9,631,011

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts. Assets related to these contracts are presented within Property, Plant, and Equipment, as right-of-use assets.

17.4.2    Non-current liabilities for leasing agreements, as of December 31, 2025

							Maturity
Debtor		Creditor Entity				Type of	Nominal	Effective	1 year to	2 years to	3 years to	4 years to	more than	at
Name	Country	Tax ID	Name	Country	Currency	Amortization	rate	rate	2 years	3 years	4 years	12.31.2025	5 years	12.31.2025
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	1,752,504	1,980,330	534,070	—	—	4,266,904
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	496,719	575,835	640,097	737,072	78,041	2,527,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	14.83%	664,218	351,832	—	—	—	1,016,050
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	15.00%	34,234	—	—	—	—	34,234
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	13.00%	548,095	548,095	517,513	181,110	—	1,794,813
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	CLP	Monthly	50.00%	60.00%	47,133	27,656	—	—	—	74,789
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	13.00%	252,406	—	—	—	—	252,406
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	13.00%	300,590	255,543	255,543	255,543	531,985	1,599,204
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	6.81%	18.24%	113,617	121,876	31,829	—	—	267,322
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	8.82%	37.02%	181,726	199,208	218,371	239,378	106,415	945,098
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	4.19%	932,187	888,763	—	—	—	1,820,950
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA G1	Chile	UF	Monthly	3.41%	3.47%	203,986	104,628	—	—	—	308,614
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA G2	Chile	UF	Monthly	3.41%	3.47%	306,163	316,768	135,203	—	—	758,134
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA G3	Chile	UF	Monthly	3.41%	3.47%	177,847	184,007	190,381	64,915	—	617,150
Transportes Polar S.A.	Chile	76.413.243-2	Inversiones La Verbena	Chile	UF	Monthly	3.43%	3.49%	230,390	259,822	268,875	—	—	759,087
Transportes Polar S.A.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	3.47%	410,737	388,644	—	—	—	799,381
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.95%	2.99%	173,926	179,127	184,484	110,154	—	647,691
Embotelladora Andina S.A	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	3.45%	30,266	34,133	35,321	—	—	99,720
													Total	18,589,311

17.4.3 Non-current liabilities for leasing agreements as of December 31, 2024

							Maturity
Debtor		Creditor				Type of	Nominal	Effective	1 year to	2 years to	3 years to	4 years to	more than	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	1,513,809	1,710,604	1,932,983	521,301	—	5,678,697
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	482,012	567,424	667,972	754,477	637,981	3,109,866
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	8.18%	866,320	380,045	195,378	—	—	1,441,743
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	11.25%	30,939	29,057	—	—	—	59,996
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	597,759	597,759	597,759	564,406	197,521	2,555,204
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	15,078	—	—	—	—	15,078
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	USD	Monthly	12.00%	12.00%	102,638	74,851	—	—	—	177,489
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	12.00%	389,010	327,827	278,698	278,698	859,320	2,133,553
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	33.10%	172,072	188,625	206,770	226,661	226,879	1,021,007
Transporte Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	3.74%	865,182	901,419	867,356	—	—	2,633,957
Transportes Polar S.A.	Chile	76.413.243-2	Inversiones La Verbena	Chile	UF	Monthly	3.43%	3.43%	187,008	229,809	352,080	—	—	768,897
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	4.11%	381,213	397,180	378,677	—	—	1,157,070
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	3.67%	22,910	—	—	—	—	22,910
Embotelladora Andina S.A	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	3.43%	24,049	29,876	33,189	28,540	—	115,654
													Total	20,891,121

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18  – TRADE AND OTHER ACCOUNTS PAYABLE

The composition of trade accounts payable and other current accounts payable is as follows:

Class	12.31.2025	12.31.2024
	ThCh$	ThCh$
Current	480,396,027	457,074,643
Non-current	685,605	2,534,836
Total	481,081,632	459,609,479

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Trade accounts payable	325,109,831	319,605,026
Withholding tax	94,607,257	77,122,183
Other (1)	61,364,544	62,882,270
Total	481,081,632	459,609,479
(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

19  – OTHER PROVISIONS CURRENT AND NON-CURRENT

19.1        Balances

The composition of the provisions is as follows:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Litigation (1)	57,811,209	55,245,799
Total	57,811,209	55,245,799

Current	2,433,147	1,522,426
Non-current	55,378,062	53,723,373
Total	57,811,209	55,245,799
(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	12.31.2025	12.31.2024
	ThCh$	ThCh$
Tax contingencies	30,024,767	29,416,543
Labor contingencies	14,014,847	13,912,282
Civil contingencies	13,771,595	11,916,974
Total	57,811,209	55,245,799

19.2        Movements

The movement of the main items included as provisions for litigation is detailed below:

Description	12.31.2025	12.31.2024
	ThCh$	ThCh$
Opening balance as of January 1	55,245,799	54,801,896
Additional provisions	—	189,356
Increase (decrease) in existing provisions	15,586,469	13,550,379
Used provision (payments made charged to the provision)	(14,046,529)	(7,232,750)
Reversal of unused provision	(24,173)	(17,716)
Increase (decrease) due to foreign exchange rate differences	1,049,643	(6,045,366)
Total	57,811,209	55,245,799

20  – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	12.31.2025	12.31.2024	12.31.2025		12.31.2024
	ThCh$	ThCh$	ThCh$		ThCh$
Dividends payable	412,358	140,474,025	—		—
Other	77,609	1,629,557	3,782,958	(1)	2,252,985
Total	489,967	142,103,582	3,782,958		2,252,985
(1)	Mainly corresponds to a property tax liability in Brazil.

21  – EQUITY

21.1     Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2025	2024
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1     Capital

	Paid-in and subscribed capital
Series	2025	2024
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2     Rights of each series:

●	Series A: Elects 12 of the 14 Directors.
●	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

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

The dividends declared and paid per share during the current period are as follows:

Periods		Characteristic of	Profits allocated	CLP	CLP
Approval-Payment		the dividend	to dividends	Series A	Series B
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90
04.20.2023	05.09.2023	Final	2022 Earnings	29.00	31.90
04.20.2023	05.26.2023	Final	Retained Earnings	50.00	55.00
07.25.2023	08.25.2023	Interim	2023 Earnings	29.00	31.90
09.27.2023	10.26.2023	Interim	2023 Earnings	29.00	31.90
12.28.2023	01.25.2023	Interim	2023 Earnings	32.00	35.20
04.25.2024	05.23.2024	Final	Accumulated earnings	32.00	35.20
04.25.2024	05.30.2024	Final	Accumulated earnings	30.00	33.00
07.31.2024	08.14.2024	Interim	2024 results	32.00	35.20
09.25.2024	10.25.2024	Interim	2024 results	32.00	35.20
12.19.2024	01.31.2025	Interim	2024 results	141.00	155.10
09.31.2025	10.23.2025	Interim	2025 results	35.00	38.50
11.25.2025	12.18.2025	Interim	2025 results	20.00	22.00

21.3        Other reserves

The balance of other reserves includes the follows:

Item	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(681,916,160)	(599,259,259)	(556,832,899)
Cash flow hedge reserve	(25,807,096)	(11,879,833)	(24,064,386)
Reserve for employee benefit actuarial gains or losses	(8,226,140)	(8,087,069)	(6,013,183)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	(282,797,770)	(186,074,535)	(153,758,842)

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

Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Brazil	(140,318,584)	(149,362,866)	(106,141,988)
Argentina	(595,379,875)	(481,188,361)	(464,946,783)
Paraguay	53,782,299	31,291,968	14,255,872
Total	(681,916,160)	(599,259,259)	(556,832,899)

The movement of this reserve for the periods ended on the dates below is as follows:

Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Brazil	9,044,282	(43,220,877)	34,620,409
Argentina	(114,191,514)	(16,241,578)	(103,957,934)
Paraguay	22,490,331	17,036,095	7,987,992
Total	(82,656,901)	(42,426,360)	(61,349,533)

21.3.6     Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross
Balance as of 2025	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	(20,463,976)	6,522,863	(13,941,113)
Exchange rate translation differences (1)	(70,045,566)	31,233,446	(38,812,120)
Benefit related to defined benefit plans	(198,547)	53,608	(144,939)
Total Comprehensive income as of December 31, 2025	(90,708,089)	37,809,917	(52,898,172)

	Gross
Balance as of 2024	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	19,166,716	(6,978,956)	12,187,760
Exchange rate translation differences (1)	(71,165,622)	29,114,514	(42,051,108)
Benefit related to defined benefit plans	(2,865,423)	773,664	(2,091,759)
Total Comprehensive income as of December 31, 2024	(54,864,329)	22,909,222	(31,955,107)

	Gross
Balance as of 2023	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	52,472,352	(14,183,004)	38,289,348
Exchange rate translation differences (1)	(98,844,581)	37,650,601	(61,193,980)
Benefit related to defined benefit plans	2,381,650	(643,045)	1,738,605
Total Comprehensive income as of December 31, 2023	(43,990,579)	22,824,552	(21,166,027)

(1)These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2025:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(20,704,135)	(70,045,566)	2,650,430
Deferred taxes	6,776,871	31,233,446	(715,616)
Reclassification to the result by function	(13,849)	—	(2,079,753)
Remeasurement of defined benefit plan	—	—	—
Total Changes in Equity	(13,941,113)	(38,812,120)	(144,939)
Equity attributable to owners of the parent	(13,927,263)	(39,294,032)	(139,071)
Non-Controlling interests	(13,850)	481,912	(5,868)
Total Changes in equity as of December 31, 2025	(13,941,113)	(38,812,120)	(144,939)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2024:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	19,232,249	(71,165,622)	(5,256,508)
Deferred taxes	(7,047,696)	29,114,514	1,419,257
Reclassification to the result by function	3,207	—	—
Remeasurement of defined benefit plan	—	—	1,745,492
Total Changes in Equity	12,187,760	(42,051,108)	(2,091,759)
Equity attributable to owners of the parent	12,184,553	(42,426,360)	(2,073,886)
Non-Controlling interests	3,207	375,252	(17,873)
Total Changes in equity as of December 31, 2024	12,187,760	(42,051,108)	(2,091,759)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2023:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	52,393,210	(98,844,581)	6,374,693
Deferred taxes	(14,113,095)	37,650,601	(1,721,167)
Reclassification to the result by function	9,233	—	—
Remeasurement of defined benefit plan	—	—	(2,914,921)
Total Changes in Equity	38,289,348	(61,193,980)	1,738,605
Equity attributable to owners of the parent	38,280,115	(61,349,533)	1,763,133
Non-Controlling interests	9,233	155,553	(24,528)
Total Changes in equity as of December 31, 2023	38,289,348	(61,193,980)	1,738,605

21.4        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
				December	December	December	December	December	December
Details	2025	2024	2023	2025	2024	2023	2025	2024	2023
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	47,191	52,055	23,516	7,445	6,524	4,067
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	5,437	5,645	2,735	600	284	(243)
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	7,542,062	6,674,645	6,421,855	1,464,819	1,293,004	1,023,763
Vital S.A.	35.0000	35.0000	35.0000	10,565,260	10,065,265	9,518,527	487,766	556,347	579,391
Vital Aguas S.A.	33.5000	33.5000	33.5000	5,047,261	4,883,451	2,391,066	186,569	147,033	168,407
Envases Central S.A.	40.7300	40.7300	40.7300	9,081,513	8,286,374	7,491,638	784,346	803,205	758,514
Re-Ciclar S.A.*	40.0000	40.0000	40.0000	6,866,327	8,020,393	8,845,550	(1,151,066)	(825,156)	536,178
Total				39,155,051	37,987,828	34,694,887	1,780,479	1,981,241	3,070,077

The following tables presents summarized information regarding the Company´s subsidiaries that have non-controlling interest:

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2025	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	134,155,411	15,930,758	83,945,032	28,988,379	6,926,463	20,875,213	4,062,515
Total non-current assets	312,305,475	15,229,487	344,981,798	19,343,871	3,259,802	20,736,712	38,275,436
Total current liabilities	131,196,205	4,121,167	60,089,529	16,235,750	4,897,930	18,805,567	11,475,343
Total non-current liabilities	38,521,603	1,037,909	21,234,964	1,910,044	221,884	509,587	13,696,789
Net sales	730,202,964	27,878,066	314,659,686	90,699,202	6,788,850	11,500,355	11,088,971
Net Income	43,661,388	3,244,845	67,511,321	1,393,617	556,922	1,925,717	(2,877,665)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2024	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	161,902,977	14,204,112	85,774,550	28,559,446	7,329,622	25,574,823	4,908,214
Total non-current assets	374,554,073	18,410,878	294,746,275	18,428,555	12,538,543	20,148,227	37,673,531
Total current liabilities	183,500,071	4,213,859	53,232,081	16,484,508	5,130,820	23,353,945	1,503,047
Total non-current liabilities	47,687,552	1,406,730	19,664,352	1,745,594	159,880	2,024,550	1,027,715
Net sales	779,373,515	34,201,434	282,065,004	84,410,998	3,915,820	99,079,582	913,462
Net Income	38,261,377	1,610,079	59,592,621	1,589,562	438,904	1,972,017	(2,070,392)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.	S.A.
December 31, 2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	79,240,262	9,149,013	81,710,657	29,670,457	7,064,594	20,446,648	6,613,813
Total non-current assets	186,371,255	9,397,856	277,112,895	19,914,658	5,272,662	21,015,727	26,500,107
Total current liabilities	105,077,757	4,907,443	44,297,696	20,549,744	5,061,919	16,775,490	1,596,354
Total non-current liabilities	22,626,937	561,677	18,552,180	1,839,580	137,827	6,293,557	9,403,691
Net sales	445,970,004	22,146,635	223,840,648	80,683,367	22,338,380	92,778,313	—
Net Income	23,848,440	(1,388,032)	47,183,699	1,655,403	502,706	1,862,293	1,340,445

21.5        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2025
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	127,952,003	140,744,933	268,696,936
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	270.35	297.38	283.86

Earnings per share	12.31.2024
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	110,792,786	121,870,098	232,662,884
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	234.09	257.50	245.80

Earnings per share	12.31.2023
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	81,639,457	89,801,953	171,441,410
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	172.49	189.74	181.12

22  – DERIVATIVE ASSETS AND LIABILITIES

As of December 31, 2025, the Company maintains cross currency swaps, currency forwards, and commodity swaps as derivative financial instruments.

Cross currency swaps (CCS), also known as interest rate and currency swaps, are valued by discounting expected future cash flows using current market rates for the currencies and rates involved in each transaction.

The fair value of currency forward contracts is determined based on the forward exchange rates in effect for contracts with similar maturity profiles, in accordance with market conditions at the closing date.

The fair value of commodity swaps is determined based on expected future cash flows, calculated using current market prices for futures contracts and considering the agreed maturity dates.

As of the date of these financial statements, the Company holds the following derivative assets and liabilities, recognized at fair value:

22.1Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, related to Local Bonds (Chile)

As of December 31, 2025, the Company maintains derivative contracts aimed at hedging part of its bond debt issued in Unidades de Fomento (UF), for a total amount of UF 7,992,694 (UF 8,462,025 as of December 31, 2024), for the purpose of converting these obligations to Chilean pesos (CLP).

The fair value measurement of these contracts at year-end resulted in a non-current asset of ThCh$ 91,164,876 (ThCh$ 85,252,373 as of December 31, 2024), which is presented under “Other non-current financial assets.”

The maturity dates of the derivative contracts are distributed over the years 2026, 2031, 2034, and 2035.

Cross Currency Swaps, related to international bonds (USA and Switzerland)

As of December 31, 2025, the Company has derivative contracts linked to US dollar-denominated obligations totaling USD 300 million, of which USD 150 million is converted to inflation-indexed Chilean pesos (UF) and USD 150 million to nominal Chilean pesos (CLP), both maturing in 2050. In addition, the Company holds derivatives linked to the Swiss franc (CHF) totaling CHF 170 million, converted to Brazilian reais (BRL), maturing in 2028.

The fair value measurement of the aforementioned contracts resulted in the following balances: The first contract records a non-current liability of ThCh$ 37,373,076, while the second contract presents a non-current liability of ThCh$ 39,271,844. Together, these contracts total a liability of ThCh$ 76,644,920, compared to ThCh$41,788,077 as of December 31, 2024.

The contract denominated in Swiss francs reflects a non-current asset of ThCh$51,810,982, compared to ThCh$59,298,394 as of December 31, 2024.

Exchange rate fluctuations associated with financial liabilities denominated in US dollars and Swiss francs are recognized in income, while the valuation effects of hedging instruments are recognized in comprehensive income, in accordance with IFRS 9 – Financial Instruments.

22.2 Forward currency contracts for highly probable expected transactions:

During the years 2025 and 2024, Embotelladora Andina S.A. entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, closing forward instruments in USD/ARS, USD/BRL, USD/CLP, and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 90.3 million (USD 89.0 million as of December 31, 2024).

Forward contracts that secure future commodity prices have been designated as hedging contracts since they comply with the documentation requirements of IFRS, and therefore their effects on changes in fair value are recorded in other comprehensive income.

22.3 Raw material swap for highly probable expected transactions:

During the year 2025, the Company entered into No. 5 sugar swap contracts to hedge the price of future sugar purchases for its Chilean operations. At the date of these financial statements, the outstanding contracts amounted to USD 5.6 million (USD 1.7 million in 2024).

In addition, it entered into sugar swap contracts No. 11 to secure the price of future sugar purchases for its Brazilian operations. As of December 31, 2025, the outstanding contracts amounted to USD 12.89 million.

Forward contracts that hedge future raw material prices have been designated as hedging contracts as they meet the documentation requirements of IFRS, and therefore their effects on changes in fair value are recognized in other comprehensive income.

22.4 Fair value hierarchies

As of December 31, 2025, the Company has assets from derivative contracts amounting to ThCh$ 143,633,334 (ThCh$ 148,655,771 as of December 31, 2024) and liabilities from derivative contracts of ThCh$ 80,262,635 (ThCh$ 42,149,462 as of December 31, 2024).

Hedging contracts associated with existing items have been classified in the same accounting category as the hedged items, while derivative contracts related to expected items are presented within current financial assets and liabilities.

All hedging contracts are recognized at fair value in the consolidated statement of financial position, in accordance with the provisions of IFRS 9 – Financial Instruments.

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

	Fair value measurement as of December 31, 2025
	Quoted prices in
	active markets for
	identical assets and	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	657,477	—	657,477
Other non-current financial assets	—	142,975,857	—	142,975,857
Total assets	—	143,633,334	—	143,633,334
Liabilities
Other current financial liabilities	—	3,617,715	—	3,617,715
Other non-current financial liabilities	—	76,644,920	—	76,644,920
Total liabilities	—	80,262,635	—	80,262,635

	Fair value measurement as of December 31, 2024
	Quoted prices in
	active markets for
	identical assets and	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	4,105,005	—	4,105,005
Other non-current financial assets	—	144,550,766	—	144,550,766
Total assets	—	148,655,771	—	148,655,771
Liabilities
Other current financial liabilities	—	361,384	—	361,384
Other non-current financial liabilities	—	41,788,078	—	41,788,078
Total liabilities	—	42,149,462	—	42,149,462

23  – LITIGATION AND CONTINGENCIES

23.1        Lawsuits or other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 699,235 (ThCh$ 722,249 as of December 31, 2024). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$ 21,331 (ThCh$61,269 as of December 31, 2024) in time deposits to guarantee judicial liabilities.
2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 54,678,827 (ThCh$ 53,001,124 as of December 31, 2024). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to ThCh$ 25,362,998 (ThCh$ 24,406,565 as of December 31, 2024).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,749,783,313 with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.13%, and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,625,647,115 as of the date of these financial statements.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 665,173,794 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 124,862,349.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 613,868,342, being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 1,190,254,577 as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 2,379,469 (ThCh$ 1,472,915 as of December 31, 2024). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.
4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 53,678 (ThCh$ 49,511 as of December 31, 2024). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2        Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Carrying amount
Creditor of the guarantee	Name of debtor	Relationship	Collateral	Type	12.31.2025	12.31.2024
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	154,080	141,900
Elqui Limited Agricultural Cooperative	Embotelladora Andina S.A.	Parent	Guarantee receipt	Other non-current financial assets	1,361,892	1,212,500
Mall Plaza	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Payables and Other Accounts Receivable	881,130	628,381
Metro S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade receivables and other accounts receivable	23,996	23,204
Parque Arauco S.A.	Andina Bottling Company	Parent	Guarantee receipt	Trade Payables and Other Accounts Receivable	323,386	312,712
Lease agreement	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	96,046	92,875
Miscellaneous	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	82,919	98,879
Various Retail	Polar Transportation	Subsidiary	Guarantee receipt	Trade Payables and Other Accounts Receivable	56,951	22,235
Employee Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,863,041	8,045,861
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,265,150	6,370,534
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, Plant, and Equipment	10,234,807	9,990,170
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	19
Acuña Gómez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	19	29
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	13	21
Municipality of Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	655	—
Municipality of San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,376	2,131
Municipality of Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	56	86
Municipality of Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,607	13,331
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	112	174
Municipality of Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	55	—
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	152	236
Other	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	42	55
Temas Industriales SA - General seizure of funds	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,817	12,107
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,652	2,559
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	1,014
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	156	241
José Luis Kreitzer, Alexis Beade, and Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	617	—
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	956
Province of Entre Ríos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	6,981
Marcus A. Peña	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	5,515	5,252
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	—	1,137
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant, and equipment	3,311	3,054
Rental guarantee	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	1,361	—
Sofía Cartes	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	3,220	2,637

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Creditor of the guarantee	Debtor name	Relationship	Guarantee	Type	12.31.2025	12.31.2024
					ThCh$	ThCh$
Labor proceedings	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal proceeding	5,980,781	6,648,889
Administrative proceedings	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal proceeding	88,143,399	80,036,491
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal proceeding	219,466,178	188,083,737
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal proceeding	138,003,496	116,943,181
Other	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal proceeding	1,737,590	1,407,340
EZEIZA Customs	Embotelladora del Atlántico S.A.	Subsidiary	Surety bond	Faithful compliance of contract	346,823	576,829
EZEIZA Customs	Andina Empaques Argentina S.A.	Subsidiary	Surety bond	Faithful compliance of contract	—	4,414

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

Interest Rate Risk

As of December 31, 2025, the Company maintains all of its debt obligations at a fixed rate, in order to avoid fluctuations in financial expenses that could arise from possible increases in interest rates.

The Company’s indebtedness corresponds to six bonds issued in the Chilean local market at a fixed rate, which have a total outstanding balance of UF 13.69 million, denominated in Unidades de Fomento (UF), a unit indexed to inflation in Chile. Given that the Company’s sales are correlated with the variation of the UF, this structure allows for an adequate correspondence between income and obligations. In addition, the Company has a bilateral loan denominated in Unidades de Fomento (UF), with a current outstanding balance of UF 2.36 million.

Of the total local bonds, five have been redenominated through derivative instruments to Chilean pesos (CLP), both in terms of their rate and notional value, maintaining the original structure of the bond.

Furthermore, the Company has debt in the international market through a 144A/Reg S bond issued in the United States, at a fixed rate in US dollars, for a total amount of USD 300 million. Of this amount, USD 150 million has been redenominated through derivatives to Chilean pesos adjusted for inflation (UF), and the remaining USD 150 million has been redenominated to nominal Chilean pesos (CLP), in both cases maintaining the original structure of the bond.

Likewise, in September 2023, the Company issued a bond in the Swiss market for CHF 170 million at a fixed rate in Swiss francs, which has been redenominated through derivative instruments to Brazilian reais (BRL), both in its rate and notional value, maintaining the structure of the original bond.

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

a)     Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client base implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

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

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)    Exposure of foreign investments:

This risk arises from converting net investments from each country’s functional currency (Brazilian real, Argentine peso, or Paraguayan guaraní) to the presentation currency of the parent company (Chilean peso). Appreciation or devaluation of the Chilean peso against each country’s functional currency gives rise to respective decreases or increases in equity. The Company does not hedge this risk.

The Company assesses fluctuations in the currencies used in its operations relative to the presentation currency of the financial statements through a sensitivity analysis of total assets, total liabilities, and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Closing currency variation	-9.0%	2.4%	-35.4%	8.4%

		Brazil	Argentina	Paraguay
		ThCh$	ThCh$	ThCh$
Total Assets		1,065,354,542	466,462,159	428,926,830
Total Liabilities		817,996,560	169,332,473	81,324,493
Net Investment		247,357,982	297,129,686	347,602,337
Share on income		29.2%	21.9%	9.4%

		BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on parity		-6.1%	-41.9%	-3.9%

		ThCh$	ThCh$	ThCh$
Variation impact on results		(11,950,406)	(4,652,930)	(6,751,132)
Variation impact on equity		(28,945,912)	(81,898,581)	6,862,591

The scenario above represents an exchange rate sensitivity of a 10% decrease from the actual exchange rates at the reporting date, affecting the translation of local currencies into the presentation currency of the Group’s financial statements, and the resulting impact on the results and equity of the different Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results. In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

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

Commodities risk

The Company is exposed to the risk of price fluctuations in international markets, mainly for sugar, PET resin, and aluminum, which are the main inputs used in the production of beverages and packaging and together represent between 35% and 40% of operating costs. To mitigate and/or stabilize this risk, the Company frequently enters into supply contracts and makes advance purchases when market conditions warrant.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

As of December 31, 2025	Payments on the year of maturity
		More than 1	More than 2	More than 3
Category	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	11,820,186	—	—	—	92,960,992
Bonds payable	24,451,704	5,417,447	5,417,447	5,417,447	1,059,121,681
Lease obligations	9,625,901	6,856,744	6,416,267	3,011,688	2,304,613
Contractual obligations (1)	142,577,913	39,637,714	19,997,451	19,180,962	1,301,518
Total	188,475,704	51,911,905	31,831,165	27,610,097	1,155,688,804

As of December 31, 2024	Payments on the year of maturity
		More than 1	More than 2	More than 3
Category	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	56,401,282	—	—	—	—
Bonds payable	30,490,640	11,942,889	5,238,640	5,238,640	1,031,430,903
Lease obligations	9,631,011	5,649,998	5,434,476	5,510,861	4,295,783
Contractual obligations (1)	169,773,223	28,578,074	22,063,770	17,429,919	7,837,043
Total	266,296,156	46,170,961	32,736,886	28,179,420	1,043,563,729
(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – REVENUE FROM ORDINARY ACTIVITIES

The Company’s revenue mainly arises from the sale of beverages and related products. For presentation purposes, revenue is classified into the following categories:

●	Non-alcoholic beverages: Includes soft drinks, juices, water, and other non-alcoholic beverages commercialized under brands owned by The Coca-Cola Company and Monster Beverage Corporation.
●	Alcoholic beverages: Includes beers and other alcoholic beverages distributed by the Company.
●	Other revenue: Mainly relates to the sale of pulp, packaging, cases, bottles, and other materials used in operations.

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Non-alcoholic beverages	2,956,573,827	2,850,966,747	2,256,309,490
Alcoholic beverages	353,981,539	345,733,257	337,722,715
Other revenue	34,280,485	27,533,001	24,404,847
Total	3,344,835,851	3,224,233,005	2,618,437,052

26  – EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Direct production costs	(1,642,483,000)	(1,584,826,536)	(1,346,516,486)
Payroll and employee benefits	(491,519,165)	(489,656,716)	(378,482,113)
Transportation and distribution	(262,565,173)	(261,492,646)	(211,998,332)
Advertisement	(48,788,729)	(47,157,493)	(35,831,757)
Depreciation and amortization	(159,241,493)	(151,110,933)	(112,771,324)
Repairs and maintenance	(62,443,411)	(63,130,395)	(46,021,127)
Other expenses	(222,428,367)	(199,776,910)	(129,478,810)
Total	(2,889,469,338)	(2,797,151,629)	(2,261,099,949)
(1)	Corresponds to the addition of the cost of sales, administrative expenses, and distribution costs.

27  – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	1,665,503	222,898	754,338
Recovery PIS credit and COFINS Brazil(1)	2,816,267	20,454,256	—
Income from construction contract compensation	2,836,127	—	—
Supplier compensation (2)	5,298,437	—	—
Other	766,123	802,707	556,151
Total	13,382,457	21,479,861	1,310,489
(1)	See Note 6 (2) for more information on the recovery.
(2)	Compensation for overpricing in the purchase of raw materials.

28  – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2025		01.01.2024		01.01.2023
Description	12.31.2025		12.31.2024		12.31.2023
	ThCh$		ThCh$		ThCh$
Contingencies and non-operating fees	(15,924,999)		(19,376,723)		(11,145,708)
Tax on bank debits	(7,112,673)		(7,862,779)		(4,403,347)
Write-offs, disposals and loss on sale of property, plant and equipment	(3,823,917)		(5,805,588)		(8,072,422)	(3)
Others	(3,252,844)	(1)	(3,604,939)	(2)	(2,820,106)	(4)
Total	(30,114,433)		(36,650,029)		(26,441,583)
(1)	Includes expenses related to the process of closing Red de Transportes Comerciales Ltda.
(2)	Includes the loss due to the impairment provision for Rights in Chile related to AdeS. See Note 2.8.
(3)	Expenses for the write-off of the container yard in Operation Paraguay and Operation Chile.
(4)	Mainly due to restructuring in Operations for the year 2023.

29  – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)    Financial income

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Interest income	11,326,220	18,377,685	25,791,172
Ipiranga purchase warranty restatement	59,648	39,511	47,032
From PIS and COFINS credits (1)	4,256,200	8,986,697	—
Other financial income	2,797,544	1,556,025	5,557,963
Total	18,439,612	28,959,918	31,396,167
(1)	See Note 6 for more information on the recovery.

b)    Financial costs

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Bond interest	(56,027,866)	(51,829,876)	(53,148,503)
Bank loan interest	(4,532,444)	(7,398,612)	(4,510,379)
Lease interest	(2,817,626)	(3,277,261)	(2,616,945)
Other financial costs	(4,840,477)	(7,908,134)	(5,012,525)
Total	(68,218,413)	(70,413,883)	(65,288,352)

30  – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2025		01.01.2024	01.01.2023
Description	12.31.2025		12.31.2024	12.31.2023
	ThCh$		ThCh$	ThCh$
Other gains and losses	(1,817,033)	(1)	—	(15,909,117)	(2)
Total	(1,817,033)		—	(15,909,117)
(1)

At the end of December 2025, losses of CLP 1,817,033 were recognized in connection with the transfer, at a discount, of a receivable held by Embotelladora Andina S.A. to a financial institution. The receivable arose from dividends declared by subsidiaries and denominated in Argentine pesos.

(2)

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

31 – EXCHANGE DIFFERENCES

Exchange differences are detailed as follows:

	01.01.2025	01.01.2024	01.01.2023
Description	12.31.2025	12.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$
Generated by suppliers	(2,067,516)	(6,022,628)	(26,366,916)
Generated by financial assets	304,783	(1,067,456)	12,348,172
Generated by financial liabilities	(882,743)	206,889	(3,310,906)
Other	(779,414)	(523,509)	113,520
Total	(3,424,890)	(7,406,704)	(17,216,130)

32 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2025	12.31.2024
	ThCh$	ThCh$
Cash and cash equivalents	296,539,709	248,899,004
USD	21,353,466	14,817,741
EUR	352,273	234,718
CLP	191,155,122	140,155,381
BRL	47,445,694	48,540,084
ARS	11,629,118	12,461,057
PGY	24,604,036	32,690,023

Other current financial assets	45,974,709	76,586,583
CLP	45,447,539	73,865,057
BRL	370,343	2,553,727
ARS	155,482	57,786
PGY	1,345	110,013

Other current non-financial assets	15,985,896	27,260,507
USD	167,005	3,195,150
EUR	1,041	213,862
UF	1,239,018	1,024,253
CLP	5,091,354	5,389,357
BRL	3,248,260	2,451,721
ARS	2,095,384	10,110,029
PGY	4,143,834	4,876,135

Trade payables and other accounts receivable	339,778,498	332,831,088
USD	1,356,760	5,617,644
EUR	—	—
UF	451,075	—
CLP	174,836,494	177,104,333
BRL	99,911,965	87,509,718
ARS	45,153,473	50,035,902
PGY	18,068,731	12,563,491

Accounts receivable from related entities	15,299,187	9,901,543
USD	1,394,519	—
CLP	12,446,341	9,901,543
BRL	1,371,835	—
ARS	86,492	—
PGY	—	—

Inventories	304,550,609	299,970,909
CLP	112,599,731	106,986,666
BRL	81,404,081	73,721,137
ARS	82,161,616	95,970,869
PGY	28,385,181	23,292,237

Current tax assets	14,924,173	17,746,106
USD	—	—
CLP	4,216,224	7,749,543
BRL	10,707,949	9,851,901
ARS	—	144,662

Total current assets	1,033,052,781	1,013,195,740
USD	24,271,750	23,630,536
EUR	353,314	448,580
UF	1,690,093	1,024,253
CLP	545,792,805	521,151,879
BRL	244,460,127	224,628,288
ARS	141,281,565	168,780,305
PGY	75,203,127	73,531,899

NON-CURRENT ASSETS	12.31.2025	12.31.2024
	ThCh$	ThCh$
Other financial assets, non-current	164,370,936	169,420,303
USD	28,873,574	24,195,386
UF	1,216,865	1,216,865
CLP	63,977,786	62,774,079
BRL	51,810,982	59,298,394
ARS	18,491,729	21,935,579

Other non-financial assets, non-current	82,913,107	79,746,695
USD	—	—
UF	445,934	431,216
CLP	47,532	47,530
BRL	78,586,098	74,983,744
ARS	1,660,095	2,415,012
PGY	2,173,448	1,869,193

Accounts receivable, non-current	187,644	335,723
UF	-	—
CLP	39,558	212,749
ARS	15,725	9,008
PGY	132,361	113,966

Accounts receivable from related entities, non-current	8,000,924	292,931
CLP	8,000,924	292,931

Investments accounted for using the equity method	87,087,871	85,192,710
CLP	45,641,870	46,683,997
BRL	41,446,001	38,508,713

Intangible assets other than goodwill	719,489,720	693,383,630
USD	3,959,421	3,959,421
CLP	326,186,656	318,673,224
BRL	177,701,306	172,991,812
ARS	7,059,802	9,074,686
PGY	204,582,535	188,684,487

Capital gains	137,128,318	144,681,420
CLP	9,523,767	9,523,767
BRL	66,254,592	64,670,541
ARS	52,677,304	62,487,785
PGY	8,672,655	7,999,327

Property, plant, and equipment	1,179,385,259	1,097,773,572
EUR	—	—
CLP	412,746,936	394,341,668
BRL	397,208,409	318,245,367
ARS	242,270,287	291,160,305
PGY	127,159,627	94,026,232

Deferred tax assets	8,788,858	7,081,549
CLP	6,527,688	5,028,479
PGY	2,261,170	2,053,070

Total non-current assets	2,387,352,637	2,277,908,533
USD	32,832,995	28,154,807
EUR	—	—
UF	1,662,799	1,648,081
CLP	872,692,717	837,578,424
BRL	813,007,388	728,698,571
ARS	322,174,942	387,082,375
PGY	344,981,796	294,746,275

	12.31.2025			12.31.2024
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	41,520,465	20,898,525	62,418,990	47,596,941	62,733,519	110,330,460
USD	3,211,105	3,095,127	6,306,232	4,527,746	2,823,324	7,351,070
EUR	40,028	125,750	165,778	37,902	119,070	156,972
UF	21,422,059	3,134,106	24,556,165	6,635,279	27,455,884	34,091,163
CLP	10,844,518	9,972,566	20,817,084	202,438	28,032,817	28,235,255
BRL	2,616,027	2,439,189	5,055,216	824,103	2,471,938	3,296,041
ARS	1,907,554	239,663	2,147,217	34,452,772	140,384	34,593,156
PGY	542,218	1,892,124	2,434,342	17,523	1,690,102	1,707,625
CHF	936,956	—	936,956	899,178	—	899,178

Trade accounts payable and other current accounts payable	472,851,989	7,544,038	480,396,027	449,856,870	7,217,773	457,074,643
USD	42,212,729	78,726	42,291,455	18,947,509	349,038	19,296,547
EUR	5,528,980	6,360	5,535,340	5,524,760	53,061	5,577,821
UF	1,595,469	1,459	1,596,928	1,860,276	—	1,860,276
CLP	112,618,619	7,457,493	120,076,112	167,135,196	6,815,674	173,950,870
BRL	158,548,956	—	158,548,956	144,438,439	—	144,438,439
ARS	64,252,634	—	64,252,634	67,851,883	—	67,851,883
PGY	85,915,936	—	85,915,936	42,129,433	—	42,129,433
Other currencies	2,178,666	—	2,178,666	1,969,374	—	1,969,374

Accounts payable to related entities, current	101,388,091	714,462	102,102,553	94,376,420	—	94,376,420
CLP	43,924,974	714,462	44,639,436	47,188,912	—	47,188,912
BRL	36,197,353	—	36,197,353	28,548,564	—	28,548,564
ARS	7,154,967	—	7,154,967	7,542,033	—	7,542,033
PGY	14,110,797	—	14,110,797	11,096,911	—	11,096,911

Other current provisions	1,076,922	1,356,225	2,433,147	422,985	1,099,441	1,522,426
CLP	1,076,922	1,302,547	2,379,469	422,985	1,049,930	1,472,915
PGY	—	53,678	53,678	—	49,511	49,511

Current tax liabilities	10,513,700	3,694,162	14,207,862	10,155,528	18,213,748	28,369,276
CLP	3,497,154	881,495	4,378,649	4,106,948	—	4,106,948
BRL	7,016,546	—	7,016,546	6,048,580	—	6,048,580
ARS	—	1,680,729	1,680,729	—	16,898,437	16,898,437
PGY	—	1,131,938	1,131,938	—	1,315,311	1,315,311

Current provisions for employee benefits	51,318,613	17,045,358	68,363,971	59,703,271	12,663,916	72,367,187
CLP	5,932,159	14,695,203	20,627,362	7,223,078	10,676,695	17,899,773
BRL	25,920,317	—	25,920,317	30,162,575	—	30,162,575
ARS	19,466,137	—	19,466,137	22,317,618	—	22,317,618
PGY	—	2,350,155	2,350,155	—	1,987,221	1,987,221

Other current non-financial liabilities	125,395	364,572	489,967	101,155,626	40,947,956	142,103,582
CLP	118,896	—	118,896	101,151,643	40,668,020	141,819,663
ARS	6,499	—	6,499	3,983	—	3,983
PGY	—	364,572	364,572	—	279,936	279,936

Total current liabilities	678,795,176	51,617,341	730,412,517	763,267,641	142,876,353	906,143,994
USD	45,423,834	3,173,853	48,597,687	23,475,255	3,172,362	26,647,617
EUR	5,569,008	132,110	5,701,118	5,562,662	172,131	5,734,793
UF	23,017,528	3,135,565	26,153,093	8,495,555	27,455,884	35,951,439
CLP	178,013,243	35,023,765	213,037,008	327,431,200	87,243,136	414,674,336
BRL	230,299,199	2,439,189	232,738,388	210,022,261	2,471,938	212,494,199
ARS	92,787,791	1,920,392	94,708,183	132,168,289	17,038,821	149,207,110
PGY	100,568,951	5,792,467	106,361,418	53,243,867	5,322,081	58,565,948
CHF	936,956	—	936,956	899,178	—	899,178
Other currencies	2,178,666	—	2,178,666	1,969,374	—	1,969,374

	12.31.2025				12.31.2024
	More than 1 year	More than 3	More than		More than 1 year	More than 3	More than
NON-CURRENT LIABILITIES	up to 3 years	up to 5 years	5 years	Total	up to 3 years	up to 5 years	5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current	1,186,476,868	4,602,512	716,443	1,191,795,823	1,056,609,706	8,011,840	1,921,701	1,066,543,247
USD	284,650,789	1,241,538	531,985	286,424,312	310,800,461	1,719,561	1,056,841	313,576,863
EUR	380,934	457,749	106,415	945,098	172,072	622,056	226,879	1,021,007
UF	97,779,731	991,987	—	98,771,718	528,074,358	1,598,112	—	529,672,470
CLP	603,807,050	—	—	603,807,050	26,303,149	—	—	26,303,149
BRL	5,855,671	1,911,238	78,043	7,844,952	5,580,210	4,072,111	637,981	10,290,302
ARS	74,788	—	—	74,788	15,078	—	—	15,078
CHF	193,927,905	—	—	193,927,905	185,664,378	—	—	185,664,378

Accounts payable, non-current	685,605	—	—	685,605	2,534,836	—	—	2,534,836
CLP	685,605	—	—	685,605	2,523,733	—	—	2,523,733
ARS	—	—	—	—	11,103	—	—	11,103

Accounts payable related companies	—	—	—	—	380,465	—	—	380,465
BRL	—	—	—	—	380,465	—	—	380,465

Other provisions, non-current	55,378,062	—	—	55,378,062	53,723,373	—	—	53,723,373
BRL	54,678,827	—	—	54,678,827	53,001,124	—	—	53,001,124
ARS	699,235	—	—	699,235	722,249	—	—	722,249

Deferred tax liabilities	218,670,687	2,624	—	218,673,311	224,967,885	—	—	224,967,885
CLP	104,804,980	2,624	—	104,807,604	102,389,788	—	—	102,389,788
BRL	58,278,145	—	—	58,278,145	60,256,153	—	—	60,256,153
ARS	35,139,065	—	—	35,139,065	43,461,030	—	—	43,461,030
PGY	20,448,497	—	—	20,448,497	18,860,914	—	—	18,860,914

Non-current provisions for employee benefits	23,123,294	—	—	23,123,294	20.160.468	—	—	20,160,468
CLP	22,336,827	—	—	22,336,827	19,338,456	—	—	19,338,456
ARS	—	—	—	—	18,574	—	—	18,574
PGY	786,467	—	—	786,467	803,438	—	—	803,438

Other non-financial liabilities	3,782,958	—	—	3,782,958	2,252,985	—	—	2,252,985
BRL	3,782,958	—	—	3,782,958	2,252,985	—	—	2,252,985
ARS	—	—	—	—	—	—	—	—

Total non-current liabilities	1,488,117,474	4,605,136	716,443	1,493,439,053	1,360,629,718	8,011,840	1,921,701	1,370,563,259
USD	284,650,789	1,241,538	531,985	286,424,312	310,800,461	1,719,561	1,056,841	313,576,863
EUR	380,934	457,749	106,415	945,098	172,072	622,056	226,879	1,021,007
UF	97,779,731	991,987	—	98,771,718	528,074,358	1,598,112	—	529,672,470
CLP	731,634,462	2,624	—	731,637,086	150,555,126	—	—	150,555,126
BRL	122,595,601	1,911,238	78,043	124,584,882	121,470,936	4,072,111	637,981	126,181,028
ARS	35,913,088	—	—	35,913,088	44,228,035	—	—	44,228,035
PGY	21,234,964	—	—	21,234,964	19,664,352	—	—	19,664,352
CHF	193,927,905	—	—	193,927,905	185,664,378	—	—	185,664,378

33  – SUBSEQUENT EVENTS

No events have occurred since December 31, 2025, that could significantly affect the Company’s consolidated financial position.